FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item		Number

1.	Telefónica — 2008 Annual Accounts

• Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2008

• Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2008

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2008 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores — CNMV).
The aforesaid Annual Accounts will be submitted for approval at the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced in due course.
Madrid, March 30th, 2009

AUDIT REPORT

TELEFÓNICA
Financial Statements and Management Report
for the year ended
December 31, 2008
ERNST & YOUNG

ERNST & YOUNG	Ernst & Young, S.L. Torre Picasso Plaza Pablo Ruiz Picasso, 1 28020 Madrid Tel: 902 365 456 Fax: 915 727 300 www.ey.com/es
Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy the Spanish-language version prevails (See Note 22)
AUDIT REPORT ON THE FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
1.     We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2008 and the income statement, the statement of changes in equity, the cash flow statement and the notes thereto for the year then ended, the preparation of which is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates made.
2.     The accompanying 2008 financial statements are the first prepared by the Directors under the Spanish GAAP enacted by Royal Decree 1514/2007. In this regard, in accordance with section one of Transitional Provision Four of said Royal Decree, these financial statements have been considered as first-time financial statements and, therefore, no comparative figures are included. Under heading “Issues relating to the transition to new accounting principles” of note 2.b to the financial statements, are provided the balance sheet and income statement included in the approved 2007 financial statements, which were prepared in accordance with generally accepted accounting principles and standards in force in Spain at that time. In addition, there is an explanation of the main differences between the accounting criteria applied in 2007 and those currently applicable, as well as the quantification of the impact on equity at January 1, 2008 (the date of transition) caused by the change in accounting criteria. Our opinion refers only to the financial statements for 2008. On February 28, 2008 we issued our audit report on the 2007 financial statements, prepared in conformity with generally accepted accounting principles and standards in force in Spain for that year, in which we expressed an unqualified opinion.
3.     In our opinion, the accompanying 2008 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2008 and of the results of its operations, changes in equity and cash flow for the year then ended, and contain the required information necessary for their adequate interpretation and understanding, in conformity with the applicable accounting principles and standards generally accepted in Spain.
Domicillio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749, Libro 0, Folio 215, Sección 8’,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

ERNST & YOUNG
4.     The accompanying 2008 management report contains such explanations as the Directors consider appropriate concerning the situation of Telefónica, S.A., the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2008 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso
March 6, 2009	José Luis Perelli Alonso

TELEFÓNICA, S.A.
ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT
REPORT FOR THE YEAR ENDED DECEMBER 31, 2008

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31
(Millions of euros)

ASSETS	Note	2008

NON-CURRENT ASSETS		76,768

Intangible assets	5	81
Patents, licenses, trademarks, et al.		4
Software		15
Other intangible assets		62
Property, plant and equipment	6	404
Land and buildings		178
Plant and other PP&E items		207
Property, plant and equipment under construction and prepayments		19
Investment property	7	336
Land		65
Buildings		271
Investment in group companies and associates	8	69,889
Equity instruments in group companies and associates		63,795
Loans to group companies and associates		6,070
Other financial assets with group companies and associates		24
Non-current financial investments	9	4,253
Investment in other companies		383
Loans to third parties		25
Derivatives	16	3,458
Other financial assets		387
Deferred tax assets	17	1,805

CURRENT ASSETS		11,673

Trade and other receivables	10	546
Investments in group companies and associates	8	9,512
Loans to group companies and associates		9,383
Derivatives		101
Other financial assets		28
Current financial investments	9	1,002
Loans to companies		46
Derivatives	16	956
Accruals		8
Cash and cash equivalents		605
Cash and cash equivalents		605

TOTAL ASSETS		88,441

The accompanying Notes 1 to 22 and Appendix I are an integral part of this balance sheet.

TELEFÓNICA, S.A.

BALANCE SHEET AT DECEMBER 31
(Millions of euros)

EQUITY AND LIABILITIES	Note	2008

EQUITY		27,326

CAPITAL AND RESERVES		27,477
Share capital	11	4,705
Share premium	11	460
Reserves	11	24,087
Legal reserve		984
Other reserves		23,103
Treasury shares and own equity instruments	11	(2,179)
Profit for the year	3	2,700
Interim dividend	3	(2,296)
UNREALIZED GAINS (LOSSES) RESERVE	11	(151)

Available-for-sale financial assets		(229)
Hedging instruments		78

NON-CURRENT LIABILITIES		41,317

Provisions		42
Other provisions		42
Borrowings	12	9,761
Debentures, bonds and other marketable debt securities	13	288
Interest-bearing debt	14	7,225
Derivatives	16	2,241
Other financial liabilities		7
Payables to group companies and associates	15	30,955
Deferred tax liabilities	17	559

CURRENT LIABILITIES		19,798

Provisions		5
Borrowings	12	3,059
Debentures, bonds and other marketable debt securities	13	1,567
Interest-bearing debt	14	788
Derivatives	16	704
Payables to group companies and associates	15	16,568
Trade and other payables		164
Accruals		2

TOTAL EQUITY AND LIABILITIES		88,441

The accompanying Notes 1 to 22 and Appendix I are an integral part of this balance sheet.

TELEFÓNICA, S.A.
INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31

(Millions of euros)	Note	2008

Revenue from operations	18.1	363
Rendering of services — group companies and associates		357
Rendering of services — non-group companies		6
Other operating income	18.2	109
Non-core and other current operating revenues — group companies and associates		93
Non-core and other current operating revenues — non-group companies		16
Personnel expenses	18.3	(167)
Wages, salaries		(150)
Social security costs and other personnel expenses		(17)
Other operating expenses		(384)
External services — group companies and associates	18.5	(78)
External services — non-group companies	18.5	(290)
Taxes other than income tax		(16)
Depreciation and amortization	5, 6 y 7	(72)

OPERATING PROFIT		(151)

Finance revenue	18.6	8,227
From equity investments		7,176
In group companies and associates		7,135
In third parties		41
From marketable securities and other financial instruments		1,051
Of group companies and associates		891
Of third parties		160
Finance costs	18.7	(3,027)
Borrowings from group companies and associates		(2,652)
Third-party borrowings		(342)
Provision discount adjustment		(33)
Change in fair value of financial instruments		5
Trading portfolio and other securities		(6)
Gains on available-for-sale financial assets recognized in the period		11
Exchange gains (losses)	18.8	(57)
Impairment and gains (losses) on disposal of financial instruments	18.9	(4,219)
Impairment losses and losses	8.2	(4,182)
Gains (losses) on disposal and other gains and losses		(37)

NET FINANCE REVENUE		929

PROFIT BEFORE TAX	20	778

Income tax	17.2	1,922

PROFIT FOR THE YEAR		2,700

The accompanying Notes 1 to 22 and Appendix I are an integral part of this income statement.

TELEFÓNICA, S.A.
STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31
A)	STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(Millions of euros)	Note	2008

Profit for the period		2,700
Income and expense recognized directly in equity	11.2	(405)
From measurement of financial instruments		(390)
Available-for-sale financial assets		(390)
From cash flow hedges		(189)
Tax effect		174
Amounts transferred to income statement	11.2	27
From measurement of financial instruments		(11)
Available-for-sale financial assets		(11)
From cash flow hedges		50
Tax effect		(12)

TOTAL RECOGNIZED INCOME AND EXPENSE		2,322

The accompanying Notes 1 to 22 and Appendix I are an integral part of this statement of recognized income and expense.

TELEFÓNICA, S.A.
B)	TOTAL STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31

								Net unrealized
	Share	Share		Treasury shares and	Retained	Profit for the	Interim	gains (losses)
(Millions of euros)	capital	premium	Reserves	own equity instruments	earnings	year	dividend	reserve	TOTAL

Balance in financial statements at December 31, 2007	4,773	521	7,991	—	6,620	—	(1,652)	—	18,253

Impact of transition to new accounting principles (Note 2.b)	—	1,075	12,962	(1,074)	—	—	—	227	13,190

Balance at January 1, 2008	4,773	1,596	20,953	(1,074)	6,620	—	(1,652)	227	31,443

Total recognized income and expense	—	—	—	—	—	2,700	—	(378)	2,322
Transactions with shareholders and owners	(68)	(1,136)	(1,875)	(1,105)	—	—	(2,296)	—	(6,480)
Capital decreases	(68)	(1,136)	—	1,204	—	—	—	—	—
Dividends paid	—	—	(1,869)	—	—	—	(2,296)	—	(4,165)
Transactions with treasury shares or own equity instruments (net)	—	—	(6)	(2,309)	—	—	—	—	(2,315)
Appropriation of prior year profit	—		4,968		(6,620)		1,652		—
Other changes in equity	—	—	41	—		—	—	—	41

Balance at December 31, 2008	4,705	460	24,087	(2,179)	—	2,700	(2,296)	(151)	27,326

The accompanying Notes 1 to 22 and Appendix I are an integral part of this total statement of changes in equity.

TELEFÓNICA, S.A.
CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31

(Millions of euros)	Notes	2008

A) CASH FLOWS FROM OPERATING ACTIVITIES		8,068

Profit before tax		778
Adjustments to profit:		(857)
Depreciation and amortization		72
Gains on disposal of consolidated companies	8.1	(3)
Impairment of investments in group companies and associates	8.2	4,182
Impairment of investments in non-group companies		1
Losses on disposal of financial assets, securities portfolio		39
Net financial expense	18.6 y 18.7	(5,148)
Change in working capital		(301)
Trade and other receivables		(250)
Other current assets		(16)
Trade and other payables		(96)
Other current liabilities		(4)
Other non-current assets and liabilities		65
Other cash flows from operating activities	20	8,448
Net interest paid		(2,644)
Dividends received		8,248
Income tax receipts (payments)	20	2,844

B) CASH FLOWS FROM INVESTING ACTIVITIES		(762)

Payments on investments	20	(2,983)
Proceeds from disposals	20	2,221

C) CASH FLOWS FROM FINANCING ACTIVITIES		(8,935)

Proceeds from/(payments on) equity instruments	11.a	(2,224)
Proceeds from/(payments on) financial liabilities	20	(2,547)
Dividends paid	11.d	(4,165)

D) NET FOREIGN EXCHANGE DIFFERENCE		321

E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,308)

Cash and cash equivalents at January 1		1,913
Cash and cash equivalents at December 31		605
Notes 1 to 22 and Appendix I are an integral part of this cash flow statement.

TELEFÓNICA, S.A.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2008
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

(2)	BASIS OF PRESENTATION
a)	True and fair view
The accompanying financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Commercial Code, developed in Spanish GAAP in force at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2008.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b)	Comparison of information
In accordance with the first final first provision of Law 16/2007, dated July 4, on the adaptation of commercial legislation on accounting for international harmonization based on EU regulations, Spanish GAAP has been altered considerably. The new principles were approved by Royal Decree 1514/2007 of November 16. Telefónica is required to apply the new accounting principles (known as PGC 2007) in the preparation and presentation of its separate financial reporting for the year beginning January 1, 2008. Therefore, the financial statements for the year ended December 31, 2008 have been prepared in accordance with the new recognition and measurement policies.
The Company has considered January 1, 2008 to be the transition date, and therefore has not included comparative figures in these annual financial statements.
The financial statements for the year ended December 31, 2007, approved by the shareholders of Telefónica, S.A. in their ordinary general meeting held on April 22, 2008, were prepared in accordance with accounting principles and valuation criteria generally accepted in Spain at that time (“former accounting principles”).
Issues relating to the transition to new accounting principles
The first transitional provision of RD 1514/2007 prescribes the procedure for the first-time application of the new accounting principles in the preparation of the financial statements for the year beginning on or after January 1, 2008. In general, the criteria contained in the new principles must be applied retroactively, with certain exceptions.
The starting point is the preparation of an opening balance sheet applying the new principles at the transition date. This date is the beginning of the first period presented under the new principles; which in the case of Telefónica is January 1, 2008. Pursuant to rules established in the first transitional provision, Telefónica has elected to measure all assets and liabilities in accordance with the previous accounting principles except for financial instruments, which are measured at fair value.
The fair value of financial assets designated as at “Fair value through profit or loss” amounted to 4,414 million euros (see Note 9.2). These assets are derivatives and in accordance with the former principles do not appear in the balance sheet in the financial statements for the year ended December 31, 2007. The opening balance at January 1, 2008 showed an amount for derivatives of 1,667 million euros.
In accordance with the fourth transitional provision of Royal Decree 1514/2007 of November 16 approving the new accounting principles, following is a description of the main differences between the accounting policies applied in 2007 and 2008, and between the balance sheet and income statement included in the financial statements for the year ended December 31, 2007, which were prepared under the accounting policies in force at that time, and those included in the financial statements for 2008.

1.	Description of the main differences between the accounting policies applied in 2007 and 2008

The preparation of financial statements under the new accounting principles results in a series of modifications to the presentation and measurement standards applied by the Company until December 31, 2007, as certain of the new principles and requirements are substantially different to those applied previously.

The main differences between the accounting principles applied in the year ended December 31, 2008 (new accounting principles) and those applied in the preparation of the financial statements for the year ended December 31, 2007 (former accounting principles), and their impact on equity at January 1, 2008, are described below.

Reconciliation of equity at January 1, 2008 under the former and new accounting policies

(Millions of euros)	Equity

At December 31, 2007 under former accounting principles	18,253

Provisions for impairment of investments in group companies, joint ventures and associates (Note 8.2)	13,162
Treasury shares	(232)
Measurement of financial instruments at fair value and debt at amortized cost, net of tax effect	182
Measurement of other investments	51
Share-based payments/equity settled transactions	24
Other adjustments	3
Total adjustments	13,190

Equity under at January 1, 2008 under new accounting principles	31,443

Provisions for impairment of investments in group companies, joint ventures and associates
Under the new policies, impairment losses on investments in group companies, joint ventures and associates are measured as the difference between the carrying amount of the investment and its recoverable amount, which is the greater of the investment’s fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).
Only of special purpose vehicles with scant operations, where drawing up a business plan is not feasible, Telefónica, S.A. continues to measure impairment loss as the difference between cost and the carrying amount of their equity at acquisition unless there is better evidence to the contrary, in accordance with the criteria of PGC 2007.

The difference between the policies for measuring impairment of investments in Group companies, joint ventures and associates led to the reversal of investment provisions recognized in the balance sheet of 14,373 million euros, with a related tax effect of 1,211 million euros, resulting in a net increase in equity at January 1, 2008 of 13,162 million euros.
Treasury shares
Under the former accounting principles, treasury shares were classified as an asset (unless the shares were to be cancelled subject to an agreement approved at the General Shareholders’ Meeting prior to their acquisition) and carried at the lower of cost, market value or underlying carrying amount, written down as appropriate. Under the new accounting principles, treasury shares are recognized with a deduction from equity, while transactions with treasury shares are recognized in equity, not the income statement.
Accordingly, the net balance “Short-term treasury stock” at December 31, 2007 of 232 million euros has been reclassified to “Equity — Treasury shares and own equity instruments” at January 1, 2008 under the new accounting principles.
Financial instruments
Under the former accounting principles, financial assets, including derivatives, were carried at the lower of cost or market value, while financial liabilities were carried at repayment value. Financial assets were removed from the balance sheet when they were sold, transferred or at maturity.
Under the PGC 2007, financial assets and liabilities are classified into certain categories which determine whether they are measured at fair value or amortized cost. In addition, certain unrealized gains and losses on financial instruments are taken directly to equity until the related instrument is derecognized or impaired. In addition, the PGC 2007 establishes very strict criteria for derecognizing financial assets, based on an assessment of the risk and rewards of ownership of the transferred asset. The application of hedge accounting criteria requires fulfilling very specific requirements.
The application of the new criteria for measuring derivative financial instruments led to an increase of 182 million euros in equity at January 1, 2008.
Measurement of other investments
Under the former accounting principles, minority interests in listed companies in which the Company did not have control or significant influence were measured at the lower of cost or market. Declines in value where cost exceeded market value were taken to the income statement. Meanwhile, increases in market value above cost were not recognized.
Under the new accounting principles, investments in listed companies in which the Company does not have control or significant influence are classified as available-for-sale investments and measured at each reporting date at fair value. Any increases or decreases in fair value are recognized in equity and not in the income statement until the investment is derecognized or impaired.

The application of the new accounting criteria for available-for-sale investments led to an increase in equity, net of the corresponding tax effect, of 51 million euros at January 1, 2008.
Share-based payment for employees of subsidiaries with Telefónica, S.A. shares
In accordance with the former accounting principles, the obligations to deliver treasury shares of Telefónica, S.A. to employees of other Group subsidiaries pursuant to the terms of the Performance Share Plan (see Note 18.3) were considered a liability for the company delivering the treasury shares. In accordance with the new accounting principles, these obligations are taken to equity of the parent as an increase in unrestricted reserves until the delivery date.
The application of the new accounting policies for share-based payment involving treasury shares led to an increase in equity at January 1, 2008 of 24 million euros.
Income tax expense
Under the former accounting principles, the accounting treatment of deferred tax items is income-statement oriented, taking into consideration temporary differences between accounting income and taxable income. Conversely, under the PGC 2007 deferred taxes are recognized based on balance sheet analysis and the temporary differences considered are those generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.
All the preceding adjustments are shown net of their tax effect.
2.	Balance sheet and income statement included in the annual financial statements for the year ended December 31, 2007
For an easier comparison of the financial statements prepared under the former accounting principles and those prepared under the PGC 2007, the Company has included the latest financial statements prepared under the former principles.

ASSETS (millions of euros)	2007

A) NON-CURRENT ASSETS	71,348

I. Intangible assets	97
Computer software	188
Industrial property	28
Other intangible assets	103
Accumulated amortization and provisions	(222)
II. Property, plant and equipment	765
Land and buildings	595
Plant and machinery	200
Furniture, tools and other items	36
Other items of property, plant and equipment	58
Property, plant and equipment under construction	22
Accumulated depreciation and provisions	(146)
III. Long-term investments	70,486
Investments in group companies	69,274
Investments in associates	3,025
Other investments	752
Loans to group companies and associates	10,281
Other loans	49
Long-term deposits and guarantees given	365
Tax receivables	2,116
Provisions	(15,376)

B) DEFERRED CHARGES	288

C) CURRENT ASSETS	11,514

I. Accounts receivable	584
Trade receivables	22
Receivable from group companies	212
Receivable from associates	14
Other accounts receivables	31
Tax receivables	327
Provision for bad debts	(22)
II. Short-term investments	8,758
Loans to group companies and associates	8,216
Short-term investment securities	542
III. Short-term treasury stock	232
IV. Cash	1,913
V. Prepayments and accrued income	27

TOTAL ASSETS (A + B + C)	83,150

LIABILITIES (millions of euros)	2007

A) SHAREHOLDERS’ EQUITY	18,253

I. Share capital	4,773
II. Share premium	521
III. Revaluation reserves	191
IV. Reserves	7,800
Legal reserve	984
Reserve for treasury stock	232
Other reserves	6,584
V. Profit for the year	6,620
VI. Interim dividend paid in the year	(1,652)

B) PROVISIONS FOR LIABILITIES AND CHARGES	1,969

C) LONG-TERM LIABILITIES	42,276

I. Debentures, bonds and other marketable debt securities	1,097
Non-convertible debentures and bonds	916
Other marketable debt securities	181
II. Payable to credit institutions	8,435
III. Payable to group and associated companies	32,372
IV. Other payables	8
V. Taxes payable	364

D) CURRENT LIABILITIES	20,652

I. Debentures, bonds and other marketable debt securities	1,691
Non-convertible debentures and bonds	421
Other marketable debt securities	1,237
Interest on debentures and other securities	33
II. Payable to credit institutions	671
Loans and other accounts payables	607
Accrued interest payable	64
III. Payable to group and associated companies	18,008
IV. Trade accounts payable	95
V. Other non-trade payables	187
Taxes payable	27
Other non-trade payables	160

TOTAL LIABILITIES (A + B + C + D)	83,150

DEBIT (millions of euros)	2007

A) EXPENSES
Personnel expenses	156
Depreciation and amortization expense	65
Property, plant and equipment	34
Intangible assets	31
Other operating expenses	366
External services provided by group companies	69
External services	275
Taxes other than income tax	17
Other operating expenses	5
I. OPERATING PROFIT	—
Financial and similar expenses
From liabilities with group companies	2,585
From other liabilities and similar expenses	541
Amortization of deferred charges	69
Exchange losses	1,193
II. FINANCIAL PROFIT	14,083
III. INCOME FROM ORDINARY ACTIVITIES	13,724
Changes in provisions for securities investments	9,875
Extraordinary expenses and losses	480
IV. EXTRAORDINARY INCOME	—
V. PROFIT BEFORE TAXES	5,178
Corporate income tax in Spain	(1,475)
Foreign taxes	33
VI. PROFIT FOR THE YEAR	6,620

CREDIT (millions of euros)	2007

B) REVENUES
Net sales to group companies	90
Other operating revenues	138
Non-core and other current operating revenues — group companies	118
Non-core and other current operating revenues — non-group companies	20
I. OPERATING LOSS	359
Revenue from equity investments	15,335
Group companies	15,099
Associated companies	211
Non-group companies	25
Revenues from other securities and loans	1,165
Group companies	1,002
Other companies	163
Exchange gains	1,971
II. FINANCIAL LOSS	—
III. LOSSES ON ORDINARY ACTIVITIES	—
Gains on disposal of fixed assets	1,785
Extraordinary revenues	24
IV. EXTRAORDINARY LOSS	8,546
V. LOSSES BEFORE TAXES	—
VI. LOSS FOR THE YEAR	—

c)	Use of estimates
The Directors have prepared the financial statements using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates. However, given the uncertainty inherent in them, the need may arise to make significant adjustments to the carrying amounts of assets and liabilities affected in future periods should changes occur in the assumptions or circumstances on which the resulting values were based.
The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.
A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Company’s results and financial position.
Provisions for impairment of investments in group companies, joint ventures and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.
Recoverable amount of investments in group companies, joint ventures and associates is measured as described in Note 4 e.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.
Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

(3)	PROPOSED APPROPRIATION OF PROFIT
Telefónica, S.A. obtained 2,700 million euros of profit in 2008. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2008 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	2,700
Appropriation to:
Interim dividend (paid in November 2008)	2,296
Goodwill reserve	2
Voluntary reserves	402
At its meeting of September 24, 2008, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2008 profit of a fixed gross 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 12, 2008, and the total amount paid was 2,296 million euros.
The following table shows the provisional statement issued by the directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement at September 19, 2008
Income from January 1 through August 31, 2008	3,720
Mandatory appropriation to reserves	1
Distributable income	3,719

Proposed interim dividend (maximum amount)	2,352

Cash position at September 19, 2008
Funds available for distribution:
Cash and cash equivalents	2,410
Unused credit facilities	5,578
Proposed interim dividend (maximum amount)	(2,352)
Difference	5,636
To ensure its liquidity requirements are met for the following year, the Company effectively manages its liquidity risks (see Note 16).
(4)	RECOGNITION AND MEASUREMENT ACCOUNTING POLICIES
The main recognition and measurement accounting policies applied in the preparation of the 2008 annual financial statements are the following:
a)	Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and their recoverability is assessed whenever events or changes indicate that their carrying amount may not be recoverable.
Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.
Intangible assets include mainly the following:
1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over their useful lives, generally estimated at three years.

2.
Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over the useful life of the patent or trademark for a period of three to 10 years.

3.
The goodwill arising from the merger of Telefónica, S.A. and Terra Networks, S.A., carried out in 2005. This is included under “Other intangible assets” at the carrying amount at January 1, 2008 of 33 million euros, calculated in accordance with the former accounting principles, less any accumulated impairment losses. Goodwill is not amortized, but is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable (see Note 4 c).

b)	Property, plant and equipment
Property, plant and equipment is stated at cost, less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.
Cost includes external and internal costs comprising warehouse materials used, direct labor costs incurred in installation work and the allocable portion of the indirect costs required for the related investment. Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such cost due to the use of the assets.
The costs of expansion, modernization or improvement leading to increased productivity, capacity, or efficiency or to a lengthening of the useful lives of assets are capitalized when requirements are met.
Interest and other borrowing costs incurred and directly attributable to the acquisition or construction of assets that require preparation of more than one year for their intended use or sale are capitalized.
Upkeep and maintenance expenses are expensed as incurred.
The Company assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 4 c).

The Company depreciates its property, plant and equipment once its assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 – 25
Furniture, tools and other items	10
Other items of property, plant and equipment	4 – 10
Assets’ estimated residual values and methods and periods of depreciation are reviewed, and adjusted if appropriate, prospectively at each financial year end.
c)	Impairment of non-current assets
Non-current assets, including property, plant and equipment, goodwill and other intangible assets are evaluated at each balance sheet date for indications of impairment losses. Where such indications exist, or in the case of assets which are subject to an annual impairment test the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).
The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.
When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

d)	Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Company to use the asset.
Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement over the lease term.
e)	Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories for initial recognition purposes: financial assets held for trading, other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, investments in Group companies, joint ventures, associates and available-for-sale financial assets. Where appropriate, the Company re-evaluates the designation at each financial year end.
Financial assets held for trading, i.e., investments made with the aim of realizing short-term profits as a result of price changes, are included in “Financial assets held for trading” and presented under current or non-current assets depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.
Investments in group companies, joint ventures and associates are classified into a category of the same name and are shown at cost less any impairment loss. Group companies are those over which the Company controls, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements and which have not been included in the preceding categories are classified as available-for-sale. These investments are recorded under non-current assets, unless it is probable and feasible that they will be sold within twelve months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale equity investments are recognized in the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets: Fair value is considered to be the quoted market price at the closing date.

2.
Unlisted securities: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models or by reference to arm’s length market transactions. When fair value cannot be determined reliably, these investments are carried at cost.

Loans and receivables includes financial asset, that are neither derivatives nor equity instruments, with fixed or determinable payments and that are not quoted in an active market and not included in any of the preceding classifications. Upon initial recognition, these assets are recognized at fair value which, unless there is evidence to the contrary, is the transaction price, which is equivalent to the fair value of the consideration paid plus directly attributable transaction costs. Following initial recognitions, these financial assets are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are settled or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision for impairment is recorded when there is objective evidence that the Company will not collect the debts. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.
The Company assesses at each balance sheet date whether a financial asset is impaired. If there is objective evidence that an impairment of a financial asset carried at amortized cost occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (or fair value when it can be measured reliably). If in a subsequent period the impairment loss decreases as a result of a subsequent event, the loss is reversed up to the asset’s amortized cost had no impairment loss been recognized upon reversal. Such a reversal is recognized in the income statement of that year.
For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement. If in a subsequent period the fair value of the financial asset increases because of a subsequent event, the impairment loss is reversed through the income statement if the asset is a debt instrument. For equity instruments, the loss is not reversed in the income statement for the period, but rather in equity, as the instrument is measured at fair value and any changes in fair value are taken to equity.

Recoverable amount for estimating impairment of investments in group companies, joint ventures and associates is the higher of the investment’s net fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).
Financial assets are only, fully or partially, derecognized when:
1.	The rights to receive cash flows from the asset have expired.

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party.

3.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.
Cash and cash equivalents
Cash and cash equivalents included in the balance sheet comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.
Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Company has full discretion to defer settlement for at least another 12 months from the balance sheet date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced with another on substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in their respective carrying amounts is taken to the income statement.

Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Company designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or

2.
Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged item attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to fair value hedges for the foreign currency component. For these purposes, the net investment in the foreign operation comprises not only the share in the equity of the foreign investment, but also the monetary item receivable or payable, the settlement of which is not expected or likely to take place in the foreseeable future, excluding trade items.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Company may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.
From inception, the Company formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retroactively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.
f)	Treasury shares
Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.
g)	Foreign currency transactions
Monetary items denominated in foreign currencies are translated to euros at the exchange rates prevailing on the related transaction date, and are adjusted at year end to the exchange rates then prevailing.
All realized or unrealized exchange gains or losses are taken to the income statement for the year, with the exception of non-monetary items measured at fair value, provided that they are recognized directly in equity (such as investments in equity instruments classified as available-for-sale financial assets). In these cases, any exchange differences included in gains or losses recognized in equity derived from changes in the value of the non-monetary items measured at fair value are also recognized directly in equity.

h)	Provisions
Pensions and other employee obligations
The Company has a defined contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to the income statement as incurred.
Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.
i)	Share-based payments
For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.
j)	Income tax
The income tax expense of each year includes both current and deferred taxes, where applicable.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts.
The main temporary differences arise due to discrepancies between the tax bases and accounting amounts of investments in Group companies and associates.
Furthermore, deferred taxes arise from unused tax credits and carryforward of unused tax losses.
The Company determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.
Deferred income tax relating to items directly recognized in equity is recognized in equity.
k)	Revenue and expenses
Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
l)	Related party transactions
Related party transactions are accounted for in accordance with the criteria described above.
m)	Financial guarantees
The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 19 a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:
i) The amount in accordance with rules on provisions and contingencies, and ii) The amount initially recognized less, when applicable, any amounts taken to the income statement corresponding to accrued income.

n)	Consolidated data
As required under prevailing legislation, the Company has prepared separate consolidated annual accounts, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2008 are as follows:

Millions of
Item	euros
Total assets	99,896
Equity:	19,562
Attributable to equity holders of the parent	17,231
Attributable to minority interests	2,331
Revenues from operations	57,946
Profit for the year:	7,826
Attributable to equity holders of the parent	7,592
Attributable to minority interests	234
(5)	INTANGIBLE ASSETS
The movements in the items composing intangible assets and the related accumulated amortization in 2008 are as follows:

	Balance at	Additions and			Balance at
(Millions of euros)	January 1	allowances	Disposals	Transfers	December 31

INTANGIBLE ASSETS, GROSS	317	7	(15)	16	325

Patents, licenses, trademarks, et al.	28	—	—	1	29
Software	188	7	(14)	15	196
Other intangible assets	101	—	(1)	—	100

ACCUMULATED AMORTIZATION	(220)	(28)	4	—	(244)

Patents, licenses, trademarks, et al.	(24)	(1)	—	—	(25)
Software	(168)	(17)	4	—	(181)
Other intangible assets	(28)	(10)	—	—	(38)

Net carrying amount	97	(21)	(11)	16	81

Proceeds from disposals of intangible assets in 2008 were not material for the Company’s income statement.
At December 31, 2008, there were no commitments to acquire intangible assets.
At December 31, 2008, the Company had 186 million euros of fully amortized intangible assets.

(6)	PROPERTY, PLANT AND EQUIPMENT

6.1	The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2008 are as follows:

	Balance at	Additions and			Balance at
(Millions of euros)	January 1	allowances	Disposals	Transfers	December 31

PROPERTY, PLANT AND EQUIPMENT, GROSS	549	33	(4)	(16)	562

Land and buildings	236	3	—	—	239
Plant and other PP&E items	291	14	(4)	3	304
Property, plant and equipment under construction	22	16	—	(19)	19

ACCUMULATED DEPRECIATION	(127)	(33)	2	—	(158)

Buildings	(59)	(2)	—	—	(61)
Plant and other PP&E items	(68)	(31)	2	—	(97)

Net carrying amount	422	—	(2)	(16)	404

Firm commitments to acquire property, plant and equipment at December 31, 2008 amounted to 7 million euros.
In 2008, no interest or other borrowing costs incurred in the construction of property, plant and equipment were capitalized.
At December 31, 2008, the Company had 24 million euros of fully depreciated property, plant and equipment.
Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
At the end of 2008, this includes the net carrying amount of assets (mainly plant and property) related to the new central offices in the Las Tablas business park, called “Distrito C,” of 182 million euros. Also included is the net carrying amount of the land and buildings occupied by Telefónica, S.A. at the central offices of Distrito C of 98 million euros.
(7)	INVESTMENT PROPERTIES

7.1	The movements in the items composing investment properties and the related accumulated depreciation in 2008 are as follows:

	Balance at	Additions and			Balance at
(Millions of euros)	January 1	allowances	Disposals	Transfers	December 31

INVESTMENT PROPERTIES, GROSS	358	3	—	—	361

Land	65	—	—	—	65
Buildings	293	3	—	—	296

ACCUMULATED DEPRECIATION	(15)	(10)	—	—	(25)

Buildings	(15)	(10)	—	—	(25)

Net carrying amount	343	(7)	—	—	336

The Company has buildings with a total area of 322,422 m2 leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 98.3% of the buildings it has earmarked for lease.
“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the central offices of Distrito C in Madrid.
Total income from leased buildings amounted to 41 million euros in 2008 (see Note 18.1). Future minimum rentals receivable under non-cancellable leases are as follows:

	Future minimum
(Millions of euros)	payments	Present value
Up to one year	38	37
Between one and five years	74	66

Total	112	103

The main contract in which Telefónica, S.A. acts as lessee is described in Note 18.5.
(8)	INVESTMENTS IN GROUP COMPANIES AND ASSOCIATES

8.1	The movements in the items composing investments in group companies, joint ventures and associates are as follows:

	Balance at				Exchange gains		Hedges of net	Balance at
(Millions of euros)	January 1	Additions	Disposals	Transfers	(losses)	Dividends	investment	December 31	Fair value
Non-current:
- Equity instruments (Net) (1):	69,394	(3,801)	(95)	—	—	(194)	(1,509)	63,795	63,871
Equity instruments (Cost)	72,299	381	(95)	—	—	(194)	(1,509)	70,882	—
Impairment losses	(2,905)	(4,182)		—	—	—	—	(7,087)	—
- Loans to group companies and associates	10,289	264	(174)	(4,218)	(91)	—	—	6,070	6,070
- Other financial assets	—	24	—	—	—	—	—	24	24

Total investments in group companies and associates	79,683	(3,513)	(269)	(4,218)	(91)	(194)	(1,509)	69,889	69,965

Current:
- Loans to group companies and associates	8,183	5,723	(8,659)	4,218	(82)	—	—	9,383	9,383
- Derivatives	55	96	(50)	—	—	—	—	101	101
- Other financial assets	—	28	—	—	—	—	—	28	28

Investments in group companies and associates	8,238	5,847	(8,709)	4,218	(82)	—	—	9,512	9,512

(1)
Fair value at 12/31/08 of Group companies and associates quoted in an active market (Telefónica de Perú, S.A.A., Telefónica Móviles Perú and Telefónica O2 Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year, and for the rest of the shareholdings at carrying amount.

Dividends received by Telefónica, S.A. in 2008 related to profits generated by subsidiaries prior to the acquisition date are deducted from the equity instruments related to the investments. These amounts come from Telefónica O2 Czech Republic, a.s. (178 million euros) and LE Holding Corp (16 million euros).
Disposals of current assets — loans to group companies and associates includes the payment of dividends approved in 2007 and received in 2008. Also included is the cancellation of balances receivable from subsidiaries for belonging to Telefónica, S.A.’s tax group on debts with them (3,434 million euros).

Telefónica, S.A. has arranged hedges of net investments in foreign operations for its investments in Telefónica O2 Europe, Ltd. and Telefónica O2 Czech Republic, a.s. for 1,509 million euros.
In 2008, Telefónica, S.A. bought and sold the following shareholdings:
a)	Acquisitions of shareholdings and capital increases:

Companies	Millions of euros
Subsidiaries:
Telefónica O2 Europe, Ltd.	224
Telefónica Móviles Colombia, S.A.	155
Other	—

Total subsidiaries	379

Associates:
Other	2

Total associates:	2

In 2008, Telefónica, S.A. agreed to increase Telefónica O2 Europe, Ltd.’s capital by 224 million euros to raise financing for Telefónica Deutschland GmbH, a subsidiary of Telefónica O2 Europe, Ltd.
On January 17, 2008, Telefónica Móviles Colombia, S.A. issued an offer of subscription for the portion of its unsubscribed capital (499,000,000 new shares with par value of 1 peso). The new shares were fully subscribed by Telefónica, S.A. for a total of 155 million euros. As a result, Telefónica, S.A.’s stake in this company increased to 49.4%.
b)	Disposals of shareholdings and capital decreases:

Millions of
Companies	euros
Subsidiaries:
Telefónica Internacional Wholesale Services América, S.A.	58
Others	2

Total subsidiaries:	60

Associates:
Portugal Telecom, S.G.P.S., S.A.	34
Adquira Spain, S.A.	1

Total associates:	35

On October 1, 2008, in the General Meeting of Shareholders of Telefónica Internacional Wholesale Services, S.A. for a partial reduction of capital by 75 million US dollars. As a result, Telefónica, S.A.’s stake in this company decreased from 80.56% to 78.22%.

Pursuant to the requirements of Portugal Telecom, S.G.P.S.’s bylaws regarding maximum shareholdings, on December 18, 2008 Telefónica, S.A. reduced its stake in the company by 0.476% to 8.51%. This transaction led to a gain of 1.8 million euros, recognized in the income statement.
On May 6, 2008 Telefónica, S.A. transferred its stake in Telefónica Compras Electrónicas, S.L. to Telefónica Gestión de Servicios Compartidos, S.A., recognizing a gain of 2 million euros. On the same date, Telefónica, S.A. transferred its stake in Adquira Spain, S.A. to Telefónica Compras Electrónicas, S.L., recognizing a gain of 0.5 million euros.
8.2	Assessment of impairment of investments in Group companies, joint ventures and associates

On January 1, 2008, Telefónica, S.A. revised the recoverable amount of its investments in Group companies and associates (see Note 2 b), estimating the future cash flows derived from them. These revisions uncovered unrealized gains in the equity of these companies. Accordingly, at the transition date the investment portfolio provisions, net of the related tax effect, were reversed for an amount of 13,162 million euros (see Note 2 b).

This amount was reversed, with a balancing entry in the reserve for the first-time application in accordance with the rules for transition to the new accounting principles. This reserve is recorded as “other reserves” in the company’s equity (see Note 11 c).
At December 31, 2008, Telefónica, S.A. re-estimated the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency and translated to euros at the official closing rate of each currency at that date.
The re-estimations of these amounts with respect to the opening balance sheet uncovered the need to write down the values of the shareholdings in Telefónica O2 Holding, Ltd., Telco, S.p.A. and Portugal Telecom, S.P.G.S.(see Note 18.9).
The write-down to the stake in Telefónica O2 Holding, Ltd. was due to the 23% depreciation of the pound sterling, although this was in part offset by Telefónica, S.A.’s hedges of its net investment in foreign operations.
The write-down to the stake in Telco, S.p.A. entails the write-down made by Telco, S.p.A. of its 10.36% ownership of the voting shares of Telecom Italia, S.p.A. (7.15% of the dividend rights). This impact was calculated taking into account the estimated synergies to be obtained, mainly in its European operations through the alliances reached with Telecom Italia, S.p.A.
8.3	The detail of the subsidiaries and associated companies is shown in Appendix I.
8.4	Transactions protected for tax purposes.
Transactions carried out in 2008 that are considered protected for tax purposes, as defined in Articles 83 or 94, as applicable, of Chapter VIII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs.

Only one transaction of this type involving subsidiaries belonging to the tax Group headed by Telefónica, S.A took place in 2008:
On October 28, 2008, the agreement for the merger and takeover of Viajar.com Viajes, S.L. and Terra Business Travel, S.A. by Red Universal de Marketing y Bookings Online, S.A. (RUMBO) was executed. As a result of this merger, the absorbing company, Red Universal Marketing y Bookings Online, S.A. (RUMBO), acquired all the rights and obligations of the absorbed companies.
8.5	The breakdown and maturity of loans to Group companies and associates is as follows:

						2014 and	Final balance,
						subsequent	current and non-
Company (millions of euros)	2009	2010	2011	2012	2013	years	current
Telefónica de España, S.A.U.	3,731	—	—	—	2,093	—	5,824
Telefónica Móviles España, S.A.U.	4,142	—	—	—	—	—	4,142
Telefónica Móviles México, S.A. de C.V.	794		2,092	—	—	—	2,886
Telefónica de Contenidos, S.A.U.	6	—	—	—	1,142	79	1,227
Telefónica Internacional, S.A.	493	—	—	—		—	493
Telefónica Móviles Argentina, S.A.	113	—	—	—	28	241	382
Telefónica Móviles Chile Inversiones, S.A.	—	284	—	—	—	—	284
Others	104	13	40	3	52	3	215

Total	9,383	297	2,132	3	3,315	323	15,453

The main loans granted to Group companies are described below:
•
Financing granted to Telefónica de España, S.A.U. consists mainly of a loan dated January 4, 1999 resulting from the company’s spin-off from Telefónica (on January 1, 1999), that bears interest at 6.80% and had an outstanding balance of 3,187 million euros at December 31, 2008, of which 2,093 million euros are long term and 698 million euros are short term.

The year ended 2006 featured the takeover and merger of Terra Networks España, S.A.U. by Telefónica de España, S.A.U., both wholly owned direct subsidiaries of Telefónica, S.A. As a result, Terra Networks España, S.A.U. was dissolved without liquidation, and Telefónica de España, S.A.U. assumed the 397 million euro participating loan granted by Telefónica, S.A. to Terra Networks España, S.A.U. The loan matures on November 15, 2009 and bears interest linked to the Euribor rate.

•
In 2008, Telefónica de España, S.A.U. resolved to pay an interim dividend against profit for the year totaling 1,800 million euros. This amount is recognized under “Current assets — Loans to Group companies and associates.”

•
Financing granted to Telefónica Móviles España, S.A.U. comprises a participating loan dated October 1, 2002, for 3,102 million euros, paying annual fixed interest plus a floating interest rate based on the performance of the company. This loan falls due on December 22, 2009 and therefore has been reclassified to “Current — Loans to companies.”

•
On December 1, 2008, Telefónica, S.A. decided to modify the currency in which it should repay the principle, accrued interest payable and any other item related to the loans granted to Telefónica Móviles México, S.A. de C.V. The exchange rate applied in the conversion of former euro-denominated loans into US dollars was published by the Bank of Mexico on November 28, 2008. The conditions regarding interest and maturity of the loans are the same. At December 31, 2008, the total amount drawn (loan principle) was 38,252 million Mexican pesos, equivalent to 2,030 million euros. “Loans to group companies and associates” also includes 856 million euros of accrued interest payable on the loans.

•
Financing granted to Telefónica de Contenidos, S.A.U. mainly comprises a 1,142 million euro participating loan, fully drawn down at December 31, 2008, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. In addition, Telefónica, S.A. granted a new participating loan of 79 million euros maturing in 2015 to provide Telefónica de Contenidos, S.A.U. with funding to cover the financial charges linked to the participating loan mentioned above.

•
A loan was granted to Telefónica Internacional, S.A.U. on April 15, 2008 for 1,000 million euros, of which 408 million euros had been drawn down at December 31, 2008. The loan matures on April 14, 2009 and interest is linked to the 3M Euribor rate.

•	Financing granted to Telefónica Móviles Argentina, S.A. comprises a number of US dollar-denominated loans, maturing between 2009 and 2015 and bearing a fixed interest rate.

•
Financing granted to Telefónica Móviles Chile Inversiones, S.A. was arranged on November 4, 2008 as a result of the loan granted by Telefónica Internacional Chile, S.A. to Telefónica, S.A. for 284 million euros. This loan falls due in 2010 and bears interest linked to the 3M Euribor rate.

•
The Company has also extended 1,859 million euros of loans in connection with the taxation of Telefónica, S.A. as the head of the tax Group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17), mainly 1,039 million euros to Telefónica Móviles España, S.A.U. and 795 million euros to Telefónica de España, S.A.U., both falling due in the short term.

“Loans to Group companies” includes accrued interest receivable at December 31, 2008 amounting to 922 million euros.
Transfers under “Loans to group companies and associates” in the table of movements in investments relate mainly to short-term movements required to meet the repayment schedules of the loans listed above.
8.6	Other financial assets with group companies and associates
This includes rights to collect amounts from other group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees (see Note 18.3).

(9)	FINANCIAL INVESTMENTS

9.1	The breakdown of “Financial investments” at December 31, 2008 is as follows:

		Loans to		Other
	Equity	third		financial
(Millions of euros)	instruments	parties	Derivatives	assets	TOTAL	Fair value

Non-current financial investments	383	25	3,458	387	4,253	4,254

Financial assets at fair value through profit or loss	—	—	1,185	—	1,185	1,185
Held for trading	—	—	1,185	—	1,185	1,185
Loans and receivables	—	25	—	387	412	413
Available-for-sale assets	383	—	—	—	383	383
Measured at fair value	383	—	—	—	383	383
Hedging derivatives (Note 16)	—	—	2,273	—	2,273	2,273

Current financial investments	0	46	956	0	1,002	1,052

Financial assets at fair value through profit or loss	—	—	675	—	675	675
Held for trading	—	—	675	—	675	675
Loans and receivables	—	46	—	—	46	96
Hedging derivatives (Note 16)	—	—	281	—	281	281

Total financial investments	383	71	4,414	387	5,255	5,306

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.
The derivatives are measured using the valuation techniques and models normally used in the market, based on the money-market curves and volatility prices available in the market.
9.2	Financial assets at fair value through profit or loss

This category includes the fair value of outstanding derivate financial instruments at December 31, 2008 (see Note 16).

9.3	Available-for-sale assets
This category mainly includes the fair value of investments in listed companies (equity instruments). The movement of items composing this category at December 31, 2008 is as follows:

	Balance at		Fair value	Balance at
(Millions of euros)	January 1	Disposals	adjustments	December 31
Banco Bilbao Vizcaya Argentaria, S.A.	607	—	(293)	314
Sogecable, S.A.	45	(46)	1	—
Amper, S.A.	19	—	(11)	8
Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A.	142	—	(87)	55
Other equity investments	6	—	—	6

Total	819	(46)	(390)	383

Among these are the investment held by Telefónica, S.A. in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 representing 0.97% of its share capital.
On May 9, 2008, Telefónica, S.A. announced its decision to accept the takeover bid launched by Promotora de Informaciones, S.A. (“PRISA”) for Sogecable, S.A. Proceeds from this disposal amounted to 11 million euros.
Given the poor situation of financial markets, at year-end the Company assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any impairment losses.
In 2008, changes recognized in the equity of Telefónica, S.A. to the fair value of available-for-sale assets, net of the tax effect, amounted to 273 million euros (see Note 11.2).
9.4	Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2008 is as follows:

(Millions of euros)	2008

Other non-current financial assets
Loans to third parties	25
Prepayments	1
Guarantees given	386
Other current financial assets
Loans to third parties	46

Total	458

9.4.1 Loans to third parties
Loans to third parties, both non-current and current, includes the cost of options arranged in 2006 and 2008 to cover shared-based payment schemes involving Telefónica, S.A. shares (phases I and III, respectively) for 71 million euros (see Note 18.3). The hedges arranged in 2006 have been reclassified to current, as the first phase of the share option plan ended in June 2009.
9.4.2 Guarantees given
“Guarantees given” under non-current assets mainly comprises deposits made to cover the guarantees provided for Ipse 2000 S.p.A., which totaled 375 million euros at December 31, 2008. These deposits will decrease in line with the respective obligations they guarantee.
Potential future payments related to this guarantee have counterguarantees by other Telefónica Group companies and therefore do not pose a risk for Telefónica, S.A. (see Note 19 c).

(10)	TRADE AND OTHER RECEIVABLES
The breakdown of “Trade and other receivables” at December 31, 2008 is as follows:

(Millions of euros)	2008

Trade receivables	14
Trade receivables from group companies and associates	474
Other receivables	19
Receivables from employees	1
Current income tax assets (Note 17)	38

Total	546

“Trade receivables from group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly line rental fees (see Note 7.2).
“Trade receivables” and “Trade receivables from group companies and associates” include balances in foreign currency equivalent to 78 million euros (68 million euros of US dollars and 9 million euros of Brazilian reais).
These balances gave rise to exchange gains in the income statement of approximately 1 million euros in 2008.
(11)	EQUITY

11.1	Capital and reserves
a)	Share capital
At December 31, 2008, Telefónica, S.A.’s share capital amounted to 4,704,996,485 euros and consisted of 4,704,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In the first quarter of 2008, Telefónica, S.A. completed the procedure to delist its shares from the Paris and Frankfurt stock exchanges begun in 2007.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the General Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.

In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2008, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008 and 2009.
In addition, on April 22, 2008, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the General Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.
Finally, on July 15, 2008, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the General Shareholders’ Meeting on April 22, 2008, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the General Shareholders’ Meeting. As a result, 68,500,000 Telefónica S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 68,500,000 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,704,996,485 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Other reserves” of this same Note. The cancelled shares were delisted on July 23, 2008.
At December 31, 2008, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	No of shares	Acquisition	Trading price	value (1)%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2008 is as follows:

No. of shares
Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

The amount paid to acquire treasury shares in 2008 was 2,225 million euros. Meanwhile, sales of treasury shares during the year amounted to 1 million euros.

At December 31, 2008, Telefónica, S.A. held put options on 6 million treasury shares.
b)	Legal reserve

According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2008 this reserve has been duly set aside.

c)	Other reserves
“Other reserves” includes:
•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 19 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves.” The balance of this reserve at December 31, 2008 was 172 million euros.

•
Reserve for cancelled share capital: In accordance with Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of same Law, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2008, a reserve for cancelled share capital amount to 68 million euros was recorded. The cumulative amount of this reserve at December 31, 2008 was 357 million euros.

•
In addition to the two restricted reserves explained above, “Other reserves” includes unrestricted reserves for gains obtained by the Company in prior years and a reserve for the first-time application of the new accounting principles (see Note 2 b of Issues relating to the transition to new accounting principles).

d)	Dividends

At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose to the General Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.

Dividends paid in 2008

At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.

In addition, as indicated in Note 3, in November an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.

11.2	Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” are as follows:

	Balance at		Tax effect of	Amounts transferred	Tax effect of	Balance at
(Millions of euros)	January 1	Measurement	additions	to income statement	transfers	December 31
Available-for-sale financial assets
(Note 9.3)	51	(390)	117	(11)	4	(229)
Cash flow hedges (Note 16)	176	(189)	57	50	(16)	78

Total	227	(579)	174	39	(12)	(151)

(12)	FINANCIAL LIABILITIES

The breakdown of “Financial liabilities” at December 31, 2008 is as follows:

	Debentures,
	bonds and other			Other	Payables to group
	marketable debt	Interest-		financial	companies and
(Millions of euros)	securities	bearing debt	Derivatives	liabilities	associates	Total	Fair value
Non-current financial liabilities	288	7,225	2,241	7	30,955	40,716	38,059

Loans and borrowings	288	7,225	—	7	30,955	38,475	35,818
Financial liabilities at fair value through profit or loss	—		443	—	—	443	443
Held for trading	—		443	—	—	443	443
Hedging derivatives	—		1,798	—	—	1,798	1,798

Current financial liabilities	1,567	788	704	164	16,568	19,791	19,794

Loans and borrowings	1,567	788	—	164	16,568	19,087	19,090
Financial liabilities at fair value through profit or loss	—		564	—	—	564	564
Held for trading	—		564	—	—	564	564
Hedging derivatives	—		140	—	—	140	140

Total financial liabilities	1,855	8,013	2,945	171	47,523	60,507	57,853

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

The derivatives are measured using the valuation techniques and models normally used in the market, based on the money-market curves and volatility prices available in the market.

(13)	BONDS AND OTHER MARKETABLE DEBT SECURITIES:

13.1	The accounting balances and movements in issues of debentures, bonds and commercial paper at December 31, 2008 are as follows:

	Non-convertible	Other
	debentures and	marketable debt
(Millions of euros)	bonds	securities	Total
Balance at January 1	1,505	1,371	2,876

New issues	—	1,745	1,745
Redemptions	(421)	(2,264)	(2,685)
Revaluation and other movements	(87)	6	(81)

Balance at December 31	997	858	1,855

Maturity
Non-current	173	115	288
Current	824	743	1,567
Maturities of the nominal amounts of debentures and bonds issues are as follows:

				Maturity
		% interest							Subsequent
Name	Type of interest rate	rate		2009	2010	2011	2012	2013	years	TOTAL

DEBENTURES AND BONDS:

FEBRUARY 1990 SERIES C	FIXED	12.6		—	4	—	—	—	—	4

FEBRUARY 1990 SERIES F	ZERO COUPON (**)	12.58		—	14	—	—	—	—	14
APRIL 99	FIXED	4.5		500	—	—	—	—	—	500
JUNE 99	FLOATING	6.04		300	—	—	—	—	—	300
JULY 99	ZERO COUPON (**)	6.37		—	—	—	—	—	54	54
MARCH 00	FLOATING	5,09	(*)	—	—	—	—	—	50	50

Total issues				800	18	—	—	—	104	922

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.

(**)	Issues of Zero coupon debentures and bonds are shown in the table above at actual values.

13.2	The detail of the maturities and redemption values of zero-coupon debentures and bonds is as follows:

	Redemption	Redemption	Present	Redemption
Issue	date	rate	value	value
DEBENTURES AND BONDS:
FEBRUARY 1990 SERIES F	2/26/2010	1069.47%	14	15
JULY 99	7/21/2029	637.64%	54	191

Total			68	206

The remaining debentures and bonds have been measured at amortized cost at the year end.

13.3	At December 31, 2008, Telefónica, S.A. had a promissory note program for issuance of up to 2,000 million euros. The outstanding balance at year end was 741 million euros.

With respect to the transaction with La Estrella, S.A. de Seguros consisting of the issuance of bearer promissory notes, on February 15, 2001 Telefónica, S.A. issued 74 bearer promissory notes with a face value of 126 million euros and final maturity in February 2011. The nominal amount outstanding at year end was 74 million euros, equivalent to an outstanding balance of 54 million euros on the year-end balance sheet.

In 2006, the Company acquired shares in O2, plc., payment for which was deferred through the arrangement of a 207 million pounds sterling (308 million euros) “Loan Notes” program. This program, enacted under UK law, gives the seller of the shares rights to of a security that pays semi-annual interest and the option to collect the principal on demand at the interest payment dates (June 30 and December 31) until December 31, 2010 when the program ends. The outstanding balance of the program at December 31, 2008 amounted to 60 million pounds sterling (63 million euros).

13.4	The average interest rate in 2008 on debentures and bonds outstanding during the year was 5.14% and the average interest rate on corporate promissory notes was 4.62%.

(14)	INTEREST-BEARING DEBT AND DERIVATIVES

14.1	The balances at December 31, 2008 are as follows:

Item (millions of euros)	Current	Non-current	Total
Loans and borrowings	535	7,128	7,663
Foreign currency loans and borrowings	253	97	350
Derivative financial liabilities (Note 16)	704	2,241	2,945

Total	1,492	9,466	10,958

14.2.	The nominal values of the main interest-bearing debts at year-end 2008 are as follows:

				Limit 31-	Balance (million	Balance (million
Description	Value date	Maturity date	Currency	12-08	currency)	euros)
ECAS structured facility	26/11/04	15/11/10	USD	377	115	83
€3bn syndicated loan BS acquisition	06/07/04	06/07/09	USD	3,000	302	217
€6bn syndicated loan Cesky acquisition	28/06/05	28/06/11	EUR	6,000	6,000	6,000
Syndicated loan savings banks	21/04/06	21/04/17	EUR	700	700	700
14.3 Maturities of balances at December 31, 2008 are as follows:

	Maturity
						Subsequent	Balance at
Item (millions of euros)	2009	2010	2011	2012	2013	years	December 31
Loans and borrowings	535	—	5,135	601	—	1,392	7,663
Foreign-currency loans and borrowings	253	65	—	—	—	32	350
Derivative financial liabilities (Note 16)	704	1,209	121	40	52	819	2,945

Total	1,492	1,274	5,256	641	52	2,243	10,958

14.4
On April 21, 2006, Telefónica, S.A. arranged a 700 million euros syndicated loan, denominated in euros and bearing interest linked to the Euribor rate. In 2008, there were no movements in this loan, which will be repaid in two equal installments, in April 2015 and 2017, respectively.

On June 28, 2005 Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. The loan is denominated in euros and can be drawn either in this currency or in US dollars, sterling, yen, swiss francs or any other currency subject to prior agreement by the banking institutions. At December 31, 2008, this loan was fully drawn down.

On July 6, 2004, Telefónica arranged a 3,000 million euros syndicated loan with several Spanish and foreign banks. This loan matures in five years (July 6, 2009) and bears interest of Euribor/Libor plus a spread based on the Company’s credit rating. The total balance drawn down at December 31, 2008 was 302 million dollars, equivalent to 217 million euros.

On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank N.V. formalized a credit facility, secured by the export credit agencies of Finland (“Finnvera”) and Sweden (“EKN”), bearing fixed interest of 3.26%, with a limit of 377 million euros and final maturity on November 15, 2010. This financing will cover up to 85% of the purchases of network equipment to be made by Telefónica Móviles Group companies from Ericsson and Nokia. In 2008, a total of 76 million dollars was repaid, leaving an outstanding balance at December 31, 2008 of 115 million dollars, equivalent to 83 million euros.

14.5	Average interest on loans and borrowings

The average interest rate in 2008 on loans and borrowings denominated in euros was 4.68% and on foreign-currency loans and receivables was 3.56%.

14.6	Unused credit facilities

The balances of “Loans and borrowings” relate only to amounts drawn down.

At December 31, 2008, Telefónica had undrawn credit facilities amounting to 4,762 million euros.

Financing arranged by Telefónica, S.A. at December 31, 2008 is not subject to compliance with any financial covenants.

(15)	PAYABLES TO GROUP COMPANIES AND ASSOCIATES

15.1	The breakdown at December 31, 2008 is as follows:

(Millions of euros)	Non-current	Current	Total
Loans	30,576	16,118	46,694
Trade payables to group companies and associates	14	66	80
Derivatives (Note 16)	44	65	109
Payable to subsidiaries due to taxation on consolidated basis	321	319	640

Total	30,955	16,568	47,523

The maturity of these loans at year end is as follows:

							Final
						2014 and	balance,
						subsequents	current and
Company (Millions of euros)	2009	2010	2011	2012	2013	years	non current
Telefónica Emisiones, S.A.	1,503	1,338	2,939	622	2,548	8,821	17,771
Telefónica Europe, B.V.	2,274	1,796	—	4,382	2,380	1,499	12,331
Telefónica Móviles España, S.A.U.	—	1,402	2,000	—	—	—	3,402
Telefónica Finanzas, S.A.	11,822	—	300	—	—	549	12,671
Otras	519	—	—	—	—	—	519

Total	16,118	4,536	5,239	5,004	4,928	10,869	46,694

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Europe, B.V. at December 31, 2008 was 12,331 million euros. This financing entails a number of loans paying market rates of interest calculated on a Euribor plus spread basis. The average interest rate in 2008 was 5.78%.

This financing mainly derives from the syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling at October 31, 2005 to fund the acquisition of O2, Plc., which at December 14, 2006 was reduced to 7,000 million pounds sterling, while the maturity was extended from 2008 to 2013. The outstanding balance on this loan at December 31, 2008 was 3,978 million pounds sterling, equivalent to 4,176 million euros.

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2008 was 17,771 million euros. This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2008 was 5.00%. The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on their effective rate.

Telefónica Emisiones, S.A.U. raised financing in 2008 mainly by tapping the European and US capital markets, issuing 1,250 million euros worth of bonds.

Meanwhile, at December 31, 2008, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group, amounting to 12,671 million euros in a series of loans earning market interest rates.

There were also loans at December 31, 2008 given to Telefónica, S.A. by Telefónica Móviles España, S.A.U. amounting to 3,402 million euros.

The financing received by Telefónica, S.A. from Telefónica de España, S.A.U. was cancelled on January 28, 2008.

Part of the amount owned by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and with Telefónica Europe, B.V. is measured at fair value at December 31, 2008 resulting from fair value hedges.

“Loans to group companies” includes accrued and unpaid interest at December 31, 2008 amounting to 638 million euros.

15.2
The balance of “Payable to subsidiaries due to taxation on a consolidated basis” amounting to 640 million euros at December 31, 2008, includes payables to group companies for their contribution of tax losses to the tax group headed by Telefónica, S.A. (see Note 17). The current or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. (444 million euros), Telefónica Móviles España, S.A.U. (93 million euros), Telefónica de Contenidos, S.A.U. (33 million euros) and Telefónica Datacorp, S.A.U. (14 million euros).

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
a)	Derivative financial instruments
In 2008 the Company continued to use derivatives both to limit interest and exchange rate risks on otherwise unhedged positions and to adapt its debt structure to market conditions.

At December 31, 2008, the total outstanding balance of derivative transactions was 95,891 million euros, of which 70,999 million euros related to interest rate risk and 24,892 to foreign currency risk.

It should be noted that at December 31, 2008, Telefónica, S.A. had arranged transactions with financial institutions to hedge interest and exchange rate risks for other Telefónica Group companies amounting to 101 million euros and 1,225 million euros, respectively. These external transactions are matched by parallel intragroup arrangements, with identical terms and maturities, and therefore involve no risk for Telefónica, S.A. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as follows:

	2008
Type of risk	Value in	Telefónica receives		Telefónica pays
Millions of euros	Euros	Amount	Currency	Amount	Currency
Euro interest rate swaps	48,099
Fixed to floating	17,389	17,389	EUR	17,389	EUR
Floating to fixed	29,148	29,148	EUR	29,148	EUR
Floating to floating	1,562	1,562	EUR	1,562	EUR
Foreign currency interest rate swap	11,896
Fixed to floating	8,408
GBP/GBP	525	500	GBP	500	GBP
JPY/JPY	119	15,000	JPY	15,000	JPY
USD/USD	7,764	10,805	USD	10,805	USD
Floating to fixed	3,488
CZK/CZK	977	26,305	CZK	26,305	CZK
GBP/GBP	1,255	1,195	GBP	1,195	GBP
MXN/MXN	1	28	MXN	28	MXN
USD/USD	1,255	1,746	USD	1,746	USD
Exchange rate swaps	15,173
Fixed to fixed	2,684
EUR/CLP	135	159	EUR	119,057	CLP
EUR/CZK	109	122	EUR	2,936	CZK
USD/EUR	2,440	2,282	USD	2,440	EUR
Floating to fixed	657
EUR/BRL	89	115	EUR	288	BRL
EUR/MAD	88	90	EUR	1,000	MAD
USD/ARS	478	743	USD	2,296	ARS
USD/MXN	2	3	USD	35	MXN
Fixed to floating	319
JPY/EUR	95	15,000	JPY	95	EUR
USD/EUR	224	200	USD	224	EUR
Floating to floating	11,513
EUR/CLP	43	51	EUR	37,911	CLP
EUR/CZK	1,165	1,050	EUR	31,385	CZK
EUR/GBP	2,882	4,080	EUR	2,745	GBP
GBP/EUR	2,029	1,550	GBP	2,029	EUR
JPY/EUR	178	30,000	JPY	178	EUR
USD/EUR	5,211	6,700	USD	5,211	EUR
USD/MXN	5	8	USD	91	MXN
Forwards	7,397
ARS/USD	102	694	ARS	143	USD
EUR/CLP	119	122	EUR	105,000	CLP
EUR/CZK	1,470	1,589	EUR	39,592	CZK
EUR/GBP	437	477	EUR	417	GBP
EUR/MXN	28	28	EUR	535	MXN
EUR/USD	2,215	2,265	EUR	3,083	USD
GBP/EUR	1,860	1,585	GBP	1,860	EUR
GBP/USD	74	53	GBP	103	USD
MXN/USD	48	858	MXN	66	USD
USD/BRL	119	157	USD	388	BRL
USD/EUR	594	794	USD	594	EUR
USD/GBP	37	53	USD	36	GBP
USD/MXN	294	418	USD	5,543	MXN
Spot	11
EUR/GBP	8	8	EUR	7	GBP
USD/GBP	3	5	USD	3	GBP

Subtotal	82,576

Notional amounts of structured products
with options	Euros	Notional
Interest rate options
Caps & Floors	11,004
External counterparties
USD	655	911	USD
EUR	8,774	8,774	EUR
GBP	1,575	1,500	GBP
Swaptions
EUR		—	EUR
Currency options	2,311
External counterparties
USD/EUR	2,295	3,194	USD
ARS/USD	16	23	USD

Subtotal	13,315

TOTAL	95,891

The breakdown by average maturity is as follows:

		Up to	From 1 to	From 3 to	Over
Hedged underlying item	Amount	1 year	3 years	5 years	5 years
With underlying instrument
Promissory notes	500		500
Loans	26,092	11,386	5,333	5,575	3,798
In national currency	21,034	9,522	3,991	4,977	2,544
In foreign currencies	5,058	1,864	1,342	598	1,254
Debentures and bonds	47,942	10,884	17,179	5,140	14,739
In national currency	18,791	7,326	7,232	3,242	991
In foreign currencies	29,151	3,558	9,947	1,898	13,748
Without underlying	21,357	9,796	5,899	1,968	3,694
Swaps	11,735	2,266	5,706	1,788	1,975
Spots	11	11	—	—	—
Currency options	2,311	271	183	138	1,719
Forwards	7,300	7,248	10	42	—

Total	95,891	32,066	28,911	12,683	22,231

The debentures and bonds hedged relate to those issued by Telefónica, S.A., as well as those issued by Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A.’s derivatives portfolio at December 31, 2008 was equivalent to an asset of 1,469 million euros.

b)	Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of (i) its ordinary business activity, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting the Group are as follows:
1. Foreign currency risk
Exchange rate risks arise mainly from two sources. The first is Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro. These are largely in Latin America, but also in the Czech Republic and the UK. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company taking on the debt.
2. Interest rate risk
This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3. Share price risk
This arises from changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

Telefónica, S.A. is also exposed to “liquidity risk” if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, there is so-called “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in assets, cash flows generated or returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Telefónica, S.A. actively manages these risks with a view to reducing changes in cash flows and the income statement, or offsetting them with opposite changes in debt. In this way, it attempts to protect the group’s solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.

Exchange rate

The fundamental objective of the exchange rate risk management policy is to offset (at least partly) potential losses of cash flows caused by declines in exchange rates vis-à-vis the euro, with savings on the lower euro value of foreign-denominated debt (from currency depreciation). The degree of hedging varies depending on the type of investment.

To protect its investment in the Czech Republic, the Company has net positions denominated in Czech crowns, which at December 31, 2008 amounted to nearly 75% of the original cost of the investment.

The risk-management objective for pounds sterling is to have sterling borrowings of close to 2 times the OIBDA of the “Telefónica Europe” business unit in the UK, in line with the Telefónica Group’s net debt OIBDA ratio, so as to reduce its sensitivity to changes in the pound sterling/euro exchange rate.

The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether it has open positions. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining financing in local currency which does not allow for a low-cost hedge to be arranged, (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its exchange rate risk exposure at the Group level. If the exchange rate position affecting the income statement at the end of December 31, 2008 were constant in 2009 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the euro by 10%, the impact on the Group’s income statement would be a negative 107 million euros. Nonetheless, the Group dynamically manages its exposure to such changes to mitigate their impact. For Telefónica, S.A., the impact of the same 10% depreciation would be an increase in profit of 16 million euros.

Interest rate risk

Telefónica’s financial expenses are exposed to changes in interest rates. In 2008, the rates applied to the largest volumes of short-term debt were mainly based on the Euribor, the Czech crown Pribor and the dollar Libor. Company manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest-rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. To illustrate the sensitivity of Group borrowing costs to variability in short-term interest rates at December 31, 2008, assuming a 100 basis point rise, the interest rates in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, the finance cost would increase by 178 million euros. For Telefónica, S.A., assuming on financing arranged with external counterparties, the same change would lead to an increase in finance costs of 16 million euros.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

Telefónica, S.A. has a portfolio of holdings in companies exposed to the risk of changes in their share prices (see Notes 8 and 9).

In February 2008, Telefónica announced a plan to buy back up to 100 million shares, representing approximately 2.095% of its share capital at that time. In October 2008, Telefónica announced the extension of this program by 50%, or another 50 million shares. Telefónica manages the share price risk of the share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions, while complying with applicable legal, regulatory and bylaw limits.

At December 31, 2008, Telefónica, S.A. held 125,561,011 treasury shares. The liquidation value of the treasury shares could increase or decrease depending on variations in the Telefónica share price.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, allowing some flexibility. In practice, managing liquidity at the Telefónica Group as a whole means monitoring two key criteria:

1. Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than on dividends or acquisitions).
2. The Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

The principal financing transaction in 2008 (to ensure compliance with the management criteria indicated above) consisted of an issue of 1,250 million euros worth of five-year bonds with an annual coupon of 5.58% (equivalent to 94 basis points above the benchmark 5-year mid-swap rate).

Country risk

Telefónica has managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1. Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities,
2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk

Telefónica, S.A. trades in derivatives with creditworthy counterparties. Therefore, the Company trades with credit entities with “senior debt” ratings of at least “A.” The contracts arranged with these include “netting” agreements, whereby debtor or creditor positions can be offset in case of bankruptcy, limiting the risk to the net position. The Company’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 8 and 9) and the guarantees given (Note 19).

Capital management

Telefónica’s finance department, which is in charge of the Group’s capital management, takes into consideration several factors when determining the Company’s capital structure.

The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, the company monitors the financial markets and updates to standard industry approaches for calculating cost of capital (WACC, “weighted average cost of capital”) in determining this variable. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and with which Telefónica can use to match its potential cash flow generation and the alternative uses of this cash flow at all times.

These general arguments are rounded off with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining the Group’s financial structure.

Hedging policy

The Group’s derivatives policy emphasizes the following points:
•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to the individual conditions of one side of the derivative.

•	Ability to measure the derivative at fair value using the valuation techniques available to the Company.

•	Sale of options only when there is an underlying exposure.
Hedges can be of three types:
•	Fair value hedges.

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of a net investment in a foreign operation.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. In fact, hedging relationships may change to allow appropriate management that serves the stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the share capital.

The risk management guidelines are dictated by the Telefónica Group’s Corporate Finance Department. The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2008, their fair value at year-end and the expected maturity schedule is as follows:

	(Millions of euros)
		Notional amount (maturity)
	Fair value at				Subsequent
Derivatives	December 31	2009	2010	2011	years	TOTAL
Interest rate hedges	(611)	2,031	1,748	503	72	4,354
Cash flow hedges	182	2,028	494	1,749	3,505	7,776
Fair value hedges	(793)	3	1,254	(1,246)	(3,433)	(3,422)

Foreign currency hedges	543	891	2,380	788	3,689	7,748
Cash flow hedges	543	891	2,380	788	3,689	7,748
Fair value hedges	0	0	0	0	0	0

Interest and exchange rate hedges	(17)	0	224	0	258	482
Cash flow hedges	(17)	0	224	0	258	482
Fair value hedges	0	0	0	0	0	0

Hedge of net investment	(531)	(2,830)	(517)	(1,124)	(751)	(5,222)

Derivatives not designated as hedges	(853)	7,274	(614)	(1,182)	(164)	5,314
Interest rate	(270)	8,569	(303)	(1,105)	(1,100)	6,061
Foreign currency	(381)	(875)	(145)	(12)	1,026	(6)
Interest and exchange rate	(202)	(420)	(166)	(65)	(90)	(741)

(17)	INCOME TAX

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group comprised 39 companies in 2008.

Balance at
(Millions of euros)	December 31
Tax receivables:	1,843
Deferred tax assets:	1,805

Deferred income tax (income)	41
Other temporary differences, assets	567
Long-term tax loss carryforwards	356
Deductions and other	841

Current tax receivables (Note 10):	38
Withholdings	23
VAT and Canary Islands general indirect tax refundable	15

Tax payable:	581

Deferred tax liabilities:	559
Deferred income tax (expense)	551
Other temporary differences, liabilities	8

Current tax payable:	22
Personal income tax withholdings	3
Withholding on investment income, VAT and other	18
Social security	1
The tax group had tax loss carryforwards at December 31, 2008 amounting to 3,324 million euros. These losses must be applied within 15 years.

The balance at December 31, 2008 includes unused tax credits amounting to 356 million euros corresponding to unused tax losses of 1,187 million euros.

Unused tax loss carryforwards relate mainly to a negative adjustment made to the taxable base for corporate income tax at Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002 as a result of the transfer of certain holdings acquired in previous years where the market value differed from the book value at which they were recognized.

The challenging of this adjustment, which was related to the tax inspection of financial years 2001 to 2004, completed in 2008, has not had an impact on the Company’s financial statements. In this respect, the use by the Group of the tax loss carryforward is subject to a successful appeal before the Courts against the assessments arising from this inspection.

17.1	Deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2008 are as follows:

		Temporary		Total	Deferred
		differences,		deferred	tax
(Millions of euros)	Tax credits	assets	Deductions	tax assets	liabilities
Balance at January 1	380	629	1,390	2,399	1,646

Arising in the year	971	1,863	47	2,881	139
Reversal	(33)	(608)	—	(641)	—
Transfers to Tax Group’s net position	(962)	—	(568)	(1,530)	—
Other movements	—	(1,276)	(28)	(1,304)	(1,226)

Balance at December 31	356	608	841	1,805	559

The main items for which Telefónica, S.A. recognizes temporary differences are the tax effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8), and the amortization of goodwill for tax purposes.

17.2	Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2008 is as follows.

(Millions of euros)	2008
Accounting profit before tax	778
Permanent differences	(7,096)
Permanent differences arising from first-time application of PGC 2007	82
Temporary differences:	3,086
Arising in the year	3,577
Arising in prior years	(491)
Tax base	(3,150)
Gross tax payable	(945)
Tax credits capitalized	(25)
Corporate income tax refundable	(970)
Temporary differences for tax valuation	(926)
Tax effect of first-time application of PGC 2007	(24)
Other effects	(12)
Corporate income tax accrued in Spain	(1,932)
Foreign taxes	10

Income tax	(1,922)

Current income tax	(945)
Deferred income tax	(977)

The permanent differences relate mainly to changes in investment writedown provisions recorded by the tax Group companies included in the consolidated corporate income tax return, to dividends received from tax group companies or foreign companies taxed at source and to the writedown provisions related to dividends paid by subsidiaries up to the amount of the dividend recorded as non-deductible income at Telefónica, S.A. and to non-deductible provisions.

Within the scope of Law 4/2008 dated December 23, with respect to corporate income tax, Telefónica, S.A. has elected to apply the arrangements of the 29th transitional provisions of this law. In this respect, under the terms of this provision the Company has included two-thirds of the net tax impact of accounting adjustments arising from the first-time application of the new accounting principles.

In 2008, the Company capitalized 25 million euros of tax credits, mainly for double taxation. The cumulative amount and year end principally reflects tax credits in connection with export activity tax credits and deductions for export activities (818 million euros). In 2008, 367 million euros were applied in relation to deductions on reinvestment of capital gains and 138 million euros to double taxation.

Taxes incurred abroad relate mainly to corporate income tax borne in relation to withholdings made abroad.

17.3
On July 4, 2008, the tax inspection of Tax Group 24/90, of which Telefónica, S.A. is the parent company, was concluded. The taxes subject to review were corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the year 2002 to 2004.

In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles in 2002 (of 2,125 million euros) of approximately 346 million euros in the tax payable. Telefónica has filed an appeal with the Central Administrative Economic Court to dispute the assessment derived from the tax audit, as the Company considers the tax returns to have been prepared in accordance with applicable tax legislation. Therefore, no liability for this issue was reflected in the financial statements.

No material liabilities arose as a result of the inspection of the other items and financial years, and the Company has not and will not file any appeal.

Telefónica, S.A is open to inspection all the taxes since 2005, as well as those for the last six years for taxes applicable to its permanent establishment in Argentina.

The Company does not expect that any additional material liabilities will arise from the years open to inspection.

Meanwhile, the Courts have yet to rule on the appeal filed in relation to the assessments arising from the inspection of corporate income tax for the years 1998 to 2000. These assessments, which were signed in disagreement in October 2004 and July 2005, gave rise to settlement agreements and imposed fines on Telefónica, S.A. The total amount appealed is 140 million euros.

In 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice, requesting that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees. Upon conclusion of the trial period, Telefónica presented in writing its conclusions on September 1, 2008.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos, Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos, Inc. shares received, rather than the book value at which they were recorded, in conformity with Article 159 of the Spanish Corporation Law. However, no accounting adjustments have been recorded until the Company receives a definitive ruling on this procedure.

(18)	REVENUE AND EXPENSES

18.1	Revenue from operations

In 2008, Telefónica, S.A. arranged contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2008, “Rendering of services to group companies” included 274 million euros for this item.

Telefónica, S.A. has signed contracts, with effect from January 1, 2008, to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding Limited and Telefónica Internacional, S.A.U. Revenue received for this concept in 2008 amounted to 25 million euros, recognized under “Services rendered to Group companies.”

In November 1990, Telefónica, S.A. and Telefónica Argentina, S.A. entered into a management agreement which regulates the consultancy and advisory services provided by Telefónica and the price of such services. Revenue received for this concept in 2008 amounted to 5 million euros, recognized under “Services rendered to Group companies.”

Operating revenues also include property rental income amounting to 41 million euros, mainly from the lease of office space in Distrito C to several Telefónica Group companies (see Note 7.1).

18.2
“Non-core and other current operating revenues — Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount mainly includes billings to Telefónica Móviles España, S.A.U. for 41 million euros and to Telefónica de España, S.A.U. for 28 million euros.

18.3	Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

(Millions of euros)	2008
Wages and salaries	144
Pension plans (Note 4.h)	6
Social security costs, et al	17

Total	167

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this Plan are as follows:

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2008, 1,496 employees had signed up for the plan. This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company in 2008 amounted to 2.75 million euros.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the Plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 6 million euros in 2008.

In 2008, some executives left this Plan, leading to the reversal of part of the initial extraordinary contributions amounting to 3 million euros.

No provision was made for this plan as it has been fully externalized.

The main share-based payment plan is the following:

Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive Plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2008 is as follows:

	Number of
	shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.72	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

Of the total number of shares, those corresponding to Telefónica, S.A. employees, by phase, are as follows:

	Number	Unit
	of shares	value	End date
1st phase July 1, 2006	1,276,751	6.43	June 30, 2009
2nd phase July 1, 2007	1,102,711	7.72	June 30, 2010
3rd phase July 1, 2008	1,248,067	8.39	June 30, 2011
This plan is equity-settled via the delivery of shares to the executives, with a balancing entry for the 11 million euros of employee benefits expense recorded in 2008 made in equity.

The cost of the shares granted to employees of Group subsidiaries is recognized under “Reserves” and amounts to 52 million euros. As Telefónica, S.A. will reinvoice these amounts to its subsidiaries, related receivable is recognized under “Other non-current financial assets (phases II and III) and “Other current financial assets” (phase I) (see Note 8).

To ensure the Company has enough shares to meet its obligations at the end of the phase commenced in 2006, Telefónica purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share (see Note 9.4.1).

For the third phase, Telefónica has arranged a financial instrument under the same conditions as for the first phase, earmarking up to a maximum of 2,500,000 shares (see Note 9.4.1). The cost of the financial instrument is 25 million euros, equivalent to 9.96 euros per option.

18.4	Average number of employees in 2008 and number of employees at year end

	Employees at 12/31/08			Average no. of employees 2008
Professional category	Women	Men	Total	Women	Men	Total
General managers and chairmen	—	5	5	—	5	5
Directors	39	140	179	42	141	183
Managers	76	89	165	77	90	167
Project Managers	85	67	152	88	66	154
University graduates and experts	79	50	129	80	51	131
Administration, clerks, advisors	125	6	131	133	14	147

Total	404	357	761	420	367	787

18.5	External services

The items composing “Finance revenue” are as follows:

(Millions of euros)	2008
Rent	11
Repairs and maintenance	5
Independent professional services	96
Bank charges	49
Marketing and advertising	144
Utilities	11
Other expenses	52

Total	368

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor.

On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years, renewable for another five. In addition to rent, the lessor charges the lessee community expenses. Future minimum rentals payable under non-cancellable leases are as follows:

	Future minimum
(Millions of euros)	payments	Present value
Up to one year	5	5
Between one and five years	20	17
More than five years	51	29

Total	76	51

18.6	Finance revenue

The items composing “Finance revenue” are as follows:

(Millions of euros)	2008
Dividends from group and joint-venture companies	7,135
Dividends from other companies	41
Interest received from loans to group companies	891
Other financial revenues	160

Total	8,227

“Dividends from group companies and associates” mainly includes the following dividends received: 2,486 million euros from Telefónica Móviles de España, S.A., 4,002 million euros from Telefónica de España, S.A.U., 267 million euros from Telefónica O2 Czech Republic, a.s, and 314 million euros from Latin American Holding Corporation, B.V.

In addition, “Revenue from equity investments in associates” mainly relates to dividends received from Telefónica, S.A.’s investment in Portugal Telecom, which 2008 amounted to 46 million euros.

“Interest on loans to group companies” includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). Noteworthy is the interest income from Telefónica Móviles México, S.A. de C.V. (259 million euros), Telefónica de España, S.A.U. (250 million euros) and Telefónica Móviles España, S.A.U. (222 million euros).

“Other finance revenue” mainly includes interest income of 157 million euros.
18.7	Finance costs
The breakdown of “Finance costs” is as follows:
Finance costs

(Millions of euros)	2008
Interest on payables to group companies and associates	2,652
Finance costs payable to third parties net of gains (losses) on interest rate of financial hedges	339
Other finance costs	36

Total	3,027

The main amounts of “Interest on borrowings from and payables to group companies and associates” correspond to Telefónica Emisiones, S.A.U. (836 million euros), Telefónica Europe, B.V. (747 million euros) and Telefónica Finanzas, S.A. (777 million euros).

18.8	Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

(Millions of euros)	2008
On current operations	4
On loans and borrowings	1,521
On hedging derivatives	1,964
On other items	87

Total	3,576

The breakdown of exchange gains recognized in the income statement is as follows:

(Millions of euros)	2008
On current operations	334
On loans and borrowings	650
On hedging derivatives	2,470
On other items	65

Total	3,519

The change in exchange gains and losses in 2008 was due mainly to fluctuations in the US dollar/euro exchange rate (the dollar gained 5.78% in 2008) and in the pound sterling/euro exchange (the pound depreciated 23% in 2008), which was offset by the effect of hedges arranged for this purpose.

18.9	Impairment and gains (losses) on disposal of financial instruments

At the end of 2008, Telefónica, S.A. tested its investments in group companies and associates for impairment (see Note 8.2). As a result, it recognized impairment losses of 3,769 million euros for the stake in Telefónica O2 Holdings Limited and 233 million euros for the stake in Telco, S.p.A.

In addition, an impairment loss of 178 million euros on the stake in Portugal Telecom was recognized in the income statement.

The impairment loss on the stake in Telefónica O2 Holdings, Ltd. shown is after the impact of hedges of the net investment.

(19)	OTHER INFORMATION
a)	Financial guarantees

At December 31, 2008, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 31,272 million euros. These guarantees are measured in the Company’s financial statements as indicated in Note 4 m).

The main Group companies receiving these financial guarantees are:
•
Telefónica Emisiones, S.A.U., in relation to guarantees given for issues of debentures and bonds in international markets, the outstanding carrying amount of which at December 31, 2008 was 16,827 million euros. The main change in 2008 was due to the issue in June of five-year bonds for a nominal amount of 1,250 million euros under the EMTN program and the maturity of a bond for nominal amount of 300 million euros on October 30, 2008.

•
Telefónica Europe, B.V., in relation to guarantees given for debentures and bonds issues in international markets, the outstanding carrying amount of which at December 31, 2008 was 5,064 million euros, for the European commercial paper program, with an outstanding balance of 840 million euros, the syndicated loan granted by various institutions for the O2 acquisition, with an outstanding carrying amount of 4,203 million euros, and other guaranteed bank borrowings for 119 million euros. Changes in the year were mainly due to fluctuations in exchange rates and transactions with commercial paper.

Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. are wholly owned subsidiaries of Telefónica, S.A., which underwrites all their issues.

•
Telefónica Finanzas México, S.A. de SOFOM, E.N.R. in relation to guarantees given for the peso bonds in circulation, the outstanding carrying amount of which at December 31, 2008 was 617 million euros.

•	Telefónica Finance USA, LCC, in relation to the guarantee provided for the issue of preferred shares in 2002, the outstanding carrying amount of which was 1,939 million euros at December 31, 2008.

•
Telefónica Finanzas, S.A. in relation to financing from the European Investment Bank for investment projects in Spain, which at December 31, 2008 had an outstanding carrying amount of 1,297 million euros: (a) in the mobile telecommunications network; (b) in the design, acquisition, construction and startup of telephony equipment; and (c) in the Telefónica Group’s research and development activities. During the year, financing for a nominal amount equivalent to approximately 502 million euros matured and 450 million euros were drawn down.

b)	Litigation

Telefónica is party to several lawsuits or proceedings that are currently in progress in law courts and administrative and arbitration bodies. It is reasonable to assume that this litigation or cases will not materially affect the Company’s financial position or solvency, regardless of the outcome. In this respect, we would highlight that the assessment made by the Company takes into consideration reports by legal counsel on each litigation and case.

Among unresolved cases in which Telefónica is a party (see Note 17 for details of tax-related cases), we would highlight the following:
1.	Procedures deriving from the voluntary bankruptcy proceeding initiated by Sistemas e Instalaciones de Telecomunicaciones, S.A.U. (SINTEL)

Sintel, a subsidiary of Telefónica until its sale to the Mastec Group in April 1996, was declared bankrupt in 2001 following a proceeding hearing by the Madrid Court of First Instance. As a result of the company’s insolvency and liquidation, two criminal proceedings were initiated affecting, among individuals and corporate entities, Telefónica. These were subsequently added to single preliminary proceedings before Federal Examining Court number 1.

After a lengthy process, on December 12, 2007, the court ruled that the case be dismissed and that actions against all the Telefónica directors initially charged be filed, acquitting them of any responsibility. The criminal proceeding for the offence of criminal insolvency and crimes against the Treasury continued only for directors and executives of Sintel, S.A. in office after the sale of the company by Telefónica. This ruling was appealed.

In its judgment of January 16, 2009, Section 4 of the Criminal Court of the Spanish National Court of Justice rejected all the appeals filed against the initial partial dismissal of the cause. Accordingly, the directors involved, as well as Telefónica and Telefónica de España, S.A.U. were cleared of responsibility.

2.	Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica

Proceedings derived from the takeover bid
2.1
On May 29, 2003, certain Terra Networks, S.A. shareholders filed two “class actions” with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.

These actions alleged mainly that the Telefónica offer was below the intrinsic value of Terra Networks, S.A. shares. Since the actions were brought, both have remained inactive.

2.2
The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica for Terra Networks, S.A. Telefónica appears as an intervening non-party in the procedure.

The appeal was rejected by the National Court via ruling issued on via ruling issued on January 24, 2006, against which ACCTER filed an administrative appeal. This appeal was rejected via ruling issued November 25, 2008 by the Third Section of the Supreme Court of Administrative Appeals, with the appellants charged for the court costs.

Proceedings derived from the merger
2.3
On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the General Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005. The Court of First Instance rejected the claim via ruling on July 14, 2006.

ACCTER and its President appealed this new ruling, which was again rejected by the Barcelona Regional Court in a ruling issued April 7, 2008.

2.4
On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The case was heard on November 27, 2008, with a judgment to follow in due course.

3.	Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government

As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree — 2585/91, both of which were executed by the Company with the Argentine government had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso to one US dollar.

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID. The ICSID Court is currently considering a plea filed by the Argentine government alleging that the matter is outside its jurisdiction.

On February 15, 2006, Telefónica Argentina, S.A. signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25,561. This memorandum of understanding could put an end to the litigation.

Among other issues, the Memorandum of Understanding envisaged the suspension by Telefónica de Argentina, S.A. and Telefónica, S.A. for a period of 210 working days, of all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of emergency situation established by Law Nº 25,561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina. This suspension became effective on October 6, 2006 and has been extended on several times for periods of six months, the last of which was authorized by the ICSID on October 6, 2008.

4.
Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000.

See Note 17.3.

5.	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of Article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España, S.A.U. filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments.

c)	Commitments
Agreements with Portugal Telecom (Brazil)

In accordance with the agreements singed between the Telefónica Group and the Portugal Telecom Group governing their 50/50 joint venture, Brasilcel N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel, N.V.

Similarly, Telefónica is entitled to sell to the Portugal Telecom group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, SGPS, S.A., at PT Móveis, SGPS, S.A or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.

The price in both cases will be determined on the basis of an independent appraisal (under the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Guarantee provided for Ipse 2000 S.p.A.

At December 31, 2008, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy), in which it owns an indirect stake through Telefónica Móviles de España, S.A. and Solivella B.V., for the 365 million euros payable to the Italian government in connection with the grant of the license.

Telefónica, S.A. (together with the other strategic partners of Ipse 2000 S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse 2000 S.p.A., the Company considered that, the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.

On June 15, 2008, the civil court in Rome rejected Ipse 2000 S.p.A. claims, forcing the company to pay for its license in full. Similarly, the State Council rejected the company’s appeal against the Italian government’s refusal to allow Ipse 2000 S.p.A. to return the additional 5Mhz of spectrum for 826 million euros and to revoke its license.

d)	Directors’ and senior executives’ compensation and other benefits

The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the General Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ Advisory or Control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica, S.A. Directors in their capacity as members of the Board of Directors, the Standing Committee and/or the Advisory and Control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s Advisory or Control committees. In this respect, it was also agreed that from September 2007, executive directors would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Standing Committee and Advisory or Control committees (in euros).

			Advisory or
	Board of	Standing	Control
Position	Directors	Committee	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—		—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.

Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 thousand euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2008 (in euros):

			Other Board Committees
	Board of	Standing	Fixed	Attendance
Board Members	Directors	Committee	payment	fees	TOTAL
Chairman
César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Isidro Fainé Casas	250,000	100,000	—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—	51,334	30,000	331,334

Members
Julio Linares López	—	—	—	—	—
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—	42,000	11,250	203,250
José María Álvarez-Pallete López	—	—	—	—	—
David Arculus	150,000	—	23,333	6,250	179,583
Eva Castillo Sanz	137,500	—	—	—	137,500
Carlos Colomer Casellas	150,000	100,000	36,167	11,250	297,417
Peter Erskine	150,000	100,000	17,500	8,750	276,250
Alfonso Ferrari Herrero (*)	150,000	108,333	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	—	11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	—	72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	—	47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000	56,000	11,250	317,250

TOTAL	2,575,000	808,333	539,000	215,000	4,137,333

(*)	Alfonso Ferrari Herrero was appointed member of the Standing Committee on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2008
ITEM	(euros)
Salaries	5,704,005

Variable compensation (1)	7,885,683

Compensation in kind (2)	76,746

Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executives (see Note 18.3), the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.

In addition, related to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 18.3), the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).

It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Meanwhile, the six senior executives[1] of the Company, excluding those that are also members of the Board of Directors, received a total for all items -including the Extraordinary Cash Incentive Program indicated above- in 2008 of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan described in Note 18.3 for these directors amounted to 911,041 euros.

Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.

Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr Viana-Baptista also received an amount of 3,289,972 euros in 2008 for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.

[1]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOS, including the person in charge of the internal audit.

Detail of the equity investments in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others:

			Position or	Stake
Director	Activity	Company	functions	%*
César Alierta Izuel	Telecommunications	Telecom Italia, S.p.A.	Director	—

	Telecommunications	China Unicom (Hong Kong) Limited	Director	—

Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Chairman	< 0,01%

Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	—

	Telecommunications	Telefónica Móviles España, S.A.U.	Director	—

	Telecommunications	Telefónica Europe, Plc.	Director	—

	Telecommunications	Telecom Italia, S.p.A.	Director	—

			Position or	Stake
Director	Activity	Company	functions	%*
Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Telefónica del Perú, S.A.A.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	—

	Telecommunications	Médi Telecom, S.A.	Director	—

José María Álvarez-Pallete López	Telecommunications	Telefónica Internacional, S.A.U.	Executive Chairman	—

	Telecommunications	Telefónica DataCorp, S.A.U.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	—

	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	—

	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	—

	Telecommunications	Telefónica del Perú, S.A.A.	Director	—

	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	—

	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	—

	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	—

	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica Internacional Chile, S.A.	Director	—

	Telecommunications	Telefónica USA, Inc.	Director	—

	Telecommunications	Portugal Telecom, S.G.P.S., S.A.	Director	—

			Position or	Stake
Director	Activity	Company	functions	%*
David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	—

	Telecommunications	British Sky Broadcasting Group, Plc.	—	< 0,01%

	Telecommunications	BT Group, Plc.	—	< 0,01%

Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	—

Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica de Perú, S.A.A.	Director	—

	Telecommunications	Telefónica Móviles Chile, S.A.	Director	—

Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

Javier de Paz Mancho	Telecommunications	Atento Holding Inversiones y Teleservicios, S.A.U.	Non-executive Chairman	—

	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

(*)	Shareholding of less than 0.01% of share capital

Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the Directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.

d)	Related-party transactions
The main transactions between Telefónica, S.A. and its significant shareholders are as follows:

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged on an arm’s length basis, with approximately 248 million euros drawn down at December 31, 2008.

•	Derivative transactions arranged on an arm’s length basis for a total nominal amount of approximately 6,770 million euros at December 31, 2008.

•	Fixed-term deposits at market rates on an arm’s length basis, for a total nominal amount of approximately 213 million euros at December 31, 2008.

•	Guarantees granted by BBVA for approximately 13 million euros at December 31, 2008.
Caja de Ahorros y Pensiones de Barcelona, la Caixa, and subsidiaries comprising the consolidated group:
•	Financing transactions arranged on an arm’s length basis, with approximately 646 million euros drawn down at December 31, 2008.

•	Fixed-term deposits at market rates on an arm’s length basis, for a total nominal amount of approximately 368 million euros at December 31, 2008.
Group companies

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries at December 31, 2008 are detailed in the notes to these Individual Financial Statements.

Associates and joint ventures

On December 27, 2002, Telefónica Móviles, S.A. (now Telefónica, S.A. after the merger with economic effect from January 1, 2006) and PT Movéis Servicos de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.

Directors and senior executives

In the financial year to which the accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in this note to these consolidated financial statements.

e)	Auditors’ fees

The fees paid in 2008 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2008) belongs, amounted to 3.36 million euros in 2008, broken down as follows.

(Millions of euros)	2008
Audit of financial statements	1,27
Other audit services	2,09

TOTAL	3,36

f)	Environmental matters

As head of the Telefónica Group, Telefónica, S.A. engages in activities relating to the ownership of shares and the provision of financing and corporate advisory services to various Group companies. In view of the business activities in which the Company engages, it has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its equity, financial situation and results. Consequently, the 2008 annual financial statements do not include specific details regarding environmental issues.

In line with its commitment to the environment, the Company announced at the Zaragoza World’s Fair the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company’s processes (operations, suppliers, employees, customers and society):

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (Information and Communication Technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.
(20)	CASH FLOW ANALYSIS

Profit before tax in 2008 amounted to 778 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in 2008.

These adjustments mainly relate to impairment of investments in group companies, associates and other investments (loss of 4,182 million euros) and other items included in the net financial result (net income of 5,148 million euros), adjusted initially to include only movements related to cash inflows or outflows in 2008.

“Other cash flows from operating activities” amounts to 8,449 million euros, comprising 2,643 million euros of net interest paid, 8,248 million euros of dividends received and 2,844 million euros of income tax collected. The main movements are:

a)	Net interest paid: Payments of net interest and other financial expenses amounted to 2,643 million euros, including:
•	interest paid to external credit entities of 2,120 million euros, and

•
interest paid to Group companies of 1,404 million euros, less interest received on financing granted by Telefónica, S. A. to Group companies. Interest received mainly included 1,009 million euros from Telefónica Internacional, S.A.U.

b)
Dividends received: The main dividends received were from Telefónica Móviles España, S.A.U. (2,487 million euros), Telefónica de España, S.A.U. (2,202 million euros), Telefónica O2 Europe, Ltd. (2,697 million euros) and Telefónica O2 Czech Republic, a.s. (455 million euros). The interim dividend charged against 2008 profit by Telefónica de España, S.A.U. for 1,800 million euros was pending collection at December 31, 2008.

c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated tax group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. In 2008, the amount recognized under this item related to the collection of income tax from:

•	Telefónica Móviles España, S.A.U.: 1,087 million euros of income tax for 2007.

•	Telefónica de España, S.A.U.: 1,972 million euros, of which 997 million euros are for income tax in 2006 and 975 million euros are for income tax in 2007.
“Payments on investments” under “Cash flows used in investing activities” included a total payment of 2,983 million euros, broken down as follows:
•	Capital increases: Telefónica Móviles Colombia, S.A. for 155 million euros and Telefónica O2 Europe, Ltd. for 224 million euros (see Note 8.1).

•	Cancellation of interest-bearing debt of Telefónica de España, S.A.U. for 1,042 million euros.

•	Delivery of funds to finance other Group companies of 1,562 million euros. The main delivery of funds were to Telefónica Internacional, S.A.U. for 1,134 million euros.

In addition, “Proceeds from disposals” includes the repayment of loans granted by Telefónica, S.A. to subsidiaries, the most significant of which amounts received from Telefónica Internacional, S.A.U. (942 million euros), Telefónica de España, S.A.U. (698 million euros), Telefónica O2 Ireland, Ltd. (115 million euros) and Telefónica Móviles México, S.A. de C.V. (107 million euros). Also included are amounts received from third parties for the sale of Sogecable, S.A. and shares of Portugal Telecom, S.G.P.S. (see Notes 9.3 and 8.1, respectively).

“Cash flows from financing activities” includes the following:
i.	Payments of equity instruments for 2,224 million euros (see movements in Note 11 a).

ii.	Payments of financial liability instruments, which mainly includes net movements in the Company’s current accounts with Telefónica Finanzas, S.A.

iii.	Dividends and payments on other equity instruments for 4,165 million euros (see movements in Note 11 d).

(21)	EVENTS AFTER THE BALANCE SHEET DATE

The following events regarding the Group took place between the balance sheet date and the date of preparation of the accompanying financial statements:

Dividends

At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. analyzed and approved a proposal to increase the dividend corresponding to the 2009 financial year to 1.15 euros per share, to be voted on by shareholders. The proposal for adoption of the related corporate resolutions will be made in due time.

At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose to the Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.

Financing

On February 3, 2009, Telefónica, S.A., through its Telefónica Emisiones, S.A.U. subsidiary, issued 2,000 million euros worth of bonds (notes) in the euromarket underwritten by Telefónica, S.A., as part of its Guaranteed Euro Medium Term Note Program (EMTN program), registered with the Financial Services Authority (FSA) of London on July 3, 2008. The five-year notes have an annual coupon of 5.431% and were issued at par (100%).

On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.

On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating, and changed the outlook to positive from stable, reflecting Moody’s expectation that, going forward, Telefónica would sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.

Other subsequent events

After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. At the date of approval of these financial statements, the Telefónica Group still owes 151.7 million euros in this respect.

(22)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

Appendix I
Disclosure of subsidiary companies at
December 31, 2008

SUBSIDIARIES AT DECEMBER 31, 2008 (millions of euros)

	% ownership		%			Dividends	Income (loss)		Amount
Companies	Direct	Indirect	of voting rights	Share capital	Reserves	Received	from operations	for the year	amount
Telefónica Europe plc (UK) (1)	100.00%			13	12,328	—	583	483	26,153
Wireless communications services operator Wellington Street, Slough, SL1 1YP
O2 (Europe) Ltd. (UK)	100.00%			1,239	7,693	—	—	3	8,744
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN)	100.00%			2,839	22,394	972	3,387	3,375	8,132
Investment in the telecommunications industry abroad Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%			423	506	—	3,482	2,593	5,775
Wireless communications services provider Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Telefónica de España, S.A.U. (SPAIN)	100.00%			1,024	162	6	4,348	2,950	3,034
Provision of telecommunications services in Spain Gran Vía, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%			1,865	(1,704)	1	3	(15)	2,242
Organization and operation of multimedia service-related businesses Don ramón de la Cruz, 84 4[a] Pta.- 28006 - Madrid
Latin America Cellular Holdings, B.V. (NETHERLANDS)	100.00%			—	1,097	11	—	239	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%			700	43	—	9	22	1,343
Telecommunications service provider and operator Gran Vía, 28 - 28013 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%			1,268	(228)	—	223	228	1,176
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Inversiones Telefónica Móviles Holdind Ltd. (CHILE)	100.00%			752	(128)	—	—	128	741
Holding company Miraflores, 130 - 12º — Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%			—	197	—	—	(5)	581
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Atento Holding, Inversiones y Teleservicios, S.A. (SPAIN)	100.00%			24	138	—	(10)	(7)	372
Telecommunications service provider C/ Santiago de Compostela, 94 - 28035 Madrid
TCG Holdings, S.A. (GUATEMALA)	100.00%			276	(114)	—	38	21	239
Holding company Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 - Guatemala City
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%			—	27	—	—	13	238
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR)	100.00%			123	1	—	4	(1)	161
Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%			109	—	—	—	—	110
Ownership of shareholdings in wireless operators in Puerto Rico Metro Office Park Calle Edificio # 17, Suite 600 - 00968 Guaynabo
Ateseco Comunicación, S.A. (SPAIN) (2)	100.00%			6	45	—	—	2	108
Aormant company Gran Vía, 28 - 28013 Madrid

SUBSIDIARIES AT DECEMBER 31, 2008 (millions of euros)

	% ownership		%			Dividends	Income (loss)		Amount
Companies	Direct	Indirect	of voting rights	Share capital	Reserves	Received	from operations	for the year	amount
Terra Networks Asociadas, S.L. (SPAIN)	100.00%			7	(32)	—	4	4	64
Holding company Gran Vía, 28 - 28,013 Madrid
Guatemala Cellular Holdings, B.V. (NETHERLANDS)	100.00%			—	1	—	—	—	29
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
Taetel, S.L. (SPAIN)	100.00%			28	6	—	—	1	28
Acquisition, ownership and disposal of shares and stakes in other companies Gran Vía, 28 - 28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%			8	9	5	7	10	24
Provision of mangement and administration services Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%			7	67	10	(1)	9	18
Finance company Gran Vía, 28 - 28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%			17	(1)	—	1	—	17
Holding and operation of aircraft and aircraft lease. Gran Vía, 28 - 28013 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN)	100.00%			5	2	—	—	—	14
Promotion of business initiatives and holding of real estate assets Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid
Telefónica Finanzas, S.A. (TELFISA) (SPAIN)	100.00%			3	23	—	(1)	7	13
Integrated cash management, consulting and financial support for Group companies Gran Vía, 30 - 4[a] Plta. - 28013 Madrid
LE Holding Corporation (USA)	100.00%			N/D	N/D	N/D	N/D	N/D	32
Holding company Corporation Trust Center, 1209 Orange Street — Wilmington, Delaware 19801
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE)	100.00%			11	(3)	—	3	3	11
IT and communications services provider Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%			0	N/D	N/D	N/D	N/D	10
Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%			1	2	—	—	(1)	9
Security services and systems Condesa de Venadito, 1 - 28027 Madrid
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN)	100.00%			6	55	—	(10)	(4)	6
Telecommunications research activities and projects Emilio Vargas, 6 - 28043 Madrid
Venturini España, S.A. (SPAIN)	100.00%			3	1	—	—	(1)	4
Printing, graphic arts and direct marketing Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Telefónica Finanzas Perú, S.A.C. (PERU)	100.00%			3	—	—	—	—	3
Integrated cash management, consulting and financial support for Group companies Lima
Telfisa Global, B.V. (NETHERLANDS)	100.00%			—	2	—	(1)	—	2
Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Terra Networks Marocs, S.A.R.L. (MOROCCO) (2)	100.00%			—	N/D	N/D	N/D	N/D	—
Dormant company 332 Boulevard Brahim Roudani, Casablanca
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (2)	100.00%			—	N/D	N/D	N/D	N/D	—
Dormant company Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)

SUBSIDIARIES AT DECEMBER 31, 2008 (millions of euros)

	% ownership		%			Dividends	Income (loss)		Amount
Companies	Direct	Indirect	of voting rights	Share capital	Reserves	Received	from operations	for the year	amount
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%			—	1	—	—	—	—
Integrated cash management, consulting and financial support for Group companies Boulevard Manuel Avila Camacho, 24 - 16[a] Plta. — Lomas de Chapultepec - 11000 Mexico D.F.
Telefónica Participaciones, S.A. (SPAIN)	100.00%			—	—	—	—	—	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN)	100.00%			—	1	—	(2)	—	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%			—	5	—	(1)	2	—
Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica Internacional USA Inc. (USA)	100.00%			—	—	—	—	—	—
Financial advisory services 1221 Brickell Avenue suite 600 - 33131 Miami — Florida
Omicron Ceti, S.L. (SPAIN) (3)	100.00%			N/D	N/D	N/D	N/D	N/D	N/D
Dormant company José Abascal — Madrid
Telefónica de Centroamérica, S.L. (SPAIN) (3)	100.00%			12	(9)	—	—	(1)	1
Dormant company Gran Vía, nº 28, Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	100.00%			254	(226)	—	418	226	1,142
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Casiopea Reaseguradora, S.A. (LUXEMBURG)	99.97%	0.03%		4	210	2	3	(4)	3
Reinsurance 6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Telefónica Telecomunicaciones México, S.A. de C.V. (MEXICO)	94.90%			1,116	(2,226)	—	(21)	(391)	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%		230	31	—	—	15	213
International services provider Gran Vía, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	89.99%	10.01%		51	49	—	4	(2)	59
Life insurance, pensions and health insurance Avda. General Perón, 38 Master II - 17[a] P.- 28020 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%		—	N/D	N/D	N/D	N/D	12
Internet design, advertising and consulting Claudio Coello, 32, 1º ext. — Madrid
Telefónica International Wholesale Services America, S.A. (URUGUAY)	80.56%	21.78%		430	14	—	—	3	349
Provision of high bandwidth communications services Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (4)	69.41%			1,073	1,175	—	485	366	3,444
Telecommunications service provider Olsanska 55/5 - Prague 3, 130 34
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65.14%	34.86%		20	2	11	—	11	—
Holding company Torre Edicampo, Avda Francisco de Miranda, Caracas 1010
Telefónica Móviles Panamá, S.A. (PANAMA)	56.32%	43.69%		78	(86)	—	82	58	301
Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Ciudad de Panamá
Brasilcel, N.V. (NETHERLANDS) (1)	50.00%			—	(200)	—	678	200	2,180
Joint Venture and holding company for wireless communications services

SUBSIDIARIES AT DECEMBER 31, 2008 (millions of euros)

	% ownership		%			Dividends	Income (loss)		Amount
Companies	Direct	Indirect	of voting rights	Share capital	Reserves	Received	from operations	for the year	amount
MobiPay Internacional, S.A. (SPAIN)	50.00%			4	(1)	—	(3)	(3)	5
Provision of payment services through wireless telephony Avenida de Europa 20, Alcobendas, Madrid
Telefónica Móviles Colombia, S.A. (COLOMBIA)	49.42%	50.58%		—	364	—	70	15	272
Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	32.00%	68.00%		6	(31)	—	39	31	13
Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200
Simpay, Ltd. (UK) (3)	25.00%			6	(6)	—	—	—	8
Payment services through wireless telephony 62-65 Chandos Place, London WC2N 4LP
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%		—	1	1	3	3	—
Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II - 17[a] P.- 28020 Madrid
Telefónica Móviles Argentina, S.A. (ARGENTINA)	15.40%	84.60%		47	390	—	(162)	241	139
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Guatemala, S.A. (GUATEMALA)	13.60%	86.38%		289	2	—	(141)	21	38
Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4.99%	95.00%		—	1	—	—	—	—
Provision of mangement and administration services Av. Ing. Huergo 723 PB — Buenos Aires
OMTP Limited (Open Mobile Terminal Platform) (UK)	2.04%			N/D	N/D	N/D	N/D	N/D	N/D
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL) (5)	1.12%	98.79%		180	8	—	(2)	5	1
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Telefónica del Perú, S.A.A. (PERU) (4)	0.15%	98.03%		594	83	10	91	31	2
Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz — Lima
Telefónica Móviles Perú, S.A.C. (PERU) (4)	0.14%	96.65%		182	66	—	187	122	—
Wireless communications services provider Avda. Arequipa, 1155 Lima, 01
Telcel, C.A. (VENEZUELA)	0.08%	99.92%		105	(479)	—	1,060	853	124
Wireless operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%		40	8	2	3	3	21
Holder of 5,225,000 Portugal Telecom, S.A. shares Strawinskylaan 1725, 1077 XX Amsterdam
Telefónica Factoring España, S.A. (SPAIN)	50.00%			5	2	1	5	3	3
Factoring Pedro Teixeira, 8 - 28020 Madrid
Telco, S.p.A. (ITALY)	42.30%			4,849	260	—	(1,536)	(1,536)	2,314
Holding company Galleria del Corso, 2 - Milan
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%		2	—	—	—	—	1
Factoring Mexico City
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	9.50%		1	—	—	—	—	1
Factoring Lima

SUBSIDIARIES AT DECEMBER 31, 2008 (millions of euros)

	% ownership		%			Dividends	Income (loss)		Amount
Companies	Direct	Indirect	of voting rights	Share capital	Reserves	Received	from operations	for the year	amount
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%		1	—	—	—	—	1
Factoring
Bogota
Telefónica Factoring Do Brasil, Ltd. (BRAZIL)	40.00%	10.00%		1	(2)	—	(1)	6	1
Factoring Avda. Paulista, 1106
Torre de Collçerola, S.A. (SPAIN)	30.40%			6	1	—	(1)	(1)	2
Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (1) (4)	8.51%	1.49%		27	(441)	19	793	438	641
Holding company Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Amper, S.A. (SPAIN) (1) (4)	6.10%			29	55	—	8	(1)	12
Development, manufacture and repair of telecommunications systems and equipment and related components Torrelaguna, 75 - 28027 Madrid
ZON Multimedia — Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL) (4)	4.80%	0.66%		3	323	—	31	49	136
Multimedia business Avda. 5 de Outubro, 208 - Lisbon
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (1) (4)	0.97%			1,837	20,237	(1,222)	8,209	4,501	556
Banking
San Nicolás, 4 - 48005 Bilbao (Vizcaya) Other investments	N/A			N/A	N/A	N/A	N/A	N/A	13

TOTAL GROUP COMPANIES AND JOINT VENTURES	67,760
TOTAL ASSOCIATES	2,964
TOTAL NON-CURRENT FINANCIAL INVESTMENTS	717

1)	Consolidated data

(2)	Dormant company

(3)	Company in liquidation

(4)	Companies listed on international stock exchanges at December 31, 2008

(5)	Data under local GAAP

N/D	Not available

N/A	Not applicable

MANAGEMENT REPORT
TELEFÓNICA, S.A.
2008

EARNINGS PERFORMANCE
Against a complex backdrop, the Telefónica Group’s commercial and financial results in 2008 underscore the benefits of its unique profile: extensive business diversification, operating integration in key markets, strong competitive positioning in main markets, proven capacity to deliver and financial strength.
The customer base, measured by accesses, climbed 13.2% to 258.9 million accesses at year-end 2008. This increase was primarily driven by growth of 16.6% in mobile access, of 20.9% in broadband accesses and of 29.7% in pay TV accesses. By region, accesses in Latin America grew a noteworthy 18.0% to 158.3 million at December 2008 due mainly to sharp growth in broadband subscribers, net wireless adds and growth in the customer base in the pay TV business.
By access type, the Telefónica Group’s mobile accesses rose 16.6% to 195.6 million (including nearly 4 million Telemig subscribers added to the Group in April 2008). The biggest drivers of net adds for the year by country were Brazil (7.5 million, excluding Telemig’s customer base), Mexico (2.8 million), Peru (2.5 million) and Germany (1.7 million).
Retail broadband internet accesses grew 20.9% in the year to 12.5 million, driven by growing take-up of bundled voice, ADSL and pay TV (so-called triple play) packages. In fact, in Spain over 85% of retail broadband accesses are bundled as part of some kind of dual or triple play package, while in Latin America the weight of bundles is growing rapidly, with 49% of retail broadband accesses bundled into dual or triple play packages.
In 2008, retail broadband internet accesses climbed 13.7% in Spain (to 5.2 million), 20.5% in Latin America (to 6.1 million) and 72.9% in Europe (to 1.2 million).
Lastly, pay TV accesses increased 29.7% to 2.3 million, driven by higher penetration in the markets where this service is available, which at the end of 2008 included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 2,700 million euros in 2008. Highlights of the 2008 income statement include:
•
Growth in revenue from operations thanks to the management support services contracts signed with the subsidiaries overseeing the business in Spain, Europe and Latin America. In addition, contracts were signed entailing royalties for use of the Telefónica brand with most of the Group companies. The 2008 income statement included 25 million euros of revenue from management support services and 274 million euros from royalties for use of the brand.

•	Net finance revenue totaled 929 million euros. This figure mainly entailed two items:
•	Dividends received from Group companies, of which the largest came from Telefónica de España, S.A.U (4,002 million euros) and Telefónica Móviles de España (2,486 million euros).
•
On the negative side were impairment losses recognized on investments in group companies and associates, mainly for Telefónica O2 Holding, Ltd. (3,769 million euros), Telco, S.p.A. (233 million euros) and Portugal Telecom (178 million euros).

Investment activity
In 2008, Telefónica, S.A. carried out the following capital increases in subsidiaries:
•	Successive capital increases at Telefónica O2 Europe, Ltd. for a total amount of 224 million euros.
•	Capital increase at Telefónica Móviles Colombia, S.A. for 155 million euros.
On May 9, 2008, Telefónica, S.A. announced its decision to accept the takeover bid launched by Promotora de Informaciones, S.A. (“PRISA”) for Sogecable, S.A. This disposal added 11 million euros to the company’s income statement.
Investments classified as available for sale declined by 273 million euros in 2008 due to falls in the share prices of Banco Bilbao Vizcaya Argentaria, S.A., Amper, S.A. and Zon Multimedia Serviços de Telecomunicaçoes e Multimedia, SGPS, S.A. The after-tax impact has a balancing entry in “Equity — Net unrealized gains (losses) reserve.”
As described in Note 2, “Issues relating to the transition to new accounting principles”, as of January 1, 2008 the Company measured its investments in group companies in accordance with the PGC 2007. In keeping with these principles, the shareholdings were remeasured at the end of 2008, leading to the recognition of impairment losses in some cases. As indicated in Note 2, these impairment losses were included in the financial result.

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica remains firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. Through the introduction of new technologies and the development of new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.
Telefónica has developed an open innovation model for the management of technology innovation that helps to improve the application of the results of technical research in the commercial services, focusing on certain applied research activities aligned with Telefónica’s strategy. This model fosters open innovation initiatives such as the creation of a venture capital fund, business collaboration forums, etc. It also promotes the use of knowledge developed at technology centers, universities and start-ups, for example, and encourages innovation in collaboration with other agents that will become “technology partners”, including customers, universities, public administrations, suppliers, content providers and other companies.
We believe that we cannot rely solely on acquired technology in our quest to differentiate our products from those of our competitors and to improve our market positioning. We also believe that it is important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities. Our R&D policy is designed to:
•	develop new products and services in order to win market share;
•	boost customer loyalty;
•	drive revenue growth;
•	enhance management;
•	improve business practices, and
•	increase the quality of our infrastructure services to improve customer service and reduce costs.
In 2008, the technological innovation projects undertaken were focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership. Our technological innovation activities were closely integrated, specially in our strategy of creating value through broadband, IP networks, wireless communication networks and new generation fiber optic networks.
In addition, projects were undertaken to promote the information society, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These lines of initiative, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
In 2008, we developed new operational and business support systems and improved existing systems.

FINANCING
Telefónica, S.A. guaranteed the issue held on June 12, 2008 of 1,250 million euros of bonds falling due on June 12, 2013 by Telefónica Emisiones, S.A.U. This issue was made under the terms and conditions established in Telefónica Emisiones, S.A.U.’s European Medium Term Note (EMTN) program registered on July 8, 2005 with the London Stock Exchange.

TRANSACTIONS WITH TREASURY SHARES
Under the former accounting principles, treasury shares were recognized as an asset in the company’s balance sheet at cost, less a provision for any difference between the carrying amount of the shares and cost.
Under the new accounting principles, treasury shares are recognized in “Treasury shares and own equity instruments,” with the cost deducted from equity. The amount of the provision above has been reversed against the reserve allocated, leading to an increase in the share premium of 843 million euros in the opening balance sheet.
At December 31, 2008, Telefónica, S.A. held the following treasury shares:

		Euros per share		Market
	No. of shares	Acquisition	Trading price	value (1)%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

(1)	Millions of euros
The movement in treasury shares of Telefónica, S.A. in 2008 is as follows:

No. of shares
Treasury shares at 12/31/07	64,471,368
Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

The amount paid to acquire own equity instruments in 2008 was 2,225 million euros. Meanwhile, sales of treasury shares during the year amounted to 1 million euros. At December 31, 2008, the Company held put options on 6 million treasury shares.

RISKS AND UNCERTAINTIES FACING THE COMPANY
Business risks
a) Highly competitive markets. The Telefónica Group operates in highly competitive markets. Accordingly, its business is conditioned by the actions of its competitors in these markets. In addition, some of these competitors (and other potential competitors could also) enjoy competitive advantages in certain markets.
b) Highly regulated markets. As a multinational telecommunications company with a presence in numerous regulated national markets, it is subject to the various laws and regulations of the countries in which it offers its services. Moreover, the Company’s activities are subject to strict regulations in many of the countries and market segments in which it operates, notably in relation to its fixed telephony businesses.
c) Services are provided under permits, licenses or concessions. Most of the Telefónica Group’s operators provide their services under licenses, permits or concessions granted by the governments of the countries where they operate. In addition, renewal of these licenses, permits and concessions, as well as the terms and conditions for their renewal, can be directly influenced by political or regulatory factors.
d) Markets subject to constant technological development, which requires a constant ability to anticipate and adapt to, sufficiently in advance, changing technology.
e) Limitations on spectrum capacity could curtail growth. The Group’s mobile telephony businesses in some countries could be curtailed by the Company’s chances of securing additional spectrum capacity.
f) Supplier issues. The Telefónica Group depends on a reduced number of large suppliers of essential products and services, essentially in network infrastructure and mobile devices.
g) Risks associated with unforeseen network interruptions. Unforeseen network interruptions due to system failure, accidental or otherwise, or hardware or software issues that affect the quality or interrupt the supply of our services could lead to unsatisfied customers, lower revenue and traffic, costly repair work and ultimately could damage the Group’s reputation.
h) Certain studies suggest that electromagnetic radio emissions are harmful.
i) Risk of asset impairment. Each year, or more often as circumstances dictate, the Telefónica Group assesses the fair value of each of its assets and subsidiaries to determine whether their carrying amount can be recovered through projected cash flows; in some instances these cash flow projections include forecast synergies built into their acquisition cost.
Group related risks
a) Country risk (investments in Latin America). The Group’s investments and operations in Latin America (including revenue generated by them, their fair value, dividends and management fees) could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk.”

b) Management of foreign currency and interest rate risk. The Group is exposed to diverse market risks in the ordinary course of its business, including risks associated with exposure to changes in interest or exchange rates, counterparty risk in treasury operations (cash and cash equivalents) as well in certain structured financing transactions.
c) Current global economic situation. The current economic situation, and prevailing uncertainty regarding the outlook for the global economy, could have an adverse impact on demand from existing and potential customers to the extent that our services would no longer be essential for them.
d) Dependence on external sources of financing. The development of the services marketed by the Group and the operation, expansion and upgrade of its networks requires significant amounts of financing. In addition, the Group’s need for liquidity and capital could increase if it were to participate in new license tenders in the fixed or mobile telephony businesses or if it were to make new acquisitions.
e) Risks associated with relationships with venturers. The mobile business in Brazil is held through a 50/50 “joint venture”, Brasilcel, N.V., jointly controlled by Telefónica and Portugal Telecom, S.G.P.S., S.A. (“Portugal Telecom”). As it does not control this joint venture, the Company does not have exclusive control over this company’s operations, giving rise to inherent risk that in the event of conflict with its partner in the venture, management or performance of the business could be hampered.
Other risks
Litigation and other legal proceedings

BUSINESS OUTLOOK
Telefónica is an integrated and diversified telecommunications company which offers a broad range of services, primarily in Spain, Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. In addition, the investments in China Unicom and Telecom Italia open the door to strategic alliances that reinforce its competitive positioning, scale and productivity.
Telefónica is starting from a strong competitive position in its operating markets. Given prevailing uncertainty, the Company plans to defend or shore up its position by focusing with even greater intensity on satisfying its customers’ needs. Telefónica will tap growth opportunities such as the scope to further develop both its fixed and mobile broadband businesses, additional connectivity-driven services, IT services and knock-on businesses. The Group will lead the sector forward by anticipating market trends as we move into the new digital era.
Telefónica will continue to transform its operating model to raise productivity and exploit the synergies deriving from approaching the business, and its processes and technologies, as an integrated operator, maintaining a regional focus in order to ensure the transformation is as seamless as possible. Meanwhile, Telefónica will remain firmly committed to technological innovation as a core tool for generating sustainable competitive advantages, anticipating market trends and setting its products apart from the crowd. By introducing new technologies and developing new products and business processes, Telefónica strives to make the Group more efficient and customer-oriented.
In Spain, Telefónica will continue to step up its marketing efforts, focusing on the provision of higher quality services, increasing productivity in its sales channels and further upgrading its networks in order to increase customer satisfaction and stretch further ahead of its competitors. By segmenting its customer propositions, Telefónica will seek to strengthen ties with its customers, developing new sales formulae and more effective ways of bundling services, focusing strategically on growth opportunities in broadband, fixed and wireless. Efficiency will play a leading part in all aspects of the business, both commercial and operational, including systems, networks and processes.
In Latin America, Telefónica’s strategy is based on a regional model which taps into growth opportunities and leverages economies of scale without losing sight of the local customer relationship. The mobile business will continue to play a key role as regional growth engine. To this end, Telefónica will continue to add network capacity and extend coverage, hone its distribution network and boost customer retention policies. In the fixed line business, the focus will be to increase broadband speed and extend the range of bundled services. Global, regional and local projects will be implemented to raise operating and commercial efficiency and to unlock synergies.
In the European business, the company will remain customer-driven, offering the best value proposition and boosting mobile and fixed broadband in order to keep customer satisfaction above that of our competitors. Various initiatives will be put in place to improve operating efficiency at these businesses.
In short, Telefónica will continue to fine-tune its operating model to make it more productive and to unlock the synergies deriving from approaching the business and its processes and technologies as an integrated operator, maintaining unwavering commitment to technological innovation and reinforcing its competitive positioning by becoming even more customer fixated.

EVENTS AFTER THE BALANCE SHEET DATE
The following events regarding the Group took place between the balance sheet date and the date of preparation of the accompanying financial statements:
At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. evaluated and passed a resolution to change the amount of the dividend to be paid and charged to 2009 profit to 1.15 euros per share. The proposal for adoption of the related corporate resolutions will be made in due time.
At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose to the Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.
On February 3, 2009, Telefónica, S.A., through its Telefónica Emisiones, S.A.U. subsidiary, issued 2,000 million euros worth of bonds (notes) in the euromarket underwritten by Telefónica, S.A., as part of its Guaranteed Euro Medium Term Note Program (EMTN program), registered with the Financial Services Authority (FSA) of London on July 3, 2008. The five-year notes have an annual coupon of 5.431% and were issued at par (100%).
On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.
On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating, and changed the outlook to positive from stable, reflecting Moody’s expectation that, going forward, Telefónica would sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.
After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. At the date of approval of these financial statements, the Telefónica Group still owes 151.7 million euros in this respect.

DISCLOSURES REQUIRED UNDER ARTICLE 116.BIS OF THE SPANISH
SECURITIES MARKET LAW
Disclosures required under Article 116.bis of the Spanish Securities Market Law:
a.- Capital structure.
At December 31, 2008, the share capital of Telefónica was 4,704,996,485 euros, represented by 4,704,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges. In the first quarter of 2008, Telefónica’s shares were effectively delisted from the Paris and Frankfurt stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2008, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007, of October 19, implementing the Spanish Securities Markets Law 24/1998, of July 28, as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union”:

	Total		Direct shareholding		Indirect holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	5,170	243,263,872	5.170	243,243,144	0.000	20,728
la Caixa (2)	5,013	235,880,793	0.003	160,312	5.010	235,720,481

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2008 Annual Report on Corporate Governance at December 31, 2008.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2008 for the 2008 Annual Report on Corporate Governance. The 5.010% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
Telefónica has received no communication notifying the existence of shareholder pacts that affect the exercise of voting rights at Shareholders’ Meetings or that impose restrictions or conditions on the free transfer of Telefónica shares.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.
Appointment, reappointment and ratification.
Telefónica’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.

In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in discharge of their duties during their period in office.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the General Shareholders’ Meeting with the majorities stated in Article 103 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary General Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of April 22, 2008, the Board of Directors was authorized, in accordance with articles 75 of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed five per cent of the share capital at the time of acquisition.

h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director or director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED COMPANIES
ISSUER’S IDENTIFICATION DETAILS
DATE OF FINANCIAL YEAR ENDED 31/12/08
TAX ID CODE:
A28015865
Company Name: TELEFÓNICA, S.A.

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES
For a full understanding of this model and the subsequent drafting of the report, please read the instructions for its completion provided at the end of this report.
A	SHAREHOLDING STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of latest			Number of voting
change	Share capital (€)	No. of shares	rights
07/18/08	4,704,996,485.00	4,704,996,485	4,704,996,485
Please state whether there are different classes of shares, with different associated rights:
No
A.2	Please list the direct and indirect holders of significant shareholdings in your organization at financial year end, excluding members of its Board of Directors:

Name or company	Number of direct	Number of indirect voting	% of total voting
name of shareholder	voting rights	rights (*)	rights
Banco Bilbao Vizcaya Argentaria, S.A.	243,243,144	20,728	5.170
Caja de Ahorros y	160,312	235,720,481	5.013
Pensiones de Barcelona, “la Caixa”

	Through: name or
Name or company name	company name of	Number of direct	% of total voting
of indirect shareholder	direct shareholder	voting rights	rights
Banco Bilbao Vizcaya	BBVA Seguros, S.A.	20,728	0.000
Argentaria, S.A.	de Seguros y
	Reaseguros
Caja de Ahorros y	Criteria CaixaCorp,	235,720,481	5.010
Pensiones de	S.A.
Barcelona, “la Caixa”

Please state the most significant movements in the shareholding structure during the financial year:

A.3	Please fill in the following tables regarding members of the Board of Directors of the company who hold voting rights on company shares:

Name or company	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
César Alierta Izuel	3,837,003	78,000	0.083
Isidro Fainé Casas	311,966	0	0.007
Vitalino Manuel Nafría Aznar	11,300	0	0.000
Julio Linares López	185,922	1,840	0.004
Alfonso Ferrari Herrero	569,563	20,800	0.013
Antonio Massanell Lavilla	2,274	0	0.000
Carlos Colomer Casellas	564	63,190	0.001
David Arculus	10,500	0	0.000
Francisco Javier de Paz Mancho	1,000	0	0.000
Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
José María Abril Pérez	300	18,402	0.000
José María Álvarez-Pallete López	134,481	1,036	0.003
Luiz Fernando Furlán	100	0	0.000
María Eva Castillo Sanz	58,450	0	0.001
Pablo Isla Álvarez de Tejera	8,601	0	0.000
Peter Erskine	69,259	0	0.001

	Through: Name or	Number of
Name or company name of	company name of direct	direct voting	% of total voting
indirect shareholder	shareholder	rights	rights
César Alierta Izuel	Grupo Arce de Inversiones, S.A. SICAV	78,000	0.002

Julio Linares López	Judbem de Inversiones, S.A. SICAV	1,700	0.000

Julio Linares López	María Jesús Romaña Pescador	140	0.000

Gonzalo Hinojosa Fernández de Angulo	Eletres, S.L.	436,000	0.009

Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	49,920	0.001

José María Álvarez-Pallete López	Alvaro Álvarez-Pallete Samaniego	302	0.000

Carlos Colomer Casellas	Inversiones Mobiliarias Urquiola S.A. SICAV	13,270	0.000

Alfonso Ferrari Herrero	Inversiones Singladura, S.A. SICAV	20,800	0.000

José María Álvarez-Pallete López	José María Álvarez-Pallete Samaniego	432	0.000

José María Abril Pérez	María Teresa Arandia Urigüen	18,402	0.000

José María Álvarez-Pallete López	Purificación Samaniego Linares	302	0.000

Total % of voting rights held by the Board of Directors	0.126
Please fill in the following tables regarding members of the Board of Directors of the company holding company share options:

	Number of direct			% of total
Name or company	share option	Number of indirect	Equivalent number	voting
name of director	rights	share option rights	of shares	rights
César Alierta Izuel	394,240	0	394,240	0.008
César Alierta Izuel 2	10,200,000	0	0	0.217
Julio Linares López	224,375	0	224,375	0.005
Alfonso Ferrari Herrero	485,000	0	0	0.010
José María Álvarez-Pallete López	183,202	0	183,202	0.004

A.4
Where applicable, please state any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:

A.5
Where applicable, please state any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group, unless of little relevance or ensuing from ordinary trading or exchange:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Joint shareholding with Telefónica, S.A. in Mobipay Internacional, S.A.
A.6
Please indicate any shareholders’ agreements reported to the company subject to article 112 of the Securities Market Law. Please provide a brief description of the agreement and list the shareholders involved:

No
Please indicate any concerted actions among company shareholders of which the company is aware. If any, please provide a brief description:
No
Please state explicitly any change in or break-up of said concerted actions or agreements that has taken place during the financial year:
A.7	Please state whether there is any person or organization that exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law. If so, please specify:
No

A.8	Please fill in the following tables regarding the company’s treasury stock:
At financial year end:

Number of shares held	Number of shares held indirectly
directly	(*)	Total % of share capital
125,561,011	0	2.669

(*)	Through:

Total:	0
Please list any significant variations that may have occurred during the financial year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	Total % of share capital
03/17/08	48,842,100	0	1.016
07/17/08	48,824,503	0	1.014
11/03/08	49,626,522	0	1.057

Gain / (Loss) from sale of treasury stock during the period (thousands €)	83
A.9.	Please detail the conditions and effective term of any authorization(s) conferred by the General Shareholder’s Meeting to the Board of Directors to purchase and/or transfer treasury stock.
The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on 22 April 2008 solved to renew the authorization granted by the GSM of 21 June 2006, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:
“To authorize, as set forth in Articles 75 and following, and in the additional provision one, section 2, of the current Spanish Companies Law (LSA for its acronym in Spanish), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. — either directly or through any of the subsidiary companies of which it is the controlling company — of fully paid treasury stock, through a purchase-sale transaction or for any other legal valuable consideration.
The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorization is granted for a period of 18 months, as from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorization, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are listed.
It is expressly noted that the authorization granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of shares of Telefónica, S.A. which the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of them having exercised their option rights, within the framework of the remuneration systems linked to the market value of the company shares, duly approved.
To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included herein, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.
The unexecuted part of the resolution adopted by the Company’s Ordinary General Shareholders’ Meeting of May 10, 2007, in relation to point V of the Agenda of this same Meeting, shall remain null and void.”
A.10	Please indicate any restrictions under law or the company bylaws regarding the exercise of voting rights and any legal restrictions regarding the acquisition and/or transfer of company stock.
Indicate any legal restrictions on exercising voting rights:
No

Maximum percentage of voting rights a shareholder may exercise by legal restriction	0

Please state whether they are any restrictions in the company bylaws with regard to the exercise of voting rights:
Yes

Maximum percentage of voting rights a shareholder may exercise, according to restrictions established in the Company’s bylaws.	10.000
Description of legal and company bylaws’ restrictions regarding the exercise of voting rights
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Please state whether there are any legal restrictions regarding the acquisition or transfer of company stock:
No
A.11	Please state whether the General Shareholders’ Meeting has agreed to adopt measures to neutralize a public purchase offer by virtue of Law 6/2007.
No

If so, please explain the measures approved and the terms of inefficiency of the restrictions:
B	STRUCTURE OF CORPORATE ADMINISTRATION
B.1	Board of Directors
B.1.1	Detail the maximum and minimum number of directorships established under the bylaws

Maximum number of directors	20

Minimum number of directors	5
B.1.2	Complete the following table with the Board members:

Name or company name	Represented	Position on the	Date of first	Date of last	Election
of director	by	Board	appointment	appointment	procedure
César Alierta Izuel	—	Chairman	01/29/97	05/10/07	Vote at General Shareholders’ Meeting

Isidro Fainé Casas	—	Vice Chairman	01/26/94	06/21/06	Vote at General Shareholders’ Meeting

Vitalino Manuel Nafría Aznar	—	Vice Chairman	12/21/05	06/21/06	Vote at General Shareholders’ Meeting

Julio Linares López	—	Chief Operating Officer	12/21/05	06/21/06	Vote at General Shareholders’ Meeting

Alfonso Ferrari Herrero	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting

Antonio Massanell Lavilla	—	Director	04/21/95	06/21/06	Vote at General Shareholders’ Meeting

Carlos Colomer Casellas	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting

David Arculus	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting

Francisco Javier de Paz Mancho	—	Director	12/19/07	04/22/08	Vote at General Shareholders’ Meeting

Gonzalo Hinojosa Fernández de Angulo	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting

José Fernando de Almansa Moreno—Barreda	—	Director	02/26/03	04/22/08	Vote at General Shareholders’ Meeting

Name or company name	Represented	Position on the	Date of first	Date of last	Election
of director	by	Board	appointment	appointment	procedure
José María Abril Pérez	—	Director	07/25/07	04/22/08	Vote at General Shareholders’ Meeting

José María Álvarez—Pallete López	—	Director	07/26/06	05/10/07	Vote at General Shareholders’ Meeting

Luiz Fernando Furlán	—	Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting

María Eva Castillo Sanz		Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting

Pablo Isla Álvarez de Tejera	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting

Peter Erskine	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting

Total Number of Directors	17
Please indicate any members who have left the Board during this period:

Name or company name of	Type of directorship at time of	Date of
director	leaving	leaving
Manuel Pizarro Moreno	Independent	01/23/08
Antonio Viana-Baptista	Executive	01/23/08
B.1.3	Fill in the following tables regarding the Board members and their different directorships:
EXECUTIVE DIRECTORS

Name or company name of	Committee proposing	Post held in the
director	appointment	company
César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman

Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (COO)

José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	General Manager of Telefónica Latinoamérica

Total number of executive directors	3

% of total number of members of Board	17.647

EXTERNAL PROPRIETARY DIRECTORS

Name or company
name of significant
shareholder
represented or who
Name or company name of	Committee proposing	proposed the
director	appointment	appointment
Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa

Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa

José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4

% of the Board	23.529
EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.

Carlos Colomer Casellas	Economics Degree. Chairman of the Colomer Group.

David Arculus	Engineering and Economics Degree. Director of Telefónica Europe, Plc. and Pearson, Plc. Chairman of the Royal Institution of Great Britain.

Francisco Javier de Paz Mancho	Information and Advertising Degree. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.

Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.

Luiz Fernando Furlán	Degrees in Chemical Engineering and Business Administration, specializing in Financial Administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

María Eva Castillo Sanz	Degrees in Business, Economics and Law. Head of Merrill Lynch’s Global Wealth Management business operations in Europe, the Middle East, & Africa.

Pablo Isla Álvarez de Tejera	Law Degree. Member of the Body of State Lawyers (on leave of absence). First Vicechairman and CEO of Inditex, S.A.

Total number of independent directors	8

% of the Board	47.059
OTHER EXTERNAL DIRECTORS

Name or company name of director	Committee proposing appointment
José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee

Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2

% of the Board	11.765
List the reasons why they cannot be considered proprietary or independent and their relationship with the company, Board members or shareholders:

Company, director or
Name or company		shareholder with whom
name of director	Reasons	relationship is held
Peter Erskine	On 31 December 2007, Peter Erskine relinquished his executive functions in the Telefónica Group. Therefore his classification has been changed from Executive Director to Other External Director.	Telefónica, S.A.

José Fernando de Almansa Moreno-Barreda
Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on 26 February 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.
Alternate Director of BBVA Bancomer México, S.A. de C.V.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of Other External Directors, for the following reasons:

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never held an executive role.

• Until March 2008, he was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.

Please indicate any variations that have occurred in the type of directorship held by each director during the period:

Name or company name
of director	Date of change	Previous type	Current type
Peter Erskine	12/31/07	Executive	Other External
B.1.4	Please explain, if applicable, the reasons why proprietary directors have been appointed at the request of shareholders whose stake is less than 5% of the share capital:
Please indicate whether any formal requests for inclusion in the Board from other shareholders with a stake the same or larger than the others at whose requests proprietary directors have been appointed, have been dismissed. If so, please explain the reasons why the requests have been dismissed:
No
B.1.5
Please indicate whether any director has left his/her position on the board before the end of his/her mandate, whether he/she explained their reasons to the Board, and by which means, and in the case that the explanation was provided in writing to all the Board, please explain below, at least the reasons given by the director:

Yes

Name of director	Reason for leaving
Antonio Viana-Baptista	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.

Manuel Pizarro Moreno	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.
B.1.6	Indicate, if applicable, any powers delegated to the Managing Director(s):
•	César Alierta Izuel — Executive Chairman (Chief Executive Officer):
The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company By-Laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.
Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) the general policies and strategies of the Company; (ii) the evaluation of the Board, its Committees and its Chairman; (iii) the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and (iv) strategic investments.
•	Julio Linares López — Chief Operating Officer:
The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company By-Laws or by the Regulations of the Board of Directors.

B.1.7	Identify any board members holding senior management or directorships in other companies belonging to the listed company’s group:

Name or company name of	Corporate name of the group
director	company	Position
Julio Linares López	Telefónica de España, S.A.U.	Director

	Telefónica Europe, Plc.	Director

	Telefónica Móviles España, S.A.U.	Director

Alfonso Ferrari Herrero	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director

	Telefónica del Perú, S.A.A.	Director

	Telefónica Internacional, S.A.U.	Director

	Telefónica Móviles Chile, S.A.	Director

David Arculus	Telefónica Europe, Plc.	Director

Francisco Javier de Paz Mancho	Atento Holding, Inversiones y Teleservicios, S.A.	Non-executive Chairman

	Telecomunicaçoes de Sao Paulo, S.A.	Director

	Telefónica de Argentina, S.A.	Director

	Telefónica Internacional, S.A.U.	Director

José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director

	Telefónica de Argentina, S.A.	Director

	Telefónica del Perú, S.A.A.	Director

	Telefónica Internacional, S.A.U.	Director

	Telefónica Móviles México, S.A. de C.V.	Director

José María Álvarez-Pallete López	Brasilcel, N.V.	Chairman of Supervisory Board

	Colombia Telecomunicaciones, S.A. ESP	Director

	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director

	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman

	Telefónica DataCorp, S.A.U.	Director

	Telefónica de Argentina, S.A.	Acting Director

	Telefónica del Perú, S.A.A.	Director

	Telefónica Internacional Chile, S.A.	Director

	Telefónica Internacional, S.A.U.	Executive Chairman

	Telefónica Larga Distancia de Puerto Rico, Inc.	Director

	Telefónica Móviles Chile, S.A.	Acting Director

	Telefónica Móviles Colombia, S.A.	Acting Director

	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman

	Telefónica USA, Inc.	Director

Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director

Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8
List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:

Name or company name of	Company name of listed
director	company	Position
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director

	Abertis Infraestructuras, S.A.	Chairman

	Repsol YPF, S.A.	2nd Vice Chairman

Carlos Colomer Casellas	Indo Internacional, S.A.	Director

	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman

	Ahorro Bursátil, S.A. SICAV	Chairman

Gonzalo Hinojosa Fernández de Angulo	Dinamia Capital Privado, S.A., SCR	Director

Pablo Isla Alvarez de Tejera	Inditex, S.A.	Vice Chairman-Chief Executive Officer

B.1.9	Please indicate whether, and if so, explain, the company has established rules regarding the number of Boards its directors can belong to:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In accordance with recommendation number 8 of the Unified Code, please indicate the general policies and strategies of the company which must be approved by the Board in full:

The investment and financing policy	Yes

The definition of the structure of the group of companies	Yes

The corporate governance policy	Yes

The corporate social responsibility policy	Yes

The strategic or business Plan, as well as the management aims and annual budgets	Yes

The remuneration policy and performance assessment of senior management	Yes

The policy of risk management and control, as well as the periodic monitoring of the internal information and control systems	Yes

Policy on dividends, treasury and, specifically, on the limits to apply.	Yes
B.1.11	Please fill in the following tables regarding the accrued aggregate remuneration of Directors during the financial year:
a)	In the company subject of this report:

Remuneration item	Thousand euros
Fixed remuneration	8,298
Variable remuneration	6,409
Attendance fees	215
Token Payments	0
Stock options and/or other financial instruments	0
Other	1,602

TOTAL:	16,524

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	18
Pension Plans and Funds: Commitments	0
Life Insurance premiums	59
Guarantees constituted by the company in favor of directors	0

b)	For belonging to other Boards of Directors and/or senior management of group companies:

Remuneration item	Thousand euros
Fixed remuneration	2,678
Variable remuneration	1,477
Attendance fees	0
Token Payments	0
Stock options and/or other financial instruments	0
Other	353

TOTAL	4,508

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	7
Pension Plans and Funds: Commitments	0
Life Insurance premiums	12
Guarantees constituted by the company in favor of directors	0
c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	12,698	3,264
External Proprietary	1,201	0
External Independent	2,128	760
Other external	497	484

Total	16,524	4,508

d)	With regard to the profit attributed to the controlling company:

Total directors’ remuneration (thousand euros)	21,032

Total directors’ remuneration/benefits attributed to the controlling company (in %)	0.3

B.1.12	Please identify the members of senior management who are not also executive directors and indicate total remuneration accruing to them during the year:

Name or company name	Position
Santiago Fernández Valbuena	General Manager of Finance and Corporate Development
Luis Abril Pérez	Technical General Secretary to the Chairman
Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Calixto Ríos Pérez	Internal Auditing Manager
Guillermo Ansaldo Lutz	General Manager Telefónica España
Matthew Key	General Manager Telefónica España

Total remuneration of senior management (thousand euros)	14,135
B.1.13
Identify in aggregate terms any guarantees or “golden parachute” clauses in case of dismissal or changes in control benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorizing the clauses	Yes	No

Is the General Shareholders’ Meeting informed of these clauses?	Yes
B.1.14	Indicate the process for establishing board members’ remuneration and any relevant clauses in the Bylaws.

Process for establishing board members’ remuneration and any relevant clauses in the By-laws
In accordance with Article 28 of the By-Laws, Directors’ compensation shall consist of a fixed and specific monthly remuneration and of fees for attending meetings of the Board of Directors and the executive and advisory Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on 11 April 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.
The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the By-Laws and following a report of the Nominating, Compensation and Corporate Governance Committee.
In accordance with Article 5 of this same regulatory text, the Board of Directors expressly reserves the power to approve both the Directors’ compensation policy and the decisions related thereof.
The Nominating, Compensation and Corporate Governance Committee has the following competencies (Article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such remuneration as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.
Please state whether the Board in full has reserved the right to approve the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their termination clauses.	Yes

Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and the approval of their contracts.	Yes
B.1.15	Please state whether the Board of Directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:
Yes

Amount of fixed remuneration items, with breakdown, if applicable of allowances for belonging to the Board and its Committees and an estimate of the resulting fixed annual remuneration	Yes

Variable remuneration items	Yes

Main characteristics of the benefits system, with an estimate of their amount or equivalent annual cost.	Yes

Conditions that must be respected in contracts of those who exercise senior management functions as executive directors	Yes

B.1.16
Please state whether the Board puts to vote at the General Shareholders’ Meeting, as a separate point in the order of the day, and for consultation purposes, a report on the board member remuneration policies. If applicable, explain the aspects of the report with regard to the remuneration policy approved by the Board for future years, the most significant changes of said policies with regard to that applied during this financial year and a global summary of how the remuneration policy was applied during the financial year. Please provide details of the role played by the Compensation Committee and, if external advice was sought, the identity of the external consultants who provided said advice:

No
Role played by Compensation Committee
•	To propose to the Board of Directors, in the framework established in the Company By-Laws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Aims of remuneration policy.

•	Detailed structure of remuneration.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic conditions of contracts of Executive Directors.

•	Remuneration performance.

•	Process of drawing up remuneration policy.

Was external advice sought?	Yes

Identify the external consultants	Towers Perrin

B.1.17
Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:

Name or company name of	Company name of significant
director	shareholder	Position
Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa” Director of Criteria CaixaCorp, S.A.

Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Boursorama, S.A.

Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa"

Director of Caixa Capital Risc, S.G.E.C.R., S.A.

Executive Chairman of Serveis Informátics la Caixa, S.A. (SIIK)

Director of e-la Caixa 1, S.A.

Director of Espacio Pyme, S.A.

Director of Port Aventura, S.A.

José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.
Please detail, if applicable, any relevant relationships other than those mentioned in the previous paragraph, of the members of the Board of Directors whereby they are related with significant shareholders and/or companies of the group:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Vitalino Manuel	Banco Bilbao Vizcaya	Early retirement. Formerly
Nafría Aznar	Argentaria, S.A.	Retail Banking Manager for
Spain and Portugal.

José María Abril Pérez	Banco Bilbao Vizcaya	Early retirement. Formerly
	Argentaria, S.A.	Wholesale and Investment
Banking Manager.

B.1.18	Please indicate whether there have been any changes to the Board regulations during the financial year:
Yes
Description of changes
The Board of Directors, at its meeting held on February 27, 2008, approved a new amendment of the Regulations of the Board of Directors, which affects only the composition of the Board Committees listed below. Specifically, it affects, the maximum number of Directors each may contain. In all cases the minimum number of Directors necessary for each Committee is three, and it is a requirement that a majority of them are external Directors.
•	Regulation Committee (Article 23)

•	Human Resources and Corporate Reputation and Responsibility Committee (Article 24)

•	Service Quality and Customer Service Committee (Article 25)

•	International Affairs Committee (Article 26)
Them main justification for this change is the need to provide the Board of Directors with more flexibility as regards the maximum number of members that should form part of each of the Committees at any given time, being able to establish the composition of the committees in the manner it deems most convenient, on the basis of the powers and duties assigned to each of them.
These modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on April 2, 2008.
B.1.19	Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.
Appointment
Telefónica’s By-Laws establish that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Companies Law and in the Company By-Laws, fill vacant positions temporarily by interim appointment.
It is only on certain occasions that the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favorable report from the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal.
Thus, in accordance with the duties assigned to the Nominating, Compensation and Corporate Governance Committee, it should report, with objectivity and in line with social interests, the proposals for nominating, re-electing and removal of Company Directors, assessing the necessary competencies, knowledge and experience of the candidates to cover the vacancies.
In line with the provisions of the Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors.. In addition, the Board shall ensure that the total number of independent Directors represents at least one-third of the total number of members of the Board.
Likewise, the type of directorship of each Director will be explained by the Board of Directors before the General Shareholders’ Meeting that must carry out or ratify their appointment. The type of directorship will be revised on an annual basis by the Board, subsequent to the verification by the Nominating, Compensation and Corporate Governance Committee, providing information of this in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors shall serve in their position for a period of five years. They may be re-elected one or more times to terms of the same duration.
As with proposals for appointment, proposals for re-election of Directors must be preceded by the relevant favorable report issued by the Nominating, Compensation and Corporate Governance Committee, and, in the case of independent Directors, by the corresponding proposal.

Assessment
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.
Removal
Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved by the General Shareholders’ Meeting, in the exercise of the powers granted to this body by law.
The Board of Directors will not propose the removal of any independent Director before the established period for which they were nominated has been completed, save in cases of fair cause, as judged by the Board subsequent to a report by the Nominating, Compensation and Corporate Governance Committee. In particular, it will be deemed that there is fair cause when the Director has failed to comply with the duties inherent to their post.
The removal of independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the company’s capital structure.
B.1.20	Indicate under what circumstances directors are obliged to resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
e)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

f)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

g)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

h)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
The conditions listed above under Recommendation B.1.19 “Removal” must also be taken into consideration.
B.1.21	Explain whether the duties of the chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person:
Yes
Measures to limit risks
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Julio Linares López Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Please indicate and, if applicable, explain, whether regulations have been established enabling one of the independent directors to request that a Board Meeting be called or to include new points in the order of the day, to coordinate and reflect the concerns of external directors and direct the assessment by the Board of Directors
No

B.1.22	Are qualified majorities other than those established by law, required for certain decisions?
No
Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:
Adoption of resolutions

Description of resolution	Quorum	Type of Majority
All resolutions	Personal or proxy attendance of one half plus one of all Directors.	Resolutions shall in all cases be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company By-Laws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.
B.1.23	Explain whether there are other requirements, other than those for Directors, for being appointed Chairman.
Yes

Description of requirements
In order for a Director to be appointed Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, this requirement shall not be applicable if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Please indicate whether the Company Bylaws or the Board regulations establish an age limit for Directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for Directors
0	0	0
B.1.26	Please indicate whether the Company Bylaws or the Board Regulations establish a limit on the term of office of independent Directors:
No

Maximum number of years in office	0
B.1.27	When women directors are few or non existent, state the reasons for this situation and the measures taken to correct it.

Explanation of reasons and measures
The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Specifically, please indicate whether the Nominating and Compensation Committee has established procedures to ensure that the selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates that meet the required profile:
Yes
Description of the main procedures
Article 10.3 of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company.

B.1.28	Indicate whether there are formal processes for proxy voting in the Board of Directors. If so, please describe briefly.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as the extent practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
B.1.29	Indicate the number of meetings held by the Board of Directors during the financial year. Likewise, indicate the number of times, if any, the Board has met in the absence of its Chairman:

Number of Board meetings	11

Number of Board meetings held in the absence of its chairman	0
Indicate the number of Board Committees meetings held during the financial year:

Number of Executive or Delegated Commission meetings	18

Number of Audit Committee meetings	12

Number of Nominating and Compensation Committee meetings	9

Number of Nominating Committee meetings	0

Number of Remuneration Committee meetings	0
B.1.30	Please state the number of Board meetings held during the financial year in which all its members did not attend. Representatives sent without specific instructions count towards the final count:

Number of absences of board members during the year	1

% of absences with regard to total number of votes during the exercise	0.534

B.1.31	Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors for their approval:
No
Identify, if applicable, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to ensure the individual and consolidated accounts are not presented at the General Shareholders’ Meeting with qualifications in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.
In this regard, and in order to achieve this objective, the Audit and Control Committee’s work addresses the following basic questions:
1)	to know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2)
to ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team;

3)	to supervise the internal audit services; and, in particular:
a)	To ensure the independence and efficiency of the internal audit function

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information of its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held twelve (12) meetings in the course of 2008.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and at the Committee’s request, other members of the Company management team and that of its subsidiary companies have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and controlling areas, as well as those in charge of internal audits, are often convened to participate in these meetings. The members of the Committee have held separate meetings with each of these when it was deemed such a measure was necessary to closely monitor the preparation of the Company’s financial information.
Notwithstanding the above, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies..
B.1.33	Is the secretary of the Board a director?
No

B.1.34
Explain the procedures for the appointment and removal of the Secretary of the Board, stating whether their appointment and removal have been reported by the Nominating Committee and approved in full by the Board.

Procedure of appointment and removal
In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Nominating Committee notify the appointment?	Yes

Does the Nominating Committee notify the removal?	Yes

Does the Board in full approve the appointment?	Yes

Does the Board in full approve the removal?	Yes
Is the secretary of the Board responsible for safeguarding the good governance recommendations?
Yes
Comments
In any case, the Secretary of the Board shall attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the By-Laws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (Article 15 of the Regulations of the Board of Directors).
B.1.35	Please state the mechanisms, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall, through the Audit and Control Committee, establish a stable, professional relation with the Company’s Auditor, strictly respecting the independence thereof. Thus, one of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof”.
In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, where appropriate, appropriate terms of for the hiring thereof, the scope of its professional engagement and revocation or renewal of its appointment.
Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most relevant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.
In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the external Company Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardize independence of the Company Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with the legislation in effect.
B.1.36	Please state whether during the financial year, the Company has changed external auditor. Is so, please specify the incoming and outgoing auditors:
No

Outgoing Auditor	Incoming Auditor
In the case that there were discrepancies with the outgoing auditor, please explain the content of said discrepancies:
No
B.1.37
Please indicate whether the auditing firm does non-audit work for the company and/or its group. If so, state the fees it receives for such work and the percentage represented by such fees of the total fees invoices by the company and/or its group:

Yes

	Company	Group	Total
Amount from non-audit work (thousand euros)	0	14	14

Amount from non-audit work / total amount invoiced by the auditing firm (in %)	0	0.067	0.058
B.1.38
Indicate whether the audit report of the previous year’s annual accounts is qualified or has reservations. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

No

B.1.39
Please state how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. In addition, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

	Company	Group
Number of consecutive years	4	4

	Company	Group
Number of years audited by current auditing firm/number of years the company accounts have been audited (in %)	15.4	22.2
B.1.40
Please list the stock holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activities of the company and/or its group, and which have been reported to the company. In addition, list the posts or duties they hold in such companies:

	Corporate name of
Name or company name	the company in
of director	question	% share	Post or Duties
Isidro Fainé Casas	Abertis
	Infraestructuras, S.A.	0.002	Chairman

David Arculus	BT Group Plc.	0.000	—

	British Sky
	Broadcasting Group Plc.	0.000	—
B.1.41	Please indicate and, where appropriate, explain any procedures through which Directors may receive external advice:
Yes
Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. Such engagement must necessarily be related to specific problems of certain significance and complexity that arise in the performance of their duties.
The Chairman of the Company must be informed of the decision to retain such services, which shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:
Yes
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information - except in absolutely exceptional cases.
In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.
Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, Directors are sent the documentation relating to the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations handed to the Directors during the session itself.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and committee meetings to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors have the broadest powers to obtain information on any aspect of the Company, to examine its books, records, documents and other background information on corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43
Please state whether, and if so provide corresponding details, the company has established rules by which the directors must notify and, if applicable, resign in those cases in which they are at risk of damaging the good name and reputation of the company:

Yes
Explanation of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, Article 32. h) of the Regulations stipulates that Directors must report to the Board any circumstances related to them that might damage the credit and reputation of the Company as soon as possible.
B.1.44	Indicate whether any director has notified the company that he has been indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law:
Yes

Name of Director	Criminal proceedings	Comments
Summary Proceedings 7721/2002

César Alierta Izuel	Magistrate’s Court number 32 of Madrid
Please indicate whether the Board of Directors has analyzed the case. If the answer is yes, please explain in a reasoned manner the decision made with regard to whether or not the director should continue holding their post.
Yes

Decision adopted	Reasoned explanation
May continue	There have been no circumstances that merit the adoption of any action or decision to this regard.

B.2.	Board of Directors Committees
B.2.1	List of all Board of Directors Committees and their members:
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Director	Position	Type
Alfonso Ferrari Herrero	Chairman	Independent

Carlos Colomer Casellas	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent

Peter Erskine	Member	Other External
AUDIT AND CONTROL COMMITTEE

Director	Position	Type
Alfonso Ferrari Herrero	Member	Independent

Antonio Massanell Lavilla	Member	Proprietary

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary
HUMAN RESOURCES, CORPORATE REPUTATION AND RESPONSIBILITY COMMITTEE

Director	Position	Type
Francisco Javier de Paz Mancho	Chairman	Independent

Alfonso Ferrari Herrero	Member	Independent

Antonio Massanell Lavilla	Member	Proprietary

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary

REGULATION COMMITTEE

Director	Position	Type
Pablo Isla Álvarez de Tejera	Chairman	Independent

Alfonso Ferrari Herrero	Member	Independent

David Arculus	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

José Fernando de Almansa Moreno-Barreda	Member	Other External

Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Director	Position	Type
Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent

Antonio Massanell Lavilla	Member	Proprietary

Carlos Colomer Casellas	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent
INTERNATIONAL AFFAIRS COMMITTEE

Director	Position	Type
José Fernando de Almansa Moreno-Barreda	Chairman	Other External

Alfonso Ferrari Herrero	Member	Independent

David Arculus	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José María Abril Pérez	Member	Proprietary

Luiz Fernando Furlán	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary

EXECUTIVE COMMITTEE

Director	Position	Type
César Alierta Izuel	Chairman	Executive

Isidro Fainé Casas	Vice Chairman	Proprietary

Alfonso Ferrari Herrero	Member	Independent

Carlos Colomer Casellas	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José María Abril Pérez	Member	Proprietary

Julio Linares López	Member	Executive

Peter Erskine	Member	Other External
STRATEGIC COMMITTEE

Director	Position	Type
Peter Erskine	Chairman	Other External

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José Fernando de Almansa Moreno-Barreda	Member	Other External

María Eva Castillo Sanz	Member	Independent
INNOVATION COMMITTEE

Director	Position	Type
Carlos Colomer Casellas	Chairman	Independent

Antonio Massanell Lavilla	Member	Proprietary

Julio Linares López	Member	Executive

Pablo Isla Álvarez de Tejera	Member	Independent

Peter Erskine	Member	Other External

B.2.2	Please state whether any of the following duties are responsibility of the Audit Committee:

To supervise the process of preparation and the integrity of the financial information regarding the company and, if applicable, the group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and the correct application of the accounting criteria.
Yes

To periodically revise the internal control and risk management systems so that the main risks are identified, managed and notified correctly.	Yes

To safeguard the independence and efficacy of the internal auditing function; to propose the selection, appointment, re-election and removal of the head of internal auditing; to propose the budget of that service; to receive periodic information regarding its activities; and to verify that the senior management bears in mind the conclusions and recommendations of its reports.
Yes

To establish and supervise a mechanism by which the employees may notify, confidentially and, if deemed appropriate, anonymously, any irregularities that are potentially significant, especially financial and accounting irregularities, that they may detect in the company.
Yes

To submit to the Board proposals of selection, appointment, re-election and replacement of the external auditor, as well as the corresponding engagement conditions.	Yes

To receive regularly from the external auditor information regarding the auditing plan and the results of its execution, and to verify that the senior management takes into account its recommendations.
Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, to encourage the group auditor to assume the responsibility for the audits of the companies it comprises.	Yes
B.2.3 Describe the organizational and operational rules and responsibilities attributed to each of the Board Committees.
International Affairs Committee.
a)	Composition.

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

(i)	To pay special attention to institutional relations in the countries companies of the Telefónica Group do business.

(ii)	To review important issues affecting it at international or economic integration organizations and forums.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.
c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the International Affairs Committee in order to properly exercise its duties.

Audit and Control Committee.

Pursuant to the provisions set out in Article 31 bis of the Company By-Laws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition.

The Audit and Control Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All Committee members shall be external Directors. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

b)	Powers and duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, at the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 204 of the Spanish Companies Law, as well as, where appropriate, terms of the hiring thereof, the scope of its professional engagement and the revocation or renewal of such appointment;

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information of its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially communicate and anonymously report potentially significant irregularities particularly any financial or accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

c)	Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Audit and Control Committee in order to properly exercise its duties.

Service Quality and Customer Service Committee.

a)	Composition.

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.
c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Service Quality and Customer Service Committee in order to properly exercise its duties.

Strategic Committee.
a)	Composition.

The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategic Committee shall be appointed from amongst its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategic Committee shall be to support the Board of Directors in the analysis and follow-up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Strategic Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Strategic Committee in order to properly exercise its duties.

Innovation Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from amongst its members.

b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation, performing an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Innovation Committee in order to properly exercise its duties.

Nominating, Compensation and Corporate Governance Committee.

a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of no less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Powers and duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Nominating, Compensation and Corporate Governance Committee shall have the following powers and duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of the Regulations of the Board.

4)	To report on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.
c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Nominating, Compensation and Corporate Governance Committee in order to properly exercise its duties.

Human Resources, Corporate Reputation and Responsibility Committee.
a)	Composition.
The Human Resources, Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Human Resources, Corporate Reputation and Responsibility Committee shall be appointed from among its members.
b)	Powers and duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Human Resources, Corporate Reputation and Responsibility Committee in order to properly exercise its duties.

Regulation Committee.

a)	Composition.

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Powers and duties.

Without prejudice to other duties that the Board of Directors may assign thereto, the Regulation Committee shall have at least the following duties:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)
Action Plan and Report. As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Regulation Committee in order to properly exercise its duties.

Executive Commission

a)	Composition.

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Executive Commission in order to properly exercise its duties.

B.2.4	Indicate any advisory and consulting powers and, where applicable, the powers delegated to each of the committees:

Committee Name	Brief description
International Affairs Committee	Advisory and Control Committee

Audit and Control Committee	Advisory and Control Committee

Service Quality and Customer Service Committee	Advisory and Control Committee

Strategic Committee	Advisory and Control Committee

Innovation Committee	Advisory and Control Committee

Nominating, Compensation and Corporate Governance Committee	Advisory and Control Committee

Human Resources, Corporate Reputation and Responsibility Committee	Advisory and Control Committee

Regulation Committee	Advisory and Control Committee

Executive Commission	Corporate Body with general decision-making powers and express delegation of all the powers attributed to the Board of Directors, except those that cannot be delegated by law, bylaws or regulations.
B.2.5
Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides this, the Audit and Control Committee is also specifically regulated in Article 31 bis of the By-Laws. These documents are available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Service Quality and Customer Service Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Strategic Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources, Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the By-Laws. These documents are available for consultation on the company website.
B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the Board of the different types of Directors, on the basis of their type:
Yes

C	RELATED-PARTY TRANSACTIONS
C.1
Please state whether the Board in full has reserved the right to approve, upon receipt of a report in favor from the Audit Committee or any other Committee entrusted with doing so, the transactions that the company carried out with directors, significant shareholders or shareholders represented on the Board, or with people related with them:

Yes
C.2	List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	15,349
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	359
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	7,952
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees received	2,917
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	4,245
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments/ Guarantees cancelled	3
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	1,676
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	179,099
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	300
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	11,598
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance revenue	25,179
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements: capital contributions and loans (lender)	142,229

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	188,504
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	159,148
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financial expenses	33,974
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	632
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Amortization or cancellation of loans and finance leases (lessee)	3,962
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	278,957
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	212,905
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance revenue	16,862
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	12,641
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	247,900
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	33,680
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financial expenses	14,321
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	6,770,484
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	645,635
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance revenue	43,900
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	367,699

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	236,599
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	17
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	7,978
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees received	1,189
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	12,145
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees	966
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	35,905
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	50,248
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	397
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Financial expenses	1,287
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance revenue	8
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	4
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	28,266
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	813

C.3	List any relevant transactions entailing a transfer of resources or obligations between the Company or its group companies and the Company’s managers or Directors:

C.4
List any relevant transaction undertaken by the Company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the Company’s habitual trading:

C.5	identify, where appropriate, any conflicts of interest affecting company Directors pursuant to Article 127 of the Companies Law.
No
C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the Company and/or its group, and its Directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

• With respect to the Directors, Article 32 of the Regulations of the Board of Directors stipulates that Directors must inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors must refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations stipulate that no Director may directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of its Group, if such transactions are unrelated to the ordinary course of business of the Company or are not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons must inform the Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Are more than one of the Group companies listed in Spain?
No
Please specify the subsidiary companies listed in Spain:
D	RISK CONTROL SYSTEMS
D.1
Provide a general description of risk policy in the Company and/or its group, detailing and evaluating the risks covered by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. It therefore monitors this risk using a Corporate Risk Model (based at the time on COSO I), which has in turn become the new Risk Management Model (based on COSO II) which will be applied regularly and uniformly across the Group companies. The new Model enables the Company to assess both the impact and the probability of all the risks which may affect the Telefónica Group happening. As mentioned above, this is based on the systems proposed in the COSO I and COSO II reports (Committee of Sponsoring Organizations of the Treadway Commission), which establish an integrated Internal and Risk Management framework. The new Risk Management Model is currently being rolled out across the various Telefónica Group companies.

One of the features of this Model is that the Group has a map identifying any risks that require specific control and monitoring according to their importance. Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established and to be reasonably sure that such risks will not arise.

In accordance with the new Model, and based on best practices in risk management, the following risk categories have been identified:

I. Business Risk — this is the possible loss of value or earnings as a result of strategic uncertainty, changes in the business, competition and market scenario, or changes in the legal framework. For example, the threat from a new competitor or technological changes.

II. Financial Risk — this is the possible loss of value or earnings as a result of adverse movements in financial variables and the inability of a company to meet its obligations or convert its assets into cash. For example, exchange rate fluctuations.

III. Credit Risk — this is the possible loss of value or earnings as a result of counterparty’s failure to meet its contractual obligations. For example, delinquent customers and distributors.

IV. Operational Risk — this is the possible loss of value or earnings as a result of events caused by inadequacies or failures in processes, human resources, business teams and IT systems, or due to external factors. For example, measurement or billing errors.

Additionally, a global risks category has been included, which is wider in scope than the other four categories.

V. Global Risks — this is the possible loss of value or earnings as a result of events which affect the Telefónica Group as a whole with regard to social responsibility, reputation, and corporate identity, and deficient management of innovation and transformation, among others.

•
On the other hand, and part of the Telefónica Group’s risk control policy, there is an internal control framework. Its main objectives, in line with the COSO I and II models, are as follows: i) efficacy and efficiency of its operation; ii) safeguard of its assets; iii) reliability of financial information; and iv) compliance with laws and regulations.

•	Also, and in addition to the controls established in each of the Company’s operational processes, the Group has the following specific control elements:
*
An Internal Auditing structure covering the entire Telefónica Group, which carries out its duties in accordance with the professional regulations and criteria of the International Institute of Internal Auditors. It must be pointed out that Telefónica is the first Spanish company to obtain the certification of quality awarded by said Institute.

*
The Company’s Financial Statements, and those of all the main companies of the Group are verified by an External Auditor. In addition, the External Auditor is commissioned to make recommendations regarding internal control for the main Companies.

•
Likewise, for the establishment of appropriate and standardized control systems, the Telefónica Group has a set of regulations by means of which basic control aspects are regulated. These regulations include the following:

(i)	Control regulations regarding the process of drafting the financial — accounting information.

(ii)	Regulations governing control of Company information and its financial/accounting information system:

(iii)	Regulations regarding external representation and the relationship between Group companies.

(iv)	Regulations governing environmental minimums:

With regard to the use of funds by the Company, the Group has an Intervention Unit responsible for controlling the use of funds, and whose duties are, among others, the control of the use of the funds, control of travel and representation expenses and the implementation of basic controls in the greater risk processes. The Group’s main companies also have Budgetary and Management Control Units.

•	The Telefónica Group has Units that control certain specific risks. More specifically, all those related with Risks and Insurance, Reputation, Regulation, Quality, and Human Resources (labor risks).

•	As Telefónica is listed on the New York Stock Exchange, it must comply with the requirements established by the Sarbanes-Oxley Act and its related regulations.

In particular, a review is carried out of the efficacy of the internal financial reporting controls, both in the process of preparing the accounting statements, and in the main processes that enter information into the accounting system. This practice is a requirement for Telefónica S.A. and for other companies of the Group, as “SEC registrants”.

The results of the 2007 assessment were included in the 20-F Form of Telefónica, S.A., sent to the SEC on May 19, 2008. The report declared the existence of an effective internal control of financial reporting, with no material weaknesses. This was subsequently verified by the Company’s auditor.

•
In addition, since 2005 an incident reporting channel is in place, created by the Audit and Control Committee of the Board of Directors, whose aim is that any employee of the Telefónica Group can report, completely anonymously if so required, with regard to situations related to the internal control of financial statements, accounting statements or accounts auditing.

Lastly, in 2006 the Board of Directors of the Company approved the unification of the Codes of Ethics of the Group’s different companies in a new Business Principles Code, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees. It is worth noting that in 2008, the Code of Conduct for the Financial Departments (which is obligatory for compliance with the Sarbanes-Oxley Act) which is applicable to the Telefónica Group, was incorporated into the abovementioned Business Principles Code.

D.2
Please state whether, during the financial year, any of the different types of risk affecting the company and/or its group (operational, technological, financial, legal, reputational, fiscal...) have materialized:

No
If so, please state the circumstances that led to the risk and whether the established control mechanisms proved to be effective.

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of Duties
Audit and Control Committee
The Board of Directors of Telefónica S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company By-Laws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Finance and Corporate Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company By-Laws of Telefónica S.A. (Article 31 bis), and in the Regulations of the Board of Directors (Article 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Please identify and describe the processes for compliance with the regulations applicable to the Company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has Units exercising specific control over this type of risks, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	THE GENERAL SHAREHOLDERS’ MEETING
E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Bylaws. Describe any difference from the minimum regime set out in the Companies Law.
No

	% of quorum different from that	% of quorum different from that
	established in art. 102 of the	established in art. 103 of the
	Companies Law for general cases	Companies Law for special cases
Quorum required for 1st call to meeting	0	0

Quorum required for 2nd call to meeting	0	0
E.2	Please state whether there are, and if applicable provide details, of any rules governing the adoption of corporate resolutions established in the Companies Law (LSA for its Spanish acronym):
Yes
Describe any differences from the provisions established in the LSA.
Description of differences
Article 21 of the Company By-Laws stipulates that the shareholders acting at a General Shareholders’ Meeting shall adopt their resolutions with the majorities of votes required by Law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.
In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Law of July 28, 1998 shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article shall apply to such shares at the time of voting.
E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the Companies Law.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the Companies Law.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Please indicate measures adopted, in any, to encourage shareholder participation in the General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavoring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

•	WEBSITE

Incorporation into the Company website, from the date of publication of the announcement of the call and in addition to the documents and information required by law, of all the information that the company deems appropriate with regards to the aforementioned objectives and in particular, including but not limited to, the following:

a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.

b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e) If established, the means and procedures to cast votes from a distance.
f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent to them without charge through the mechanisms established on the website for this purpose.
•	FORMULATION OF SHAREHOLDERS’ SUGGESTIONS

As indicated above and without prejudice to the shareholders’ rights, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.

•	PROXY-GRANTING AND REPRESENTATION

The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5	Please indicate whether the General Shareholders’ Meeting is chaired by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM:
Yes
Details of measures
The General Shareholders’ Meeting of Telefónica S.A. has established its principles of organization and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
As well as at bringing together and organizing in a single text the various aspects relating to the call, organization and conduct of the General Shareholders’ Meeting, the document provides the following mechanisms:
•	Facilitate the exercise by shareholders of their respective rights, in particular, the right to receive information and to participate in the deliberations and voting,

•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria and established by the shareholders at the General Shareholders’ Meeting (and by the Board of Directors and the Board Committees).
E.6	Please indicate the amendments, if any, made to the Regulations of the General Shareholders’ Meeting during the year.

In 2008 no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.

E.7	Please indicate the attendance figures for the General Shareholders’ Meetings held during the financial year this report refers to:

	Attendance figures
	% attending in		% remote voting
GSM Date	person	% by proxy	e-voting	Other	Total
04/22/08	0.208	56.903		0.000	57.111

E.8	Briefly describe the resolutions adopted at the General Shareholders’ Meeting held during the year and the percentage by which each resolution was passed.
Ordinary GSM 22 April 2008

Points					Result
of the	Summary of				of the
Agenda	proposal	Votes in favor	Votes against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2007.	2,608,848,483 (95.69%)	9,648,212 (0.35%)	107,720,944 (3.95%)	Approved

II.1	Re-election of Fernando de Almansa Moreno-Barreda	2,551,251,753 (93.58%)	50,229,722 (1.84%)	124,736,164 (4.57%)	Approved

II.2	Ratify appointment of José María Abril Pérez.	2,568,923,511 (94.23%)	32,111,797 (1.18%)	125,182,331 (4.59%)	Approved

II.3	Ratify appointment of Francisco Javier de Paz Mancho.	2,598,876,081 (95.33%)	9,706,313 (0.36%)	117,635,245 (4.31%)	Approved

II.4	Ratify appointment of María Eva Castillo Sanz.	2,602,076,919 (95.45%)	6,356,064 (0.23%)	117,784,656 (4.32%)	Approved

II.5	Ratify appointment of Luiz Fernando Furlán.	2,602,521,684 (95.46%)	5,907,365 (0.22%)	117,788,590 (4.32%)	Approved

III	Authorization for acquisition of treasury stock, directly or through Group Companies.	2,625,577,922 (96.31%)	3,290,093 (0.12%)	97,349,624 (3.57%)	Approved

IV	Reduction of the share capital through the cancellation of treasury stock.	2,628,514,211 (96.42%)	242,249 (0.01%)	97,461,179 (3.57%)	Approved

V	Appointment of the Auditors of the Company for Fiscal Year 2008.	2,626,442,631 (96.34%)	1,696,893 (0.06%)	98,078,115 (3.60%)	Approved

VI	Delegation of the rights to formalize, interpret, cure and carry out the resolutions adopted by the shareholders at the GSM.	2,628,556,394 (96.42%)	276,806 (0.01%)	97,384,439 (3.57%)	Approved

E.9	Please indicate whether the Company Bylaws establish any restrictions with regard to the minimum number shares required to attend the General Shareholders’ Meeting:
Yes

Number of shares required to attend the GSM	300
E.10	Please indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the GSM:
• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.
• Shareholders that do not hold the minimum number of shares (300) required to attend the Meeting may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.
* Voting instructions:
• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
* The party acting as representative:
• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
• In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Law [Ley del Mercado de Valores] in connection with conflict of interest situations.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholder’s Meeting stipulates that the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.
E.11	Please indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:
No
E.12	Indicate the address and mode of access to corporate governance content on your website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Information for Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.

F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the aforementioned recommendations, explain the recommendations, rules, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9 , B.1.22 , B.1.23 and E.1 , E.2.
Explain

In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. This restriction on the maximum number of votes that each shareholder may cast refers solely to shares held by each such shareholder and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the By-Laws stipulates that in order to be appointed a Director, it is a requirement to have held for more than three years, a number of shares of the Company representing a nominal value of 3,000 euros which shares the shareholder may not transfer while in office. These requirements shall not apply to persons who, at the time of their appointment, are related to the Company under and employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the By-Laws stipulates that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation;
Complies
4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies
7.
The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.
Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:.
i)	The strategic or business plan, management targets and annual budgets;
ii)	Investment and financing policy;
iii)	Design of the structure of the corporate group;
iv)	Corporate governance policy;
v)	Corporate social responsibility policy;
vi)	Remuneration and evaluation of senior officers;
vii)	Risk control and management, and the periodic monitoring of internal information and control systems;
viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.
ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information that all listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics; unless their approval corresponds to the General Shareholders’ Meeting;
v)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;
2. They go through at market rates, generally set by the person supplying the goods or services;
3. Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain
The complexity of the organizational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the high number of Committees of the Board of Directors of the Company, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2 , A.3, B.1.3 and B.1.14.
Complies
11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3 , A.2 and A.3
Explain

The aforementioned recommendation number 12 refers to the composition of the group of external members of the Board. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2008, the group of external Directors of Telefónica, S.A., was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.013% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.170% of the capital stock.
Applying the proportional criteria established in Article 137 of the Spanish Companies Law (to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of approximately 74,574 million euros at December 31, 2008, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,738 million euros, and that of BBVA is 3,855 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 137 of the Spanish Companies Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.
13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies
14.
The nature of each director should be explained to the General Meeting of Shareholders, which shall make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification from the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies

15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on the April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1.42
Complies

17.
When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board .

18.	The Secretary should take care to ensure that the board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies.
b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others.
c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.
In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.
See section: B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies

20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the board’s operation;
b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;
c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies
24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41
Complies

25.
Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;
b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.
b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies
28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;
b)	Directorships held in other companies, listed or otherwise;
c)	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.
d)	The date of their first and subsequent appointments as a company director; and
e)	Shares held in the company and any options on the same.
Complies

29.	Independent directors should not stay on as such for a continuous period of more than 12 years.
See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of the ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. n particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26
Complies
32.
Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.
See sections: B.1.43, B.1.44
Complies

33.
All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Complies
35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;
b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.
ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or stock options or any performance-related remuneration;
iii)	The main parameters and ground for any system of annual bonuses or other, non cash benefits; and
iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount of equivalent annual cost,
d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration:
ii)	Notice periods; and
iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.
See sections: A.3 , B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable remuneration, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

40.
The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the questions referred to in Recommendations 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.
The performance of the Remuneration Committee in designing the policy will be reported to the Meeting along with the identity of any external advisors engaged.
See section: B.1.16
Partially complies
On the occasion of the Company’s Ordinary General Shareholders’ Meeting, shareholders shall be delivered, for information purposes, the report regarding the Director compensation policy. In addition, this Report shall be made available to shareholders from the date of publication of the call for the General Meeting.
41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:
a) A breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;
ii)	Additional compensation for acting as chairman or member of a board committee;
iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;
iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;
v)	Any severance packages agreed or paid;
vi)	Any compensation they receive as directors of other companies in the group;
vii)	The remuneration executive directors receive in respect of their senior management posts;
viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options and other share-based instruments, detailing:
i)	Number of shares or options awarded in the year, and the terms set for their execution;
ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;
iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;
iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with Article 28.4 of the Company By-Laws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items..
In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the Board itself.
See sections: B.2.1 and B.2.6
Complies
43.	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies

44.	In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. This Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.
See sections: B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies

48.
The head of internal audit should present an annual work program to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Complies
49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The determination of the risk level the company sees as acceptable.
c)	Measures in place to mitigate the impact of risk events should they occur;
d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.
See section: D
Complies
50.	The Audit Committee’s role should be:
1	With respect to internal control and reporting systems:
a)
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2	With respect to the external auditor:
a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit program, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:
i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies
51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.
See sections: B.2.2 and B.2.3
Complies
53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.
See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.
d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier Recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;
ii)	The individual remuneration and other contractual conditions of executive directors;
iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the company.
See sections: B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST
List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2008, except in those issues in which a different date of reference is specifically mentioned.
• Note 1 to Section A.3.]
It should be noted that among its internal rules the Company has, an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts, whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.
• Note 2 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. Also, on April 16, 2008, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On October 16, 2007, Alfonso Ferrari Herrero notified the Spanish Securities Exchange Commission (CNMV) of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
• Note 3 to Section A.5.]
On October 31, 2007, Telefónica de Contenidos, S.A.U. was informed that Banco Bilbao Vizcaya Argentaria, S.A. had formalized on that same date the sale of shares, subject to a condition precedent, by which it sold all its shares in Hispasat, S.A. (a company in which Telefónica de Contenidos, S.A.U. holds a stake) to the company Abertis Telecom, S.A. On July 3, 2008, once the condition precedent was met, the public deed of sale of shares in Hispasat, S.A. between Abertis Telecom, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., among others, was granted.

• Note 4 to Section B.1.8.]
On February 20, 2009, Vitalino Manuel Nafría Aznar was appointed Chairman of the Board of Directors of Metrovacesa, S.A.
• Note 5 to Section B.1.10.]
Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
• Note 6 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
Remuneration of Telefónica, S.A.’s directors is governed by Article 28 of the By-Laws, which states that the compensation amount that the Company may pay to all of its directors shall be fixed by the shareholders at the General Shareholders’ Meeting which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Executive and Advisory or Control Committees of the Board. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Advisory or Control committees. In this respect, it was also agreed that from September 2007, executive member of the Board would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The fixed amounts established for membership to Telefónica Board of Directors, Executive Commission and the executive and advisory or control committees of the Board are as follows.

		Executive	Advisory or Control
Position	Board of Directors	Commission	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)

In addition, the amounts paid for attendance to each of the Advisory Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 thousand euros in fees for attending the Advisory or Control Committee meetings of the Board. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.
The following table presents the breakdown by item of the compensation and benefits paid to individual Telefónica directors for discharging their duties in 2008:

			Other Board
			Committees
	Board of	Executive	Fixed	Attendance
Board members	Directors	Commission	payment	fees	TOTAL
Chairman
César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Isidro Fainé Casas	250,000	100,000	—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—	51,334	30,000	331,334

Members
Julio Linares López	—	—	—	—	—
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—	42,000	11,250	203,250
José María Álvarez-Pallete López	—	—	—	—	—
David Arculus	150,000	—	23,333	6,250	179,583
Eva Castillo Sanz	137,500	—	—	—	137,500
Carlos Colomer Casellas	150,000	100,000	36,167	11,250	297,417
Peter Erskine	150,000	100,000	17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	—	11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	—	72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	—	47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000	56,000	11,250	317,250

TOTAL	2,575,000	808,333	539,000	215,000	4,137,333

(Amounts in euros)

(*)	Alfonso Ferrari Herrero was appointed member of the Executive Commission on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2008
ITEM	(euros)

Salaries	5,704,005

Variable compensation (1)	7,885,683

Compensation in kind (2)	76,746

Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executive Officers, the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.
In addition, related to the “Performance Share Plan” approved at the Ordinary General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).
It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.
Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr. Viana-Baptista also received an amount of 3,289,972 euros in 2008 for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.

• Note 7 to Section B.1.11.]
Subsection b). The “Fixed Remuneration” item includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
• Note 8 to Section B.1.12.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
The six senior executives of the Company, excluding those that are also members of the Board of Directors, received a total for all items -including the Extraordinary Cash Incentive Program indicated above- in 2008 of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan for these directors amounted to 911,041 euros.
Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.
(*) For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.
• Note 9 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 10 to Section B.1.29.]
In 2008 the other Board Committees held the following meetings:
•	Human Resources, Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 4

•	Service Quality and Customer Service Committee: 5

•	International Affairs Committee: 4

•	Innovation Committee (created July 30, 2008): 2
•	Strategic Committee (created December 17, 2008): as this committee was only created in December 2008, no meetings were held that year.

• Note 11 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), which is filed with the “Securities and Exchange Commission”, is certified by the Executive Chairman of the Company, César Alierta Izuel, and by the CFO, Santiago Fernández Valbuena. This certification is made after the Financial Statements have been formulated by the Board of Directors of the Company.
• Note 12 to Section B.1.39.]
The first financial year audited by an external auditing company was 1983. Prior to that, the balance sheets were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the date taken as the base for the calculation of the percentage in the case of audits of the Individual Financial Statements of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first financial year in which Consolidated Financial Statements for the Telefónica Group were published.
• Note 13 to Section C.2.]
The transactions included in this section under “Commitments Undertaken” with Banco Bilbao Vizcaya Argentaria, S.A., are derivatives transactions.
This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.
Specifically, indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.
Binding definition of independent director:
List any independent directors who have or have had a relationship with the company, its significant shareholders or managers, which are of a sufficiently significant nature or important to determine that the directors may not be deemed independent as per the definition included in point 5 of the Unified Good Governance Code:
No
This annual corporate governance report was approved by the Board of Directors of the company, at its session held on
February 25, 2009.
List the directors that voted against or abstained from approving this report.
No
*****

AUDIT REPORT

TELEFÓNICA AND SUBSIDIARIES
Consolidated Financial Statements and
Consolidated Management Report
for the year ended
December 31, 2008
ERNST & YOUNG

ERNST & YOUNG	Ernst & Young, S.L. Torre Picasso Plaza Pablo Ruiz Picasso, 1 28020 Madrid Tel: 902 365 456 Fax: 915 727 300 www.ey.com/es
Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)
AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
1.     We have audited the consolidated financial statements of Telefónica, S.A. and subsidiaries, which comprise the consolidated balance sheet at December 31, 2008, the consolidated income statement, consolidated cash flow statement and consolidated statement of recognized income and expense and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company’s Directors. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.
2.     In accordance with mercantile law, for comparative purposes the Parent Company’s Directors have included for each of the captions included in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and the notes thereto, in addition to the figures of 2008, those of 2007. Likewise for comparative purposes, the Parent Company’s Directors have voluntarily included the 2006 figures of the consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and the notes thereto. Our opinion only refers to the consolidated financial statements for 2008. On February 28, 2008 and March 1, 2007, we issued our audit report on the 2007 and 2006 consolidated financial statements, respectively, in which we expressed an unqualified opinion.
3.     In our opinion, the accompanying 2008 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2008 and the consolidated results of its operations, consolidated cash flows and consolidated recognized income and expense for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union applied on a basis consistent with that of the preceding two years.
Domicillio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749, Libro 0, Folio 215, Sección 8’,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

ERNST & YOUNG
4.     The accompanying 2008 consolidated management report contains such explanations as the Parent Company’s Directors consider appropriate concerning the situation of Telefónica, S.A. and subsidiaries, the evolution of their business and other matters; however, is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2008 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso
March 6, 2009	José Luis Perelli Alonso

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
CONSOLIDATED MANAGEMENT REPORT FOR 2008

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2008	2007
ASSETS

A) NON-CURRENT ASSETS		81,923	87,395

Intangible assets	(Note 6)	15,921	18,320
Goodwill	(Note 7)	18,323	19,770
Property, plant and equipment	(Note 8)	30,545	32,460
Investment properties		1	9
Investments in associates	(Note 9)	2,777	3,188
Non-current financial assets	(Note 13)	7,376	5,819
Deferred tax assets	(Note 17)	6,980	7,829

B) CURRENT ASSETS		17,973	18,478

Inventories		1,188	987
Trade and other receivables	(Note 11)	9,315	9,662
Current financial assets	(Note 13)	2,216	1,622
Tax receivables	(Note 17)	970	1,010
Cash and cash equivalents	(Note 13)	4,277	5,065
Non-current assets held for sale		7	132

TOTAL ASSETS (A + B)		99,896	105,873

	NOTE	2008	2007
EQUITY AND LIABILITIES

C) EQUITY	(Note 12)	19,562	22,855

Equity attributable to equity holders of the parent		17,231	20,125
Minority interests		2,331	2,730

D) NON-CURRENT LIABILITIES		55,202	58,044

Interest-bearing debt	(Note 13)	45,088	46,942
Trade and other payables	(Note 14)	1,117	1,015
Deferred tax liabilities	(Note 17)	3,576	3,926
Provisions	(Note 15)	5,421	6,161

E) CURRENT LIABILITIES		25,132	24,974

Interest-bearing debt	(Note 13)	8,100	6,986
Trade and other payables	(Note 14)	13,651	14,556
Current tax payables	(Note 17)	2,275	2,157
Provisions	(Note 15)	1,106	1,275

TOTAL EQUITY AND LIABILITIES (C+D+E)		99,896	105,873

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated balance sheets.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2008	2007	2006
INCOME STATEMENT

Revenue from operations	(Note 19)	57,946	56,441	52,901
Other income	(Note 19)	1,865	4,264	1,571
Supplies		(17,818)	(17,907)	(16,629)
Personnel expenses	(Note 19)	(6,762)	(7,893)	(7,622)
Other expenses	(Note 19)	(12,312)	(12,081)	(11,095)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZACTION		22,919	22,824	19,126

Depreciation and amortization	(Note 19)	(9,046)	(9,436)	(9,704)

OPERATING INCOME		13,873	13,388	9,422

Share of profit (loss) of associates	(Note 9)	(161)	140	76

Finance income		827	703	1,082
Exchange gains		6,189	4,645	4,513
Finance costs		(3,648)	(3,554)	(3,877)
Exchange losses		(6,165)	(4,638)	(4,452)

Net financial expense	(Note 16)	(2,797)	(2,844)	(2,734)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		10,915	10,684	6,764

Corporate income tax	(Note 17)	(3,089)	(1,565)	(1,781)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		7,826	9,119	4,983

PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	(Note 18)	—	—	1,596

PROFIT FOR THE YEAR		7,826	9,119	6,579

Minority interests	(Note 12)	(234)	(213)	(346)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		7,592	8,906	6,233

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.63	1.87	0.97

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.63	1.87	1.30

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated income statements.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2008	2007	2006
Cash flows from operating activities

Cash received from customers		69,060	67,129	60,285
Cash paid to suppliers and employees		(48,500)	(47,024)	(41,475)
Dividends received		113	124	76
Net interest and other financial expenses paid		(2,894)	(3,221)	(2,372)
Taxes paid		(1,413)	(1,457)	(1,100)

Net cash from operating activities	(Note 23)	16,366	15,551	15,414

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		276	198	129
Payments on investments in property, plant and equipment and intangible assets		(7,889)	(7,274)	(6,933)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		686	5,346	2,294
Payments on investments in companies, net of cash and cash equivalents acquired		(2,178)	(2,798)	(23,757)
Proceeds on financial investments not included under cash equivalents		31	14	109
Payments made on financial investments not included under cash equivalents		(114)	(179)	(220)
Interest received on cash surpluses not included under cash equivalents		76	74	312
Government grants received		11	27	14

Net cash used in investing activities	(Note 23)	(9,101)	(4,592)	(28,052)

Cash flows from financing activities

Dividends paid	(Note 12)	(4,440)	(3,345)	(3,196)
Transactions with equity holders		(2,241)	(2,152)	(2,346)
Proceeds on issue of debentures and bonds	(Note 13)	1,317	4,209	13,528
Proceeds on loans, borrowings and promissory notes		3,693	6,658	30,489
Cancellation of debentures and bonds	(Note 13)	(1,167)	(1,756)	(1,668)
Repayments of loans, borrowings and promissory notes		(4,927)	(13,039)	(22,235)

Net cash used in financing activities	(Note 23)	(7,765)	(9,425)	14,572

Effect of foreign exchange rate changes on collections and payments		(302)	(261)	(372)

Effect of changes in consolidation methods and other non-monetary effects		14	—	28

Net increase/(decrease) in cash and cash equivalents during the period		(788)	1,273	1,590

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,065	3,792	2,202

CASH AND CASH EQUIVALENTS AT AT THE END OF YEAR	(Note 13)	4,277	5,065	3,792

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE BALANCE SHEET

BALANCE AT THE BEGINNING OF THE YEAR		5,065	3,792	2,202

Cash on hand and at banks		2,820	2,375	1,555
Other cash equivalents		2,245	1,417	658

Bank overdrafts			—	(11)

BALANCE AT THE END OF THE YEAR	(Note 13)	4,277	5,065	3,792

Cash on hand and at banks		3,236	2,820	2,375
Other cash equivalents		1,041	2,245	1,417
The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated cash flow statements.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2008	2007	2006
Gain (loss) on available-for-sale investments		(1,309)	32	584
Gains (loss) on hedges		1,352	892	10
Translation differences		(4,051)	(1,375)	(407)
Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(Note 15)	(182)	54	112
Share of income (loss) recognized directly in equity		(59)	(3)	(153)
Tax effect of items recognized directly in equity		(79)	(296)	(138)

Net income (loss) recognized directly in equity		(4,328)	(696)	8

Profit for the year		7,826	9,119	6,579

Total income and expense recognized in the year	(Note 12)	3,498	8,423	6,587

Attributable to:
Equity holders of the parent	(Note 12)	3,612	8,158	6,346
Minority interests	(Note 12)	(114)	265	241

		3,498	8,423	6,587

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated statements of recognized income and expense.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS)
FOR THE YEAR ENDED DECEMBER 31, 2008
(1)	BACKGROUND AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica,” “the Group” or “the Company”) operating primarily in the telecommunications, media and contact center industries.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and the consolidation method used.
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model based on three business areas defined by geographical markets and integrated wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
A more detailed segmentation of the activities carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, which were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which the companies comprising the Group are located, and presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the equity, financial position, results of operations and cash flow obtained and used and recognized income and expense in 2008. The figures in these consolidated financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Group’s reporting currency.
The accompanying consolidated financial statements for the year ended December 31, 2008 were prepared by the Company’s Board of Directors at its meeting on February 25, 2009 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without any modification.
Note 3 contains a description of the most significant accounting policies used to prepare these consolidated financial statements.
For comparative purposes, the accompanying financial statements for 2008 include in the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognized income and expense and the notes thereto for the year then ended, the figures for 2007 and, on a voluntary basis those of 2006.
Comparative information and changes in the consolidation scope
The main changes in the consolidation scope affecting comparability of the consolidated information for 2008 and 2007 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2006) are as follows:
2008:
a)	Tender offer for all the remaining outstanding shares of Compañía de Telecomunicaciones de Chile, S.A.
On September 17, 2008, Telefónica launched a tender offer through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.
Once the acceptance period had ended and the transaction had been settled, Telefónica’s indirect ownership in CTC increased from 44.9% to 96.75%. This is the percentage that appears as the percentage of ownership in the accompanying consolidated financial statements.

Subsequently, pursuant to Chilean law, on December 1, 2008, Inversiones Telefónica Internacional Holding, Ltda. launched a new offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, under the same economic terms. The acceptance period for the second offer ended December 31, 2008 but was then extended to January 6, 2009, as allowed by Chilean law.
Upon the end of the acceptance period of the second tender offer, Telefónica’s indirect ownership percentage in CTC’s share capital had increased from 96.75% of all CTC’s outstanding shares, reached in the first tender offer, to 97.89%. The total payment for the two tranches was 553.64 million Chilean pesos, equivalent to 647.6 million euros.
2007
b)	Sale of shareholding in Airwave O2, Ltd.
In April 2007, Telefónica O2 Europe, Plc, a wholly owned subsidiary of Telefónica, S.A., sold, through its subsidiary O2 Holdings, Ltd, 100% of the share capital of UK company Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale produced a gain of 1,296 million euros, recognized under “Other income” in the accompanying 2007 consolidated income statement (see Note 19).
c)	Sale of shareholding in Endemol Investment Holding, B.V.
In May 2007, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. for 2,629 million euros. The transaction was carried out on July 3, 2007, producing a gain for the Telefónica Group of 1,368 million euros, recognized under “Other income” in the accompanying 2007 consolidated income statement (see Note 19).
d)	Acquisition of indirect shareholding in Telecom Italia
Pursuant to the agreements signed on April 28, 2007, on October 25, 2007 Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton) acquired an indirect shareholding in Telecom Italia S.p.A. through Italian company Telco S.p.A., in which Telefónica has a 42.3% interest.
After the acquisition was carried out on December 10, 2007, Telco S.p.A. became owner of 23.6% of Telecom Italia, S.p.A.’s voting shares, leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98%, equivalent to 6.88% of the dividend rights.
Subsequently, in March 2008, Telco, S.p.A. acquired 121.5 million shares of Telecom Italia, S.p.A. (representing 0.9% of its share capital), bringing its ownership to 24.5% of the voting rights and 16.9% of the dividend rights.
As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia, S.p.A.’s voting rights and 7.1% of its dividend rights. The Telefónica Group accounts for the investment in Telco, S.p.A. using equity consolidation.

Key performance indicators
The Company’s uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, other than accounting indicators, are as follows:
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by subtracting depreciation and amortization from operating income to eliminate the impact of investments in non-current assets that cannot be controlled by management in the short term. OIBDA is more important for investors as it provides a gauge of segment operating performance and profitability using the same measures as management. This metric also allows for comparisons with other telecommunications operators without taking into account the structure of their assets.
OIBDA is used to track the performance of the business and design operating and strategic targets. OIBDA is a commonly reported measurement and widely used among analysts, investors and other interested parties in the telecommunications industry, yet it is not explicitly defined in IFRS. Therefore, it may not be comparable to similar indicators used by other companies. It cannot be considered an alternative to operating income as a measurement of our operating results or to cash flows from operating activities as a measurement of our liquidity.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2008, 2007 and 2006:

Millions of euros	2008	2007	2006
OIBDA	22,919	22,824	19,126
Depreciation and amortization	(9,046)	(9,436)	(9,704)

OPERATING INCOME	13,873	13,388	9,422

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2008, 2007 and 2006:

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	10,285	8,445	4,180	9	22,919
Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	9,448	7,121	4,977	1,278	22,824
Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

2006
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
OIBDA	8,647	6,571	3,708	200	19,126
Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)

OPERATING INCOME	6,114	2,900	309	99	9,422

Debt indicators
The following table presents the reconciliation between the Telefónica Group’s gross interest-bearing debt, net interest-bearing debt and net debt at December 31, 2008, 2007 and 2006:

Millions of euros	12/31/2008	12/31/2007	12/31/2006
Gross interest-bearing debt	53,188	53,928	59,057
Other non-current payables (e.g. bills payable)	477	327	354
Cash and cash equivalents	(4,277)	(5,065)	(3,792)
Non-current financial investments	(4,439)	(2,284)	(1,794)
Current financial investments	(2,216)	(1,622)	(1,680)

Net interest-bearing debt	42,733	45,284	52,145
Guarantee contracts	365	365	365
Net personnel reorganization commitments	2,687	3,289	3,089

Net debt	45,785	48,938	55,599

The Company calculates net interest-bearing debt from gross interest-bearing debt by including other payables (e.g. bills payable) and the unpaid portion of equity investments, for 477 million euros, and subtracting 4,277 million euros of cash and cash equivalents and 6,655 million euros of current financial investments and certain investments in financial assets with a maturity of over one year included in the consolidated balance sheet under “Non-current financial assets.” After adjustment for these items, net interest-bearing debt at December 31, 2008 amounted to 42,733 million euros, 5.6% lower than the year before (45,284 million euros).
(3)	ACCOUNTING POLICIES
The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:
a)	Translation methodology
The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:
1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements and cash flow statements, which were translated at the average exchange rates for the year.
Goodwill and balance sheet items remeasured to fair value upon the acquisition of stake in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is shown under “Equity — Minority interests.” When a foreign operation is sold, fully or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 (the IFRS transition date) recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.
b)	Foreign currency transactions
Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.
All realized and unrealized exchange gains or losses are taken to the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of investments in foreign investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of the investment in the foreign operation, which are recorded under “Translation differences” in the consolidated balance sheet.
c)	Goodwill
For acquisitions after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets acquired and liabilities and contingent liabilities assumed from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.
In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated balance sheets include goodwill net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities recognized in equity.
In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.
Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.
The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates when originated. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).
d)	Intangible assets
Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).
The Company’s management reassesses the indefinite useful life classification of these assets on an annual basis.
Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.
Research and development costs
Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.
Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.
As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually, or more frequently if there are indications that the carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.
Service concession arrangements
These arrangements relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.
The concessions are amortized on a straight-line basis over the duration of the related licenses from the moment commercial exploitation commences.
Customer base
This represents the allocation of acquisition costs attributable to customers acquired in business combinations. Amortization is on a straight-line basis over the estimated period of the customer relationship.
Software
Software is stated at cost and amortized on a straight-line basis over its useful life, generally estimated at three years.

e)	Property, plant and equipment
Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.
Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Own work capitalized” and “Other income.” Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to their intended use or sale.
The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.
Upkeep and maintenance expenses are expensed as incurred.
The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount whenever there are indicators that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).
The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of
estimated
useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f)	Impairment of non-current assets
Non-current assets, including Property, Plant and Equipment goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates recoverable amount as the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).
The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.
The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.
Pre-tax discount rates adjusted for country and business risk are applied. The Company used the following ranges of rates in 2008:

Rates	2008	2007
Businesses in Spain	7.6%–10.1%	7.0%–11.3%
Businesses in Latin America	9.5%–23.5%	8.1%–18.6%
Businesses in Europe	7.8%–8.5%	7.7%–8.1%
When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.
g)	Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group for the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense under “Other expense” in the income statement on a straight-line basis over the lease term.
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.
h)	Investments in associates
The Telefónica Group’s investments in companies over which it exercises significant influence (evidenced via representation on the board of directors or agreements with shareholders) but does not control or manage jointly with third parties are accounted for using the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.
i)	Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Where appropriate, the Company re-evaluates the designation at each financial year end.
Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current assets. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Company has the positive intention and ability (legal and financial) to hold until maturity are classified as held-to-maturity and presented as “Current assets” or “Non-current assets”, depending on the time left until settlement. Financial assets falling into this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settled or impaired, as well as through the amortization process.
Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity at each financial year end until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Dividends from available-for-sale investments are recognized in the income statement when the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:
1.	Listed securities on active markets:

Fair value is considered to be the quoted market price at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. When fair value cannot be reliably determined, these investments are carried at cost.

Loans and receivables include financial assets that are not quoted in an active market and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A provision is recorded when there is objective evidence of customer collection risk. The amount of the provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted.
The Group assesses at each balance sheet date whether a financial asset is impaired. If there is objective evidence that an impairment of a financial asset carried at amortized cost occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.
For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that the asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement.

Financial assets are only fully or partially derecognized when:
1.	The rights to receive cash flows from the assets have expired;

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.
For the purpose of the consolidated cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.
Preferred stock
Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principle repayment or dividend payment, whereas it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have the right to avoid cash payments.
Issues and interest-bearing debt
These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the balance sheet date.
Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Derivative financial instruments and hedge accounting
Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
The Group designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure of changes in the fair value of a recognized asset or liability;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction; or

3.	Hedges of net investment in a foreign operation.
A hedge of the foreign currency risk in a firm commitment is accounted for as either a fair value or a cash flow hedge.
Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retroactively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.
Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.
The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.
j)	Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.
Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.
k)	Treasury shares
Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.
l)	Provisions
Pensions and other employee obligations
Provisions required to cover the accrued liability for defined-benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.
For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
Other provisions
Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.
m)	Share-based payments
The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while others are equity-settled.
For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability. The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in the income statement.
For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.
n)	Corporate income tax
This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.
The income tax expense of each year includes both current and deferred taxes, where applicable.
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Deferred taxes are calculated based on balance sheet analysis of the temporary differences generated as a result of the difference between the tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.
Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.
The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.
Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.
Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are recognized in connection with the purchase price allocation. Subsequent increases in required deferred tax asets are deducted from goodwill.
Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
o)	Revenues and expenses
Revenues and expenses are recognized on the income statement based on an accruals basis(i.e. at the moment the goods or services represented by them take place), regardless of when actual payment or collection occurs.
The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, value-added services (e.g. text messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the balance sheet. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.
Period fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.
Periodic fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consummed.
Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is deducted from revenue until the points are exchanged and recognized as sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”
Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).
As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from customers for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.
All expenses related to mixed promotional packages are taken to the income statement as incurred.
p)	Use of estimates, assumptions and judgments
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the balance sheet date, that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
When an item of property, plant and equipment or an intangible asset is considered to be impaired, the impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
Income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.
Provisions
Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the balance sheet date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.
Revenue recognition
Connection fees
Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.
The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.
Determining fair values for each identified element requires estimates that are complex due to the nature of our business.
A change in the estimates of fair values could affect the allocation of revenue among the elements and as a result, revenues in future years.
q)	Consolidation procedures
The consolidation procedures applied are as follows:
•	Full consolidation for companies over which the Company has control either by exercising effective control or by virtue of agreements with the other shareholders.

•
Proportionate consolidation for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.
In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.
All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments are made on consolidation in order to present the consolidated financial statements on a uniform basis.
The consolidated income statement and consolidated cash flow statement include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.
Revenues and expenses associated with discontinued operations are presented in a separately line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.
The share of minority interests in the equity and results of the fully consolidated subsidiaries is presented under “Minority interests” on the consolidated balance sheet and income statement, respectively.
r)	Acquisitions and disposals of minority interests
Acquisitions of equity shares of subsidiaries from minority interests:
The Telefónica Group treats increases in equity investments in companies already controlled by the Group via purchases from minority shareholders by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.
Disposals of investments in subsidiaries without relinquishing control:
In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group derecognizes the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the income statement.
Commitments to acquire minority interests (put options):
Put options granted to minority shareholders of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from minority interests on the balance sheet. Where the exercise price exceeds the balance of minority interests, the difference is recognized as an increase in the goodwill of the subsidiary. At each balance sheet date, the difference is adjusted based on the exercise price of the options and the carrying amount of the minority interests.

s)	New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The interpretation of IFRIC 11: Group and Treasury Share Operations has been applied effectively from January 1, 2008. The adoption of this interpretation has not had a significant impact on the Company’s financial position in the initial period of application.
The interpretation of IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction has been applied effectively from January 1, 2008. The adoption of this interpretation has not had a significant impact on the Company’s financial position in the initial period of application.
The amendments to IAS 39 and IFRS 7: Reclassification of financial assets have been applied effectively from July 1, 2008. Their adoption has not had a significant impact on the current period.
At the date of preparation of these consolidated financial statements, IFRIC interpretation IFRIC 12: Service Concession Arrangements, with effect for the annual period beginning on or after January 1, 2008, had been published by the International Accounting Standards Board but not adopted by the European Union as of December 31, 2008. The application of this interpretation would not have had an impact on the 2008 consolidated financial statements.

In addition, at the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Mandatory
application: annual
periods beginning on
Standards and amendments		or after
Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)
Amendment to IAS 1	Revised Presentation of Financial Statements	January 1, 2009
Revised IFRS 3	Business combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Amendment to IFRS 2	Share-based Payment — Vesting Conditions and Cancellations	January 1, 2009
Amendments to IAS 32 and IAS 1	Puttable Instruments and Obligations Arising on Liquidation	January 1, 2009
Amendments to IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	January 1, 2009
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Revised IFRS 1	First –time adoption of International Financial Reporting Standards	January 1, 2009
Improvements to IFRS		January 1, 2009 (**)

(*)	Borrowing costs related to qualifying assets capitalized as of January 1, 2009.

(**)	Improvements to IFRS 5 applicable for annual periods beginning on or after July 1, 2009.

Mandatory
application: annual
periods beginning on
Interpretations		or after
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2009
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	October 1, 2008
IFRIC 17	Distribution of Non-cash Assets to Owners	July 1, 2009
IFRIC 18	Transfers of Assets from Customers	July 1, 2009 (*)

(*)	Applicable for transfers carried out on or after July 1, 2009.
The Group is currently assessing the impact of the application of these standards, amendments and interpretations.
From the analyses made, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with minority interests carried out on or after January 1, 2010.

(4)	SEGMENT INFORMATION
Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.
To implement this management model, the Group has three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.
Telefónica Spain the wireline and wireless telephony, broadband, internet, data, broadband TV, value added services activities and their development in Spain.
Telefónica Latin America oversees the same businesses in Latin America.
Telefónica Europe oversees the wireline, wireless, broadband, value added services and data businesses in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Slovak Republic.
The Telefónica Group is also involved in the media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and inter-group eliminations” together with the consolidation adjustments.
The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment.
The Telefónica Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management services and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.
Inter-segment transactions are carried out at arm’s length prices.

Key information for these segments is as follows:

2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	20,838	22,174	14,309	625	57,946
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	—
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)

OIBDA	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

CAPITAL EXPENDITURE	2,208	4,035	2,072	86	8,401
INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777
NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789

TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896

TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

2007
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	20,683	20,078	14,458	1,222	56,441
External sales	20,423	19,901	14,417	1,700	56,441
Inter-segment sales	260	177	41	(478)	—
Other operating income and expenses	(11,235)	(12,957)	(9,481)	(*) 56	(33,617)

OIBDA	9,448	7,121	4,977	1,278	22,824

Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

CAPITAL EXPENDITURE	2,381	3,343	2,125	178	8,027
INVESTMENTS IN ASSOCIATES	95	70	—	3,023	3,188
NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550

TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873

TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(*)	“Other operating income and expenses” for the “Other and inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 2).

2006
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Revenue from operations	19,751	18,088	13,159	1,903	52,901
External sales	19,565	17,932	13,124	2,280	52,901
Inter-segment sales	186	156	35	(377)	—
Other operating income and expenses	(11,104)	(11,517)	(9,451)	(1,703)	(33,775)

OIBDA	8,647	6,571	3,708	200	19,126

Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)

OPERATING INCOME	6,114	2,900	309	99	9,422

CAPITAL EXPENDITURE	2,304	2,811	2,552	343	8,010
INVESTMENTS IN ASSOCIATES	57	20	—	882	959
NON-CURRENT ASSETS	14,664	23,373	35,889	2,459	76,385

TOTAL ALLOCATED ASSETS	30,790	37,705	41,651	(1,164)	108,982

TOTAL ALLOCATED LIABILITIES	20,855	23,674	10,021	34,431	88,981

The breakdown of the segment revenues from operations by business and the main countries in which the Group operates is as follows:

	Millions of euros
	2008				2007				2006
			Other and				Other and				Other and
Country	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total	Wireline	Wireless	eliminations	Total
Spain	12,581	9,684	(1,427)	20,838	12,401	9,693	(1,411)	20,683	11,964	9,199	(1,412)	19,751
Latin America				22,174				20,078				18,088
Brazil	6,085	2,932	(411)	8,606	5,619	2,396	(353)	7,662	5,565	2,005	(332)	7,238
Argentina	1,027	1,585	(85)	2,527	984	1,353	(73)	2,264	989	1,260	(86)	2,163
Chile	974	1,051	(89)	1,936	974	930	(90)	1,814	1,006	796	(96)	1,706
Peru	977	773	(123)	1,627	1,031	603	(121)	1,513	1,097	447	(116)	1,428
Colombia	710	815	(35)	1,490	739	869	(39)	1,569	417	779	(14)	1,182
Mexico	N/A	1,631	N/A	1,631	N/A	1,431	N/A	1,431	N/A	988	N/A	988
Venezuela	N/A	2,769	N/A	2,769	N/A	2,392	N/A	2,392	N/A	2,041	N/A	2,041
Remaining operators and inter-segment eliminations				1,588				1,433				1,342
Europe				14,309				14,458				13,159
UK	33	7,019	N/A	7,052	10	7,393	N/A	7,403	N/A	6,265	N/A	6,265
Germany	496	3,099	N/A	3,595	353	3,188	N/A	3,541	295	3,025	N/A	3,320
Czech Republic	1,183	1,388	10	2,581	1,067	1,192	(2)	2,257	1,072	1,090	(14)	2,148
Ireland	N/A	957	N/A	957	N/A	991	N/A	991	N/A	885	N/A	885
Remaining operators and inter-segment eliminations				124				266				541

Other and inter-segment eliminations				625				1,222				1,903

Total				57,946				56,441				52,901

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTERESTS
Business combinations:
On April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A. (TCO IP, S.A.), launched a voluntary tender offer for shares representing up to one third of the free float of the preferred stock of Telemig Celular Participaçoes, S.A. and its subsidiary Telemig Celular, S.A. at a price per share of 63.90 and 654.72 Brazilian reais, respectively. This offer, which concluded on May 15, 2008, reached a level of acceptance close to 100%, which implied the acquisition by TCO IP, S.A. of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively.
Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies. After this offer VIVO owns, directly and indirectly, 90.65% of the share capital of Telemig Celular, S.A. and 58.9% of the share capital of Telemig Celular Participaçoes, S.A. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.
After the acquisition of these shareholdings, the purchase price was allocated to the assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability based on the best information available.
The fair value of the licenses was determined using the Multi-period Excess Earnings Method (MEEM) by discounting the estimated future cash flows of the company’s wireless business based on the assumptions contained in the Business Economic Valuation (BEV) prepared in accordance with Brazilian corporation law.
The calculation only considers estimated revenue generated by new customers in the business plan and not existing customers in the portfolio at the time of the transaction. All applicable costs are deducted from the estimated revenue, while the impact on cash flows of changes in working capital and the acquisition of assets is also considered, thus obtaining the estimated net cash flow attributable to the asset.

The carrying amounts, fair values, goodwill and acquisition prices of the assets acquired and the liabilities assumed in this transaction at the date control was obtained, considering the effects of proportionality, were the following:

	Telemig Group
Millions of euros	Carrying
(Data at 50%)	amount	Fair value
Intangible assets	18	562
Property, plant and equipment	126	183
Other assets	376	477
Other current assets	—	—

Deferred tax liabilities	3	208
Other liabilities	265	263
Net asset value	252	751
Minority interests	119	335
Acquisition cost		451
Goodwill (Note 7)		35
The Company paid 522 million euros for the acquisition. Acquisition cost was calculated bearing in mind the exchange rate effect of the difference between the exchange rate applied upon the initial inclusion of Telemig’s assets and liabilities in the Telefónica Group’s consolidated financial statements and the average exchange rate of the payments made in the acquisition of the shareholding.
The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros	Telemig Group
Cash and cash equivalents of companies acquired	175
Cash paid in the acquisition plus related costs	522

Total net cash outflow (Note 23)	347

No significant business combinations were carried out in 2007. Changes to the consolidation scope in 2008, 2007 and 2006 are included in Appendix I.
Acquisitions of minority interests:
The effect of the first tranche of the tender offer for CTC’s minority interests is reflected at December 31, 2008 (see Note 2). The impact of this tranche on equity attributable to minority interests amounted to 397 million euros (see Note 12), while the goodwill arising from the acquisition was 277 million euros (see Note 7).
In 2007, the put option held by the Banco Bilbao Vizcaya Argentaria, S.A. group (BBVA) on 8.65% of Atento, N.V. was exercised. The value of the stake was determined to be 70 million euros. Following this acquisition, Telefónica owns 100% of Atento N.V.

(6)	INTANGIBLE ASSETS
Movements in the items comprising net intangible assets in 2008 and 2007 are as follows:

	Millions of euros
	Balance at		Accumulated		Transfers	Translation	Inclusion of	Exclusion of	Balance at
	12/31/07	Additions	Amortization	Disposals	and other	differences	Companies	companies	12/31/08
Development costs	177	96	(81)	—	(14)	(3)	—	—	175
Service concession arrangements	9,670	293	(757)	—	50	(1,103)	544	—	8,697
Software	2,452	933	(1,111)	(15)	276	(160)	22	(3)	2,394
Customer base	4,153	1	(585)	—	(136)	(387)	—	—	3,046
Other intangible assets	1,534	16	(209)	(3)	108	(218)	3	(2)	1,229
Prepayments on intangible assets	334	292	—	—	(233)	(14)	1	—	380

Net intangible assets	18,320	1,631	(2,743)	(18)	51	(1,885)	570	(5)	15,921

	Millions of euros
	Balance at		Accumulated		Transfers	Translation	Inclusion of	Exclusion of	Balance at
	12/31/06	Additions	Amortization	Disposals	and other	differences	Companies	companies	12/31/07
Development costs	100	117	(74)	—	37	(3)	—	—	177
Service concession arrangements	10,448	112	(776)	(3)	(9)	(236)	134	—	9,670
Software	2,553	850	(1,202)	(11)	262	(3)	3	—	2,452
Customer base	5,222	—	(644)	—	261	(143)	34	(577)	4,153
Other intangible assets	2,173	30	(243)	(2)	(317)	(90)	—	(17)	1,534
Prepayments on intangible assets	262	226	—	—	(152)	(2)	—	—	334

Net intangible assets	20,758	1,335	(2,939)	(16)	82	(477)	171	(594)	18,320

The gross cost, accumulated amortization and provisions for impairment of intangible assets at December 31, 2008 and 2007 are as follows:

	Balance at December 31, 2008
				Net
	Gross	Accumulated		intangible
Millions of euros	cost	amortization	Impairment	assets
Development costs	1,613	(1,438)	—	175
Service concession arrangements	12,430	(3,733)	—	8,697
Software	9,207	(6,813)	—	2,394
Customer base	5,072	(2,026)	—	3,046
Other intangible assets	2,055	(822)	(4)	1,229
Prepayments on intangible assets	380	—	—	380

Net intangible assets	30,757	(14,832)	(4)	15,921

	Balance at December 31, 2007
				Net
	Gross	Accumulated		intangible
Millions of euros	cost	amortization	Provisions	assets
Development costs	1,521	(1,344)	—	177
Service concession arrangements	12,703	(3,033)	—	9,670
Software	8,158	(5,706)	—	2,452
Customer base	5,620	(1,467)	—	4,153
Other intangible assets	2,299	(761)	(4)	1,534
Prepayments on intangible assets	334	—	—	334

Net intangible assets	30,635	(12,311)	(4)	18,320

In “Additions,” the main additions in 2008 and 2007 relate to investments in software.
“Additions” of service concession arrangements includes the spectrum license at VIVO for 225 million euros and the operator’s license in Ecuador for 90 million US dollars, equivalent to 62 million euros.
“Inclusion of companies” in 2008 mainly reflects the impact of the inclusion of the Telemig Group in the consolidation scope (see Note 5).
“Exclusion of companies” in 2007 consists of the impact of the disposal of Airwave and Endemol, for net amounts of 577 million euros and 17 million euros, respectively.
At December 31, 2008 and 2007, the Company carried intangible assets with indefinite useful lives of 201 and 242 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina (104 million euros) and to use MMDS technology in Brazil (97 million euros).
Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impairment recognized in the consolidated financial statements for 2008 or 2007 as a result of these impairment tests.
“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations of 1,411 and 1,645 million euros at December 31, 2008 and 2007 (999 and 1,330 million euros net of the related accumulated amortization).

(7)	GOODWILL
The movement in this heading assigned to each Group segment was the following:

Millions of euros
			Translation
	Balance at		differences	Balance at
2008	12-31-2007	Acquisitions	And other	12-31-2008
Telefónica Spain	3,233	5	—	3,238
Telefónica Latin America	5,524	406	(480)	5,450
Telefónica Europe	10,830	5	(1,383)	9,452
Other	183	16	(16)	183

Total	19,770	432	(1,879)	18,323

Millions of euros
				Translation
	Balance at			differences	Balance at
2007	12-31-2006	Acquisitions	Disposals	and other	12-31-2007
Telefónica Spain	3,234	—	(2)	1	3,233
Telefónica Latin America	5,618	196	—	(290)	5,524
Telefónica Europe	11,469	—	(136)	(503)	10,830
Other	1,418	—	(1,250)	15	183

Total	21,739	196	(1,388)	(777)	19,770

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences and other.”
Impairment tests carried out at the 2008 and 2007 year ends did not identify the need to recognize any material write-downs to goodwill as the recoverable amount was higher than the carrying amount in all cases.
In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and recoverable amount remained above net carrying amount.
2008
The primary acquisitions of goodwill in 2008 correspond to the acquisition of the Telemig Group, which led to the recognition of 35 million euros of goodwill (see Note 5), and the first tranche of the buyout by CTC’s minority interests, which generated 277 million euros of goodwill.
“Translation differences and other” had a major impact on the movement in the year due to currency depreciation in several countries in which the Group operates, especially the pound sterling, which resulted in a decrease in goodwill of 1,343 million euros (see Note 12).

2007
The primary disposals of goodwill relate to the disposals of holdings during the year in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 129 million and 1,244 million euros, respectively (see Note 2). Acquisitions in the year mainly related to the acquisition of Brazilian company Navy Tree Participaçoes, S.A., which gave rise to 182 million euros of goodwill (see Appendix I).
(8)	PROPERTY, PLANT AND EQUIPMENT
The composition and movement in net property, plant and equipment and accumulated depreciation in 2008 and 2007 was the following:

	Millions of euros
								Exclusion
	Balance at		Accumulated		Transfers	Translation	Inclusion of	of	Balance at
	12-31-07	Additions	depreciation	Disposals	and other	Differences	companies	companies	12-31-08
Land and buildings	7,289	68	(628)	(166)	850	(385)	3	—	7,031
Plant and machinery	20,814	2,520	(4,977)	(117)	2,352	(1,429)	87	—	19,250
Furniture, tools and other	1,784	397	(654)	(15)	129	(162)	67	—	1,546

Total PP&E in service	29,887	2,985	(6,259)	(298)	3,331	(1,976)	157	—	27,827

PP&E in progress	2,274	3,406	—	(16)	(2,957)	(250)	28	—	2,485
Advance payments on PP&E	15	6	—	—	(15)	—	—	—	6
Installation materials	284	373	(44)	28	(403)	(11)	—	—	227

Net PP&E	32,460	6,770	(6,303)	(286)	(44)	(2,237)	185	—	30,545

	Millions of euros
								Exclusion
	Balance at		Accumulated		Transfers	Translation	Inclusion of	of	Balance at
	12-31-06	Additions	depreciation	Disposals	and other	Differences	companies	companies	12-31-07
Land and buildings	7,304	183	(557)	(101)	504	(24)	—	(20)	7,289
Plant and machinery	21,985	2,483	(5,264)	(85)	2,545	(204)	64	(710)	20,814
Furniture, tools and other	1,756	470	(672)	(20)	307	(39)	1	(19)	1,784

Total PP&E in service	31,045	3,136	(6,493)	(206)	3,356	(267)	65	(749)	29,887

PP&E in progress	2,516	3,245	—	(13)	(3,038)	(94)	6	(348)	2,274
Advance payments on PP&E	15	18	—	—	(16)	(2)	—	—	15
Installation materials	311	293	(4)	(3)	(301)	(12)	—	—	284

Net PP&E	33,887	6,692	(6,497)	(222)	1	(375)	71	(1,097)	32,460

The gross cost, accumulated depreciation and provisions for impairment of property, plant and equipment at December 31, 2008 and 2007 are as follows:

	Balance at December 31, 2008
				Property,
		Accumulated		plant and
	Gross cost	depreciation	Provisions	equipment
Land and buildings	11,752	(4,703)	(18)	7,031
Plant and machinery	75,414	(56,077)	(87)	19,250
Furniture, tools and other items	5,286	(3,737)	(3)	1,546

Total PP&E in service	92,452	(64,517)	(108)	27,827

PP&E in progress	2,486	—	(1)	2,485
Advance payments on PP&E	6	—	—	6
Installation materials	317	(57)	(33)	227

Net PP&E	95,261	(64,574)	(142)	30,545

	Balance at December 31, 2007
				Property,
		Accumulated		plant and
	Gross cost	depreciation	Provisions	equipment
Land and buildings	11,389	(4,078)	(22)	7,289
Plant and machinery	74,084	(53,186)	(84)	20,814
Furniture, tools and other items	4,777	(2,994)	1	1,784

Total PP&E in service	90,250	(60,258)	(105)	29,887

PP&E in progress	2,275	—	(1)	2,274
Advance payments on PP&E	15	—	—	15
Installation materials	374	(5)	(85)	284

Net PP&E	92,914	(60,263)	(191)	32,460

“Inclusion of companies” in 2008 reflects the 182 million euro impact of the consolidation of Telemig.
“Exclusion of companies” in 2007 mainly consists of the disposals of Airwave O2, Plc and the Endemol Group for gross amounts of 1,432 and 141 million euros, respectively (1,047 and 50 million euros, respectively, of assets net of depreciation).
Among the main investments in 2008 and 2007 were additions by Telefónica de España of 1,681 and 1,823 million euros, respectively. They were mostly to develop ADSL, enabling Telefónica Spain to post a 13.7% increase in gross ADSL adds, ending the year with 5.2 million end users (compared to 4.5 million at the end of 2007). Also included in 2008 was the free increase in user speeds from 3 Mbps to 6 Mbps. Also worth highlighting for 2008 was Telefónica Spain’s continued work on its network transformation to adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage of new services. Now, more than 19% of its loops can handle speeds of over 25 Mbps. Meanwhile, Telefónica Móviles España invested heavily in its network, raising its 3G voice and data coverage rate to over 80% of the population and its UMTS coverage rates to 80% of the population by the year end.

Telefónica Latin America’s investments in 2008 and 2007 amounted to 3,393 and 2,973 million euros, respectively. Investment in 2008 centered on driving wireline technologies, namely the transformation in growth businesses (broadband and pay-TV), and in the wireless business on extending coverage and capacity for the rollout of GSM networks, with the acquisition of 3G licenses at Vivo, and in Panama and Ecuador (and renewal of concession contract in Ecuador).
Investment by Telefónica Europe in 2008 and 2007 amounted to 1,634 and 1,741 million euros, respectively. Investment here in 2008 focused primarily on all the operators’ 3G networks to continue expanding coverage, with further amounts earmarked for investment in the ADSL business in the UK, Germany and the Czech Republic.
“Translation differences” reflects the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.
Property, plant and equipment deriving from finance leases amounted to 733 million euros at December 31, 2008 (1,028 million euros at December 31, 2007) (see Note 22).
The net amounts of “Plant, property and equipment” temporarily out of service at December 31, 2008 and 2007 were not significant.
(9)	ASSOCIATES AND JOINT VENTURES:
Associates
The breakdown of amounts recognized in the consolidated balance sheet and income statement related to associates is as follows:

	Millions of euros
Description	12-31-2008	12-31-2007
Investments in associates	2,777	3,188
Long-term loans to associates	49	75
Short-term loans to associates	77	45
Receivables from associates for current operations (Note 11)	120	74
Loans granted to associates	109	44
Payables to associates from current operations	73	40
Revenue from operations with associates	212	148
Work performed by associates and other operating expenses	533	365

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2008	Millions of euros
					Profit/
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Telco, S.p.A. (Italy) (*)	42.30%	7,241	3,688	—	(1,556)	2,082	2,082
Portugal Telecom, S.G.P.S., S.A. (Portugal)	9.86%	13,713	12,513	6,734	582	456	544
Medi Telecom, S.A. (Morocco)	32.18%	1,217	951	464	30	95	N/A
Hispasat, S.A. (Spain)	13.23%	716	335	138	47	50	N/A
Other						94

TOTAL						2,777

December 31, 2007	Millions of euros
					Profit/
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Telco, S.p.A. (Italy) (*)	42.30%	8,769	3,645	—	(36)	2,314	2,314
Portugal Telecom. S.G.P.S., S.A. (Portugal)	9.16%	13,578	11,249	6,165	1,010	606	839
Medi Telecom. S.A. (Morocco)	32.18%	1,275	1,023	447	24	91	N/A
Hispasat. S.A. (Spain)	13.23%	645	308	117	25	45	N/A
Other						132

TOTAL						3,188

(*)
Through this company. Telefónica effectively has an indirect stake in Telcom Italia. S.p.A.’s voting shares at December 31, 2008 of approximately 10.36%, representing 15% of the dividend rights (9.98% and 6.88%, respectively, at December 31, 2007).

The detail of the movement in investments in associates in 2008 and 2007 was the following:

Investments in associates	Millions of euros
Balance at 12/31/06	959
Acquisitions	2,369
Disposals	(148)
Inclusion of companies	(9)
Translation differences	(3)
Income (loss)	140
Dividends	(218)
Transfers and other	98

Balance at 12/31/07	3,188

Acquisitions	4
Disposals	(55)
Inclusion of companies	1
Translation differences	(45)
Income (loss)	(161)
Dividends	(65)
Transfers and other	(90)

Balance at 12/31/08	2,777

Results for 2008 include the impact of the write-down of Telco. S.p.A.’s investment in Telecom Italia S.p.A. To estimate the impact, the Telefónica Group took the estimated synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia S.p.A. The amount shown in “Share of profit (loss) of associates” in the income statement for 2008 reflects a 209 million euros loss in this respect (146 million euros after the related tax effect) at Telefónica, S.A.
“Acquisitions” at December 31, 2008 and 2007 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2007 includes the acquisition of an indirect holding in Telecom Italia through the investment in Telco S.p.A. for 2,314 million euros.
Disposals in 2008 include the disposal of a 0.476% stake in Portugal Telecom. S.G.P.S.. S.A. The Telefónica Group’s effective shareholding in this company at December 31, 2008 was 9.857%.
Disposals in 2007 include the disposal of a 1.809% stake in Portugal Telecom. S.G.P.S.. S.A. Telefónica’s stake in this company at December 31, 2007. following the disposal and a capital decrease carried out by Portugal Telecom in the year, was 9.16%.
Among dividends in 2007 were those paid by Portugal Telecom. S.G.P.S.. S.A.. consisting of a cash and non-cash dividend via the distribution of 0.176067 shares of Portugal Telecom Multimedia S.G.P.S.. S.A. per share of Portugal Telecom S.G.P.S.. S.A. held. Therefore. Telefónica received a total of 16,879,406 shares of this company. representing 5.46% of its share capital. These shares were classified as available-for-sale financial assets (see Note 13). These shares had a total market value at the date of distribution of 155 million euros.

“Long-term loans to associates” includes a balance of 49 million euros with Medi Telecom (74 million euros at December 31, 2007). “Short term loans to associates” at December 31, 2008 includes loans with Ipse 2000 S.p.A. and Medi Telecom, S.A. for amounts of 25 and 28 million euros. respectively (25 and 1 million euros. respectively. at December 31, 2007).
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Servicios de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel. N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group using proportionate consolidation.
The contributions of Brasilcel, N.V. to the Telefónica Group’s 2008, 2007 and 2006 consolidated balance sheets and income statements are as follows:

	Millions of euros
	2008	2007	2006
Current assets	1,234	1,193	915
Non-current assets	4,616	4,358	3,348
Current liabilities	1,351	1,328	1,071
Non-current liabilities	1,212	644	782
Operating revenue	2,662	2,152	2,077
Operating expenses	2,063	1,778	2,097
(10)	RELATED PARTIES
Significant shareholders:
The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:
•	Financing transactions arranged on an arm’s length basis, with approximately 436 million euros drawn down at December 31, 2008 (367 million euros at December 31, 2007).

•	Time deposits amounting to 355 million euros at December 31, 2008 (364 million euros at December 31, 2007).

•	Derivative transactions contracted on an arm’s length basis, for a total nominal amount of approximately 6,930 million euros at December 31, 2008 (7,160 million euros at December 31, 2007).

•	Guarantees granted by BBVA for approximately 13 million euros at December 31, 2008 (18 million euros at December 31, 2007).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, on an arm’s length basis.

•	In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group (see Note 5).

Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising the consolidated group:
•	Financing transactions arranged on an arm’s length basis, with approximately 682 million euros drawn down at December 31, 2008 (247 million euros at December 31, 2007).

•	Time deposits amounting to 368 million euros at December 31, 2008 (1,022 million euros at December 31, 2007).

•	Derivative transactions arranged on an arm’s length basis, for a total nominal amount of approximately 1 million euros in 2007, with no amounts in 2008.

•	Guarantees granted for 1 million euros in 2008.

•	The telecommunications services rendered by Telefónica Group companies to la Caixa group companies on an arm’s length basis.
Associates and joint ventures:
The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated balance sheet and income statement were detailed in Note 9.
Directors and senior executives
In the financial years to which the accompanying annual financial statements refer, the directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company.
Compensation and other benefits paid to members of the Board of Directors and senior executives. as well as the detail of the equity interests held in companies engaging in an activity that is identical. similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties. are detailed in Note 21 of these consolidated financial statements.
(11)	TRADE AND OTHER RECEIVABLES
The breakdown of this consolidated balance sheet heading at December 31, 2008 and 2007 is as follows:

	Balance at	Balance at
Millions of euros	12-31-08	12-31-07
Trade receivables	10,116	10,393
Receivables from associates (Note 9)	120	74
Other receivables	585	590
Bad debt reserves	(2,196)	(2,070)
Short-term prepayments	690	675

Total	9,315	9,662

Public-sector trade receivables in the countries in which the Group operates at December 31, 2008 and 2007 amounted to 539 million and 483 million euros, respectively.

The breakdown of trade receivables at December 31, 2008 and 2007 is as follows:

Millions of euros	12-31-2008	12-31-2007
Trade receivables billed	7,153	7,835
Trade receivables unbilled	2,963	2,558

Total	10,116	10,393

The movement in the reserve for bad debt in 2008 and 2007 is as follows:

Millions
of euros
Bad debt reserve at December 31, 2006	1,961

Allowances	774
Retirements/amount applied	(637)
Inclusion of companies	19
Exclusion of companies	(9)
Translation differences	(38)

Bad debt reserve at December 31, 2007	2,070

Allowances	1,232
Retirements/amount applied	(926)
Inclusion of companies	6
Translation differences	(186)

Bad debt reserve at December 31, 2008	2,196

The balance of trade receivables billed net of provisions at December 31, 2008 amounted to 4,957 million euros (5,695 million euros at December 31, 2007). of which 2,642 million euros were not yet due 3,679 million euros at December 31, 2007).
Of the amounts due, only net amounts of 216 and 241 million euros are over 360 days at December 31, 2008 and 2007, respectively. They are mainly with the public sector.

(12)	EQUITY
The movement in items comprising “Equity” in 2008, 2007 and 2006 is as follows:

	Attributable to equity holders of the parent
		Share	Share		Revaluation		Retained	Translation		Minority
Millions of euros	No. of shares	capital	premium	Legal reserve	reserve	Treasury shares	earnings	differences	Total	interests	Total equity
Balance at December 31, 2005	4,921,130,397	4,921	1,671	920	1,358	(373)	2,410	1,826	12,733	3,425	16,158

Dividends paid	—	—	—	—	—	—	(2,627)	—	(2,627)	(569)	(3,196)
Net movement in treasury shares	—	—	1,198	—	—	44	(537)	—	705	—	705
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(283)	(283)
Income and expense recognized in the year	—	—	—	64	—	—	6,584	(302)	6,346	241	6,587
Other movements	—	—	—	—	—	—	21	—	21	9	30

Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001

Dividends paid	—	—	—	—	—	—	(3,077)	—	(3,077)	(324)	(3,401)
Net movement in treasury shares	—	—	(13)	—	—	(2,105)	(13)	—	(2,131)	—	(2,131)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(95)	(95)
Share cancellation	(147,633,912)	(148)	(2,054)	—	—	2,202	—	—	—	—	—
Income and expense recognized in the year	—	—	—	—	—	—	9,585	(1,427)	8,158	265	8,423
Other movements	—	—	(280)	—	(1,178)	—	1,455	—	(3)	61	58

Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855

Dividends paid	—	—	—	—	—	—	(4,165)	—	(4,165)	(333)	(4,498)
Net movement in treasury shares	—	—	1,074	—	—	(3,151)	(232)	—	(2,309)	—	(2,309)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(42)	(42)
Share cancellation	(68,500,000)	(68)	(1,136)	—	—	1,204	—	—	—	—	—
Income and expense recognized in the year	—	—	—	—	—	—	7,320	(3,708)	3,612	(114)	3,498
Other movements	—	—	—	—	(8)	—	(24)	—	(32)	90	58

Balance at December 31, 2008	4,704,996,485	4,705	460	984	172	(2,179)	16,700	(3,611)	17,231	2,331	19,562

•	Share capital and share premium
At December 31, 2008, Telefónica. S.A.’s share capital amounted to 4,704,996,485 euros and consisted of 4,704,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In the first quarter of 2008, Telefónica. S.A. completed the procedure to delist its shares from the Paris and Frankfurt stock exchanges begun in 2007.
With respect to authorizations given regarding share capital, on June 21, 2006, authorization was given at the General Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and. in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.
In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2008, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008 and 2009.
In addition, on April 22, 2008, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

Finally, on July 15, 2008, the deed of capital reduction formalizing the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on April 22, 2008, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorized by the Shareholders’ Meeting. As a result, 68,500,000 Telefónica S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 68,500,000 euros, Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,704,996,485 euros. It was likewise decided, at the same time. as permitted by Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of same Law, to record a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The reserve for cancelled share capital amounts to 357 million euros. The cancelled shares were delisted on July 23, 2008.
Proposed appropriation of profit attributable to equity holders of the parent
Telefónica, S.A. obtained 2,700 million euros of profit in 2008.
At its meeting of September 24, 2008, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2008 profit of a fixed gross 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 12, 2008, and the total amount paid was 2,296 million euros.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2008 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	2,700

Interim dividend (paid in November 2008)	2,296
Goodwill reserve	2
Voluntary reserves	402

Total	2,700

•	Dividends
Dividends paid in 2008
At its meeting held on April 22, 2008, the Company’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.
In addition, as indicated above, in November an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.
In accordance with Article 216 of the Spanish Corporations Law, the following table shows the provisional statement issued the existence of sufficient liquidity at the time the resolution to distribute this dividend was adopted.

Millions
Liquidity statement at September 19, 2008	of euros

Income from January 1 through December 31, 2008	3,720

Mandatory appropriation to reserves	1
Distributable income	3,719

Proposed interim dividend (maximum amount)	2,352

Cash position at September 19, 2008
Funds available for distribution
Cash and cash equivalents	2,410
Unused credit facilities	5,578
Proposed interim dividend (maximum amount)	(2,352)
Difference	5,636
The Company manages its liquidity risks (see Note 16) in order to have cash available for the following year.
Dividends paid in 2007
At its meeting held on May 10, 2007, the Company’s Board of Directors resolved to pay an additional dividend charged against 2006 profit of a gross 0.30 euros per share. A total of 1,425 million euros was paid in May.
In addition, in November an interim dividend against 2007 profit of a gross 0.35 euros per share was paid, entailing a total payment of 1,652 million euros.
c)	Reserves
Legal reserve
According to the revised text of Spanish Corporation Law, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2008 this reserve has been duly set aside.
Revaluation reserves
The balance of “Revaluation reserve” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.
The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros in 2008 (1,178 million euros in 2007) corresponding to reserves subsequently considered unrestricted has been reclassified under “Other reserves.”
Retained earnings
These reserves include undistributed profits from previous years of companies comprising the consolidated Group less interim dividends paid against profit for the year.
d)	Translation differences on consolidation
The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions (see Note 3.b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments.
The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized in “Consolidation reserves.”
The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2008	2007	2006
Telefónica Latin America	(834)	669	986
Telefónica Europe	(2,793)	(619)	635
Other adjustments and intra-group eliminations	16	47	(97)

Total Telefónica Group	(3,611)	97	1,524

e)	Treasury shares
At December 31, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica. S.A. parent company:

		Euros per share		Market Value
		Acquisition	Trading	Millions
	No. of shares	price	price	of euros	%
Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%
Telefónica S.A. owns the only treasury shares in the Group. No other group company owns any Telefónica treasury shares.

The following transactions involving treasury shares were carried out in 2008 and 2007:

No. of shares

Treasury shares at 12/31/06	75,632,559

Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica. S.A. shares for Telefónica Móviles. S.A. shares	(147,633,912)

Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

The amount paid to acquire own equity instruments in 2008 was 2,225 million euros (2,324 million euros in 2007). Meanwhile, 1 million euros of treasury shares were sold in 2008 (210 million euros in 2007).
At December 31, 2008, the Group held put options on 6 million treasury shares. At December 31, 2007 there were no call or put options on Telefónica, S.A. shares.
f)	Minority interests
“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2008, 2007 and 2006 consolidated balance sheets are as follows:

					Acquisitions of
		Capital			minority
		Contributions	Profit	Change in	interests and
	Balance at	and inclusion	(loss)for	Translation	exclusion of	Dividends	Other	Balance at
Millions of euros	12-31-07	of companies	the year	differences	companies	paid	movements	12-31-08
Telefónica O2 Czech Republic. a.s.	1,192	—	112	(12)	—	(197)	—	1,095
C.T. Chile. S.A.	473	—	25	(72)	(397)	(7)	1	23
Telesp Participaçoes. S.A.	464	—	127	(93)	—	(113)	—	385
Brasilcel (Holdings)	545	348	61	(163)	—	(12)	(5)	774
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	19	—	4	—	—	(2)	(1)	20
Iberbanda. S.A.	11	8	(10)	—	—	—	—	9
Colombia de Telecomunicaciones. S.A., ESP	—	—	(89)	—	—	—	89	—
Other	26	—	4	(3)	(1)	(2)	1	25

Total	2,730	356	234	(343)	(398)	(333)	85	2,331

				Acquisitions of
				minority
	Balance		Change in	interests and			Balance
	at	Profit (loss)	translation	exclusion of	Dividends	Other	at
Millions of euros	12-31-06	for the year	differences	companies	paid	movements	12-31-07
Telefónica O2 Czech Republic. a.s.	1,239	92	14	—	(153)	—	1,192
C.T. Chile. S.A.	515	25	(28)	(31)	(8)	—	473
Telesp Participaçoes. S.A.	445	119	35	—	(135)	—	464
Endemol. N.V.	54	11	—	(45)	(20)	—	—
Brasilcel (Holdings)	493	19	35	—	(2)	—	545
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	17	4	—	—	(2)	—	19
Iberbanda. S.A.	21	(12)	—	—	—	2	11
Colombia de Telecomunicaciones. S.A.. ESP	—	(50)	—	—	—	50	—
Other	39	5	(4)	(19)	(4)	9	26

Total	2,823	213	52	(95)	(324)	61	2,730

					Acquisitions of
		Capital			minority
	Balance	contributions		Change in	interests and
	at	and inclusion	Profit (loss)	translation	exclusion of	Dividends	Other	Balance at
Millions of euros	12-31-05	of companies	for the year	differences	companies	paid	movements	12-31-06
Telefónica O2 Czech Republic. a.s.	1,274	—	55	66	—	(156)	—	1,239
C.T. Chile. S.A.	546	—	41	(92)	(28)	(18)	66	515
Telesp Participaçoes. S.A.	459	3	136	(13)	(6)	(134)	—	445
Telefónica Móviles. S.A.	392	—	89	(32)	(254)	(195)	—	—
Telefónica Publicidad e Información. S.A.	99	—	13	(5)	(49)	(58)	—	—
Endemol. N.V.	35	—	24	—	—	(3)	(2)	54
Brasilcel (Holdings)	493	13	(3)	(10)	—	—	—	493
Fonditel Entidad Gestora de Fondos de Pensiones. S.A.	15	—	3	—	—	(1)	—	17
Iberbanda. S.A.	—	33	(12)	—	—	—	—	21
Other	112	5	—	(19)	—	(4)	(55)	39

Total	3,425	54	346	(105)	(337)	(569)	9	2,823

2008
The main variation in 2008 relates to the acquisition of CTC’s minority interests (see Note 2), which decreased the balance of “Minority interests” by 397 million euros, and to the acquisition of the Telemig Group companies, which increased the balance by 335 million euros.
Also worth highlighting was the movement caused by the dividends paid by Telefónica O2 Czech Republic, a.s. operators, of 197 million euros, and by Telesp Participaçoes, S.A., of 113 million euros.
2007
Movements in minority interests in 2007 included the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A., as well as the profit (loss) for the year attributable to minority interests.

2006
Movements in minority interests in 2006 included the acquisition of the Telefónica Móviles Group’s minority interests in the merger, for 254 million euros, and the disposal of the Telefónica Publicidad e Información Group, for 49 million euros.
g)	Gains and losses recognized in equity
The movement in gains and losses recognized in equity in 2008, 2007 and 2006 is as follows:

	Gain (loss) on
	measurement of				Share of gain (loss)
	available-for-sale			Gain (loss) on defined	recognized directly in
	investments	Gains (loss) on hedges	Translation differences	benefit plans	equity	Tax effect	Total

Balance at December 31, 2005	(34)	(217)	2,261	—	2	45	2,057

Gain/(loss) arising in the year	584	(4)	(362)	112	(153)	(133)	44
Gain/(loss) reclassified to the income statement	—	14	(45)	—	—	(5)	(36)

Balance at December 31, 2006	550	(207)	1,854	112	(151)	(93)	2,065

Gain/(loss) arising in the year	(75)	875	(1,358)	54	(3)	(291)	(798)
Gain/(loss) reclassified to the income statement	107	17	(17)	—	—	(5)	102

Balance at December 31, 2007	582	685	479	166	(154)	(389)	1,369

Gain/(loss) arising in the year	(1,167)	1,302	(4,051)	(182)	(59)	8	(4,149)
Gain/(loss) reclassified to the income statement	(142)	50	—	—	—	(87)	(179)

Balance at December 31, 2008	(727)	2,037	(3,572)	(16)	(213)	(468)	(2,959)

(13)	FINANCIAL ASSETS AND LIABILITIES
The breakdown of financial assets of the Telefónica Group at December 31, 2008 and 2007 is as follows:

	Millions of euros
	Fair value through profit or loss					Total
	Held for		Available-			Carrying	Total fair
December 31, 2008	trading	Fair value option	for-sale	Amortized cost	Hedges	amount	value
Non-current financial assets	1,182	92	2,327	1,371	2,404	7,376	7,642

Equity investments	—	—	1,584	—	—	1,584	1,585
Long-term credits	—	88	743	771	—	1,602	1,470
Long-term prepayments	—	—	—	92	—	92	92
Deposits and guarantees	—	—	—	905	—	905	905
Derivative instruments	1,182	4	—	—	2,404	3,590	3,590
Provisions	—	—	—	(397)	—	(397)	—

Current financial assets	700	273	181	4,951	388	6,493	6,605

Financial investments	700	273	181	674	388	2,216	2,328
Cash and cash equivalents	—	—	—	4,277	—	4,277	4,277

Total financial assets	1,882	365	2,508	6,322	2,792	13,869	14,247

	Millions of euros
	Fair value through profit or loss					Total
	Held for		Available-			carrying	Total fair
December 31, 2007	trading	Fair value option	for-sale	Amortized cost	Hedges	amount	value
Non-current financial assets	525	52	2,701	1,461	1,080	5,819	5,866

Equity investments	122	—	2,113	—	—	2,235	2,235
Long-term credits	—	52	588	932	—	1,572	1,608
Long-term prepayments	—	—	—	97	—	97	84
Deposits and guarantees	—	—	—	813	—	813	456
Derivative instruments	403	—	—	—	1,080	1,483	1,483
Provisions	—	—	—	(381)	—	(381)	—

Current financial assets	151	284	6	6,187	59	6,687	6,687

Financial investments	151	284	6	1,122	59	1,622	1,622
Cash and cash equivalents	—	—	—	5,065	—	5,065	5,065

Total financial assets	676	336	2,707	7,648	1,139	12,506	12,553

The fair value of “Equity investments” is measured taking the year-end listing price (1,503 million euros in 2008 and 2,128 million euros in 2007). Other equity investments where there is no active market have been measured at cost less any impairment losses.
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate for each currency and subsidiary of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
Derivatives are measured using the valuation techniques and models normally used in the market, based on the money-market curves and volatility prices available in the market.

Non-current financial assets
The movement in items composing “Non-current financial assets” and the related provision at December 31, 2008 and 2007 are as follows:

Millions of euros
			Derivative	Deposits and
		Long-term	financial	guarantees	Long-term
	Investments	credits	assets	given	prepayments	Provisions	Total
Balance at 12/31/06	2,211	1,555	1,001	685	132	(360)	5,224

Acquisitions	11	550	632	169	71	(17)	1,416
Disposals	(54)	(273)	(650)	(62)	(147)	(2)	(1,188)
Exclusion of companies	—	(1)	(3)	(51)	—	—	(55)
Translation differences	11	13	(2)	49	(3)	—	68
Fair value adjustments	95	(60)	508	2	75	—	620
Transfers	(39)	(212)	(3)	21	(31)	(2)	(266)

Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819

Acquisitions	1,124	793	1,049	201	42	(40)	3,169
Disposals	(664)	(433)	—	(66)	(18)	22	(1,159)
Inclusion of companies	—	9	—	63	—	(1)	71
Translation differences	(8)	(114)	131	(107)	(4)	2	(100)
Fair value adjustments	(1,095)	(34)	1,172	—	(7)	1	37
Transfers	(8)	(191)	(245)	1	(18)	—	(461)

Balance at 12/31/08	1,584	1,602	3,590	905	92	(397)	7,376

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).
Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 314 million euros (607 million euros at December 31, 2007), representing 0.97% of its share capital.
In January 2008, Telefónica, S.A., through its Telefónica Internacional, S.A.U. subsidiary, signed an agreement to acquire an additional stake of approximately 2.22% in Chinese telecommunications company China Netcom Group Corporation (Hong Kong) Limited (CNC). On September 22, it carried out this purchase for approximately 313 million euros.
In addition, in September Telefónica Internacional, S.A.U. reached another agreement to acquire an additional stake of approximately 5.74% of CNC’s share capital.
This acquisition was structured in two tranches: the first, carried out in September, entailed shares representing 2.71% of CNC for approximately 374 million euros, and the second, carried out after the merger between CNC and China Unicom (Hong Kong) Limited (“CU”), entailed shares of the new company representing up to 3.03% of CNC’s share capital.
On October 14, 2008 the merger between these companies was carried out. The exchange ratio applied in calculating the number of shares corresponding to the new company arising from the merger between CNC and CU was 1,508 shares of the new company for each year of the former company.
Once the merger was completed, the second tranche was carried out. requiring an investment by the Telefónica Group of approximately 413 million euros.

After these acquisitions and the merger, the Telefónica Group’s stake in CU at December 31, 2008 stood at approximately 5.38%, recognized at December 31, 2008 at approximately 1,102 million euros.
In 2008, Telefónica tendered all the shares it owned in Sogecable, S.A. in the takeover bid launched for this company by the Prisa Group. The amount received from the sale was 648 million euros. This investment was included in the balance sheet at December 31, 2007 in “Investments” under “Non-current financial assets,” for 634 million euros. The gain obtained on the sale was 143 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).
On November 7, 2007 Portugal Telecom, S.G.P.S., S.A. granted a dividend in kind whereby Telefónica, S.A. obtained the right to receive 0.176067 shares of PT Multimedia, S.G.P.S., S.A. (listed on the Lisbon Stock Exchange and whose main shareholder was Portugal Telecom) for each share of Portugal Telecom held by the Group. The valuation of the shares received at the distribution date was 9.18 euros per share.
Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any impairment losses.
“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 792 million and 640 million euros at December 31, 2008 and 2007, respectively, carried at market value. It also includes the long-term loans to associates described in Note 9, and the financing granted to Sogecable in accordance with the commitments related to the integration of the satellite platforms, totaling 147 million euros (201 million euros at December 31, 2007).
“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).
“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 905 million euros at December 31, 2008 (813 million euros at December 31, 2007). These deposits will decrease as the respective obligations they guarantee are reduced.
Current financial assets
This heading in the accompanying consolidated balance sheet at December 31, 2008 and 2007 includes mainly the following items:
•
“Current financial assets” recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 276 million euros at December 31, 2008 (290 million euros at December 31, 2007). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•
Derivative financial assets with short term maturity not used to hedge non-current balance sheet items, which amounted to 1,086 million euros (210 million euros in 2007). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

•
Short-term deposits and guarantees. These amounted to 125 million euros at December 31, 2008 (226 million euros at December 31, 2007, including the downpayment for the acquisition of Navy Tree Participaçoes, S.A. for 102 million euros).

•	Current investments are cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”
Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.
Financial liabilities
The composition of this heading at December 31, 2008 and 2007 is as follows:

	Balance at	Balance at
Millions of euros	12/31/2008	12/31/2007
Issues	30,079	30,057
Interest-bearing debt	22,926	23,665
Other financial liabilities	183	206

Total	53,188	53,928

Total non-current	45,088	46,942
Total current	8,100	6,986
The maturity profile of financial liabilities at December 31, 2008 is as follows:

	Maturity
						Subsequent
(Millions of euros)	2009	2010	2011	2012	2013	years	Total
Debentures and bonds	2,006	4,057	3,205	1,859	4,192	11,111	26,430
Promissory notes & commercial paper	1,595	—	—	—	—	—	1,595
Other marketable debt securities	—	—	115	—	—	1,939	2,054
Interest-bearing debt	4,499	2,054	6,467	3,781	1,686	4,439	22,926

Other financial liabilities	—	—	—	—	—	183	183

TOTAL	8,100	6,111	9,787	5,640	5,878	17,672	53,188

•
The estimate of future interest that would accrue on the Group’s financial liabilities at December 31, 2008 is as follows: 2,429 million euros in 2009, 2,193 million euros in 2010; 1,827 million euros in 2011, 1,533 million euros in 2012, 1,286 million euros in 2013 and 8,714 million euros in years after 2013. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2008.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative market value) and exclude the fair value of derivatives classified as financial assets (i.e., those with a positive market value, of 1,086 million euros).

The composition of the Group’s financial liabilities by category at December 31, 2008 and 2007 is as follows:

Millions of euros

	Fair value through profit or loss		Liabilities at		Total
	Held for	Fair value	Amortized		carrying	Total fair
December 31, 2008	trading	option	cost	Hedges	amount	value
Issues	—	—	30,079	—	30,079	28,203
Interest-bearing debt	1,013	3	19,930	1,980	22,926	22,253
Other financial liabilities	—	—	183	—	183	183

Total financial liabilities	1,013	3	50,192	1,980	53,188	50,639

Millions of euros
	Fair value through profit or loss		Liabilities at		Total
	Held for	Fair value	amortized		Carrying	Total fair
December 31, 2007	trading	option	cost	Hedges	amount	value
Issues	—	—	30,057	—	30,057	30,420
Interest-bearing debt	292	—	20,822	2,551	23,665	24,179
Other financial liabilities	—	—	206	—	206	206

Total financial liabilities	292	—	51,085	2,551	53,928	54,805

Some of the financing arranged by various Telefónica group companies may be subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a)	Issues
The movement in issues of debentures, bonds and other marketable debt securities in 2008 and 2007 is as follows:

			Promissory
	Domestic	Foreign	notes &	Other
	currency	currency	commercial	marketable
Millions of euros	issues	issues	paper	debt securities	Total
Balance at 12/31/06	11,759	12,531	2,581	2,271	29,142
New issues	2,031	2,178	1,026	114	5,349
Redemptions, conversions and exchanges	(1,504)	(252)	(1,507)	(374)	(3,637)
Revaluation and other movements	(570)	(399)	102	70	(797)

Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057

New issues	1,247	70	14	15	1,346
Redemptions, conversions and exchanges	(737)	(448)	(643)	(22)	(1,850)
Changes in consolidation scope	—	4	—	—	4
Revaluation and other movements	1,405	(885)	22	(20)	522

Balance at 12/31/08	13,631	12,799	1,595	2,054	30,079

Debentures, bonds and other marketable debt securities
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.
Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2008 and 2007, as well as the significant issues made in each year.
Promissory notes & commercial paper
At December 31, 2008 and 2007, Telefónica, S.A. had a promissory note program for issuance of up to 2,000 million euros. The outstanding balance at December 31, 2008 was 741 million euros (937 million euros at December 31, 2007), carrying an average interest rate of 4.49% (4.50% at December 31, 2007).
On January 20, 2006, Telefónica, S.A. issued debt instruments maturing on January 3, 2011 (“Loan Notes”), recognized under “Promissory notes & commercial paper,” using the proceeds to carry out the acquisition of shares of O2, Plc in 2005. The nominal outstanding amount at December 31, 2008 was 59 million pounds sterling (79 million pounds sterling in 2007, equivalent to 107 million euros).
At December 31, 2008, Telefónica Europe, B.V. had a commercial paper program secured by Telefónica, S.A. for issuance of up to 2,000 million euros. The outstanding balance on this program at December 31, 2008 was 840 million euros, carrying at an average interest rate of 3.7037%.

Other marketable debt securities
This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:
•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.
b)	Interest-bearing debt
The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/08			Balance at 12/31/07
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Loans and other payables	3,752	16,178	19,930	3,069	17,753	20,822
Derivative financial liabilities (Note 16)	747	2,249	2,996	527	2,316	2,843

Total	4,499	18,427	22,926	3,596	20,069	23,665

The average interest rate on outstanding loans and other payables at December 31, 2008 was 4.28% (5.29% in 2007). This percentage does not include the impact of hedges arranged by the group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2008 and 2007 and their nominal amounts are provided in Appendix IV.
Interest-bearing debt arranged in 2008 mainly includes the following:
•
On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, which was structured in two tranches. Tranche A, for 125 million US dollars, entailed bilateral financing with the Inter-American Development Bank (IDB) maturing in 7 years. Tranche B entailed a 5-year 475 million US dollar syndicated credit facility with a group of banks, in which the IBD acted as agent bank.

•
On January 30, 2008, Telefónica Finanzas, S.A.U. (Telfisa) drew down the 450 million euros of facilities arranged with the European Investment Bank (EIB) related to the “Telefónica Mobile Telephony II” project, of which 375 million euros mature in seven years and the remaining 75 million euros in eight years.

•	On February 1, 2008, Vivo, S.A. drew down an additional 181 million euros of the financing arranged with the EIB on October 31, 2007 and maturing on December 19, 2014.

•	On May 1, 2008, Vivo, S.A. drew down an additional 750 million Brazilian reais of the financing arranged with the Brazilian Development Bank (BNDES) on August 9, 2007 and maturing on August 15, 2014.

•	On June 9, 2008, Compañía de Telecomunicaciones de Chile, S.A. (CTC) extended the maturity of a 150 million US dollar syndicated loan to May 13, 2013.

•	On October 28, 2008, Telesp drew down an additional 886 million Brazilian reais of the financing arranged with the BNDES on October 23, 2007 and maturing on May 15, 2015.
The main repayments or maturities of bank interest-bearing debt in 2008 and 2007 are as follows:
•
Telefónica, S.A. made the payments on the structured finance deal arranged on April 26, 2004 due in 2008, for an aggregate amount of approximately 75 million US dollars (75 million US dollars in 2007).

•
Telefónica Finanzas, S.A. (Telfisa) made the payments on certain finance deals arranged with the EIB due in 2008 for an amount equal to approximately 502 million euros (114 million euros in 2007). Meanwhile, 440 million euros of other related financing matured.

•
In 2007, Telefónica Europe, B.V. repaid ahead of schedule Tranches A and C of the syndicated credit facility signed originally on October 31, 2005 to acquire shares of O2 for an original amount of 18,500 million pounds sterling. The repayment of these two tranches amounted to 1,750 million pounds sterling.

•
In 2007, Telefónica, S.A. made a series of payments in advance on the syndicated multicurrency loan arranged on July 6, 2004 for 3,000 million euros. The repayments were 1,800 million euros and 850 million US dollars.

At December 31, 2008, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,400 million euros (over 9,250 million euros at December 31, 2007).

Foreign-currency loans
Foreign-currency loans at December 31, 2008 and 2007, along with the equivalent value in euros, are as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12-31-08	12-31-07	12-31-08	12-31-07
US dollars	3,267	4,167	2,444	2,833
Brazilian reais	3,228	1,537	992	590
Argentine pesos	51	631	11	136
Colombian pesos	7,819,166	7,700,091	2,502	2,595
Yen	58,832	81,326	467	493
Chilean peso	176,163	99,678	199	231
New soles	1,096	1,014	251	230
Pounds sterling	1,383	2,205	1,452	3,008
Czech crown	389	—	14	—
Other currencies			6	7

Total	N/A	N/A	8,338	10,123

c)	Other financial liabilities
This heading includes financial commitments at December 31, 2008 and 2007, most notably the purchase commitment with minority shareholders in Colombia de Telecomunicaciones, S.A., ESP, valued at 183 and 206 million euros, respectively (see Note 21).
(14)	TRADE AND OTHER PAYABLES
The composition of “Trade and other payables” is as follows:

	12-31-2008		12-31-2007
Millions of euros	Non-current	Current	Non-current	Current
Trade payables	—	7,845	—	8,642
Advances received on orders	—	94	—	87
Other payables	582	4,316	430	4,394
Deferred income	535	1,214	585	1,349
Payable to associates	—	182	—	84

Total	1,117	13,651	1,015	14,556

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement. These will be recognized as revenue over the estimated customer relationship period (see Note 3.o).

The detail of “Other payables” under “Current liabilities” at December 31, 2008 and 2007 is as follows:

	Balance at	Balance at
Millions of euros	31-12-08	31-12-07
Dividends payable by Group companies	157	201
Payables to suppliers of property, plant and equipment	2,915	2,094
Guarantees and deposits	51	45
Accrued employee benefits	595	737
Other non-financial non-trade payables	598	1,317

Total	4,316	4,394

(15)	PROVISIONS
The amounts of provisions in 2008 and 2007 are as follows:

	12-31-2008			12-31-2007

Millions of euros	Current	Non-current	Total	Current	Non-current	Total

Employee benefits:	791	4,002	4,793	936	4,634	5,570
- Post-employment plan	781	2,993	3,774	917	3,667	4,584
- Post-employment defined benefit plans	—	741	741	12	718	730
- Other benefits	10	268	278	7	249	256
Other provisions	315	1,419	1,734	339	1,527	1,866

Total	1,106	5,421	6,527	1,275	6,161	7,436

Employee benefits
a)	Post-employment plans
In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.
In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that included up to 15,000 job losses in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2007 and 2006, the Company approved a total of 1,102 and 2,985 requests for voluntary severance, respectively, for which provisions amounting to 361 million and 934 million euros, respectively, were allocated (see Note 19), with a charge to “Personnel expenses” in the consolidated income statement.
The entire plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros.
Provisions recorded for this plan at December 31, 2008 and 2007 amounted to 2,689 and 2,976 million euros, respectively.

Furthermore, at December 31, 2008 the Group had recorded provisions totaling 1,085 million euros (1,608 million euros at December 31, 2007) for other planned adjustments to the workforce and plans prior to 2003.
The companies bound by these commitments calculated provisions required at 2008 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.
The Group made further efforts in 2007 to adapt headcount in line with the integration of its businesses, for which it recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).
The movement in provisions for post-employment plans in 2008 and 2007 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/06	4,367

Additions	1,277
Retirements/amount applied	(1,105)
Transfers	53
Translation differences	(8)

Provisions for post-employment plans at 12/31/07	4,584

Additions	321
Retirements/amount applied	(1,121)
Transfers	1
Translation differences	(11)

Provisions for post-employment plans at 12/31/08	3,774

b)	Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

	Millions of euros
12-31-2008	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	485	188	620	104	12	1,409
Assets	—	—	(630)	(78)	—	(708)
Asset ceiling	—	—	13	19	—	32
Net provision	485	188	10	46	12	741
Net assets	—	—	7	1	—	8

	Millions of euros
12-31-2007	ITP	Survival	O2 Group	Telesp	Other	Total
Obligation	483	152	984	99	40	1,758
Assets	—	—	(1,014)	(89)	(65)	(1,168)
Asset ceiling	—	—	7	20	14	41
Net provision	483	152	35	37	23	730
Net assets	—	—	58	7	34	99

The amount of actuarial gains and losses of these plans recognized directly in equity in 2008 and 2007 and the related tax effect are as follows:

Millions of euros	2008	2007
ITP and Survival	(61)	25
O2 Group	(85)	36
Telesp	(23)	(11)
Other	(13)	4
Total	(182)	54
The Group’s principal defined benefit plans are:
a)	Plans in Spain:
a.
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and Sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 485 million euros at December 31, 2008 (483 million euros at December 31, 2007).
b.	Survival: survivers of serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 188 million euros at December 31, 2008 (152 million euros at December 31, 2007).
These plans do not have associated assets which qualify as “plan assets” under IAS 19.
The key actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12-31-08	12-31-07	12-31-08	12-31-07
Discount rate	2.596% – 3.900%	4.224% – 4.463%	2.596% – 3.900%	4.1792%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	PERM/F 2000 C	PERM/F 2000 C
The accompanying consolidated income statement includes employee benefits expense for the service cost corresponding to current employees totaling 7 million euros in 2008 (6 million euros in 2007).
The financial expense recorded for these commitments totaled 29 million euros in 2008 (27 million in 2008).

b)	Plans in the rest of Europe:
The various O2 Group companies consolidated within the Telefónica Group have defined benefit post-employment plans, covered by qualifying assets.
The number of beneficiaries of these plans at December 31, 2008 and 2007 is as follows:

Employees	2008	2007
UK	4,636	4,650
Germany	4,964	4,963
Other	393	393
Total	9,993	10,006
The main actuarial assumptions used in valuing these plans are as follows:

	UK	Germany	Other
Nominal rate of salary increase	4.0%	3.25% – 3.80%	4.0%
Nominal rate of pension payment increase	2.8% – 3.0%	2.0% – 4.0%	2.8% – 3.0%
Discount rate	6.6%	6.2%	6.6%
Expected inflation	3.0%	2.0%	3.0%
Expected return on plan assets
- Shares	7.4%	N/A	7.4%
- UK government bonds	3.6%	N/A	3.6%
- Other bonds	6.6%	N/A	5.0%
- Rest of assets	3.6% – 7.6%	4.25% – 4.30%	3.6%
Mortality tables	Pa00mcfl0.5	Heubeck RT 2005 G	Pa00mcfl0.5
The commitments under these plans, as well as the value of the associated assets at December 31, 2008, are as follows:

Millions of euros	UK	Germany	Other	Total
Fair value of plan assets:
- Shares	321	—	19	340
- Bonds	51	—	12	63
- Rest of assets	176	51	—	227
Total fair value of plan assets	548	51	31	630
Present value of obligations	546	33	41	620
Status before asset ceiling	(2)	(18)	10	(10)
Asset ceiling	—	13	—	13
Provision on balance sheet	—	—	10	10
Balance sheet assets	2	5	—	7
In the consolidated income statement, the service costs of current employees of companies belonging to the O2 Group, net of contributions by employees, recognized as employee benefits expense amounted to 41 million euros in 2008 (34 million euros in 2007).
The financial expense recognized for discounting the commitments amounted to 52 million euros (53 million euros in 2007), which, net of the expected return on the related assets, totaling 69 million euros (70 million euros in 2007), led to financial revenues amounting to 17 million euros (17 million euros in 2007).

The movement in the present value of the commitments relating to these plans in 2008 and 2007 is as follows:

Millions of euros
Present value of obligation at 12/31/06	1,027
Translation differences	(96)
Current service cost	39
Accrued past service cost	1
Interest cost	53
Actuarial gains	(29)
Benefits paid	(11)
Present value of obligation at 12/31/07	984
Translation differences	(198)
Current service cost	42
Accrued past service cost	4
Interest cost	52
Actuarial gains	(243)
Benefits paid	(21)
Present value of obligation at 12/31/08	620
Movements in the fair value of the assets associated with these obligations are as follows.

Millions of euros
Fair value of the assets at 12/31/06	983
Translation differences	(87)
Expected return on plan assets	70
Actuarial losses	7
Company contributions	47
Employee contributions	5
Benefits paid	(11)
Fair value of the assets at 12/31/07	1,014
Translation differences	(185)
Expected return on plan assets	69
Actuarial gains	(328)
Company contributions	81
Employee contributions	1
Benefits paid	(22)
Fair value of the assets at 12/31/08	630
c)	Plans in Latin America:
Telecomunicações de São Paulo, S.A., and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.
The key actuarial assumptions used in valuing these plans are as follows:

	12-31-08	12-31-07
Discount rate	10.14%	10.77%
Nominal rate of salary increase	6.44% – 7.10%	6.59%
Expected inflation	4.90%	4.50%
Cost of health insurance	8.04%	7.64%
Expected return on plan assets	10.88% – 11.15%	9.61% – 11.15%
Mortality tables	AT 83	AT 83

Employee benefits expenses recognized in relation to current service costs, net of employee contributions at Telesp group companies, totaled 1 million euros in 2008 and 2007.
Furthermore, financial expenses recognized for discounting the cost of these commitments in 2008 and 2007 totaled 10 and 9 million euros, respectively. The expected return on plan assets generated 9 million euros and 8 million euros of finance income in 2008 and 2007, respectively, net of these expenses.
The valuations used to determine the value of obligations and plan assets, where appropriate, were performed on December 31, 2008 by external and internal actuaries. The projected unit credit method was used in all cases.
c)	Other benefits
This heading mainly includes the amount recorded by Telefónica Spain related to the amount accrued for long-service bonuses to be awarded to employees after 25 years’ service.
Other provisions
The movement in “Other provisions” in 2008 and 2007 is as follows:

Millions of euros
Other provisions at December 31, 2006	2,053
Additions	618
Retirements/amount applied	(342)
Transfers	(29)
Inclusion of companies	61
Exclusion of companies	(536)
Translation differences	41
Other provisions at December 31, 2007	1,866
Additions	448
Retirements/amount applied	(518)
Transfers	(5)
Inclusion of companies	64
Translation differences	(121)
Other provisions at December 31, 2008	1,734
“Other provisions” includes the amount recorded in 2007 in relation to the 152 million euro fine imposed on Telefónica de España, S.A.U. by the EC Anti-trust Authorities (see Note 21).
Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 200 million euros (151 million euros in 2007).
“Exclusion of companies” in 2007 mainly relates to provisions for the Endemol group, which at December 31, 2006 amounted to 486 million euros.
Finally, “Other Provisions” in 2008 and 2007 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.
(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
The Telefónica Group is exposed to various financial market risks as a result of (i) its ordinary business activity, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group are as follows:
1. Exchange rate risk
Exchange rate risks arise mainly from two sources. The first is Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro. These are largely in Latin America, but also in the Czech Republic and the UK. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company taking on the debt.
2. Interest rate risk
This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3. Share price risk
This arises from changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
The Group is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Finally, there is the so-called “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
The Telefónica Group actively manages these risks with a view to reducing changes in cash flows and the income statement, or offsetting them with opposite changes in debt. In this way, it attempts to protect the Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.

Exchange rate risk
The fundamental objective of the exchange rate risk management policy is to offset (at least partly) potential losses of cash flows caused by declines in exchange rates vis-à-vis the euro, with savings on the lower euro value of foreign-denominated debt (from currency depreciation). The degree of hedging varies depending on the type of investment.
At December 31, 2008, net debt in Latin American currencies was nearly 5,827 million euros. However, this debt is not distributed in proportion to the cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies depreciate.
The Company further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2008, the Group’s net dollar-denominated debt amounts to the equivalent of 2,222 million euros, net of the effect of the derivative contracts and financial assets in dollars, of which 1,317 million euros are related to assets in Latin America and the rest (906 million euros) are hedges of the Group’s investment in China Unicom.
To protect its investment in the Czech Republic, the Group has net debt denominated in Czech crowns, which at December 31, 2008 amounted to 3,034 million euros, nearly 75% of the original cost of the investment.
Debt in pounds sterling stands close to 2 times the OIBDA of the Telefónica Europe business unit in the UK. The aim is to maintain the same proportion as the Group’s net debt/OIBDA ratio, thereby helping to reduce its sensitivity to changes in the pound sterling/euro exchange rate. Pound sterling-denominated debt at December 31, 2008 was equivalent to 3,855 million euros, far below the 6,667 million euros at year-end 2007, partly due to the pound’s 30% depreciation in 2008 and partly to pounds sterling generated by the business.
The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether it has open positions. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining financing in local currency which does not allow for a low-cost hedge to be arranged (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
In 2008, exchange rate management resulted in gains totaling 23.7 million euros.
If the exchange rate position affecting the income statement at the end of 2008 were constant in 2009 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the euro by 10%, the impact on the income statement would be a negative 107 million euros. Nonetheless, the Group dynamically manages its exposure to such changes to mitigate their impact.
As management’s objective is not an accounting indicator, no sensitivity analysis is performed regarding potential impact of exchange rate changes on translation differences (equity).

Interest rate risk
Telefónica’s financial expenses are exposed to changes in interest rates. In 2008, the rates applied to the largest volumes of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR in nominal terms. At December 31, 2008, 43.8% of the net debt (or 46.3% of net long-term debt) was at rates fixed for more than one year, compared to 50.4% of net debt (46.3% of long-term net debt) in 2007. Of the remaining 56.2% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 28 percentage points was set for a period of more than one year (17% of long-term net debt), compared to 46 percentage points on debt at floating or fixed rates maturing in less than one year (27% of long-term debt) at December 31, 2007. This is due to the cancellation and maturity (without renewal) of an amount equivalent to 3,422 million euros of Caps and Floors in 2008 in euros, US dollars and pounds sterling in anticipation of a fall in interest rates.
In addition, in discounting early retirement liabilities the fall in interest rates led to an increase in the amount of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.
The net financial expense in 2008 totaled 2,797 million euros, slightly (1.6%) below the prior year figure (2,844 million euros). Excluding exchange rate differences, net interest expense in 2008 and 2007 was 2,821 million euros and 2,851 million euros, respectively, implying a slight 1.1% decrease in adjusted finance costs in 2008 compared to 2007. This decrease is the result of two offsetting factors: 1) a 7.6% decline in average net debt in 2008 (3,868 million euros), which led to a saving of 240 million euros; and 2) an increase in finance costs of 165 million euros as a result of a 31 bp increase in the average cost of debt, mostly because: (i) average net debt in 2008 was at higher rates than the average for 2007 due to the higher relative weight of Latin American debt and the hikes in rates in euros, pounds sterling, Czech crowns and US dollars versus 2007, and (ii) a 44 million euro decrease in non-recurring income related to positions measured at fair value. The figure for financial expenses in 2008 implies an average cost of average total net debt of 5.95%, or 6.00% stripping out exchange rate gains.
To illustrate the sensitivity of finance costs to variability in short-term interest rates, assuming a 100 basis point rise in all currencies in which there are financial positions and no change in the currency make-up and balance of the position at year end, the finance cost at December 31, 2008 would increase by 178 million euros.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
The Telefónica Group has core, long-term direct and indirect holdings in companies exposed to the risk of changes in their share price, such as PT Multimedia, S.G.P.S., S.A. (Zon), China Unicom Hong Kong, Ltd and Banco Bilbao Vizcaya Argentaria (BBVA) (see Note 9).

As part of its shareholder remuneration policy, in February 2008, Telefónica announced a plan to buy back up to 100 million shares, representing approximately 2.095% of its share capital at that time. In October 2008, Telefónica announced the extension of this program by 50%, or another 50 million shares. Telefónica Group manages the share price risk of the share buyback programs by setting the timetable for execution in accordance with the pace of cash flow generation, the share price and other market conditions, while complying with applicable legal, regulatory and bylaw limits.
At the Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for Managers and Senior Executives of Telefónica, S.A. and other Telefónica Group companies (the “PSP”). Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica, S.A. shares as a form of variable remuneration (see Note 20.a).
According to the plan, the shares may be either (a) treasury shares in Telefónica, S.A., acquired by either Telefónica, S.A. itself or any of the Telefónica Group companies, in compliance with the legal requirements in force in this connection; or (b) newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative shareholder remuneration or profit, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for the ordinary shareholder as a result of the higher number of shares outstanding.
To reduce this risk and ensure that enough shares are available, the Telefónica Group has acquired derivatives that replicate the risk profile of the shares (see Note 20).
In addition, part of the treasury shares acquired at the end of the year could be earmarked to cover the plan. At December 31, 2008, the Group held 125,561,011 shares of Telefónica, S.A. (see Note 12). The liquidation value of the treasury shares could increase or decrease depending on variations in the Telefónica share price.
Liquidity risk
Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, allowing some flexibility. In practice, this means monitoring two key criteria:
1.
Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than on dividends or acquisitions).

2.
The Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2008, the average maturity of the Group’s (42,733 million euros) net financial debt was 5.9 years. The Group would need to generate around 7,243 million euros per year to repay the debt in this period if it used all its cash for this purpose. Cash generation in 2008 amply exceeded this amount, so that if it maintains the same pace of cash generation during the average lifetime of the debt, the Group would repay the debt in its entirety before 4.67 years if it used all its cash for this purpose.
Gross debt maturities in 2009, of approximately 7,014 million euros (including the net position of derivative financial instruments), are lower than the amount of funds available, calculated as the sum of: a) current financial investments and cash at December 31, 2008 (5,408 million euros excluding derivative financial instruments), b) annual cash generation projected for 2009; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (more than 3,800 million euros at December 31, 2008). This gives the Telefónica Group flexibility with regard to tapping capital or credit markets in the next 12 months.
The principal financing transaction in 2008 (to ensure compliance with the management criteria indicated above) consisted of an issue of 1,250 million euros worth of five-year bonds with an annual coupon of 5.58% (equivalent to 94 basis points above the benchmark “5-year Mid-swap rate”). See Note 24 “Events after the balance sheet date” for a description of other financial transactions carried out as part of these measures after the end of 2008.
In 2008, the Group reduced its nets financial debt by 2,551 million euros to 42,733 million euros, extending the trend of the previous two years (45,284 and 52,145 million euros at December 31, 2007 and 2006, respectively) (see “Key performance indicators” under Note 2). Meanwhile, at December 31, 2008, the Telefónica Group had total unused credit facilities from various sources amounting to over 7,400 million euros (9,250 million euros at December 31, 2007 and 8,000 million euros at December 31, 2006).
Country risk
Telefónica has managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding this first point, Telefónica’s Latin American companies now have external net debt not guaranteed by the Spanish companies of 4,075 million euros, i.e. 9.5% of the Group’s total net financial debt, with Colombia (2,946 million euros), Brazil (1,276 million euros) and Peru (910 million euros), accounting for the bulk of the total.

Regarding the repatriation of funds, 1,839 million euros was received from Latin America in 2008, of which 1,115 million euros was from dividends and 724 million euros from inter-group loans (repayment of principal and payment of interest) and capital decreases. Meanwhile, funds were sent to Latin American, mainly Colombia (155 million euros) in connection with the Telefónica Móviles Colombia’s capital increase, and Chile (664 million euros) for the buyout of CTC’s minorities (see Note 21.b). Net funds repatriated from Latin America amount to the equivalent of 899 million euros.
In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place. The Currency Administration Commission (CADIVI) was set up to manage the exchange control system and determine authorizations of currency sales. This body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telcel, the Group’s subsidiary in Venezuela, obtained approval on 137 million US dollars under this heading in 2006, 240 million US dollars in 2007 and 365 million US dollars in 2008. The final dividend to be paid out of 2006 profit of 536 million US dollars proposed recently is pending approval. Once this is approved, the Group will seek authorization to pay the dividends related to 2007 profit. Accordingly, the Group will have to continue obtaining the necessary authorizations in future for requests submitted to the CADIVI. It expects this to occur with the same diligence and frequency as in the past, enabling it to continue carrying out its businesses in Venezuela as normal and to repatriate funds from this country.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. trades with credit entities with senior debt ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is considered to be of High Creditworthiness.
The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.
Therefore, the Group’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and execution of their business plans in their ordinary management.
For this, uniform policies, procedures, authorization lines and management practices are established for all Group companies bearing in mind the individual needs and international best practice in this area, and including the commercial credit-risk management model in the Group’s decision-making process, at both the strategic and the day-to-day operations level.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a General Framework, revised annually based on conditions of the market and countries where the Group operates. The General Framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the Company which places the bulk of the Group’s surpluses, the maximum placement in 2008 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by S&P and Moody’s, respectively.
The Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Group.
Capital management
Telefónica’s finance department, which is in charge of the Group’s capital management, takes into consideration several factors when determining the Company’s capital structure.
The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, the company monitors the financial markets and updates to standard industry approaches for calculating cost of capital (WACC, weighted average cost of capital) in determining this variable. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and through which Telefónica can match its potential cash flow generation and the alternative uses of this cash flow at all times.
These general arguments are rounded off with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining the Group’s financial structure.
Derivatives policy
At December 31, 2008, the nominal value of outstanding derivatives with external counterparties came to 141,984 million euros. This amount is just 8.6 % higher than in 2007 (130,715 million equivalent euros). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a forward rate agreement. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.
The Group’s derivatives policy emphasizes the following points:
1) Derivatives based on a clearly identified underlying.
Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with IFRS requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, i.e. hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.
2) Matching of the underlying to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of breadth to certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
Sometimes, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3) Matching the company contracting the derivative and the company that owns the underlying.
Generally, Telefónica aims to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Group companies or the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Group.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5) Sale of options only when there is an underlying exposure.
Options can only be sold when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.
For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, Telefónica would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting
The main risks that may qualify for hedge accounting are as follows:
•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.
•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.
•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.
Regarding the underlying:
•	Hedges can cover all or part of the value of the underlying.
•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.
•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the Company commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:
•	Fair value hedges.
•
Cash flow hedges, which can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to the income statement. To prevent excessive swings in the income statement from changes in time value, the hedging ratio (amount of options for hedging relative to the amount of options not treated as hedged) is assigned dynamically, as permitted by the standard.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges will be arranged by Telefónica, S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting through maturity. In fact, hedging relationships may change to allow appropriate management that serves the stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in the market’s view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Company analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model.
The main guiding principles for risk management are determined by the Telefónica Group’s Corporate Finance Department and implemented by company CFOs (responsible for balancing the interests of each company and those of the Group). The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2008, 2007 and 2006 is as follows:

(Millions of euros)	2008	2007	2006
Interest income	589	524	883
Dividends received	67	72	71
Other financial income	217	107	128
Interest expenses	(3,605)	(3,181)	(3,612)
Less: amount capitalized	232	—	—
Ineffective portion of cash flow hedges	(71)	(43)	4
Acretion of provisions and other liabilities	(453)	(200)	(138)
Changes in fair value of financial assets at fair value through profit and loss	341	25	(55)
Changes in fair value of financial liabilities at fair value through profit and loss	(115)	(4)	(24)
Transfer from equity to profit and loss from cash flow hedges	(50)	(17)	(14)
Transfer from equity to profit and loss from available-for-sale assets	(2)	(107)	—
(Gain)/loss on fair value hedges	912	75	(79)
Loss/(gain) on adjustment to items hedged by fair value hedges	(883)	(102)	41
Net finance costs excluding foreign exchange differences	(2,821)	(2,851)	(2,795)
The breakdown of the Group’s derivatives at December 31, 2008, their fair value at year-end and the expected maturity schedule is as follows:

		Maturity (notional amount)
Millions of euros	Fair value: at				Subsequent
Derivatives	12/31/08	2009	2010	2011	years	Total
Interest rate hedges	(612)	2,031	1,747	520	72	4,370
Cash flow hedges	183	2,028	493	1,749	3,505	7,775
Fair value hedges	(795)	3	1,254	(1,229)	(3,433)	(3,405)
Foreign currency hedges	519	985	2,382	793	3,717	7,877
Cash flow hedges	519	985	2,382	793	3,717	7,877
Fair value hedges	0	0	0	0	0	0
Interest and exchange rate hedges	(173)	12	458	18	399	887
Cash flow hedges	(71)	18	232	4	288	542
Fair value hedges	(102)	(6)	226	14	111	345
Hedge of net investment	(546)	(2,830)	(517)	(1,125)	(751)	(5,223)
Derivatives not designated as hedges	(868)	7,328	(627)	(578)	(164)	5,959
Interest rate	(271)	8,587	(303)	(609)	(1,100)	6,575
Foreign currency	(395)	(839)	(137)	96	1,026	146
Interest and exchange rate	(202)	(420)	(187)	(65)	(90)	(762)

The breakdown of the Group’s derivatives, their fair value at year-end and the expected maturity schedule at December 31, 2007 is as follows:

		Maturity (notional amount)
Millions of euros	Fair value: at				Subsequent
Derivatives	12/31/07	2008	2009	2010	years	Total
Interest rate hedges	(342)	118	1,033	(90)	1,009	2,070
Cash flow hedges	(278)	133	1,030	(72)	4,550	5,641
Fair value hedges	(64)	(15)	3	(18)	(3,541)	(3,571)
Foreign currency hedges	1,104	35	887	2,413	1,459	4,794
Cash flow hedges	1,168	414	887	2,413	1,459	5,173
Fair value hedges	(64)	(379)	0	0	0	(379)
Interest and exchange rate hedges	589	(123)	(217)	221	3,265	3,146
Cash flow hedges	382	481	0	224	3,307	4,012
Fair value hedges	207	(604)	(217)	(3)	(42)	(866)
Hedge of net investment	61	(1,876)	(943)	(550)	(1,396)	(4,765)
Derivatives not designated as hedges	(262)	551	(2,155)	(2,157)	3,459	(302)
Interest rate	(64)	(1,411)	(626)	(480)	2,358	(159)
Foreign currency	(270)	2,470	(1,296)	(1,539)	1,026	661
Interest and exchange rate	72	(508)	(233)	(138)	75	(804)
For hedges, the positive amount is in terms of fixed “payment”
For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.
A list of derivative products entered into at December 31, 2008 and 2007 in provided in Appendix III.
(17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 39 companies in 2008, the same as in 2007.

Modification of tax rates

In 2008, the impact of changes in the tax rates applicable to the income statements of the main Telefónica Group companies was not material.

In 2007, the applicable income tax rates were changed in several countries where the Telefónica Group operates. This included decreases in the tax rates in Spain, from 35% to 32.5% in 2007 and to 30% from January 1, 2008, in the UK from 30% to 28% in 2008, in Germany from 38.6% to 29.8% and in the Czech Republic from 24% in 2007 to 21% in 2008, 20% in 2009 and 19% in 2010.

Based on the estimates of taxable income and recovery of the deferred tax assets and liabilities on the consolidated balance sheet derived from the change in tax rates in Spain, the Company recognized an expense under “Income tax” of 36 million euros and 355 million euros in 2007 and 2006, respectively. The same reason led to a reduction in equity in 2006 of 14 million euros.

Deferred taxes
The movements in deferred taxes in 2008 and 2007 are as follows:

	Millions of euros
	Deferred	Deferred
	tax assets	tax liabilities
Balance at December 31, 2007	7,829	3,926
Increases	1,308	571
Decreases	(1,979)	(526)
Transfers	(39)	(43)
Net international movements	(159)	(352)
Company movements and others	20	—

Balance at December 31, 2008	6,980	3,576

	Millions of euros
	Deferred	Deferred
	tax assets	tax liabilities
Balance at December 31, 2006	8,701	4,700
Increases	762	339
Disposals	(1,345)	(462)
Changes to tax rates	(245)	(281)
Transfers	(28)	(56)
Net international movements	—	(122)
Company movements and others	(16)	(192)

Balance at December 31, 2007	7,829	3,926

Tax credits for loss carryforwards
The tax loss carryforwards in Spain at December 31, 2008 of the main Group companies amounted to 3,673 million euros (3,364 million euros for companies belonging to the Tax Group).
The balance sheet at December 31, 2008 includes a 410 million euro deferred tax asset corresponding to 1,368 million euros of tax loss carryforwards.
The 2002 tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years where the fair value differed from the carrying amount as a result of having implemented article 159 of the Spanish Corporation Law. The challenging of this adjustment in the tax audit of financial years 2001 to 2004 has not had any accounting impact as in accordance with past rulings by the tax authorities, which differ from the interpretation being put forward by the Company, the Company decided not to capitalize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of its stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No accounting adjustments have been made until the Company receives a definitive ruling on this procedure.
O2 Germany has tax loss carryforwards amounting to 5,251 million euros, of which 426 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings.
Unused tax credits recognized in the consolidated balance sheets of the Latin American subsidiaries at December 31, 2008 amounted to 477 million euros.
Deductions
In the consolidated balance sheet at December 31, 2008, the Group had recognized 993 million euros of unused tax credits, mainly export activity tax credits.
Temporary differences
Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. In addition, Telefónica recognizes, inter alia, temporary differences arising on the amortization of goodwill for tax purposes. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2008 and 2007 are as follows:

	Millions of euros
	2008		2007
	Deferred	Deferred	Deferred tax	Deferred tax
	tax assets	tax liabilities	Assets	liabilities
Property, plant and equipment	809	387	862	380
Intangible assets	239	2,085	55	2,469
Personnel commitments	1,325	1	1,528	17
Provisions	598	11	635	2
Investments in subsidiaries, associates and joint ventures	1,083	256	1,221	196
Other	620	836	392	862

Total	4,674	3,576	4,693	3,926

Tax payables and receivables
Current tax payables and receivables at December 31, 2008 and 2007 are as follows:

	Millions of euros
	Balance at	Balance at
	12-31-08	12-31-07
Taxes payable:
Tax withholdings	91	155
Indirect taxes	704	718
Social security	187	184
Current income taxes payable	873	561
Other	420	539

Total	2,275	2,157

	Millions of euros
	Balance at	Balance at
	12-31-08	12-31-07
Tax receivables:
Indirect tax	452	507
Current income taxes receivable	365	368
Other	153	135

Total	970	1,010

Reconciliation of book profit before taxes to taxable income
The reconciliation between accounting profit and the income tax expense for 2008, 2007 and 2006 is as follows:

	Millions of euros
	2008	2007	2006
Accounting profit before tax	10,915	10,684	6,764

Tax expense at prevailing statutory rate	3,275	3,472	2,367
Effect of statutory rate in other countries	(99)	458	199
Variation in tax expense from new taxes	12	(22)	6
Permanent differences	243	(1,893)	553
Changes in deferred tax charge due to changes in tax rate	—	(36)	355
Capitalization of tax deduction and tax relief	(175)	(200)	(1,375)
Use of loss carryforwards	(106)	(203)	(144)
Increase/(decrease) in tax expense arising from temporary differences	(2)	(8)	(46)
Consolidation adjustments	(59)	(3)	(133)
Adjustment to income tax for changes in previous year’s tax settlement	—	—	(1)

Corporate income tax charge	3,089	1,565	1,781

Breakdown of current/deferred tax expense
Current tax expense	3,371	2,152	3,116
Deferred tax benefit	(282)	(587)	(1,335)

Total corporate income tax charge	3,089	1,565	1,781

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.
In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 2) as a difference between the tax and carrying amount of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, presented in the preceding table under “Permanent differences” for 2007. Also included under “Permanent differences” for 2007 are the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros (see Note 2).
On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax and nonresident income tax (1998 to 2001). The tax audits were concluded in 2005. The final outcome of the tax assessments is not expected give rise to material additional liabilities on the Telefónica Group consolidated financial statements.
These assessments, which included settlement agreements and imposed fines on Telefónica, S.A. were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euro.
In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica, S.A. providing expert testimonies supporting its allegations. In December 2007, the parties submitted the evidence on which their cases were based.
A new tax inspection commenced in June 2006 and concluded in July 2008. The taxes inspected were corporate income tax for the years 2001 to 2004, VAT and tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the years 2002 to 2004.
In addition to the above, the Company has proposed additional adjustments to the tax amounts considered by Telefónica Móviles in 2002 (of 2,137 million euros) of approximately 346 million euros in the tax payable. Telefónica has filed an appeal with the Central Administrative Economic Court to dispute the assessment derived from the tax audit. As the Company considers the tax returns to have been prepared in accordance with applicable tax legislation, no liability for this issue was reflected in the financial statements.
No material liabilities arose as a result of the inspection of the other items and financial years, and the Company has not and will not file any appeal.

Meanwhile, after the related inspections, three tax assessments were raised by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. -Telesp (“Telesp”)- in relation to the Merchandise Circulation Tax (ICMS) -similar to the VAT levied on telecommunications services- applicable to revenue from international calls during different periods between 1996 and 1999. The aggregate amount of the assessments is approximately 168 million euros.
After deciding on the actions to take against the Sao Paolo tax authorities, the Company lost two of the suits in administrative proceedings via resolutions from the Tax Courts dated October 10, 2006, which have not been notified to the company to date. The third is pending a ruling.
The company believes the arguments presented could reasonably lead to favorable rulings by the pertinent judicial bodies.
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2008, the main companies of the Tax Group are open to inspection of all applicable taxes from 2005.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•	The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

•	The last four years in Ecuador, Nicaragua, Peru and Venezuela.

•	The last three years in Chile, El Salvador, the US and Panama.

•	The last three years at the O2 Group. In addition, the period between March 2001 and March 2004 is open to inspection at O2 UK and O2 Third Generation.
The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s principal operations were discontinued in 2008 or 2007.

In 2006, Telefónica, Publicidad e Información, S.A.’s (TPI) operations were discontinued. The disposal of this investment represented the Telefónica Group’s exit from the directories business.

TPI’s results in 2006 until the effective date of its sale are as follows:

Millions of euros	2006
Operating income	270
Operating expense	(219)
Operating profit	51
Financial loss	(4)
Profit before minority interests and tax	47
Corporate income tax	(14)

Profit for the year from a discontinued operation	33

Net cash flows contributed in 2006 until the effective date of its sale are as follows:

Millions of euros	2006
From operating activities	65
Used in investing activities	(7)
Used in financing activities	(141)
Net foreign exchange difference	(2)

Total increase/(decrease) in net cash	(85)

The gain on the sale of this company was as follows:

Millions of euros
Non-current assets	69
Current assets	286
Non-current liabilities	(78)
Current liabilities	(271)

Total	6

Sale price	1,838

Gain on disposal	1,832

The tax expense generated by the disposal of TPI was 269 million euros.

(19)	INCOME AND EXPENSES

Revenue from operations:

The breakdown of “Revenue from operations” is as follows:

Millions of euros	2008	2007	2006
Rendering of services	53,751	52,436	49,241
Net sales	4,195	4,005	3,660

Total	57,946	56,441	52,901

Other income
The breakdown of “Other Income” is as follows:

	Millions of euros
	2008	2007	2006
Non-core and other current operating income	702	601	517
Own work capitalized	736	708	719
Government grants	59	57	47
Gain on disposal of assets	368	2,898	288

Total	1,865	4,264	1,571

“Gain on disposal of assets” in 2008 mainly includes the gain of 143 million euros on the sale of the stake in Sogecable, S.A. (see Note 13).
In 2007, this mainly included the gains on the sales of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively (see Note 2).
Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties in Spain and the Czech Republic, which amounted to 104, 161 and 100 million euros in 2008, 2007 and 2006, respectively.
The figure for 2006 included the gain of 142 million euros obtained from Telefónica’s acceptance of the takeover bid for Sogecable.
Other expenses
The breakdown of “Other expenses” in 2008, 2007 and 2006 is as follows:

Millions of euros	2008	2007	2006
Leases	914	938	900
Advertising	1,626	2,198	2,071
Other external services	7,539	6,854	6,259
Taxes	1,147	974	905
Other operating expenses	250	303	220
Changes in trade provisions	748	666	609
Losses on disposal of non-current assets	88	148	131

Total	12,312	12,081	11,095

Estimated schedule
The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

		Less than	1 to 3	3 to 5	Over 5
12/31/2008	Total	1 year	years	years	years
Operating leases	5,848	898	1,450	1,124	2,376
Purchase and contract commitments	2,770	1,294	562	330	584
The main finance lease transactions are described in Note 22.
Personnel expenses and employee benefits
The breakdown of Personnel expenses is as follows:

	Millions of euros
	2008	2007	2006
Wages, salaries and other personnel expenses	6,674	6,694	6,539
Personnel reorganization expenses	88	1,199	1,083

Total	6,762	7,893	7,622

Personnel reorganization expenses recorded by the Group in 2007 and 2006 include the costs of the Telefónica de España labor force reduction program of 361 and 934 million euros, respectively (see Note 15.a).
Also included is the impact of the various staff reduction plans undertaken in 2007 (see Note 15.a), which amounted to 838 million euros.
Number of employees
The table below presents the breakdown of the Telefónica Group’s average number of employees in 2008, 2007 and 2006, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with segment reporting.

	2008		2007		2006
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,708	35,562	37,688	35,792	39,169	38,616
Telefónica Latin America	49,990	49,849	48,844	49,946	48,315	47,833
Telefónica Europe	28,828	28,888	29,249	29,305	26,248	27,844
Subsidiaries and other companies	137,249	142,736	128,271	133,444	111,744	118,703

Total	251,775	257,035	244,052	248,487	225,476	232,996

TPI Group	—	—	—	—	1,661	—

Total	251,775	257,035	244,052	248,487	227,137	232,996

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2008 were 126,890 and 132,013, respectively.

Of the final headcount at December 31, 2008, approximately 50.8% are women (47.6% at December 31, 2007).
Employee benefits
The Telefónica Group has arranged a defined contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.
At December 31, 2008, a total of 54,819 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (57,675 and 58,259 at December 31, 2007 and 2006, respectively). The contributions made by the various companies in 2008 amounted to 98 million euros (95 million euros in 2007 and 2006, respectively).
Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan.
No provision was made for this plan as it has been fully externalized.
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2008	2007	2006
Depreciation of property, plant and equipment	6,303	6,497	6,636
Amortization of intangible assets	2,743	2,939	3,068

Total	9,046	9,436	9,704

Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2008	2007	2006
Profit attributable to ordinary equity holders of the parent from continuing operations	7,592	8,906	4,650
Profit attributable to ordinary equity holders of the parent from discontinued operations	—	—	1,583
Total profit attributable to equity holders of the parent for basic earnings	7,592	8,906	6,233
Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—
Total profit attributable to equity holders of the parent for diluted earnings	7,592	8,906	6,233

	Thousands
No. of shares	2008	2007	2006
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,645,852	4,758,707	4,778,999
- Endemol employee share option plans	—	—	421
- Telefónica, S.A. “Performance Share Plan” share option plan	5,182	1,808	—
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,651,034	4,760,515	4,779,420
The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration.
There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.
Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2008	2007	2006	2008	2007	2006	2008	2007	2006
Basic earnings per share	1,63	1,87	0,97	—	—	0,33	1,63	1,87	1,30
Diluted earnings per share	1,63	1,87	0,97	—	—	0,33	1,63	1,87	1,30

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2008, 2007 and 2006, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2008 are as follows:

a)	Telefónica, S.A. share plan: “Performance Share Plan”

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The maximum number of the shares issuable in each of the three outstanding phases at December 31, 2008 is as follows:

Phase	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011
This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 38, 23 and 8 million euros of employee benefits expenses recorded in 2008, 2007 and 2006 was made in equity.
To ensure the company had enough shares to meet its obligations at the end of the phase begun in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the Plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share (see Note 16).
For the third phase, Telefónica has arranged a financial instrument under the same conditions as for the first phase, earmarking up to a maximum of 2,500,000 shares. The cost of the financial instrument is 25 million euros, equivalent to 9.96 euros per option (see Note 16).
b)	Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the Europe segment. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.

The estimated duration of this plan is also 7 years, with 5 phases, each of three years, commencing on July 1 of each year, starting in 2006.

Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

•	Below average 0%
•	Average 30%
•	Equal to or higher than the third quartile 100%
The number of options assigned at December 31, 2008 was 446,498.
The fair value at December 31, 2008 of the options granted in each phase in force at that time was 15.85 euros per option.
This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.
(21)	OTHER INFORMATION
a)	Litigation and arbitration
Telefónica and its group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica group is present.
It is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome. In this respect, we would highlight that the assessment made by the Company takes into consideration reports by legal counsel on each litigation and case.
Among unresolved cases (see Note 17 for details of tax-related cases), we would highlight the following:
1. Procedures deriving from the voluntary bankruptcy proceeding initiated by Sistemas e Instalaciones de Telecomunicaciones, S.A.U. (SINTEL).
Sintel, a subsidiary of Telefónica until its sale to the Mastec Group in April 1996, was declared bankrupt in 2001 following a proceeding hearing by the Madrid Court of First Instance. As a result of the company’s insolvency and liquidation, two criminal proceedings were initiated affecting, among individuals and corporate entities, Telefónica, S.A. These were subsequently added to single preliminary proceedings before Federal Examining Court number 1.
After a lengthy process, on December 12, 2007, the court ruled that the case be dismissed and that actions against all the Telefónica, S.A. directors initially charged be terminated, acquitting them of any responsibility. The criminal proceeding for the offence of criminal insolvency and crimes against the Treasury continued only for directors and executives of Sintel, S.A. in office after the sale of the company by Telefónica, S.A. This ruling was appealed.

In its judgment of January 16, 2009, Section 4 of the Criminal Court of the Spanish National Court of Justice rejected all the appeals filed against the initial partial dismissal of the cause. Accordingly, the directors involved, as well as Telefónica, S.A., and Telefónica de España, S.A.U. were cleared of responsibility.
2. Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica, S.A.:
Proceedings derived from the takeover bid
2.1. On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.
These actions alleged mainly that the Telefónica, S.A. offer was below the intrinsic value of Terra Networks, S.A. shares. Since the actions were brought, both have remained inactive.
2.2. The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica, S.A. for Terra Networks, S.A. Telefónica appears as an intervening non-party in the procedure.
The appeal was rejected by the National Court via ruling issued on via ruling issued in January 24, 2006, against which ACCTER filed an administrative appeal. This appeal was rejected via ruling issued November 25, 2008 by the Third Section of the Supreme Court of Administrative Appeals, with the appellants charged for the court costs.
Proceedings derived from the merger
2.3. On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. held on June 2, 2005. The Court of First Instance rejected the claim via ruling on July 14, 2006.
ACCTER and its President appealed this new ruling, which was again rejected by the Barcelona Regional Court in a ruling issued April 7, 2008.
2.4. On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The case was heard on November 27, 2008, with a judgment to follow in due course.

3. Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government.
As a result of the enactment by the Argentine Government of Public Emergency and Exchange Rules Reform Law 25,561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, had been affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso to one US dollar.
Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On December 6, 2004, Telefónica filed the “Memorial” or claim with the ICSID. The ICSID Court is currently considering a plea filed by the Argentine government alleging that the matter is outside its jurisdiction.
On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract pursuant to the provisions of Article 9 of Law 25,561. This memorandum of understanding could put an end to the litigation.
Among other issues, the memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica, for a period of 210 working days, of all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of emergency situation established by Law No. 25,561 with regard to the Transfer Agreement and the license granted to Telefónica Argentina. This suspension became effective on October 6, 2006 and has been extended on several times for periods of six months, the last of which was authorized by the ICSID on October 6, 2008.
4. Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.
On April 1, 2004, the TDC ruled that Telefónica de España had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting in the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialing arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of de 57 million euros.
Telefónica de España filed an appeal for judicial review of this decision. On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling, which Telefónica has contested. The appeal is currently awaiting judgment.

5. Cancellation of the UMTS license granted to Quam GMBH in Germany.
In December 2004, the Germany Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought to overturn the revocation order and, if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license.
This claim was rejected by the Cologne Administrative Court. Quam GmbH has appeared the decision before the Supreme Administrative Court of North Rhine-Westphalia.
6. Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.
On July 9, 2007, Telefónica was notified of the decision issued by the European Commission imposing a fine of approximately 152 million euros for breach of article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.
On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, to which Telefónica has submitted its comments.
7. Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).
Brasilcel, N.V. (VIVO) Group operators, together with other Brazilians wireless operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) -a fund to pay for the obligations to provide universal service- with retroactive application from 2000.
On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the plaintiffs, preventing ANATEL’s decision from being applied. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telecomunicações de São Paulo S.A.-Telesp and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.
8. Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.
On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-Mobile Czech Republic, a.s. (T-mobile) an amount of approximately 898 million Czech crowns (approximately 26.4 million euros) in interconnection fees (call termination) for the period from January to November 2001.
Although the administrative procedure filed by Telefónica O2 Czech Republic, a.s. against this resolution had yet to be resolved, in 2007 T-Mobile asked Prague District Court no. 3 to execute the ruling, entailing an amount of approximately 1,859 million Czech crowns (approximately 57.3 million euros) of principal and interest. The Court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, a.s. whose inadmissibility it had requested.
Telefónica O2 Czech Republic, a.s. paid approximately 2,023 million Czech crowns (approximately 82 million euros) to prevent a potential order of execution and to remove the preventive embargo on its assets. Nonetheless, the procedure is still in the courts. Telefónica O2 Czech Republic, s.a. considers it has sufficient guarantees that a ruling in its favor will be issued, enabling it to recover the amount paid.
b)	Commitments
Agreements with Portugal Telecom (Brazil).
In accordance with the agreements singed between the Telefónica Group and the Portugal Telecom Group governing their 50% joint venture, Brasilcel N.V., which groups together their cellular businesses in Brazil, the Portugal Telecom group is entitled to sell to Telefónica, S.A., which is obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica or at any of its subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.
Similarly, Telefónica is entitled to sell to the Portugal Telecom group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, S.G.P.S., S.A., at PT Móveis, SGPS, S.A or at any of their subsidiaries that hold a direct or indirect ownership interest in Brasilcel N.V.

The price in both cases will be determined on the basis of an independent appraisal (under the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.
Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.
Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly and via one of its subsidiaries. The sale/purchase price of each share will be determined based on the valuation of each share offered in sale by an independent investment bank designated by agreement between the two parties.
Guarantees provided for Ipse 2000 (Italy).
At December 31, 2008, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy), in which it owns a stake through Silvella B.V., for the 365 million euros payable to the Italian government in connection with the grant of the license.
Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.
In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse 2000 S.p.A. the Company considered that, the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.
On June 15, 2008, the civil court in Rome rejected Ipse 2000 S.p.A.’s claims, forcing the company to pay for its license in full. Similarly, the State Council rejected the company’s appeal against the Italian government’s refusal to allow Ipse 2000 S.p.A. to return the additional 5Mhz of spectrum for 826 million euros and to revoke its license.
Commitments relating to audiovisual content (Telefónica de Contenidos).
At December 31, 2008, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:
1. In December 2004, Canal Satélite Digital, S.A. gave its approval to allow Telefónica de Contenidos to broadcast on a non-exclusive basis under the pay-per-view (PPV) system the signal for the soccer games of the First and Second Divisions of the Spanish National Soccer League and of the King’s Cup (Copa de S.M. El Rey) (except for the final) produced by Audiovisual Sport, from January 1, 2005. The rights were acquired at prevailing market prices for this type of content and for a period that will depend on the soccer seasons for which the content provider is able to renew its current agreements with the soccer clubs.

2. Likewise in December 2004, an agreement was entered into with Audiovisual Sport for the provision of the broadcast signal to Telefónica de Contenidos and/or the Telefónica Group companies to which Telefónica de Contenidos assigns the signal, for the soccer games specified in the agreement with Canal Satélite Digital, at market prices for this type of content for each match, with guaranteed minimum payments per season to Audiovisual Sport from January 1, 2005, and for a period that will depend on the soccer seasons for which the content provider is able to renew its agreements with the soccer clubs.
The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2008 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.
c)	Environmental matters
Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2008 and 2007 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.
The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.
In addition, in line with its commitment to the environment, the Group announced at the Zaragoza World’s Fair the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contributes to optimizing the company’s processes (operations, suppliers, employees, customers and society).
•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.
•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.
•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.
•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.
•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.
d)	Auditors’ fees
The fees paid to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 24.45 million and 23.77 million euros in 2008 and 2007, respectively.
These amounts are broken down as follows:

	Millions of euros
	2008	2007
Audit services (1)	22,79	21,94
Audit-related services (2)	1,65	1,56
Tax services (3)	—	—
Other non-audit work (4)	0,01	0,27

TOTAL	24,45	23,77

(1)
Audit services: services included under this heading are mainly the audit of the annual and interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)
Audit-related services: this heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: no such services were provided.

(4)	Other non-audit services: the services included under this heading relate to training and other permissible advisory services (non-current assets and other).
Ernst & Young’s fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. A total of 1.39 and 0.89 million euros, respectively, corresponding to 50% of the fees paid by proportionally consolidated companies, were included in 2008 and 2007, respectively.

Fees paid to other auditors in 2008 and 2007 amounted to 15.95 million euros and 18.28 million euros, respectively, as follows:

	Millions of euros
	2008	2007
Audit services	0,71	0,98
Audit-related services	1,05	4,23
Tax services	4,35	4,33
Other non-audit services	9,84	8,74

TOTAL	15,95	18,28

Other auditors’ fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2008 and 2007, a total of 0.34 and 0.68 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included.
e)	Trade guarantees
The Company is required to issue trade guarantees in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from trade guarantees issued.
f)	Directors’ and senior executives’ compensation and other benefits
The compensation of Telefónica directors is governed by Article 28 of the Company’s by-laws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Standing Committee and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that from September 2007, executive directors would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Standing Committee and Advisory or Control committees (in euros).

	Board of	Standing	Advisory or
Position	Directors	Committee	Control Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
In addition, the amounts paid for attendance at each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 thousand euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2008 (in euros):

				Other Board
				Committees
	Board of	Standing		Fixed	Attendance
Board Members	Directors	Committee		payment	fees	TOTAL
Chairman
César Alierta Izuel	300,000	100,000		—	—	400,000

Vice chairmen
Isidro Fainé Casas	250,000	100,000		—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—		51,334	30,000	331,334

Members
Julio Linares López	—	—		—	—	—
José María Abril Pérez	150,000	100,000		14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—		42,000	11,250	203,250
José María Álvarez-Pallete López	—	—		—	—	—
David Arculus	150,000	—		23,333	6,250	179,583
Eva Castillo Sanz	137,500	—		—	—	137,500
Carlos Colomer Casellas	150,000	100,000		36,167	11,250	297,417
Peter Erskine	150,000	100,000		17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333	(*)	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	—		11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000		84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	—		72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	—		47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000		56,000	11,250	317,250

TOTAL	2,575,000	808,333		539,000	215,000	4,137,333

(*)	Alfonso Ferrari Herrero was appointed member of the Standing Committee on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2008
ITEM	(euros)
Salaries	5,704,005
Variable compensation (1)	7,885,683
Compensation in kind (2)	76,746
Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives (see Note 19), the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.
In addition, related to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).
It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Meanwhile, the six senior executives1 of the Company, excluding those that are also members of the Board of Directors, received a total for all items (including the Extraordinary Cash Incentive Program indicated in Note 1 above), in 2008 of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan described in Note 19 for these directors amounted to 911,041 euros.
Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.
Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, 2008, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr Viana-Baptista has also received an amount of 3,289,972 euros for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.
g)
Equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of this parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them, on their own behalf or on behalf of others (including companies of the Telefónica Group).

[1]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOS, including the person in charge of the internal audit.

			Position or	Stake
Director	Activity	Company	functions	%*
César Alierta Izuel	Telecommunications	Telecom Italia, S.p.A.	Director	—

	Telecommunications	China Unicom (Hong Kong) Limited	Director	—

Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Chairman	<0.01%

Julio Linares López	Telecommunications	Telefónica de España, S.A.U.	Director	—

	Telecommunications	Telefónica Móviles España, S.A.U.	Director	—

	Telecommunications	Telefónica Europe, Plc.	Director	—

	Telecommunications	Telecom Italia, S.p.A.	Director	—

Fernando de Almansa Moreno-Barreda	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Telefónica del Perú, S.A.A.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director	—

	Telecommunications	Médi Telecom, S.A.	Director	—

			Position or	Stake
Director	Activity	Company	functions	%*
José María Álvarez-Pallete López	Telecommunications	Telefónica Internacional, S.A.U.	Executive Chairman	—

	Telecommunications	Telefónica DataCorp, S.A.U.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Acting Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman	—

	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman	—

	Telecommunications	Colombia Telecomunicaciones, S.A. ESP	Director	—

	Telecommunications	Telefónica del Perú, S.A.A.	Director	—

	Telecommunications	Brasilcel, N.V.	Chairman of Supervisory Board	—

	Telecommunications	Telefónica Móviles Colombia, S.A.	Acting Director	—

	Telecommunications	Telefónica Larga Distancia de Puerto Rico, Inc.	Director	—

	Telecommunications	Telefónica Móviles Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica Internacional Chile, S.A.	Director	—

	Telecommunications	Telefónica USA, Inc.	Director	—

	Telecommunications	Portugal Telecom, S.G.P.S., S.A.	Director	—

			Position or	Stake
Director	Activity	Company	functions	%*
David Arculus	Telecommunications	Telefónica Europe, Plc.	Director	—

	Telecommunications	British Sky Broadcasting Group, Plc.	—	<0.01%

	Telecommunications	BT Group, Plc.	—	< 0,01%

Peter Erskine	Telecommunications	Telefónica Europe, Plc.	Director	—

Alfonso Ferrari Herrero	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director	—

	Telecommunications	Telefónica de Perú, S.A.A.	Director	—

	Telecommunications	Telefónica Móviles Chile, S.A.	Director	—

Luiz Fernando Furlán	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

Javier de Paz Mancho	Telecommunications	Atento Holding Inversiones y Teleservicios, S.A.U.	Non-executive Chairman	—

	Telecommunications	Telefónica Internacional, S.A.U.	Director	—

	Telecommunications	Telefónica de Argentina, S.A.	Director	—

	Telecommunications	Telecomunicaçoes de Sao Paulo, S.A.	Director	—

(*)	Shareholding of less than 0.01% of share capital
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not on an arm’s length basis.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:
a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

	Minimum		Present
Millions of euros	payments	Finance cost	value
Within one year	80	(16)	64
From one to five years	183	(29)	154
After five years	99	(7)	92

Total	362	(52)	310

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A substantial part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.
At December 31, 2008 and 2007, net assets under this lease amounting to 186 and 323 million euros, respectively, were recognized under property, plant and equipment.
b)	Finance lease agreement at Colombia de Telecomunicaciones, S.A., ESP.
Similarly, via its subsidiary Colombia de Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.
This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

			Installments
			pending
	Present value	Revaluation	payment
2009	98	52	150
2010	95	70	165
2011	91	89	180
2012	121	149	270
2013	116	178	294
Subsequent years	876	3,340	4,216

Total	1,397	3,878	5,275

The net amount of property, plant and equipment recorded under the terms of this lease was 547 million euros at December 31, 2008 (705 million euros at December 31, 2007).
(23)	CASH FLOW ANALYSIS

Net cash flow from operating activities

In 2008, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 20,560 million euros, 2.26% more than the 20,105 million euros generated in 2007. This increase was largely driven by the Group’s strong position in its main markets, the impact of the Company’s extensive business diversification and its strategic commitment to tapping the growth potential of its operating markets. Meanwhile, its strong commercial effort is helping drive growth in accesses across all operating businesses and regions, thereby helping boost operating cash flow. In 2007, operating cash flow rose 6.9% to 18,810 million euros, mostly thanks to the contribution of synergies arising from the integrated management of operations, to cost cutting and to growth in consolidated revenue.

Customer collections increased by 2.88% to 69,060 million euros in 2008 (67,129 million euros in 2007). This growth was the result of higher revenue due to the growth in accesses, which in turn was due to the success of the commercial campaigns to win and retain customers. In 2007, customer collections increased by 11.4% (from 60,285 million euros in 2006) for the same reasons.

Meanwhile, cash payments to suppliers and employees in 2008 rose 3.14% to 48,500 million euros (2007: 47,024 million euros). This increase was the result of greater commercial efforts in the various geographic areas, mainly to garner customer loyalty, and to higher interconnection charges, while maximizing the efficiency of the cost structure.

Cash payments to suppliers and employees in 2007 rose to 13.4% (2006: 41,475 million euros) due also to greater commercial efforts in the various geographic areas, while maximizing the efficiency of the cost structure, and to higher interconnection charges.

As was the case in 2007, payments for employee benefits expense were higher in 2008, in line with the increase in average headcount.

Payments for net interest and other finance costs in 2008 fell 10.15% to 2,894 million euros (3,221 million euros in 2007) mostly due to the decrease in financial debt. This came after a 35.8% increase in 2007 (2,372 million euros in 2006), primarily due to the repayment of coupons bonds and debentures issued in 2006 and to the impact of the increase in interest rates on the higher debt balance.

Taxes paid in 2008 fell 3.02% to 1,413 million euros. In 2007, taxes paid soared 32.5%, to 1,457 million euros from 1,100 million euros in 2006, due to the higher profit stated in 2006 from 2005 corresponding to the Latin America subsidiaries.

In all, net cash flow from operating activities increased 5.24% in 2008 to 16,366 million euros (15,551 million euros in 2007). In 2007, the increase was 0.89% (2006: 15,414 million euros).
Net cash used in investing activities
Net cash used in investing activities increased by 4,509 million euros in 2008 to 9,101 million euros from 4,592 million euros in 2007. Payments on investments in companies (net of cash and cash equivalents acquired) declined by 22.16%, from 2,798 million euros to 2,178 million euros. The main investments were the acquisitions of Telemig by Brasilcel, N.V. for 347 million euros (see Note 5), of shares of China Netcom and China Unicom for 688 and 424 million euros, respectively, and of 51.8% of CTC from minority shareholders for 640 million euros. The main payment on investments in 2007 was for the 42.3% stake in Telco, S.p.A. for 2,314 million euros. Investment in companies in 2006 totaled 23,757 million euros, mostly due to the 23,553 million euro acquisition of O2 Plc.
Investment in property, plant and equipment and intangible assets in 2008 totaled 7,889 million euros, an increase of 615 million euros from the year before, driven by further investment in fiber optics, 3G, TV and ADSL. Investment in property, plant and equipment and intangible assets in 2007 rose 5% from 2006, to 7,274 million euros from 6,933 million euros.
Proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 686 million euros in 2008 mainly thanks to the 648 million euros obtained from the sale of Sogecable. In 2007, the figure was 5,346 million euros, entailing disposals of stakes in Airwave and Endemol for 2,841 million and 2,107 million euros, respectively. In 2006, proceeds from disposals of investments in companies net of cash and cash equivalents acquired amounted to 2,294 million euros, including 1,816 million euros from the sale of TPI and 330 million euros from divestment in Sogecable.
Net cash flow from financing activities
Net cash used in financing activities in 2008 totaled 7,765 million euros, down from 9,425 million euros in 2007. The 1,660 million euro decline is due basically to decrease in the repayment of financing thanks to the decline in the debt balance in the last few years. The 23,997 million euro decrease in 2007 from 2006 was mostly the result of the change in financing transactions, mainly the repayment of part of the financing arranged in prior years.

(24)	EVENTS AFTER THE BALANCE SHEET DATE

Significant events affecting Telefónica taking place from December 31, 2008 to the date of preparation of these consolidated financial statements include:
Second tender offer for CTC shares:
Upon completion of the tender offer launched on September 17, 2008 by Telefónica Internacional Holding, Ltda., for Compañía de Telecomunicaciones de Chile, S.A. (CTC), in keeping with its obligations under Chilean law, on December 1, 2008, Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that Telefónica did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid.
Upon completion of the acceptance period of the second offer on January 7, 2009, Telefónica’s indirect stake in CTC had increased to 97.89%.
Dividends:
At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. analyzed and passed a resolution to change the amount of the dividend to be paid and charged to 2009 profit to 1.15 euros per share. The proposal for adoption of the related resolutions will be made in due time.
At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose at the Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.
Financing:
On February 3, 2009, Telefónica Emisiones, S.A.U. issued 2,000 million euros of bonds maturing February 3, 2014 with an annual coupon of 5.431% under the issuance program (EMTN) registered on the London Stock Exchange on July 8, 2005 and renewed on July 3, 2008. These bonds are guaranteed by Telefónica, S.A.
On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.
On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating, and changed the outlook to positive from stable, reflecting Moody’s expectation that, going forward, Telefónica will sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.
Guarantees provided for Ipse 2000 S.p.A.:
After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. At the date of approval of these financial statements, the Telefónica Group still owes 151.7 million euros in this respect (see Note 21.b).

(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These consolidated financial statements were originally prepared in Spanish. In the event of discrepancy, the Spanish-language version prevails.
These financial statements are presented on the basis of International Reporting Standards adopted by the European Union which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standard Board (IASB). Consequently, certain accounting practices applied by the Group not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE
The following changes took place in the consolidation scope in 2008:
Telefónica Spain
In June 2008, Spanish company Iberbanda, S.A. raised and then decreased capital to offset losses. In the move, Telefónica de España, S.A.U. subscribed more shares than corresponded to its shareholding, thereby raising its stake in the company from 51% to 58.94%. This company is still fully consolidated.
Telefónica Latin America
On September 17, 2008, Telefónica launched a tender offer through its Inversiones Telefónica Internacional Holding, Ltda. subsidiary to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (“CTC”) that Telefónica did not control directly or indirectly. This amounted to 55.1% of CTC’s share capital. This included all CTC shares listed on the Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares). The offer was structured as a purchase of shares in cash, initially at a price of 1,000 Chilean pesos for class A shares and 900 Chilean pesos for class B shares. On October 11, 2008 the offer price was increased to 1,100 Chilean pesos for class A shares and 990 Chilean pesos for class B shares.
Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related and a total investment of approximately 640 million euros.
After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This Chilean company is still included in the Telefónica Group’s consolidated scope using the full consolidation method.
Subsequently, pursuant to the requirements of Chilean law, on December 1, 2008 Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that it did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid. This offer expired on January 9, 2009 (see Note 24 for details of this transaction as a subsequent event).
In August, Telefónica del Perú, S.A.A. acquired 71.29% of Peruvian company Star Global Com, S.A.C. for 8 million US dollars. This company has been included in the Telefónica Group’s consolidated scope using the full consolidation method.

On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller to subscribe in the future for paid up shares in Telemig Celular Participaçoes S.A. for a price of approximately 70 million Brazilian reais (26 million euros).
Moreover, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A. at a price of 63.90 and 654.72 Brazilian reais, respectively. Once the offer concluded, on May 15, 2008, having reached a level of acceptance of close to 100%, TCO IP, S.A. acquired 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15 for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.
On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, whereby TCO IP, S.A. was spun off. Its assets were subsequently integrated under Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., making VIVO a shareholder in both Brazilian companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies are included in the Telefónica Group’s consolidation scope using proportionate consolidation.
Multi Holding Corporation, S.A., which was 100%-owned by Telefónica, S.A., was wound down. Accordingly, the company, which was fully consolidated in the Telefónica Group’s financial statements, was removed from the consolidation scope.
On June 16, 2006, Telefónica de Argentina, S.A signed a contract to acquire the shares of Telefónica Data Argentina, S.A. (787,697 shares, representing 97.89% of its share capital) held by Telefónica Data Corp, S.A.U., a wholly owned subsidiary of Telefónica.
After extending the deadline for the sale, on January 28, 2008 Telefónica Data Corp, S.A.U. assumed the obligation to acquire all the shares of Telefónica Data Argentina, S.A. it did not already own (14,948 shares at a price of 224.30 Argentine pesos, representing 1.8578% of share capital). This acquisition was carried out on November 17, 2008.
As a result, Telefónica DataCorp, S.A.U. became owner of 802,645 shares, representing 100% of Telefónica Data Argentina, S.A. It subsequently transferred these shares to Telefónica de Argentina, S.A. in various stages, which ended on December 11, 2008.

Other companies
In November 2008, Telefónica del Perú, S.A.A. sold a total of 4,496,984 shares representing approximately 30% of the share capital of Teleatento del Perú, S.A.C. to Dutch company Atento, N.V. (1,124,246 shares), Chilean company Atento Chile (2,323,442 shares) and to shareholders of Teleatento del Perú, S.A.C. itself (1,049,296 shares), for approximately 103 million new soles. Following this transaction, the Telefónica Group holds 100% of the Peruvian company’s share capital. This company is still fully consolidated.
In October 2008, Atento Holding Inversiones y Teleservicios, S.A. (Atento HIT) set up Dutch company Atento EMEA, B.V., with start-up capital of approximately 21 thousand euros. This capital was provided via the spin-off of the 100%-owned subsidiary Atento HIT, Atento N.V. The companies it owned in Europe and Morocco now belong to the new company Atento EMEA, while those located in Latin America and Italy are still controlled by Atento, N.V. Both the newly created Atento EMEA, B.V. and the existing Atento, N.V. are fully consolidated in the Telefónica Group. In addition, on March 4, 2008, Atento HIT acquired 100% of the shares of Telemarketing Prague, a.s.
In January, Turmed, S.L. and the Telefónica Group, through its wholly owned Terra Networks Asociadas, S.L. subsidiary, sold their 100% stakes in Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., respectively, to the Spanish company Red Universal de Marketing y Bookings On Line, S.A. (RUMBO). The Telefónica Group consolidated this company using the equity method until February and then proportionately from March. Subsequently, on October 28, 2008, RUMBO, Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A. were merged, with RUMBO absorbing Viajar.com Viajes, S.L.U. and Terra Business Travel, S.A., which were extinguished.
Terra Lycos Holding, B.V. and Telefónica U.S.A. Advisors Inc. were liquidated.
In March 2008, Telco S.p.A., in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% of the voting rights and 16.9% of the dividend rights. The transaction implied a payment of 149.8 million euros.
As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco, S.p.A. is included in the Telefónica Group’s consolidated financial statements by the equity method.
After a capital hike by Colombian company Telefónica Móviles Colombia, S.A., which Telefónica, S.A. fully subscribed, Telefónica, S.A.’s stake in the company increased to 49.42%, while the shareholding of Colombian company Olympic, Ltd., a 99.99% subsidiary of the Telefónica Group, decreased to 50.58%. The Telefónica Group still consolidates the Colombian operator using the full consolidation method.

In December, Portuguese company Portugal Telecom, S.G.P.S., S.A. (PT) bought back and cancelled 46,082,677 shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company is still included in the consolidation scope using the equity method.
In December, Telefactoring Colombia, S.A. was incorporated, with start-up capital amounting to 4 billion Colombian pesos, fully subscribed and paid in. Telefónica subscribed and paid 1,620 million Colombian pesos, equivalent to a 40.5% stake. This company has yet to commence operations and was not included in the consolidation scope at the end of 2008.
Changes to the 2007 consolidation scope are described in the following sections.
Telefónica O2 Europe
Telefónica O2 Europe Plc, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings, Ltd, sold 100% of the share capital of UK company Aiwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
On December 20, 2007, the O2 Group transferred legal ownership to the entire business in Germany to Tele fónica, S.A. through a dividend in kind for 8,500 million euros.
Telefonica Latin America
In April, the 54% stake held by US company Katalyx, Inc. in Brazilian company Mercador, S.A. was sold. The company, which had been consolidation in the Telefónica Group’s financial statements using the equity method, was removed from the consolidation scope.
In June, US company Telefónica USA, Inc., a wholly owned subsidiary of the Spanish company Telefónica DataCorp, S.A., acquired 100% of the assets and shares of US company Katalyx Inc. The company is still fully consolidated in the Telefónica Group.
In 2007, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.
Other companies
In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group had a 75% stake.

In May, 2007 Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3, 2007. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
During the year, Spanish companies Communicapital Gestión, S.A. and Terra Lycos Intangibles, S.A. were liquidated. Both companies, which had been fully consolidated, were therefore eliminated from the scope of consolidation.
In the first quarter of 2007, the Telefónica Group disposed of shares in Italian company Ipse 2000 S.p.A., lowering its (direct and indirect) shareholding to 39.9158%. The Telefónica Group still carried this company using the equity method of consolidation.
In June 2007, Telefónica, S.A. sold all the shares it held in the Spanish company Sistemas Técnicos de Loterías del Estado, S.A., which represented 31.75% of its share capital. This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.
In June, Spanish company Atento Teleservicios España, S.A. incorporated US company Contact US Teleservices Inc., contributing 100% of the start-up capital for 0.1 million US dollars. The company was included in the Telefónica Group’s consolidated scope using the full consolidation method. Subsequently, in August 2007, US Teleservices Inc. held a 0.55 million US dollar rights issue, fully subscribed by Atento Teleservicios España, S.A.
In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia S.p.A. through an Italian company, currently called Telco S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated and the “Shareholders Agreement” was further amended on November 19, 2007.
On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.
The “Shareholders Agreement” signed on April 28, 2007, contained a general clause whereby both Telefónica, at the shareholders meetings of Telco, S.p.A. and Telecom Italia, S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the provision of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.
However, as indicated above, on November 19, 2007 the partners expounded on and detailed the “Shareholders Agreement”, as well as the bylaws of Telco, S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.
Pursuant to clause 8.5(a) of the “Shareholders Agreement,” on November 6, 2007 Telco, S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco, S.p.A adopted a resolution to sell or pledge shares of Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simple majority and Telefónica were the “dissenting party,” under the terms of the “Shareholders Agreement.”
In December 2007, Telefónica, S.A. sold 18,558,181 shares of Portuguese company Portugal Telecom, S.G.P.S., S.A. This sale lowered the Telefónica Group’s shareholding in this company to 8.32%, or 9.155% including Portugal Telecom’s treasury shares at the end of 2007. The company was still accounted for in the Telefónica Group consolidated financial statements using the equity method.
In December 2007, Telefónica, S.A. incorporated, as its sole shareholder, the Spanish company Atento Holding, Inversiones y Teleservicios, S.A., with start-up capital of 24 million euros and a share premium of 138 million euros. The shares were fully subscribed and paid via the non-monetary contribution of all of the shares in Dutch company Atento, N.V., of which Telefónica, S.A. was the sole shareholder. The company was fully consolidated in the Telefónica Group.
Changes to the consolidation scope in 2006 are:
Telefónica Spain
On July 29, 2006, the takeover documents related to the merger of Telefónica Móviles, S.A. by Telefónica, S.A. were filed with Mercantile Registry of Madrid. The merger was carried out via an exchange offer and the exchange ratio was set at 4 shares of Telefónica, S.A., a par value of 1 euro, for every 5 shares of Telefónica Móviles, S.A., par value of 0.5 euros. Accordingly, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of Telefónica Móviles, S.A.’s share capital. The merger also entailed two extraordinary dividends totaling 0.435 euros per share, which combined with the ordinary 0.205 euro per share dividend against 2005 earnings, brought the total gross dividend to 0.64 euros per share, which was paid out on July 21. Telefónica Móviles, S.A., which had been fully consolidated in the Telefónica Group, was therefore removed from the consolidation scope.

In July 2006, Telefónica de España, S.A. took over and merged Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies had been fully consolidated in the financial statements of the Telefónica Group, but were then removed from the consolidation scope.
Also in July, Telefónica de España, S.A. acquired 51% of the share capital of Iberbanda, S.A. for 37 million euros. The Telefónica Group consolidates this company using the full consolidation method.
Telefónica Latin America
In April, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia de Telecomunicaciones, S.A. ESP in a public offer. In December 2006, Colombia Telecom, S.A. absorbed Telefónica Data Colombia, S.A., also from Colombian, which was accordingly removed from the consolidation scope. As a result of the takeover and merger, the Telefónica Group increased its stake in Colombia Telecom to 52.03%. The company was included in the Telefónica Group’s consolidated scope using the full consolidation method.
In May, Telefónica del Perú, S.A.A. absorbed its subsidiary Telefónica Empresas Perú, S.A.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
On July 29, 2006, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. (Telesp) absorbed subsidiary Telefónica Data Brasil Holding. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
As a result of the cancellation of treasury shares by Telesp in 2006, the acquisition of the minority interests in Telefónica Data Brasil and its subsequent merger into Telesp, the Telefónica Group’s interest in the share capital of Telesp rose to 88.01%. The Telefónica Group still consolidates the company using the full consolidation method.
On February 22, 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRT Part”) for a corporate restructuring entailing the exchange of TCO shares for TCP shares and the absorption of TSD, TBE, and CRT Part by TCP. As a result, TCO became a 100%-owned subsidiary of TCP.
Following VIVO Participações’ capital increase and the restructuring undertaken at Brasilcel in 2006, Brasilcel, N.V.’s stake in VIVO Participações increased to 62.94%.

In June 2006, the Telefónica Group increased its stake in Telefónica Móviles Perú from 98.03% to 98.40% through the acquisition of minority shareholdings for 1.02 million US dollars. This company continues to be fully consolidated in the Telefónica Group.
In 2006, Mexican subsidiary Telecomunicaciones Punto a Punto México, S.A. de C.V. was sold, generating a capital gain of 10 million euros recognized under “Gain on disposal of investments in consolidated companies” in the Telefónica Group’s consolidated income statement. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
Telefónica Europe
On October 31, 2005, Telefónica, S.A. made a binding offer to acquire all the shares of British company O2 Plc. Once the process was completed, Telefónica owned 100% of the share capital. On March 7, 2006, the shares were delisted from the London Stock Exchange. The cost of the acquisition of the O2 Group was 26,135 million euros (17,887 million pounds sterling). The Telefónica Group’s financial statements include the results of the O2 Group from February 1, 2006. The company became fully consolidated within the Telefónica Group.
On July 1, 2006 Eurotel Praha, spol, s.r.o. (Eurotel) was taken over and merged by its parent company Cesky Telecom., a.s., giving rise to the new integrated operator named Telefónica O2 Czech Republic, a.s. Following this transaction, Eurotel, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.
In June 2006, O2 UK Ltd. acquired 100% of British internet service provider, Be Un Limited (Be) for 50 million pounds sterling (approximately 73.5 million euros). Be is now fully consolidated in the Telefónica Group.
In October, 2006 the O2 Group acquired the remaining 60% of the share capital of the UK firm, The Link Stores, Ltd. for 28 million pounds sterling. Following the transaction, the Telefónica Group owns 100% of this company. Accordingly, The Link Stores, Ltd., which was accounted for under the equity method until September 2006, became fully consolidated in the Telefónica Group from October 1, 2006.

Other companies
In March 2006, Prisa launched a partial takeover bid for 20% of Sogecable, S.A. The Telefónica Group sold shares to Prisa representing a 6.57% interest in Sogecable, S.A., thereby reducing its stake from 23.83% to 17.26%. Subsequently, also in March, Sogecable held a rights offering in which the Telefónica Group did not participate, thereby diluting its holding in the company to 16.84%. In April 2006, Sogecable undertook an additional capital increase in order to service its share option plans for company directors, executives and management. Redeemable Class B and Series B2005 shares were converted into ordinary Class A shares, further diluting the Telefónica Group’s stake to 16.80%. In December, Sogecable converted 405,000 redeemable Class B and Series B2006 shares into ordinary Class A shares, reducing the Telefónica Group’s interest in the company at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable was recognized under “Other investments.” This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of its share capital.
The gain from the sale and the results of the TPI Group through June 30, 2006 were recognized under “Profit (loss) from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, for comparability, the Telefónica Group’s 2005 financial statements were modified to classify the results of the TPI Group under the same heading.
In May 2006, the Telefónica de Contenidos Group sold all the shares it held in Argentine company Patagonik Film Group, S.A. This company had been accounted for under the equity method and was removed from the consolidation scope.

APPENDIX II: DEBENTURES AND BONDS
The list and main features of outstanding debentures and bonds at December 31, 2008 are as follows (in millions of euros):

Telefónica and special purpose			Maturity
vehicles		% Interest							Subsequent
Debentures and bonds	Currency	rate	Final rate	2009	2010	2011	2012	2013	years	Total
ABN 15Y BOND	EUR	1,0225 x GBSW10Y	5.260%	—	—	—	—	—	50	50
CAIXA 07/21/2029 ZERO COUPON	EUR	6.370%	6.370%	—	—	—	—	—	54	54
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.579%	12.579%	—	14	—	—	—	—	14
TELEFÓNICA FEBRUARY 90C-12.60%	EUR	12.600%	12.600%	—	4	—	—	—	—	4
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1xEURIBOR1Y+0.63000%	6.038%	300	—	—	—	—	—	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.500%	4.500%	500	—	—	—	—	—	500

Telefónica, S.A.				800	18	—	—	—	104	922

T. EUROPE BV SEP_00 GLOBAL C	USD	7.750%	7.750%	—	1,796	—	—	—	—	1,796
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	8.250%	—	—	—	—	—	898	898
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	5.125%	—	—	—	—	1,500	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	2.110%	—	—	—	119	—	—	119
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	1.411%	—	—	—	119	—	—	119

Telefónica Europe, B.V.				—	1,796	—	238	1,500	1,398	4.932

EMTN O2 EUR (I)	EUR	4.375%	4.375%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	3.750%	—	—	2,250	—	—	—	2,250
EMTN O2 GBP (I)	GBP	5.375%	5.375%	—	—	—	—	—	787	787
EMTN O2 GBP (II)	GBP	5.375%	5.375%	—	—	—	—	—	525	525
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1 x USDL3M + 0.30000%	1.825%	719	—	—	—	—	—	719
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.984%	5.984%	—	—	719	—	—	—	719
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.421%	6.421%	—	—	—	—	—	898	898
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.045%	7.045%	—	—	—	—	—	1,437	1,437
TELEF. EMISIONES JULY 06	EUR	1 x EURIBOR3M + 0.35000%	5.271%	—	1,250	—	—	—	—	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.393%	4.393%	—	—	—	500	—	—	500
TELEF. EMISIONES DECEMBER 06	GBP	5.888%	5.888%	—	—	—	—	—	525	525
TELEF. EMISIONES JANUARY 06 TRANCHE A	EUR	1 x EURIBOR6M + 0.83000%	3.891%	—	—	—	—	—	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1 x EURIBOR3M + 0.70000%	5.527%	—	—	—	—	—	24	24
TELEF. EMISIONES FEBRUARY 07	EUR	4.674%	4.674%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 07	EUR	1 x EURIBOR3M + 0.13000%	3.121%	350	—	—	—	—	—	350
TELEF. EMISIONES JUNE A 07	CZK	1 x CZKPRIB_3M + 0.16000%	4.070%	—	89	—	—	—	—	89
TELEF. EMISIONES JUNE B 07	CZK	4.351%	4.351%	—	—	—	111	—	—	111
TELEF. EMISIONES JUNE C 07	CZK	4.623%	4.623%	—	—	—	—	—	97	97
TELEF. EMISIONES JULY A 07	USD	5.855%	5.855%	—	—	—	—	539	—	539
TELEF. EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	3.356%	—	—	—	—	611	—	611
TELEF. EMISIONES JULY C 07	USD	6.221%	6.221%	—	—	—	—	—	503	503
TELEF. EMISIONES JUNE 08	EUR	5.580%	5.580%	—	—	—	—	1,250	—	1,250

Telefónica Emisiones, S.A.U.				1,069	1,339	2,969	611	2,400	8,101	16,489

Total Telefónica, S.A. and special purpose vehicles				1,869	3,153	2,969	849	3,900	9,603	22,343

			Maturity
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2009	2010	2011	2012	2013	Years	Total
Marketable debentures	USD	9.125	—	141	—	—	—	—	141
Marketable debentures	USD	8.85	—	—	97	—	—	—	97
Marketable debentures	USD	8.85	—	—	0	—	—	—	0

TASA			—	141	97	—	—	—	238

Series F	UF	6	2	2	2	2	2	4	13
Series L	UF	3.75	—	—	—	73	—	—	73

CTC Chile			2	2	2	75	2	4	86

Peso bonds, Series A	MXN	91-day CETES + 0.61	—	425	—	—	—	—	425

Peso bonds, Series B	MXN	9.25	—	—	—	186	—	—	186

Telefónica Finanzas México			—	425	—	186	—	—	611

O2 sterling issue	GBP	7.625	—	—	—	394	—	—	394

Telefonica Europe O2			—	—	—	394	—	—	394

8th issue T. Peru bonds	USD	3.8125	12	—	—	—	—	—	12
T. Peru 1st Program (2nd)	PEN	VAC + 7	10	—	—	—	—	—	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	—	11	—	—	—	—	11
T. Peru 4th Program (10th-Series A)	PEN	7.875	—	—	—	7	—	—	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	—	—	—	12	—	—	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	14	14
T. Peru 4th Program (14th-Series A)	PEN	6.375	—	11	—	—	—	—	11
T. Peru 4th Program (14th-Series B)	PEN	5.9375	—	—	8	—	—	—	8
T. Peru 4th Program (14th-Series C)	PEN	5.75	—	—	10	—	—	—	10
T. Peru 4th Program (16th-Series A)	PEN	6	—	—	—	23	—	—	23
T. Peru 4th Program (16th-Series B)	PEN	6.25	—	—	—	—	7	—	7
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	—	—	—	—	—	14	14
T. Peru 4th Program (19th-Series B)	PEN	VAC + 2.875	—	—	—	—	—	11	11
T. Peru 4th Program (19th-Series C)	PEN	VAC + 3.1875	—	—	—	—	—	5	5
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	34	34
T. Peru 4th Program (36th-Series B)	PEN	VAC + 3.375	—	—	—	—	—	11	11
T. Peru 4th Program (37th-Series A)	PEN	VAC + 3.125	—	—	—	—	—	11	11
T. Peru 4th Program (13th-Series A)	PEN	5.2625	18	—	—	—	—	—	18
T. Peru 4th Program (4th-Series A)	PEN	6.625	—	—	—	18	—	—	18
T. Peru 4th Program (7th)	PEN	6.1875	12	—	—	—	—	—	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	4	—	—	—	—	—	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	—	4	—	—	—	—	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	—	7	—	—	—	—	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	—	12	—	—	—	—	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	—	—	13	—	—	—	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	—	—	20	—	—	—	20
T. Peru Senior Notes	PEN	8	—	—	—	—	29	144	173

Telefónica del Perú			56	45	51	60	36	244	492

T.M. Peru 1st Program (1st Series A)	PEN	6.25	11	—	—	—	—	—	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	—	—	11	—	—	—	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	—	—	6	—	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	—	—	10	—	—	—	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	—	—	—	—	8	—	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	—	—	—	—	5	—	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	—	11	—	—	—	—	11

Telefónica Móviles Perú			11	11	27	—	13	—	62

Nonconvertible bonds	BRL	104.2% CDI	—		—	—	—	123	123
Nonconvertible bonds	BRL	103% CDI		—	—	—	—	31	31
Convertible bonds (Telemig) I	BRL	CPI-A + 0.5%	—	—	—	—	—	1	1
Convertible bonds (Telemig) II	BRL	CPI-A + 0.5%	—	—	—	—	—	3	3

Convertible bonds (Telemig) III	BRL	CPI-A + 0.5%	—	—	—	—	—	5	5

Vivo			—	—	—	—	—	163	163

Nonconvertible bonds	BRL	1 x CDI + 0.35000%	—	461	—	—	—	—	461

Telesp			—	461	—	—	—	—	461

Total issues other operators			69	1,085	177	715	50	410	2,505

Total Group issues			1,938	4,239	3,146	1,563	3,950	10,013	24,849

The list and main features of outstanding debentures and bonds at December 31, 2007 are as follows (in millions of euros):

				Maturity
Telefónica and special purpose		% Interest							Subsequent
vehicles	Currency	rate	Final rate	2008	2009	2010	2011	2012	years	Total
Debentures and bonds:
ABN 15Y BOND	EUR	1,0225xGBSW10Y	5.2955%	—	—	—	—	—	50	50
CAIXA 07/21/2029 ZERO COUPON	EUR	6.37%	6.37%	—	—	—	—	—	50	50
TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.58%	12.58%	—	—	12	—	—	—	12
TELEFÓNICA FEBRUARY 90 C-12.60%	EUR	12.60%	12.60%	—	—	3	—	—	—	3
TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1xEURIBOR1Y +0.63000%	5.1550%	—	300	—	—	—	—	300
TELEFÓNICA MARCH 99-4.50%	EUR	4.50%	4.5000%	—	500	—	—	—	—	500
Debentures subtotal:				—	800	15	—	—	100	915
TELEFÓNICA MARCH 98-4.8414%	EUR	4.84%	4.84%	422	—	—	—	—	—	422

Debentures subtotal:				422	—	—	—	—	—	422

Telefónica, S.A.				422	800	15	—	—	100	1,337

T. EUROPE BV SEP_00 GLOBAL C	USD	7.75%	7.75%	—	—	1,698	—	—	—	1,698
T. EUROPE BV SEP_00 GLOBAL D	USD	8.25%	8.25%	—	—	—	—	—	849	849
TEBV FEB_08 EMTN FIXED TRANCHE A	EUR	5.13%	5.13%	—	—	—	—	—	1,500	1,500
TEBV FEB_08 EMTN FIXED TRANCHE B	EUR	5.88%	5.88%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.11%	2.11%	—	—	—	—	91	—	91
T.EUROPE BV JULY B 2007	JPY	1xJPYL6M+0.40000%	1.27%	—	—	—	—	91	—	91

Telefónica Europe, B.V.				—	—	1,698	—	182	2,849	4,729

EMTN O2 EUR (I)	EUR	4.38%	4.38%	—	—	—	—	—	1,750	1,750
EMTN O2 EURO (II)	EUR	3.75%	3.75%	—	—	—	2,250	—	—	2,250
EMTN O2 GBP (I)	GBP	5.38%	5.38%	—	—	—	—	—	1,023	1,023
EMTN O2 GBP (II)	GBP	5.38%	5.38%	—	—	—	—	—	682	682
TELEF. EMISIONES JUN 06 TRANCHE A	USD	1xUSDL3M+0.30000%	5.2263%	—	679	—	—	—	—	679
TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.98%	5.98%	—	—	—	679	—	—	679
TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.42%	6.42%	—	—	—	—	—	849	849
TELEF. EMISIONES JUN 06 TRANCHE D	USD	7.05%	7.05%	—	—	—	—	—	1,359	1,359
TELEF. EMISIONES JULY 06	EUR	1xEURIBOR3M+0.35000%	4.9800%	—	—	1,250	—	—	—	1,250
TELEF. EMISIONES SEPTEMBER 06	EUR	4.39%	4.39%	—	—	—	—	500	—	500
TELEF. EMISIONES OCTOBER 06	EUR	1xEURIBOR3M+0.20000%	4.81%	300	—	—	—	—	—	300
TELEF. EMISIONES DECEMBER 06	GBP	5.89%	5.89%	—	—	—	—	—	682	682
TELEF. EMISIONES JANUARY 06 TRANCHE A	EUR	1xEURIBOR6M+0.83000%	5.60%	—	—	—	—	—	55	55
TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1xEURIBOR3M+0.70000%	5.31%	—	—	—	—	—	24	24
TELEF. EMISIONES FEBRURARY 07	EUR	4.67%	4.67%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 07	EUR	1xEURIBOR3M+0.13000%	4.90%	—	350	—	—	—	—	350
TELEF. EMISIONES JUNE A 07	CZK	1xCZKPRIB_3M+0.1600%	4.24%	—	—	90	—	—	—	90
TELEF. EMISIONES JUNE B 07	CZK	4.35%	4.35%	—	—	—	—	113	—	113
TELEF. EMISIONES JUNE C 07	CZK	4.62%	4.62%	—	—	—	—	—	98	98
TELEF. EMISIONES JULY A 07	USD	5.86%	5.86%	—	—	—	—	—	509	509
TELEF. EMISIONES JULY B 07	USD	1xUSDL3M+0.33000%	5.21%	—	—	—	—	—	577	577
TELEF. EMISIONES JULY C 07	USD	6.22%	6.22%	—	—	—	—	—	476	476

Telefónica Emisiones, S.A.U.				300	1,029	1,340	2,929	613	9,584	15,795

Total Telefónica, S.A. and special purpose vehicles				722	1,829	3,038	2,929	795	12,433	20,946

			Maturity
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2008	2009	2010	2011	2012	years	Total
Marketable debentures	USD	9.125	—	—	144	—	—	—	144
Marketable debentures	USD	8.85	—	—	—	91	—	—	91
Marketable debentures	USD	8.85	—	—	—	—	—	—	—
Marketable debentures	USD	9.125	85	—	—	—	—	—	85

TASA			85	—	144	91	—	—	320

Series F	UF	6	2	2	2	2	2	7	17
Series L	UF	3.75	—	—	—	—	80	—	80

CTC CHILE			2	2	2	2	82	7	97

Peso bonds, Series A	MXN	91-day CETES + 0.61	—	—	500	—	—	—	500
Peso bonds, Series B	MXN	9.25	—	—	—	—	219	—	219

Telefónica Finanzas México			—	—	500	—	219	—	719

O2 sterling issue	GBP	7.625	—	—	—	—	511	—	511

O2			—	—	—	—	511	—	511

2.5% 2008 bond	CZK	3.5	225	—	—	—	—	—	225

Telefónica O2 Czech Republic			225	—	—	—	—	—	225

8th issue T. Peru bonds	USD	3.8125	—	11	—	—	—	—	11
7th issue T. Peru bonds	PEN	7.9375	14	—	—	—	—	—	14
T. Peru 1st Program (2nd)	PEN	VAC + 7	—	10	—	—	—	—	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	—	—	11	—	—	—	11
T. Peru 4th Program (10th Series A)	PEN	7.875	—	—	—	—	7	—	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	—	—	—	—	12	—	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	16	16
T. Peru 4th Program (14th-Series A)	PEN	6.375	—	—	11	—	—	—	11
T. Peru 4th Program (16th-Series A)	PEN	6	—	—	—	—	23	—	23
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	—	—	—	—	—	16	16
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	34	34
T. Peru 4th Program (1st)	PEN	5.5625	6	—	—	—	—	—	6
T. Peru 4th Program (13th-Series A)	PEN	5.5625	—	17	—	—	—	—	17
T. Peru 4th Program (4th-Series A)	PEN	6.625	—	—	—	—	18	—	18
T. Peru 4th Program (7th)	PEN	6.1875	—	12	—	—	—	—	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	—	4	—	—	—	—	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	—	—	4	—	—	—	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	—	—	7	—	—	—	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	—	—	12	—	—	—	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	—	—	—	13	—	—	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	—	—	—	20	—	—	20
T. Peru Senior Notes	PEN	8	—	—	—	—	—	171	171

Telefónica del Perú			20	54	45	33	60	237	449

T.M. Peru 1st Program (1stSeries A)	PEN	6.25	—	11	—	—	—	—	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	—	—	—	11	—	—	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	—	—	—	6	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	—	—	—	10	—	—	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	—	—	—	—	—	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	—	—	—	—	—	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	—	—	11	—	—	—	11

Telefónica Móviles Perú			—	11	11	27	—	13	62

Nonconvertible bonds	BRL	1.042 x CDI	—	—	153	—	—	—	153
Nonconvertible bonds	BRL	1.033 x CDI	—	38	—	—	—	—	38
Nonconvertible bonds	BRL	1.03 x CDI	96	—	—	—	—	—	96

Brasilcel Group			96	38	153	—	—	—	287

Nonconvertible bonds	BRL	1 x CDI + 0.35000%	—	—	575	—	—	—	575

Telesp			—	—	575	—	—	—	575

Total issues			428	105	1,430	153	872	257	3,245

Total Group issues			1,149	1,935	4,485	3,083	1,667	12,787	25,106

The main debentures and bonds issued by the Group in 2008 are as follows:
•	Issue by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under its EMTN program registered with the London Stock Exchange and renewed on July 3, 2008:

		Nominal value
			(millions	Currency
Item	Date	(millions)	of euros)	of issuance	Maturity	Interest rate
EMTN bonds	06/12/08	1,250	1,250	EUR	06/12/2013	5.58%
•	Issues by Telefónica del Perú, S.A.A. in the Peruvian market:

		Nominal value
			(millions	Currency
Item	Date	(millions)	of euros)	of issuance	Maturity	Interest rate
Bonds	03/04/2008	34	8	PEN	03/04/2011	5.9375%
Bonds	03/18/2008	50	11	PEN	03/18/2018	VAC (*) + 3.375%
Bonds	04/02/2008	45	10	PEN	04/02/2011	5.75%
Bonds	04/14/2008	30	7	PEN	04/14/2013	6.25%
Bonds	04/22/2008	49	11	PEN	04/22/2028	VAC (*) + 2.8750%
Bonds	05/22/2008	48	11	PEN	05/22/2028	VAC (*) + 3.1250%
Bonds	07/21/2008	20	5	PEN	07/21/2028	VAC (*) + 3.1875%

(*)	VAC

(1)	Exchange rate at December 31, 2008

The main debentures and bonds issued by the Group in 2007 were as follows:
•	Issue by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under its EMTN program registered with the London Stock Exchange and renewed on July 3, 2008:

		Nominal value
			(millions
			of	Currency
Item	Date	(millions)	euros)(1)	of issuance	Maturity	Interest rate
EMTN bonds	01/31/2007	55	55	EUR	12/31/2021	6-month Euribor + +0.83%
		24	24	EUR	12/31/2018	3-month Euribor + +0.7%
EMTN bonds	02/07/2007	1,500	1,500	EUR	02/07/2014	4.67%
EMTN bonds	03/30/2007	350	350	EUR	03/30/2009	3-month Euribor + 0.13%
EMTN bonds	06/19/2007	2,400	98	CZK	06/19/2010	CZK 3-month Pribor + 0.16%
		3,000	112	CZK	06/19/2012	4.35%
		2,600	90	CZK	06/16/2014	4.62%

(1)	Exchange rate at December 31, 2007.
•	Bonds issued by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006:

		Nominal value
			(millions
			of	Currency
Item	Date	(millions)	euros)(1)	of issuance	Maturity	Interest rate
Global bond	07/02/2007	750	509	USD	02/04/2013	5.86%
		850	577	USD	02/04/2013	3M Libor + 0.33%
		700	476	USD	07/03/2017	6.22%

(1)	Exchange rate at December 31, 2007.
•	Bonds issued by Telefónica Emisiones, S.A.U., underwritten by Telefónica, S.A. under its bond issue program registered with the Tokyo Stock Exchange (TSE) on July 11, 2007:

		Nominal value
			(millions
			of	Currency
Item	Date	(millions)	euros)(1)	of issuance	Maturity	Interest rate
Bonds	07/19/2007	15,000	91	JPY	07/19/2012	2.11%
		15,000	91	JPY	07/19/2012	6M Libor + 0.4%

(1)	Exchange rate at December 31, 2007.

•	Issues by Telefónica del Perú, S.A.A. in the Peruvian market:

		Nominal value
			(millions
			of	Currency
Item	Date	(millions)	euros)(1)	of issuance	Maturity	Interest rate
Bonds	01/11/2007	77	17	PEN	01/11/2009	5.56%
Bonds	03/12/2007	101	23	PEN	03/12/2012	6.00%
Bonds	04/13/2007	19	4	PEN	04/13/2010	5.56%
Bonds	07/13/2007	60	14	PEN	07/13/2027	VAC +3.625%
Bonds	10/12/2007	80	18	PEN	10/12/2012	6.63%
Bonds	10/23/2007	150	34	PEN	10/23/2017	VAC +3.6875%
Bonds	11/20/2007	50	11	PEN	11/20/2010	6.38%
Bonds	11/30/2007	60	14	PEN	11/30/2019	VAC +3.6875%

(1)	Exchange rate at December 31, 2007.

APPENDIX III: FINANCIAL INSTRUMENTS
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2008 is as follows:

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL

EURO	619	3,198	8,482	3,223	4,066	7,893	27,481	24,421	2,626	27,047
Floating rate	(9,170)	(1,210)	6,475	(158)	4,112	799	848	7,639	(7,574)	65
Spread — Ref Euribor	-0.05%	-0.35%	0.18%	0.46%	0.04%	0.25%	0.62%
Fixed rate	9,439	4,408	1,607	31	(46)	5,844	21,283	11,349	10,244	21,593
Interest rate	4.40%	4.76%	2.66%	-22.88%	-51.84%	4.20%	4.37%
Rate cap	350	—	400	3,350	—	1,250	5,350	5,433	(44)	5,389
OTHER EUROPEAN CURRENCIES	846	700	779	1,770	160	2,359	6,614	3,557	2,964	6,521
Instruments in CZK	2,025	700	123	111	—	97	3,056	303	2,753	3,056
Floating rate	—	278	—	—	—	—	278	88	191	279
Spread	—	0.07%	—	—	—	—	0.07%
Fixed rate	2,025	422	123	111	—	97	2,778	215	2,562	2,777
Interest rate	4.04%	3.35%	3.41%	4.35%	—	4.62%	3.94%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(1,179)	—	656	1,659	160	2,262	3,558	3,254	211	3,465
Floating rate	—	—	63	740	155	(525)	433	59	569	628
Spread	—	—	4.60%	0.27%	0.27%	—	0.34%
Fixed rate	(1,179)	—	593	394	5	1,737	1,550	1,916	(472)	1,444
Interest rate	3.16%	—	5.12%	7.63%	6.44%	5.27%	7.42%
Rate cap	—	—	—	525	—	1,050	1,575	1,279	114	1,393
AMERICA	(60)	1,844	889	747	1,146	3,764	8,330	12,334	(6,555)	5,779
Instruments in USD	473	205	245	188	782	921	2,814	9,855	(9,502)	353
Floating rate	(529)	206	151	173	142	96	239	2,492	(2,374)	118
Spread	0.85%	0.41%	-1.34%	0.96%	1.89%	—	-0.98%
Fixed rate	669	(11)	84	5	630	795	2,172	6,957	(7,143)	(186)
Interest rate	4.09%	-48.90%	26.66%	-7.92%	3.20%	13.20%	8.28%
Rate cap	333	10	10	10	10	30	403	406	15	421
Instruments in UYU	(2)	2	2	—	—	—	2	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(2)	2	2	—	—	—	2	1	—	1
Interest rate	-3.19%	3.75%	3.75%	—	—	—	13.67%
Rate cap	—	—	—	—	—	—	—

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL

Instruments in ARS	110	141	59	—	—	—	310	(85)	321	236
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	110	141	59	—	—	—	310	(85)	321	236
Interest rate	-54.69%	6.63%	11.49%	—	—	—	-14.12%
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	(209)	726	161	154	154	311	1,297	607	661	1,268
Floating rate	(348)	667	136	130	130	272	987	548	469	1,017
Spread	0.74%	0.49%	3.64%	3.74%	3.75%	—	2.20%
Fixed rate	139	59	25	24	24	39	310	59	192	251
Interest rate	21.00%	4.23%	10.03%	10.03%	10.03%	9.96%	13.83%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	349	105	170	102	78	—	804	(15)	820	805
Floating rate	212	105	151	102	78	—	648	113	475	588
Spread	-0.20%	0.09%	0.06%	0.13%	—	—	-0.01%
Fixed rate	137	—	19	—	—	—	156	(128)	345	217
Interest rate	8.59%	—	4.70%	—	—	—	8.11%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	2	2	68	2	2	4	80	173	(95)	78
Floating rate	—	—	—	—	—	—	—	86	(86)	—
Spread	—	—	—	—	—	—	—
Fixed rate	2	2	68	2	2	4	80	87	(9)	78
Interest rate	6.53%	6.56%	4.43%	7.45%	6.00%	6.00%	4.74%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	161	181	102	82	61	339	926	807	155	962
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	161	181	102	82	61	339	926	807	155	962
Interest rate	5.63%	7.13%	6.67%	6.70%	7.45%	6.23%	6.47%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	579	56	82	33	69	183	1,002	391	587	978
Floating rate	8	43	36	33	30	—	150	148	—	148
Spread	—	—	—	—	—	—	—
Fixed rate	571	13	46	—	39	183	852	243	587	830
Interest rate	12.66%	15.82%	14.10%	—	13.44%	—	10.10%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Floating rate	—	—	—	—	—	—	—	—	—	—

								FAIR VALUE
						Subsequent		Underlying	Associated
Millions of Euros	2009	2010	2011	2012	2013	years	Total	debt	derivatives	TOTAL

Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,006	2,006	2,006	—	2,006
Interest rate	—	—	—	—	—	7.67%	7.67%
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,998)	—	—	—	—	—	(1,998)	(1,999)	—	(1,999)
Interest rate	10.34%	—	—	—	—	—	10.34%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	479	426	—	186	—	—	1,091	597	498	1,095
Floating rate	47	266	—	—	—	—	313	412	63	475
Spread	3.30%	0.61%	—	—	—	—	1.01%
Fixed rate	432	160	—	186	—	—	778	185	435	620
Interest rate	12.85%	8.17%	—	9.25%	—	—	11.02%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Floating rate	(4)	—	—	—	—	—	(4)	(4)	—	(4)
Spread	0.01%	—	—	—	—	—	0.01%
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
ASIA								575	(597)	(22)
Instruments in JPY	—	—	—	—	—	—	—	575	(597)	(22)
Floating rate	—	—	—	—	—	—	—	152	(158)	(6)
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	423	(439)	(16)
Interest rate	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	88	—	—	88	—	84	84
Instruments in MAD	—	—	—	88	—	—	88	—	84	84
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	88	—	—	88	—	84	84
Interest rate	—	—	—	4.54%	—	—	8.57%
Rate cap	—	—	—	—	—	—	—
TOTAL	1,405	5,742	10,150	5,828	5,372	14,016	42,513	40,887	(1,478)	39,409

Floating rate	(9,784)	355	7,012	1,020	4,647	642	3,892	11,733	(8,425)	3,308

Fixed rate	10,506	5,377	2,728	923	715	11,044	31,293	22,036	6,862	28,898

Rate cap	683	10	410	3,885	10	2,330	7,328	7,118	85	7,203

Currency options							(202)		(202)

Other	—	—	—	—	—	—	422	—	—	—

	CURRENCY OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013	2013+
Call USD/Put BRL
Notional amount of options bought	287,418,265	—	—	—	—	—
Strike	2.36	—	—	—	—	—
Notional amount of options sold	290,062,464	—	—	—	—	—
Strike	2.36	—	—	—	—	—
Put USD / Call BRL
Notional amount of options bought	114,284,734	—	—	—	—	—
Strike	1.86	—	—	—	—	—
Notional amount of options sold	143,709,133	—	—	—	—	—
Strike	1.86	—	—	—	—	—
Call USD / Put ARS
Notional amount of options bought	15,825,484	—	—	—	—	—
Strike	3.38	—	—	—	—	—
Call USD / Put EUR
Notional amount of options bought	291,010,994	—	208,378,242	—	148,020,407	1,723,431,774
Strike	1.59	—	1.59	—	1.49	1.40
Notional amount of options sold	268,984,547	—	195,129,693	—	—	831,255,453
Strike	1,51	—	1.49	—	—	1,20

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2009	2010	2011	2012	2013+

Collars
Notional bought	781,127,398	—	400,000,000	200,000,000	2,689,686,974
Strike Cap	3.897%	—	4.000%	3.80%	4.53%
Strike Floor	2.733%	—	3.300%	2.80%	3.13%
Caps
Notional bought	—	—	—	6,784,908,136	—
Strike	—	—	—	4.28%	—
Notional sold	700,000,000	—	400,000,000	6,784,908,136	2,689,686,974
Strike	4.75%	—	4.55%	5.156%	5.24%
Floors
Notional bought	1,481,127,398	—	400,000,000	567,454,068	2,599,868,766
Strike	0.71%	—	1.00%	1.15%	1.72%
Notional sold	1,050,000,000	367,974,663	—	1,067,454,068	—
Strike	2.73%	4.39%	—	2.75%	—

The breakdown of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2007 is as follows:

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total

EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread — Ref Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%
Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	—	1,200	4,350	—	8,000	8,130	(152)	7,978
OTHER EUROPEAN CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in CZK	1,669	561	708	—	113	98	3,149	360	2,772	3,132
Floating rate	(45)	—	281	—	—	—	236	46	191	237
Spread	(0.06%)	0.00%	0.07%	0.00%	0.00%	0.00%	0.10%
Fixed rate	1,714	561	427	—	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	0.00%	4.35%	4.62%	3.85%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	—	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	0.00%	5.12%	7.63%	6.06%	8.78%
Rate cap	477	—	—	—	682	1,364	2,523	2,557	—	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	(0.00%)	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in UYU	—	2	2	2	—	—	6	5	—	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	—	2	2	2	—	—	6	5	—	5
Interest rate	8.83%	3.75%	3.75%	3.75%	0.00%	0.00%	3.93%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	468	256	153	—	—	—	877	101	774	875
Floating rate	22	—	—	—	—	—	22	21	—	21
Spread	1.15%	0.00%	0.00%	0.00%	0.00%	0.00%	1.15%

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total

Fixed rate	446	256	153	—	—	—	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	0.00%	0.00%	0.00%	9.71%
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	0.00%	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	53	184	31	181	42	—	491	12	488	500
Floating rate	(17)	132	31	158	42	—	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	0.00%	0.12%
Fixed rate	70	52	—	23	—	—	145	(127)	344	217
Interest rate	3.43%	6.63%	0.00%	3.35%	0.00%	0.00%	4.57%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	—	—	95	—	—	—	95	95	—	95
Spread	0.00%	0.00%	0.33%	0.00%	0.00%	0.00%	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	132	136	81	72	80	338	839	639	215	854
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	—	104
Spread	0.00%	0.00%	1.32%	0.00%	0.00%	0.00%	0.34%
Fixed rate	577	205	—	—	—	—	782	308	472	780
Interest rate	11.49%	0.01%	0.00%	0.00%	0.00%	36.00%	7.65%
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Interest rate	8.16%	0.00%	0.00%	0.00%	0.00%	0.00%	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	656	73	503	—	219	—	1,451	714	778	1,492
Floating rate	(39)	70	314	—	—	—	345	478	78	556
Spread	0.02%	2.59%	0.61%	0.00%	0.00%	0.00%	1.08%
Fixed rate	695	3	189	—	219	—	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	0.00%	9.25%	0.00%	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	2	—	—	—	—	—	2	(10)	12	2
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	2	—	—	—	—	—	2	(10)	12	2
Interest rate	23.70%	0.00%	0.00%	0.00%	0.00%	0.00%	23.70%
Rate cap	—	—	—	—	—	—	—
ASIA	—	—	—	—	—	—	—	622	(661)	(39)
Instruments in JPY	—	—	—	—	—	—	—	622	(661)	(39)
Floating rate	—	—	—	—	—	—	—	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	0.00%	0.00%	3.79%
Fixed rate	—	—	—	—	—	—	—	471	(509)	(38)
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	—	88	—	88	—	85	85
Instruments in MAD	—	—	—	—	88	—	88	—	85	85
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	—	—	—	—	88	—	88	—	85	85
Interest rate	0.00%	0.00%	0.00%	0.00%	4.54%	0.00%	4.54%
Rate cap	—	—	—	—	—	—	—
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854

Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430

Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109

Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315

Currency options							(52)		(52)
Other							(230)

(Euros)	MATURITIES
Interest rate options	2008	2009	2010	2011	2012+
Collars
Notional bought	1,884,741,996	2,522,100,000	—	900,000,000	1,847,524,908
Strike Cap	4.195%	3.925%	—	3.944%	4.715%
Strike Floor	3.460%	2.749%	—	3.189%	3.804%
Notional sold	—	—	—	—	—
Strike Cap	—	—	—	—	—
Strike Floor	—	—	—	—	—
Caps
Notional bought	5,400,000,000	—	—	300,000,000	6,231,756,204
Strike	4.748%	—	—	4.070%	4.470%
Notional sold	1,884,741,996	2,522,100,000	—	1,200,000,000	8,079,281,112
Strike	4.837%	4.847%	—	4.555%	5.298%
Floors
Notional bought	477,229,343	2,872,100,000	—	900,000,000	1,663,512,408
Strike	2.500%	0.013%	—	1.000%	1.205%
Notional sold	4,000,000,000	350,000,000	518,685,530	—	700,000,000
Strike	2.750%	2.700%	4.568%	—	2.146%

(Euros)	MATURITIES
Currency options	2008	2009	2010	2011	2012+
Call USD/Put BRL
Notional amount of options bought	—	135,860,336	—	—	—
Strike	—	2.1585	—	—	—
Notional amount of options sold	—	196,239,298	—	—	—
Strike	—	2.5587	—	—	—
Put USD / Call BRL
Notional amount of options sold	—	135,860,336	—	—	—
Strike	—	1.8585	—	—	—
Call EUR / Put USD
Notional amount of options bought	27,832,084	—	—	—	—
Strike	1.2780	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	438,659,058	—	—	—	1,714,557,435
Strike	1.4454	—	—	—	1.3618
Notional amount of options sold	—	—	—	—	831,255,453
Strike	—	—	—	—	1.2030

APPENDIX IV: INTEREST-BEARING DEBT
The main financing transactions included under this heading outstanding at December 31, 2008 and 2007 and their nominal amounts are as follows:

					12/31/2008		12/31/2007
					Balance	Balance	Balance	Balance
	Value	Maturity		Limit	(million	(million	(million	(million
Name/Summary	Date	Date	Currency	12/31/08	currency)	Euros)	currency)	Euros)
Holding company
Telefónica Europe syndicated GBP loan O2 acquisition	10/31/2005	Misc.	GBP	5,250	3,978	4,176	4,221	5,756
Telefonica Europe — JPY loan	08/23/2007	07/27/2037	JPY	15,000	15,000	119	15,000	91
Telefónica, S.A. €3bn syndicated loan BellSouth acquisition	07/06/2004	07/06/2009	USD	302	302	217	302	205
Telefónica, S.A. €6bn syndicated loan Cesky acquisition	06/28/2005	06/28/2011	EUR	6,000	6,000	6,000	6,000	6,000
Telefónica, S.A. syndicated loan with savings banks	04/21/2006	04/21/2017	EUR	700	700	700	700	700
EIB Holding TELFISA financing	Misc.	Misc.	EUR	1,001	1,001	1,001	633	633
	Misc.	Misc.	USD	405	405	291	989	672

Other operators
Telefónica Móviles Chile May 06 syndicated loan	05/05/2006	01/05/2011	USD	180	180	129	180	122
Telefónica Móviles Chile Nov. 06 syndicated loan	11/15/2006	11/15/2012	CLP	100,000	100,000	113	100,000	137
CTC financing	12/21/2004	12/21/2009	USD	200	200	144	200	136
	10/28/2005	06/21/2011	USD	150	150	108	150	102
	06/09/2008	05/13/2013	USD	150	150	108	150	102
EIB-VIVO financing 2007 (1)	10/31/2007	12/19/2014	EUR	125	125	125	34	34
VIVO bilateral loan (1)	08/092007	08/15/2014	BRL	678	678	208	303	93
Telesp bilateral loans	10/23/2007	04/23/2015	BRL	1,687	1,687	519	800	246
Colombia BID financial Telefónica Móviles	12/20/2007	11/15/2014	USD	125	125	90	0	0
	12/20/2007	11/15/2012	USD	475	475	341	0	0
Telefónica O2 Czech Republic financing	07/30/1997	07/30/2012	EUR	115	115	115	115	115
Other						8,298		8,521

Total						22,827		23,665

(1)	VIVO transactions are included in the balance sheet using proportionate consolidation at 50%

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP
The table below lists the main companies comprising the Telefónica Group at December 31, 2008 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Parent company:
Telefónica, S.A.	Spain	EUR	4,705
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	6	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	—	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telyco Marruecos, S.A. Promotion, marketing and distribution of telephone services	Morocco	MAD	1	54.00%	Teleinformática y Comunicaciones, S.A. (TELYCO) (54.00%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Salud, S.A. Mangement and operation of telcommunications and public television services	Spain	EUR	—	51.00%	Telefónica Telecomunicaciones Públicas, S.A. (51.00%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	19	58.94%	Telefónica de España, S.A.U. (58,94%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable Menorca, S.A. Cable television systems and value-added services	Spain	EUR	1	100%	Telefónica Cable, S.A. (100%)
Telefónica Latin America
Telefónica Internacional, S.A. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefonica International Holding, B.V. Holding company	Netherlands	USD	548	100%	Telefonica International, S.A. (100%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Latin American Cellular Holdings, B.V. (NETHERLANDS) Holding company	Netherlands	EUR	980	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telecomunicaçoes de Sao Paulo, S.A. — TELESP Wireline telephony operator in Sao Paulo	Brazil	BRL	6,558	87.95%	Telefónica Internacional, S.A. (65.30%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (22,65%)
Brasilcel, N.V. (*) Joint Venture and holding company for wireless communications services	Netherlands	BRL	—	50.00%	Telefónica, S.A. (50.00%)
Vivo Participaçoes, S.A. (*) Holding company	Brazil	BRL	6,666	31.78%	Brasilcel, N.V. y subsidiarias (31.78%)
Vivo, S.A. (*) Wireless services operator	Brazil	BRL	5,409	31.78%	Vivo Participaçoes, S.A. (31.78%)
Telemig celular, S.A. (*) Wireless services operator	Brazil	BRL	600	17.93%	Telemig Celular Participaçoes, S.A. (15.58%) Vivo Participaçoes, S.A. (2.35%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	143	100%	Telefónica Holding de Argentina, S.A. (50.00%) Telefonica International Holding, B.V. (37.33%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	98.20%	Compañía Internacional de Telecomunicaciones, S.A. (52.70%) Telefónica Internacional, S.A. (24.99%) Telefónica Móviles Argentina, S.A. (19.56%) Telefonica International Holding, B.V. (0.95%)
Telefónica Móviles Argentina, S.A. Wireless telephone services provider	Argentina	ARS	1,198	100%	Telefónica Móviles Argentina Holding, S.A. (84.60%) Telefónica, S.A. (15.40%)
Telcel, C.A. Wireless operator	Venezuela	VEF	343	100%	Latin America Cellular Holdings, B.V. (97.21%) Telefónica, S.A. (0.08%) Comtel Comunicaciones Telefónicas, S.A. (2.71%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,835,848	100%	TEM Inversiones Chile Ltda. (100%)
Compañía de Telecomunicaciones de Chile, S.A. Local, long distance and international telephony services provider	Chile	CLP	694,570	96.75%	Inversiones Telefónica Internacional Holding Ltda. (51,86%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,596	98.18%	Telefónica Internacional, S.A. (98.03%) Telefónica, S.A. (0.15%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	732	96.79%	Telefónica Móviles Perú Holding, S.A.A. (94.47%) Latin America Cellular Holdings, B.V. (2.18%) Telefónica, S.A. (0.14%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	909,929	52.03%	Telefónica Internacional, S.A. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless operator	Colombia	COP	82	100.00%	Olympic, Ltda. (50,58%) Telefónica, S.A. (49.42%)
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	20,271	100%	Telefónica Internacional, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	29,067	100%	Pegaso Telecomunicaciones, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	196	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, INC. Telecommunications service operator	Puerto Rico	USD	111	98.00%	Telefónica Internacional, S.A. (98.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	103	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	SVC	1,640	99.08%	Telefónica El Salvador Holding, S.A. de C.V. (99.08%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	3,162	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (98.00%) Telefónica El Salvador Holding, S.A. de C.V. (2.00%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	133	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (80.56%) Telefónica International Wholesale Services, S.L. (19.44%)
Telefónica International Wholesale Services France, S.A.S. Provision of high bandwidth communications services	France	EUR	37	100%	Telefónica International Wholesale Services, S.L. (100%)
Telefónica International Wholesale Services Argentina, S.A. Provision of high bandwidth communications services	Argentina	USD	78	100%	T. International Wholesale Services America, S.A. (100%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Telefónica International Wholesale Services Brasil Participacoes, Ltd Provision of high bandwidth communications services	Brazil	USD	62	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Perú, S.A.C. Provision of high bandwidth communications services	Peru	USD	20	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	United States	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Puerto Rico, Inc. Provision of high bandwidth communications services	Puerto Rico	USD	5	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica International Wholesale Services Ecuador, S.A Provision of high bandwidth communications services	Ecuador	USD	3	100%	T. International Wholesale Services America, S.A. (100%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Telefónica Interactiva Brasil, Ltda. (59,00%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (41,00%)
Terra Networks Mexico, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	837	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A. (100%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A. (99.99%)
Telefonica China, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica O2 UK Ltd. Wireless communications services operator	UK	GBP	10	100%	O2 Networks Ltd. (80,00%) O2 Cedar Ltd. (20,00%)
The Link Stores Ltd. Telecommunications equipment retailer	UK	GBP	—	100%	Telefónica O2 UK Ltd. (100%)
Be Un Limited (Be) Internet services provider	UK	GBP	10	100%	Telefónica O2 UK Ltd. (100%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	—	50.00%	O2 Ash Ltd. (50,00%)
O2 (Europe) Ltd. Holding company	UK	GBP	1,239	100%	Telefónica, S.A. (100%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Telefónica O2 Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica O2 Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Tchibo Mobilfunk GmbH & Co. KG (*) Telecommunications equipment retailer	Germany	EUR	—	50.00%	Telefónica O2 Germany GmbH & Co. OHG (50.00%)
O2 Communications (Ireland) Ltd. Wireless communications services operator	Ireland	EUR	97	100%	O2 Holdings Ltd. (100%)
Manx Telecom Ltd. Telecommunications service provider	Isle of Man	GBP	12	100%	O2 (Netherlands) Holdings BV (100%)
Telefónica O2 Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica O2 Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovakia	SKK	—	69.41%	Telefónica O2 Czech Republic, a.s. (69.41%)
Other companies
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefonica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Televisión Federal S.A.— TELEFE Provision and operation TV and radio broadcasting services	Argentina	ARS	148	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Servicios de Música, S.A.U Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Atento Holding, Inversiones y Teleservicios, S.A.U. Telecommunications service provider	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento N.V. Telecommunications service provider	Netherlands	EUR	—	100%	Atento Holding, Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)
Atento Brasil, S.A. Telecommunications services provider	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Argentina, S.A. Telecommunications services provider	Argentina	ARS	3	100%	Atento Holding Chile, S.A. (97.99%) Atento N.V. (2.01%)
Teleatento del Perú, S.A.C. Telecommunications services provider	Peru	PEN	15	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	99.06%	Atento Holding Chile, S.A. (71.16%) Compañía de Telecomunicaciones de Chile, S.A (26.52%) Telefónica Empresas Chile, S.A. (0.93%) Telefónica Larga Distancia, S.A. (0.45%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	114	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Terra Networks Asociadas, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Terra Networks Asociadas, S.L. (50.00%)
Educaterra, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Terra Networks Asociadas, S.L. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	1	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança Security services and systems	Brazil	BRL	21	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V Telecommunications research activities and projects	Mexico	MXN	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. Telecommunications research activities and projects	Brazil	BRL	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxemburg	EUR	4	100%	Telefónica, S.A. (99.97%) Telefónica Finanzas, S.A. (TELFISA) (0.03%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Casiopea Reaseguradora, S.A. (83,33%) Telefónica, S.A. (16.67%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Altaïr Assurances, S.A. Direct insurance transations	Luxemburg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies.	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. Financial intermediation	United States	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Solivella Investment, B.V. Holding company	Netherlands	EUR	881	100%	Telefónica Móviles España, S.A.U. (100%)
Aliança Atlântica Holding B.V. Holder of 5,225,000 Portugal Telecom, S.A. shares	Netherlands	EUR	—	93.99%	Telefónica, S.A. (50.00%) Telecomunicaçoes de Sao Paulo, S.A. — TELESP (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Provision of mangement and administration services	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Provision of mangement and administration services	Argentina	ARS	—	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of mangement and administration services	Chile	CLP	1,017	96.75%	Compañía de Telecomunicaciones de Chile, S.A (96.75%)
Telefónica Gestión de Servicios Compartidos, S.A. Provision of mangement and administration services	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Cobros Serviços de Gestao, Ltda. Provision of mangement and administration services	Brazil	BRL	—	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefonica Gestao de Serviços Compartilhados do BRASIL, Ltda. Provision of mangement and administration services	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. Provision of mangement and administration services	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)

				%
			Share	Telefónica
Name and corporate purpose	Country	Currency	capital	Group	Holding Company
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telco, S.p.A. Holding company	Italy	EUR	4,849	42.30%	Telefónica, S.A. (42.30%)
Portugal Telecom, S.G.P.S., S.A. Holding company	Portugal	EUR	27	9.86%	Telefónica, S.A. (8.51%) Telecomunicaçoes de Sao Paulo, S.A. — TELESP (0.79%) Aliança Atlântica Holding B.V. (0.56%)
Lycos Europe, N.V. Internet portal	Netherlands	EUR	3	32.10%	LE Holding Corporation (32.10%)
Médi Telecom, S.A. Wireless communications services provider	Morocco	MAD	2,659	32.18%	Telefónica Móviles España, S.A.U. (32.18%)
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Ipse 2000, S.p.A Installation and operation of 3G wireless communications systems	Italy	EUR	13	39.92%	Solivella Investment, B.V. (39.92%)

(*)	Companies consolidated using proportionate consolidation.
Through these consolidated financial statements, O2 (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and are exempt in accordance with the stipulations of Art. 264b HGB

2008 CONSOLIDATED MANAGEMENT REPORT

EARNINGS PERFORMANCE
Consolidated results
Against a complex backdrop, the Telefónica Group’s commercial and financial results in 2008 underscore the benefits of its unique profile: extensive business diversification, operating integration in key markets, strong competitive positioning in main markets, proven capacity to deliver and financial strength.
The Group’s customer base, measured by accesses, climbed 13.2% to 258.9 million accesses at year-end 2008 from 228.7 million the year before. This increase was primarily driven by growth of 16.6% in mobile access, of 20.9% in broadband accesses and of 29.7% in pay TV accesses. By region, accesses in Latin America grew a noteworthy 18.0% to 158.3 million from 134.1 million at December 2007, due mainly to sharp growth in broadband subscribers, net wireless adds and growth in the customer base in the pay TV business.
By access type, the Telefónica Group’s mobile accesses rose 16.6% to 195.6 million at December 2008 (including nearly 4 million Telemig subscribers added to the Group in April 2008) from 167.8 million at the end of 2007. The biggest drivers of net adds for the year by country were Brazil (7.5 million, excluding Telemig’s customer base), Mexico (2.8 million), Peru (2.5 million) and Germany (1.7 million).
Retail broadband internet accesses increased by nearly 20.9%, from 10.3 million to 12.5 million at year-end 2008, driven by growing take-up of bundled voice, ADSL and pay TV (so-called triple play) packages. In fact, in Spain over 85% of retail broadband accesses are bundled as part of some kind of dual or triple play package, while in Latin America the weight of bundles is growing rapidly, with 49% of retail broadband accesses bundled into dual or triple play packages.
During the year, retail broadband internet accesses climbed 13.7% in Spain (to 5.2 million), 20.5% in Latin America (6.1 million) and 72.9% in Europe (1.2 million).
Lastly, pay TV accesses increased 29.7% to 2.3 million at December 2008 from 1.7 million at the end of 2007, driven by higher penetration in the markets where this service is available, which at the end of 2008 included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Growth in the customer base drove revenue 2.7% higher in 2008 to 57,946 million euros from 56,441 million euros. In 2008, the fallout from exchange rate movements eroded revenue growth by almost 3 percentage points, while changes in the consolidation scope detracted an additional 1.2 percentage points.
In absolute terms, by region Telefónica Latin America accounted for 38.3% of total Group revenues in 2008 (up 2.7 pp on 2007), with Telefónica Spain and Telefónica Europe accounting for 36.0% and 24.7%, respectively.

Meanwhile, expenses at the Telefónica Group fell 2.6%, from 37,881 million euros in 2007 to 36,892 million euros. Stripping out the impact of currency movements, expenses would have risen 0.9% in the year, reinforcing the trend evident since the start of the year as a result of initiatives put in place by the Company to maximize productivity in both years.
Supplies in 2008 totaled 17,818 million euros, 0.5% lower than the 17,907 million euros of 2007. Stripping out the impact of exchange rates, the increase would have been 3.6%, mainly due to higher interconnection expenses at Telefónica Latin America and O2 UK.
Personnel expenses fell 14.3% to 6,762 million euros in 2008 from 7,893 million euros in 2007 (down 12.4% in constant euros), in large part due to personnel restructuring expenses recognized in 2007 (1,199 million euros). The average headcount during the period was 251,775, a net increase of 7,723 employees on 2007, mainly due to expansion of the Atento Group’s workforce. Excluding Atento Group’s workforce, the average headcount at the Telefónica Group fell by 2,218 from year-end 2007 in 124,885 employees, in part due to the deconsolidation of Endemol and Airwave.
External service expenses inched up 0.9% to 10,079 million euros from 9,991 million euros (+3.7% in constant currency), mainly due to higher expenses at Telefónica Latin America, primarily in Brazil, Venezuela and Chile, reflecting higher commissions and subcontracted activity, and to greater customer acquisition and retention costs at Telefónica Europe.
Meanwhile, gains on the disposal of assets totaled 292 million euros in 2008, mainly in connection with capital arising on the sale of the stake in Sogecable (143 million euros) and on the sale of real estate assets included in the real estate management programs in Telefónica Spain and Telefónica Europe. It is worth recalling that in 2007 the Company recognized the capital gains realized on the disposal of Airwave (1,296 million euros) and Endemol (1,368 million euros) in the second and third quarters, respectively.
Operating income before depreciation and amortization (OIBDA) rose 0.4% in 2008 to 22,919 million euros from 22,824 million euros in 2007.
In absolute terms, Telefónica Spain accounted for 44.9% of the total Group OIBDA, compared to 36.8% and 18.2% at Telefónica Latin America and Telefónica Europe, respectively.
The OIBDA margin in 2008 stood at 39.6% (2007: 40.4%), significantly shaped by the capital gains on Airwave and Endemol.
Depreciation and amortization fell 4.1% in 2008, to 9,046 million euros from 9,436 million euros. Telefónica Europe includes the amortization of the purchase price allocation made following the O2 Group acquisition (689 million euros) and the Telefónica O2 Czech Republic acquisition (131 million euros).
Operating income (OI) rose 3.6% in the year to 13,873 million euros from 13,388 million euros, also shaped mainly by the capital gains recognized in 2007 on the sales of Airwave and Endemol.

The Group’s share of profit (loss) of associates amounted to a loss of 161 million euros in 2008, compared to profit of 140 million euros in 2007. Results for 2008 include the impact of the write-off of Telco, S.p.A.’s investment in Telecom Italia. To estimate the impact, the Telefónica Group took the estimated synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia. Accordingly, amount of the impairment loss recognized in “Share of profit (loss) of associates” in this connection is 209 million euros.
Net financial expense in 2008 amounted to 2,797 million euros, compared with 2,844 million euros in 2007. The decrease was the mainly the result of:
a)
A 7.6% decline in average debt, which led to a saving of 240 million euros. In addition, there was 93 million euros of revenue (9 million euros more than in 2007) from changes in the present value of commitments assumed under official redundancy programs and other positions measured at fair value.

b)
An increase in the average cost of Group debt to 6.0% of total average net debt (excluding exchange gains or losses), which led to an increase in costs of 218 million euros, caused by the rise in average interest rates in 2008.

Free cash flow generated by the Telefónica Group in 2008 amounted to 9,145 million euros. Of this amount, 2,224 million euros were allocated to net repurchases of treasury shares, 4,165 million euros to Telefónica S.A.’s dividend payment, 920 million euros to cancel commitments derived mainly from personnel reorganization programs and 1,327 million euros to financial and real estate investments, net of sales, mainly the acquisition of CTC’s minority shareholdings, the increase in the stake in China Unicom, the purchase of Telemig and the sale of the stake in Sogecable. In all, net interest-bearing debt decreased by 508 million euros. Net debt was reduced by an additional 2,043 million euros due to changes in exchange rates, changes in the consolidation scope and other effects on financial accounts. This led to a total reduction in consolidated debt of 2,551 million euros, leaving the Telefónica Group with net financial debt at December 31, 2008 of 42,733 million euros, compared with 45,284 million euros at year-end 2007.
The tax provision for 2008 totaled 3,089 million euros, compared with 1,565 million euros in 2007, implying an effective tax rate of 28.3%. However, the Telefónica Group’s cash settlement in 2008 was lower than this amount as it was able to apply unused loss carryforwards and tax credits against taxable profit. It is worth highlighting that in 2007 the tax expense recognized was lower, mainly on account of the Endemol disposal which triggered a capital loss for tax purposes.
Minority interests rose 10.2% in 2008 and detracted 234 million euros from cumulative net profit, compared to a loss of 213 million euros in 2007. Minority shareholder interests in Telesp and Telefónica O2 Czech Republic accounted for the bulk of this balance.
As a result of the above, profit for the year attributable to equity holders of the parent amounted to 7,592 million euros, down 14.8% on the 8,906 million euros recorded in 2007. This decrease is mainly due to the recognition in 2007 of capital gains on the sales of Airwave and Endemol.

Basic earnings per share in 2008 was 1.63 euros, down from 1.87 euros per share in 2007.
Capex climbed 4.7% to 8,401 million euros from 8,027 million euros. The bulk of this growth was driven by the capex earmarked for Telefónica Latin America, reflecting the rapid development of the broadband and pay TV businesses in the region, as well as the deployment of extended coverage and capacity at its mobile networks.
Operating cash flow (OIBDA-CapEx) contracted 1.8% to 14,518 million euros in 2008 from 14,797 million euros in 2007. By region, Telefónica Spain accounted for 8,077 million euros, while Telefónica Latin America generated 4,410 million euros and Telefónica Europe, 2,108 million euros.
The table below breaks down the Group’s accesses at the dates indicated:

	At December 31
	2006	2007	2008
	(thousands)
End customer accesses (1)	42,340.7	43,433.6	42,930.7
Data and internet accesses	12,170.9	13,156.6	14,654.3
Narrowband	3,997.7	2,678.7	1,997.2
Broadband (2)	7,974.8	10,320.2	12,472.1
Other (3)	198.4	157.7	185.0
Mobile accesses	145,125.1	167,781.1	195,598.9
Pay TV	1,064.0	1,748.1	2,267.5

End customer accesses	200,700.7	226,119.4	255,451.4

Leased loop	962.2	1,396.5	1,748.1
Shared loop	527.7	776.4	602.3
Unbundled loop	434.5	620.1	1,145.8
Wholesale ADSL (5)	1,288.6	571.7	534.7
Other (6)	228.6	656.0	1,150.1

Wholesale accesses	2,479.4	2,624.2	3,433.0

Total accesses	203,180.2	228,743.6	258,884.4

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access and digital access 2/6 x30. Includes access for internal use.

Includes all fixed wireless accesses.

(2)	ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	All other non-broadband retail circuits.

(4)	Includes Telemig customers since April 2008.

(5)	Includes unbunbled lines by Telefónica Germany.

(6)	Circuits for other operators.
Notes:

•	Includes Iberbanda accesses from January 1, 2007.

•
The Group’s accesses were reclassified with effect from December 31, 2006, with all fixed mobile accesses now included in fixed wireless. Until December 2007 these accesses were included, depending on the country, under total mobile or fixed accesses.

•	From January 1, 2008 public telephony over wireless technology is included within the fixed mobile category under fixed accesses.

REGULATORY ENVIRONMENT
The regulatory debate in the EU has focused on three issues that will go a long way to shaping the future regulatory framework and the development of the telecommunications market in Europe.
First is the review of the European regulatory framework governing electronic communications in effect since 2002, which predominated debate in the European Parliament and Council and which will give rise to a new set of rules to govern the sector across Europe once the new legislation is transposed into national law.
Second is the major initiative being undertaken by the European Commission to call termination charges on fixed and mobile networks -these charges are of particular relevance to mobile operators- which will culminate in an official EU recommendation.
This is the extension of regulations governing international roaming services, in effect since mid-2007, along several fronts. For example, the extension of current regulations governing voice roaming services beyond the initially forecast 2010 timeframe, fleshed out with specific measures designed to bring down roaming charges. In addition, the tariff unit is being changed and the scope of application of existing regulations is being extended to text messaging and data services.
Meanwhile in Spain, the resolution adopted in January 2007 by the Executive Committee for Economic Affairs (CDGA), establishing the price approval and communication scheme applicable to services included in the Universal Service following prior elimination of the price cap scheme, will remain in effect.
The Spanish telecommunications regulator, the CMT, approved a resolution determining that Orange and Vodafone were also liable for contributing to the cost incurred by Telefónica in providing universal service from 2003-2005, when it recognized a net cost of 284 million euros. However, a ruling on sharing the burden of the net cost of providing this service from 2006 onwards has yet to be issued.
In June 2008, the enacting regulations governing the use of public radio spectrum were passed into law. This regulatory framework introduced a new management model for this spectrum, including features such as measures to make usage more flexible and to enable the transfer or acquisition of spectrum in the secondary market. Of utmost significance here is the transformation envisaged for current license holders in Spain, which will affect mobile telephony license holders (GSM, DCS 1800 and 3G) and wireless access licenses using LMDS technology.
It is also worth noting that in 2008 the CMT virtually concluded its second round of analysis of relevant markets as defined by the European Commission in 2007. The only markets pending review are the virtual mobile operator segment (VMOs), which is no longer an EC-recommended relevant market susceptible to ex ante regulation and the wholesale circuit leasingmarket. In practical terms, this second round has spelled continuity in terms of existing regulation to date, punctuated by small steps in terms of deregulation, for example in the field of telephone service pricing.

As for broadband, 2008 marked the definition of the regulatory framework applicable to the rollout of new generation access networks using optic fiber and the services provided over them, enabling the launch at year-end of a new family of Future services. Among the noteworthy principles established by the sector watchdog in the regulations governing the new generation networks (NGNs) is the express acknowledgement that to foster investment and innovation, NGN regulations need to differ significantly from the rules governing copper networks. These new approaches have been confirmed in the analysis of the relevant markets approved subsequently.
The other European markets where Telefónica operates have also stepped up discussions surrounding the regulatory model applicable to develop NGNs, prompting the various national regulators to open public consultations, coupled with a broad range of government-led initiatives. Meanwhile, progress was made on the various reviews of the necessary relevant markets to bring prevailing regulatory frameworks in line with the market’s development on various fronts, although none of the initiatives undertaken in 2008 had a material impact on the Group’s European operations. Spectrum is proving an area of increasing regulatory focus: in the UK, the debate sparked over the reallocation of GSM bandwidth to 3G networks -with no deadline set for the transfer yet- and the auction of new 3G spectrum was particularly intense.
In Latin America, the Argentine Secretary of Communications issued new regulations governing universal service on April 4, 2008. In May the deeds setting up the organization committee for the universal service fiduciary trust (COFFU for its initials in Spain) were executed. Telefónica has requested that a series of programs be considered as part of the provision of universal service; the related finding by the Secretary of Communications is pending. Meanwhile the mobile operators are considering the joint formulation of projects to bring coverage to remote areas, which could be used to offset their universal service provision obligations.
In Brazil, with a view to defining the process for updating the regulatory framework governing the telecommunications industry, industry regulator Anatel approved the general plan for updating telecommunications regulations in Brazil, a program which features the review of concession contracts, the design of a general competition milestones plan, the rules governing the unbundling of elements of the network and implementation of a cost model. This plan will set the regulator’s agenda over the short, medium and long term.
In addition, the Brazilian regulator’s steering council, in its session of October 16, 2008, approved a new general license plan for public regime telecommunications services. The overriding purpose of the approved text is to eliminate regulatory restrictions that hinder consolidation among regional concessionaires and, specifically, to provide for the merger between Oi and Brasil Telecom. This plan was written into law by the President of Brazil via presidential decree, as published in the official Brazilian gazette (the DOU) on November 21, 2008.

In Chile, the tariff-setting processes for establishing Telefónica Móviles Chile’s (TMCH) access charges and Telefónica Chile’s (TCH) local retail tariffs and access charges for 2009-2014 was put in motion.
In Ecuador, local regulator Conatel approved and authorized the national telecommunications department to subscribe a 15-year concession arrangement with Otecel (Movistar). The new agreement was signed on November 20, 2008.
In Mexico, the program for radioelectric spectrum frequency bandwidth to be tendered by the Mexican secretary of communications and transport was published in the official federal gazette in March 2008. The program recommends that the federal telecommunications commission (COFETEL) publish the call to tender. The availability of new frequencies is necessary to increase GSM network capacity in Mexico City and to roll out UMTS technology.
Meanwhile, in preliminary rulings published in the federal gazette in July 2008, the federal anti-trust authority (COFECO) ruled that TELMEX has a dominant market position in several fixed telecommunication markets; on October 28, 2008, the COFECO also issued a its preliminary findings concluding that Telcel (América Móvil) has significant market power (SMP) in nationwide mobile telephony service, a relevant market. If these ongoing processes effectively conclude with definitive statements that Telmex/Telcel have significant market power, it would provide the basis for rules to prevent both operators from engaging in unfair trade practices and for setting the foundations for free competition in the Mexican market.

SHARE PRICE PERFORMANCE
After five years of consecutive gains, Telefónica’s share price was not immune to the widespread rout in equity markets in 2008, ending the year 28.7% lower at 15.85 euros per share. Nonetheless, the Company’s unique profile was underscored by its outperformance relative to its European peers: the DJ Stoxx Telecommunications index fell 37.0%. The shares also outperformed the general indices: the Ibex-35 and EStoxx-50 plunged 39.4% and 44.3%, respectively.
Telefónica also outperformed its European peers Telecom Italia, S.p.A. (-45.9%) and Portugal Telecom (-32.0%), while performing broadly in line with Vodafone (-26.0%) and Deutsche Telekom (-28.4%).
The fall in value of Telefónica shares came against a backdrop of a widespread collapse in equity prices. Telefónica’s high liquidity and significant weight in benchmark indices such as Spain’s Ibex-35 or the EStoxx-50 meant that Telefónica’s shares were particularly affected by the flight of capital out of the equity markets.
In addition, negative investor sentiment regarding the outlook for the Spanish economy and the weakness of certain Latin American currencies also contributed to the share’s performance.
Nonetheless, in 2008 Telefónica outperformed the main indices, underpinned by successive strong quarterly earnings releases throughout the year and investor perception that Telefónica is a safe haven stock thanks to its growth profile, high cash flow generation ability, strong financial position, highly selective expansion strategy and compelling shareholder remuneration policy.
This outperformance has enabled Telefónica to reinforce its position as the world’s fourth largest telecommunications operator by market cap. At year-end 2008, Telefónica’s market cap stood at 74,574 million euros.

INFORMATION BY BUSINESS LINE
Telefónica Spain Operations
Telefónica Spain’s total accesses increased 2.0% to 47.3 million accesses at December 31, 2008 from 46.4 million accesses at December 31, 2007. Total accesses at December 31, 2008 included 23.6 million mobile accesses, 15.3 million fixed telephony accesses, 5.7 million Internet and data accesses and 0.6 million pay TV accesses. Additionally, it included 1.7 million unbundled local loop accesses and 0.4 million of wholesale ADSL accesses.
The following table presents statistical data relating to our operations in Spain:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	15,949.9	15,918.8	15,326.3
Internet and data accesses	4,842.0	5,321.8	5,670.0
Narrowband accesses	1,040.5	660.8	388.0
Broadband accesses	3,742.7	4,614.0	5,246.4
Other accesses	58.8	47.0	35.6
Mobile accesses	21,446.0	22,826.6	23,604.8
Pre-pay accesses	9,303.0	9,181.8	9,037.0
Pay TV	383.0	511.1	612.5

Final clients accesses	42,620.8	44,578.2	45,213.6

Wholesale accesses	1,531.8	1,855.5	2,136.1

Total accesses	44,152.6	46,433.6	47,349.7

Note: Iberbanda’s accesses are included as of January 1, 2007
Beginning January 1, 2008, Telefónica Spain changed the business model for its Public Use Telephony, or PUT, service and related contracts in order to maximize its operations within the scope of the applicable regulatory framework. As a result, this business is now managed on a pure wholesale basis, exclusively registering net margin as revenues. During 2007, this business was managed on a retail basis and we recorded both gross revenues and the associated sales and marketing expenses required to promote PUT traffic through resellers as separate line items.
Telefónica Spain’s revenues increased 0.7% to €20,838 million in 2008 from €20,683 million in 2007.
Revenues from Telefónica Spain’s fixed business increased 1.4% to €12,581 million in 2008 from €12,401 million in 2007 principally due to the growth of Internet and broadband service revenues.
•
Revenues from traditional accesses include all revenues from our customers for rental and connection to public switched telephone network (PSTN) lines (for basic telephony service), ISDN lines (for integration of voice, data and video services), corporate services, PUT, additional recharges and advertising in telephone booths. Revenues from traditional accesses increased 6.2% to €2,944 million in 2008 compared to €2,772 million in 2007, partially as a result of revenues derived from recognizing the Universal Service Cost for the period 2003-2005, which we accounted for in 2008 as revenues of €182.8 million.

•
Revenues from traditional voice services decreased 7.4% to €4,436 million in 2008 compared to €4,792 million in 2007. Excluding the impact of the change in the business model applicable of PUT services, as described above, traditional voice revenues would have decreased by 3.5%. This evolution is mainly affected by lower fixed to mobile traffic, the decrease of effective prices in international traffic and the increasing importance of traffic included in national flat tariff plans.

•
Revenues from Internet and broadband services increased 8.7% to €3,017 million in 2008 compared to €2,775 million in 2007. Retail broadband service revenues increased 11.6% in 2008 compared to 2007, and accounted for 2.2 percentage points of Telefónica Spain fixed business revenues growth. At the same time, wholesale broadband service revenues increased by 2.6% in 2008 compared to 2007, mainly due to the increment of the revenues associated to the bigger customer base of unbundled local loop.

•	Revenues from data services grew 2.6% to €1,190 million in 2008 from €1,160 million in 2007.
•	Revenues from information technology services grew 1.2% to €443 million in 2008 from €437 million in 2007.
Revenues from Telefónica Spain’s mobile business decreased 0.1% to €9,684 million in 2008 from €9,693 million in 2007, due to the lower consumption by the customers and to the lower income revenues. Customer revenues increased 1.2% to €6,943 million in 2008 from €6,863 million in 2007, while interconnection revenues decreased 9.4% to €1,243 million in 2008 from €1,372 million in 2007, due primarily to the reduction in interconnection rates. Roaming-in revenues fell 9.9% to €198 million in 2008 from €220 million in 2007 due to the downward trend in roaming and wholesale prices. Revenue from handset sales increased 3.6% to €1,227 million from €1,184 million in 2007.
Telefónica Spain’s expenses decreased 6.8% to €10,901 million in 2008 from €11,701 million in 2007, principally due to lower personnel expenses.
•	Supplies expenses decreased 0.7% to €4,604 million in 2008 from €4,639 million in 2007, mainly due to lower interconnection expenses.
•	Personnel expenses decreased 23.7% to €2,375 million in 2008 from €3,111 million in 2007. Personnel expenses were affected in 2007 by non-recurring reorganization costs of €667 million.
•
Other expenses decreased 0.7% to €3,922 million in 2008 from €3,951 million in 2007, principally due to a 2.3% decrease in external expenses to €3,212 million in 2008 from €3,287 million in 2007. This decrease in external expenses was mainly as a result of the change in the business model applicable of PUT services, as well as the fact that external expenses were affected in 2007 by Telefónica Spain’s recording of an EU fine provision of €151.9 million that year. This decrease was partially offset by an increase in other expenses in 2008 primarily due to the recognizing of the Universal Service Cost for the period 2003-2005.

In the fixed business, total expenses decreased 9.7% to €6,799 million in 2008 from €7,532 million in 2007, principally due to a decrease in personnel expenses.
•	Supplies expenses decreased 1.5% to €2,962 million in 2008 from €3,008 million in 2007 mainly due to lower interconnection expenses and fewer equipment purchases.
•
Personnel expenses decreased 21.6% to €2,071 million in 2008 from €2,642 million in 2007, principally due to the personnel reorganization costs incurred in 2007. The average number of employees in 2008 was 31,243, a 6% reduction in comparison with the average number of employees in 2007 for the fixed business.

•
Other expenses decreased 6.1% to €1,766 million in 2008 from €1,881 million in 2007, principally due to a 5.4% decrease in external expenses to €1,336 million in 2008 from €1,413 million in 2007 partially as a result of the change in the business model applicable of PUT services as well as the 2007 EU fine provision. This decrease was partially offset by an increase in other expenses in 2008 primarily due to the recognizing of the Universal Service Cost for the period 2003-2005 in an amount of € 73 million in 2008.

Telefónica Spain’s expenses related to its mobile business decreased 0.7% to €5,502 million in 2008 from €5,541 million in 2007 impacted by the provision of €154 million related to a new personnel reorganization program in 2007. Disregarding this provision in 2007, Telefónica Spain’s expenses related to its mobile business would have increased by 2.1% from €5,387 million in 2007 to €5,502 million in 2008.
•	Supplies expenses decreased 0.4% to €2,667 million in 2008 from €2,677 million in 2007 due to decreases in interconnection and roaming expenses.
•
Personnel expenses decreased 34.6% to €299 million in 2008 from €457 million in 2007, primarily as a result of the provision for the new personnel reorganization program in 2007. Excluding the aforementioned provision, personal expenses would have decreased by 1.5% to €299 million in 2008 from €304 million in 2007.

•
Other expenses increased 5.4% to €2,537 million in 2008 from €2,407 million in 2007 due to higher customer management expenses, the growth in network costs and the impact of the recognizing of the Universal Service Cost for the period 2003-2005.

Telefónica Spain’s operating income before depreciation and amortization, OIBDA, increased 8.9% to €10,285 million in 2008 from €9,448 million in 2007. Telefónica Spain’s OIBDA, as a percentage of Telefónica Spain’s revenues, was 49.4% in 2008 compared to 45.7% in 2007.
Telefónica Spain’s depreciation and amortization decreased 6.0% to €2,239 million in 2008 from €2,381 million in 2007, principally due to a decrease in the average value of plant subject to depreciation.
Telefónica Spain’s operating income increased 13.9% to €8,046 million in 2008 from €7,067 million in 2007.
Telefónica Spain — Fixed business
Telefónica Spain provides fixed telephony services in Spain through the operator Telefónica de España.

The following table shows the development of Telefónica de España’s accesses since 2006:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	15,949.9	15,918.8	15,326.3
Internet and data accesses	4,842.0	5,321.8	5,670.0
Narrowband accesses	1,040.5	660.8	388.0
Broadband accesses	3,742.7	4,614.0	5,246.4
Other accesses	58.8	47.0	35.6
Pay TV accesses	383.0	511.1	612.5

Final clients accesses	21,174.9	21,751.6	21,608.8

Wholesale line rental	—	—	9.5
Unbundled local loop	939.0	1,353.9	1,698.0
Shared ULL	527.7	776.4	602.3
Full ULL	411.3	577.6	1,095.7
Wholesale ADSL	586.4	495.5	423.8
Other	6.4	6.0	4.7

Wholesale accesses	1,531.8	1,855.5	2,136.1

Total accesses	22,706.7	23,607.1	23,744.8

Note:	Iberbanda’s accesses are included as of January 1, 2007. -
The total Spanish fixed telephony market grew by an estimated 0.7% in 2008 in terms of number of accesses. During the same period, Telefónica Spain’s fixed telephony accesses decreased by 3.7% to 15.3 million accesses at December 31, 2008 from December 31, 2007. Telefónica Spain had net fixed telephony accesses losses of 0.6 million in 2008, higher than the 31.1 thousand net fixed telephony accesses losses recorded in 2007.
Estimated net adds in the total Spanish broadband market decreased 23.0% to 1.1 million in 2008 from 1.4 million in 2007. The total Spanish fixed broadband Internet access market stood at an estimated 9.3 million accesses at December 31, 2008. Telefónica Spain’s broadband accesses increased 13.7% to 5.2 million at December 31, 2008 from 4.6 million accesses at December 31, 2007.
The estimated market share of unbundled local loops in the broadband access market increased to 18.3% in 2008 from almost 17% in 2007. Unbundled local loops at December 31, 2008 amounted to 1.7 million accesses of which 35.5% were shared access loops.
Telefónica Spain’s total wholesale ADSL accesses decreased 14.5% to 0.4 million accesses at December 31, 2008 from 0.5 million accesses at December 31, 2007, mainly because of the migration to unbundled local loops.
In 2008, Telefónica Spain continued to increase its presence in the pay TV market, achieving a customer base of 0.6 million accesses at December 31, 2008. Telefónica Spain increased its estimated market share to 14% at December 31, 2008, compared to approximately 13% at December 31, 2007.
Since 2005 Telefónica Spain has bundled ADSL products with other products in Duo bundles, which include voice services, and Trio bundles, which include voice and IPTV services. The total number of Duo and Trio bundles increased by 19.7% to 4.5 million units at December 31, 2008 from 3.8 million units at December 31, 2007. At December 31, 2008, over 85% of Telefónica Spain’s broadband accesses were included in Duo or Trio bundles compared to over 80% at December 31, 2007.

In terms of sales and marketing, one of our main priorities has been to satisfy customer needs and increase customer loyalty by improving the quality of our customer service and offering a wide range of integrated telecommunications services. We have reinforced our strategy of customer segmentation in order to tailor our services to best meet the specific needs of each customer segment. In addition, with the purpose of increasing our ability to distribute our products and services, we have signed agreements with large Spanish department stores to complement our traditional channels of distribution.
In 2008 we marketed new products and promotions to strengthen our position in the market for fixed-mobile convergence, both for residential and business customers.
In 2008 we were also very active in capturing new fixed telephony customers (which, in many cases, includes broadband customers as well) through “free-connection fee” campaigns. These campaigns stimulated new adds, decreasing the net loss of lines.
During 2008 Telefonica Spain continued marketing bundled ADSL products, which included voice and IPTV services, and communicated to the Comisión del Mercado de las Telecomunicaciones, or the CMT, its intention to start marketing Quadruple bundles, which include fixed-line telephony, mobile telephony, broadband access and IPTV services.
Telefónica Spain launched in July 2008 a new ADSL offer at 6Mb intended for the residential market and upgraded the existing base of 3Mb customers (for loops compatible with such speed) to 6Mb.
ADSL commercial campaigns carried out to capture new broadband customers were very intense during 2008, in particular the “Semana Loca” campaigns, which had very positive results for Telefonica Spain. These campaigns introduced new promotions with attractive and competitive prices.
In 2008 Telefónica Spain also launched Fiber to the Home (FTTH) based services, including a brand new range of products and services named FUTURA. This line of products embodies the concept of high internet speed (currently up to 30Mb) that allowed Telefónica Spain to provide its customers with advanced IPTV services such as High Definition (HDTV channels), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR). The offer was launched in November 2008, once Telefónica Spain received permission from the CMT allowing it to commercialize such products.
In the business segment, we continued to promote the concept of “Puesto de Trabajo”, which is a package of services designed to meet the voice, data and IT needs for small- and medium-sized businesses.
The corporate customer service model employed by Telefónica Spain, which is focused on achieving the highest degree of efficiency in customer service, has the following features:
•	A 24-hour personal customer service line for purchasing any type of product and service and handling customer queries;
•
Telefónica stores (Tiendas Telefónica) where customers can test and buy the products we market, including the opening in 2008 of our flagship store at the historic Telefónica headquarters building on the Gran Vía (Madrid), which is the largest telecommunications store in Spain;

•	The Telefónica “virtual” store (Telefónica On Line), accessible by Internet, which offers the ability to order and purchase online the majority of services and products we offer; and
•	A customer service system for corporate customers, ranging from a telephone help line for businesses to the assignment of sales managers to address the needs of larger corporate clients.
Regarding competition, Telefónica Spain’s main competitors in the fixed telephony market fall within three main categories:
•	Cable operators, such as the Spanish nationwide cable operator ONO, which offers trio bundles, and regional cable operators;
•	ULL operators, such as Orange and Ya.com (both directly or indirectly owned by France Telecom), Jazztel and Tele2 (owned by Vodafone); and
•	Large-business oriented operators, such as British Telecom and Colt, which offer voice and data VPNs.
•	With the acquisition of Tele2, Vodafone now offers bundles of “naked” ADSL plus home zone mobile voice and fixed numbering.
Telefónica Spain’s estimated market share at December 31, 2008 was as follows:
•	Fixed telephony accesses market share reached approximately 77% of retail accesses (approximately 81% in 2007);
•	Broadband market share amounted to approximately 57% of retail accesses (approximately 56% in 2007); and
•	Pay TV market share achieved approximately 14% of the market in terms of accesses (approximately 13% in 2007).
In November, the CMT approved “Wholesale Access for Telephone Lines” (AMLT), a new product that allows operators to resell telephone lines to its final customers.
In terms of network and technology, Telefónica Spain has made significant investments to develop its broadband access business through ADSL technology, strongly increasing the coverage and the development of Imagenio, our IPTV service. Additionally Telefónica Spain has begun deploying a new fiber access network, or FTTX, which currently offers only limited coverage.

Telefónica Spain — Mobile business (Spain)
Telefónica Spain provides mobile services in Spain through the operator Telefónica Móviles España.
The Spanish mobile market exceeded 53.1 million accesses at December 31, 2008, which represented a penetration rate of 116%, an increase of more than 5 percentage points from December 31, 2007. The Spanish mobile market showed growth as a result of a decline of mobile handset prices and per minute call rates, and the success of pre-pay calling plans, with strong competition in number portability and pressure on pricing, including termination rate reductions, along with the entry of new competitors such as MVNOs.
The following table presents selected statistical data relating to the operations of Telefónica Spain’s mobile business:

	At December 31,
	2006	2007	2008
Total mobile accesses (in thousands)	21,446.0	22,826.6	23,604.8
Pre-pay accesses (in thousands)	9,303.0	9,181.8	9,037.0
MOU (minutes)	156	161	156
ARPU (in euros)	32.9	32.3	30.4
Our mobile customer base in Spain, measured in terms of accesses, increased 3.4% to 23.6 million accesses at December 31, 2008 compared to 22.8 million accesses at December 31, 2007. This growth was primarily driven by a 6.8% increase in accesses in the contract segment. At December 31, 2008, approximately 61.7% of our mobile accesses in Spain were through a contract, which represents an increase of 1.9 percentage points from December 31, 2007.
In the context of an increasingly competitive market, with strong competition in number portability and pressure on pricing, along with the entry of new competitors, Telefónica Móviles España estimated that it had the highest share of net adds in the Spanish mobile market in 2008 (31.3%), thanks to their competitive tariff scheme, strong focus on high value customers and effective marketing and advertisement strategies. Telefónica Spain’s mobile business achieved net adds of 0.8 million accesses in 2008 from net adds of 1.4 million accesses in 2007, with a noteworthy number of net accesses gains in the contract segment, 0.9 million accesses in 2008, from 1.5 million in 2007.
Commercial activity fell by 2.4% to 11.7 million commercial actions in 2008.
In terms of portability, which is customers transferring their number to Telefónica Móviles España from a competitor, Telefónica Móviles España continued to focus on the higher value customer segments with a net balance in contract of 38.8 thousand of lines. Meanwhile, total net adds was a negative figure of 61.3 thousand of lines at the end of the year.
In terms of usage, the volume of traffic carried by Telefónica Móviles España grew 3.3% to more than 65,000 million minutes in 2008 from over 63,300 million minutes in 2007. “On net traffic”, which means traffic originated and terminated on our network, rose 2.8% in 2008 compared to 2007. MOU decreased 2.8% to 156 minutes in 2008 from 161 minutes in 2007.
ARPU for Telefónica Spain’s mobile business decreased 5.9% to €30.4 in 2008 from €32.3 in 2007. The decrease was partially driven by a decrease in voice ARPU of 8.5% to €25.2 in 2008 from €27.6 in 2007 as a result of increased competition, interconnection price cuts and roaming-out regulation. Outgoing voice ARPU also decreased 7.4% to €21.2 in 2008 from €22.9 in 2007. These decreases were partially offset by an increase in data ARPU of 9.3% to €5.2 in 2008 from €4.8 in 2007, with outgoing data ARPU growing 10.5% to €4.7 in 2008 from €4.2 in 2007.

At December 31, 2008, Telefónica Spain’s customers held more than 6.2 million UMTS/HSDPA handsets, representing a penetration of 27% of our accesses base, excluding machine to machine, or M2M, an increase of 11.5 percentage points from December 31, 2007.
In terms of sales and marketing, Telefónica Spain is focused on key initiatives to preserve its position as a leading mobile operator in the market, leading it to increase commercial efforts with measures including:
•	In-depth market segmentation, with a focus on customer value;
•	Programs to promote customer loyalty;
•	Pricing policy to stimulate usage, including launching segmented packages and innovative tariff options; and
•	Leverage of UMTS to develop new services, deploying the network ahead of competitors.
Since Telefónica Spain began providing mobile services in Spain, its sales and marketing strategy has been to generate increased brand awareness and customer satisfaction, achieving customer growth and increased revenues. Telefónica Spain utilizes several types of marketing channels, including television, radio, exterior billboards, telemarketing, direct mail and Internet advertising. Telefónica Spain also sponsors several cultural and sporting events in order to increase its brand recognition.
During 2008 Telefónica Spain’s main marketing campaigns focused on boosting demand for mobile broadband, with the launch of data flat rates, and serving as the exclusive distributor in Spain of high-capacity data transmission devices such as the iPhone, N96 and N5800. In addition, Telefónica Spain offers ASSUS laptops. Both mentioned tariffs and the offer of suitable devices, have been bundled by Telefónica in order to promote an increase in the number of accesses and level of use of mobile broadband services in Spain.
With respect to mobile voice service, Telefónica Spain promoted access to medium range mobile phones for pre-pay customers with the launch of “Movistar Mix”, and responded to the needs of cost control of different customer segments with different ranges of flat rate plans including: “Planazos” launched in October 2008 for residential customers that are high users of voice services, “Autónomos Tú Eliges” launched in September 2008 for independent professional customers, “Megabonos” in May 2008 for residential customers who are high users of messaging and “Tarifa Plana Familiar” in October 2008, designed for residential customers calling between family members.
Regarding competition, Telefónica Spain’s main competitors in the Spanish market for mobile communications service are: Vodafone España, a subsidiary of Vodafone plc, Orange, which is the trade name of France Telecom España S.A., Yoigo, whose principal shareholder is TeliaSonera, and other MVNO operators.

Telefónica Spain’s estimated market share in Spain in terms of mobile accesses was approximately 44% at December 31, 2008, down from 45.1% at December 31, 2007.
In terms of network and technology, Telefónica Spain’s digital network in Spain is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica Spain’s international roaming agreements, enable its mobile customers to make and receive calls in more than 200 countries worldwide. Telefónica Spain’s GSM/UMTS based network provides its customers with access to many of the most advanced mobile handsets and a full range of services and products.
In 2007 and 2008, Telefónica Spain invested an aggregate amount of approximately €1,333 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems. At December 31, 2008, Telefónica Spain’s GSM/GPRS digital network in Spain, which consisted of 113 switching centres and approximately 22,000 base stations, provided coverage to approximately 99% of the Spanish population. In 2008, Telefónica Spain accelerated the expansion of its UMTS network with 1,324 new base stations with a total of more than 9,200 UMTS base stations installed at the end of the year.

INFORMATION BY BUSINESS LINE
Telefónica Latin America
Telefónica Latin America provides fixed line and mobile telephony, and pay TV services through the operators described in the following sections in the main Latin American markets. In addition, Telefónica Latin America’s other members include: Telefónica Empresas, Telefónica International Wholesale Services, or TIWS, the business unit responsible for other telecommunications operators and for managing our international services and the network which supports these services, and Terra Networks Latin América.
The following table presents statistical data relating to our operations in Latin America:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	23,916.9	25,381.0	25,644.5
Internet and data accesses	6,723.7	6,954.8	7,629.8
Narrowband accesses	2,813.5	1,815.6	1,445.8
Broadband accesses	3,780.3	5,035.9	6,067.0
Other accesses	130.0	103.4	117.0
Mobile accesses (1)	83,298.4	100,542.2	123,385.2
Pay TV	665.3	1,163.8	1,540.5

Final clients accesses	114,604.4	134,041.8	158,200.1

Wholesale accesses	65.9	62.6	59.0

Total accesses	114,670.3	134,104.4	158,259.0

(1)	Includes accesses of Telemig from April 2008.
Notes:

•
As of December 31, 2006 we have been reclassified the Group accesses, including within the fixed telephony accesses, the total of “fixed wireless” accesses, which accesses until December 31, 2007, have been included, depending the country, within the total accesses fixed or mobile.

•	From January 1, 2008 it is included TUPs with wireless technology within the “fixed wireless” section.
Telefónica Latin America’s total accesses increased 18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007. Total accesses at December 31, 2008 include 123.4 million mobile accesses, 25.6 million fixed telephony accesses, 7.6 million Internet and data accesses and 1.5 million pay TV accesses. Additionally, it includes 0.1 million of wholesale accesses.
The following table sets forth certain information as of December 31, 2008 regarding the principal Latin American operating companies of Telefónica Latin America, ordered by region.

Country	Company	Population		Interest
		(in millions)		(%)
Brazil	Telecomunicações de São Paulo, S.A.—Telesp	40.6	(*)	87.95
	Brasilcel, N.V.(1)	190.4		50.00
Mexico	Telefónica Móviles México, S.A. de C.V.	109.6		100.00
Panamá	Telefónica Móviles Panamá, S.A.	3.4		100.00
Nicaragua	Telefónica Móviles Nicaragua, S.A.	5.4		100.00
Guatemala	Telefónica Móviles Guatemala, S.A.	13.5		100.00
El Salvador	Telefónica Móviles El Salvador, S.A. de C.V.	5.9		100.00
Venezuela	Telcel, S.A.	27.7		100.00
Colombia	Colombia Telecomunicaciones, S.A. ESP.	44.7		52.03
	Telefónica Móviles Colombia, S.A.			100.00

Country	Company	Population	Interest
		(in millions)	(%)
Peru	Telefónica del Perú, S.A.A.	27.9	98.18
	Telefónica Móviles Perú, S.A.C.		97.79
Ecuador	Otecel, S.A.	14.5	100.00
Argentina	Telefónica de Argentina, S.A.	39.7	98.05
	Telefónica Móviles Argentina S.A.		100.00
Chile	Telefónica Chile, S.A.	16.4	96.75
	Telefónica Móviles Chile, S.A.		100.00
Uruguay	Telefónica Móviles Uruguay, S.A.	3.3	100.00

(*)	Concession area only.

(1)	Jointly controlled and managed by Telefónica and Portugal Telecom. Brasilcel is the holding company which controls the mobile operating company Vivo, S.A., or Vivo.
Revenues at Telefónica Latin America increased 10.4% to €22,174 million in 2008 from €20,078 million in 2007 (an increase of 14.2% on a constant euro basis). On a constant euro basis, the countries contributing most to this revenue growth were Brazil (4.7 percentage points), Venezuela (2.8 percentage points) and Argentina (2.4 percentage points).
In 2008, Brazil continued to make the largest contribution to Telefónica Latin America’s revenues (38.8%) followed by Venezuela (12.5%) and Argentina (11.4%).
•
Telefónica Latin America revenues from Brazil increased to €8,606 million in 2008 from €7,662 million in 2007 (an increase of 12.2% in local currency), with both fixed and mobile businesses contributing (increases of 8.2% and 22.3%, respectively, in local currency). With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenues increased to €2,932 million in 2008 from €2,396 million in 2007 (an increase of 22.3% in local currency), driven by a strong growth in the customer base, outgoing revenues, based on plan upgrades by existing customers, and focus in connectivity, and by the acquisition of Telemig in the second quarter of 2008. With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenues increased to €6,085 million in 2008 from €5,619 million in 2007 (an increase of 8.2% in local currency). This increase was due to the growth of broadband, TV and data/IT services which have increased as a percentage of total revenues (16.3% in 2008 vs. 12.9% in 2007). Traditional fixed line revenues also grew (2.7% in local currency), mainly driven by higher fixed to mobile traffic and more value added services, which helped to offset the decrease in accesses and public telephony revenues.

•
Telefónica Latin America revenues from Argentina increased to €2,527 million in 2008 from €2,264 million in 2007 (an increase of 21.3% in local currency). Of this, Telefónica Móviles Argentina’s revenues increased to €1,585 million in 2008 from €1,353 million in 2007 (an increase of 27.3% in local currency). This was primarily driven by an increase of 18.0% in service revenues (an increase of 28.2% in local currency). Revenues in the fixed line business increased to €1,027 million in 2008 from €984 million in 2007 (an increase of 13.5% in local currency), with the traditional fixed line business contributing 23% to this growth, the Internet business contributing 43%, and data and IT businesses contributing 23%.

•
Telefónica Latin America’s revenues from Chile increased to €1,936 million in 2008 from €1,814 million in 2007 (an increase of 13.3% in local currency). Growth was primarily driven by the mobile, broadband and pay TV businesses, which offset the decline in the traditional fixed telephony business. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased to €1,051 million in 2008 from €930 million in 2007 (an increase of 20.0% in local currency). Service revenues increased 13,4% in 2008 (an increase of 20.3% in local currency), driven by growth in ARPU. This trend is underpinned by migration to GSM technology, growth in the contract customer base (27.9% of Telefónica Móviles Chile’s mobile accesses were contract access at December 31, 2008 compared to 24.5% at December 31, 2007), plan upgrades and the sale of minute bundles and value added services. With respect to Telefónica Chile, Telefónica Latin America’s fixed line business in Chile, revenues in 2007 remained relatively unchanged at €974 million in 2008 (an increase of 6.1% in local currency). Pay TV services growth and increased broadband penetration drove the local currency increase in Internet and broadband revenues, offsetting a decrease in revenues from traditional business.

•
Telefónica Latin America’s revenues from Peru increased to €1,627 million in 2008 from €1,513 million in 2007 (an increase of 7.6% in local currency). Revenue growth was primarily driven by outgoing revenues in the pre-pay segment of its mobile business and broadband services and by television in its fixed line business. With respect to Telefónica Móviles Perú, Telefónica Latin America’s mobile business in Peru, revenues increased to €773 million in 2008 from €603 million in 2007 (an increase of 28.4% in local currency), driven primarily by revenue growth in the pre-pay segment. Service revenues increased 20.0% in 2008 (an increase of 20.1% in local currency). With respect to Telefónica del Perú, Telefónica Latin America’s fixed line business in Peru, revenues decreased to €977 million in 2008 from €1,031 million in 2007 (a decrease of 5.1% in local currency). This decrease was primarily due to a decrease in revenues from public use telephony and fixed telephony service as a consequence of Telefónica del Perú no longer being by default provider of long distance services and the continued migration of customers to mobile rather than fixed services. In the second half of 2008, Telefónica del Perú lowered the rates on calls from public use telephony to mobile, which slowed the pace of revenue decreases from public use telephony. In contrast, revenues from broadband and pay TV increased over the same period (21.0% and 6.0% in local currency, respectively).

•
Telefónica Latin America’s revenues from Colombia decreased to €1,490 million in 2008 from €1,569 million in 2007 (a decrease of 3.9% in local currency). The growth in Internet and broadband revenues in the fixed business and service revenues derived from the mobile business did not offset the reduction of interconnection tariffs implemented in December 2007. With respect to Telefónica Móviles Colombia, Telefónica Latin America’s mobile business in Colombia, revenues decreased to €815 million in 2008 from €869 million in 2007 (a decrease of 5.1% in local currency). Service revenues decreased 6.6% in 2008 (a decrease of 5.5% in local currency) primarily due to a reduction of interconnection tariffs. Revenues for the fixed line telephony business decreased to €710 million in 2008 from €739 million in 2007 (a decrease of 2.9% in local currency) primarily due to the lower revenues from traditional fixed services not compensated by increased broadband and pay TV revenues.

•
Telefónica Latin America’s revenues from Mexico increased to €1,631 million in 2008 from €1,431 million in 2007 (an increase of 23.8% in local currency). This growth was underpinned by service revenues growth of 21.6% in 2008 (an increase of 32.1% in local currency). This increase in local currency was greater than the 22.8% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Venezuela increased to €2,769 million in 2008 from €2,392 million in 2007 (an increase of 23.9% in local currency), primarily driven by higher growth in service revenues of 14.6% (an increase of 22.6% in local currency). This growth in local currency was greater than the 14.1% rate of growth in the customer base over the same period.

•
Telefónica Latin America’s revenues from Central America decreased to €568 million in 2008 from €585 million in 2007 (an increase of 4.2% in constant euro terms). This growth in constant euro terms was primarily driven by improved commercial performance in the region. Service revenues grew 5.2% in constant euro terms in 2008 compared to 2007.

•
Telefónica Latin America’s revenues from Ecuador increased to €318 million in 2008 from €291 million in 2007 (an increase of 16.8% in local currency). Service revenues increased 13.1% in 2008 (an increase of 20.8% in local currency).

Regarding expenses, Telefónica Latin America’s expenses increased 5.4% in 2008 to €14,338 million from €13,605 million in 2007.
•
Supplies expenses increased 7.0% to €6,371 million in 2008 from €5,953 million in 2007, mainly due to higher interconnection costs and an increase in the cost of handsets driven by growth of gross adds and upgrades.

Supplies expenses for Telefónica Latin America in Brazil increased to €2,479 million in 2008 from €2,045 in 2007 (an increase of 21.1% in local currency), principally due to the increase of interconnection mobile costs as a result of outgoing traffic growth, and higher co-billing costs in the fixed line business, as a result of higher services traffic, and more data services out of Sao Paulo.
Supplies expenses for Telefónica Latin America in Argentina increased to €650 million in 2008 from €556 million in 2007 (an increase of 27.0% in local currency), principally due to higher interconnection costs as a result of higher traffic and capacity needs and higher inflation.
Supplies expenses for Telefónica Latin America in Chile increased to €503 million in 2008 from €472 million in 2007 (an increase of 13.0% in local currency), principally due to higher inflation, mobile interconnection costs, mobile handsets upgrades, purchases of pay TV content and the construction of increased broadband capacity.
Supplies expenses for Telefónica Latin America in Peru increased to €413 million in 2008 from €386 million in 2007 (an increase of 6.9% in local currency). This increase was primarily driven by increased marketing efforts in both the mobile and fixed line businesses, and an increase in mobile traffic and interconnection tariffs.
Supplies expenses for Telefónica Latin America in Colombia decreased to €394 million in 2008 from €530 million in 2007 (a decrease of 24.8 % in local currency), principally due to a reduction in interconnection tariffs implemented in December 2007.
Supplies expenses for Telefónica Latin America in Mexico decreased to €716 million in 2008 from €732 million in 2007 (an increase of 6.3% in local currency). This increase in local currency was primarily due to an increase in interconnection costs driven by the growth of traffic and an increase in contract segment commercial activity.

Supplies expenses for Telefónica Latin America in Venezuela decreased to €770 million in 2008 from €780 million in 2007 (an increase of 5.5% in local currency), principally due to lower handsets costs as a consequence of the GSM network, that partially compensate higher roaming interconnection costs.
Supplies expenses for Telefónica Latin America in Central America decreased 6.1% in constant euro terms to €196 million in 2008 from €224 million in 2007, principally due to a decrease in interconnection costs and in the cost of handsets as a result of a decrease in gross adds and upgrades.
Supplies expenses for Telefónica Latin America in Ecuador increased to €112 million in 2008 from €109 million in 2007 (an increase of 9.5% in local currency), principally due to an increase in interconnection costs driven by a growth of traffic.
•	Personnel expenses for Telefónica Latin America decreased 8.0% to €1,735 million in 2008 from €1,886 million in 2007, principally due to personnel restructuring charges recorded in 2007.
Personnel expenses for Telefónica Latin America in Brazil decreased to €513 million in 2008 from €547 million in 2007 (a decrease of 6.3% in local currency), primarily as a result of Telesp’s program for restructuring its workforce in 2007.
Personnel expenses for Telefónica Latin America in Argentina decreased to €303 million in 2008 from €323 million in 2007 (an increase of 2.0% in local currency). This increase in local currency was due to higher expenses in the mobile business which compensated reduced expenses in the fixed line business due to restructuring of the workforce realized during 2007.
Personnel expenses for Telefónica Latin America in Chile increased to €182 million in 2008 from €169 million in 2007 (an increase of 14.7% in local currency). This increase was primarily driven by the implementation in 2008 of new labor legislation in Chile and higher inflation.
Personnel expenses for Telefónica Latin America in Peru decreased to €159 million in 2008 from €251 million in 2007 (a decrease of 36.7% in local currency). 2007 personnel expenses recorded a €108 million charge related to workforce restructuring.
Personnel expenses for Telefónica Latin America in Colombia decreased to €122 million in 2008 from €123 million in 2007 (a decrease of 0.4% in local currency), primarily driven by workforce restructuring costs in both the mobile and fixed line businesses.
Personnel expenses for Telefónica Latin America in Mexico increased to €96 million in 2008 from €86 million in 2007 (an increase of 20.7% in local currency) principally due to an increase in the number of employees and an increase in wages.
Personnel expenses for Telefónica Latin America in Venezuela increased to €131 million in 2008 from €108 million in 2007 (an increase of 30.4% in local currency), principally due to the effects of higher inflation on wages.
Personnel expenses for Telefónica Latin America in Central America increased to €44 million in 2008 from €42 million in 2007 (an increase of 12.0% on a constant euro basis), principally due to an increase in the number of employees and workforce restructuring costs.

Personnel expenses for Telefónica Latin America in Ecuador increased to €26 million in 2008 from €24 million in 2007 (an increase of 16.4% in local currency), principally due to an increase in the headcount.
•
Other expenses for Telefónica Latin America increased 8.1% to €6,232 million in 2008 from €5,767 million in 2007, principally due to an increase in customer service activities and higher costs associated with the retention and acquisition of customers.

Other expenses for Telefónica Latin America in Brazil increased to €2,543 million in 2008 from €2,354 million in 2007 (an increase of 9.3% in local currency). This increase was primarily driven by higher sales and recharge commissions in the mobile business due to commercial aggressiveness and higher FISTEL (a regulatory tax linked to net adds of customers) costs due to stronger customer base growth in Vivo. Other expenses also increased in the fixed line business mainly due to higher call center and maintenance expenses, primarily as a result of the growth of broadband and TV clients.
Other expenses for Telefónica Latin America in Argentina increased to €678 million in 2008 from €626 million in 2007 (an increase of 17.1% in local currency), principally as a result of higher inflation and a broader range of services offered.
Other expenses for Telefónica Latin America in Chile increased to €556 million in 2008 from €477 million in 2007 (an increase of 18.6% in local currency), principally due to increased customer service activities and network upgrades and repairs.
Other expenses for Telefónica Latin America in Peru increased to €467 million in 2008 from €404 million in 2007 (an increase of 11.2% in local currency), principally due to the higher commission expenses, increased customer service activities and mobile advertising as a result of higher commercial activity.
Other expenses for Telefónica Latin America in Colombia increased to €515 million in 2008 from €476 million in 2007 (an increase of 9.6% in local currency), principally due to higher bad debt allowances in the mobile business.
Other expenses for Telefónica Latin America in Mexico decreased to €430 million in 2008 from €468 in 2007 (a decrease of 1.1% in local currency), due to the implementation of measures to control commissions, marketing and logistics costs.
Other expenses for Telefónica Latin America in Venezuela increased to €553 million in 2008 from €449 million in 2007 (an increase of 31.7% in local currency), driven primarily by increased network expenses due to the launch of a GSM network and higher operational taxes and acquisition costs.
Other expenses for Telefónica Latin America in Ecuador increased to €93 million in 2008 from €86 million in 2007 (an increase of 15.4% in local currency), principally due to an increase in commercial activity and the tax paid for the renewal of the mobile license.

In the case of operating income before depreciation and amortization, or OIBDA, Telefónica Latin America’s OIBDA increased 18.6% to €8,445 million in 2008 from €7,121 million in 2007 (an increase of 22.5% on a constant euro basis). By country, Venezuela contributed most to OIBDA growth (5.1 percentage points), followed by Brazil (4.0 percentage points) and Mexico (3.9 percentage points). In absolute terms, in 2008 Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 39.7% of the total, followed by Venezuela at 15.7% and Argentina at 10.9%.
Telefónica Latin America’s OIBDA in 2008 as a percentage of Telefónica Latin America’s revenues for the same period was 38.1%, 2.6 percentage points higher than in 2007.
Telefónica Latin America’s OIBDA in Brazil increased to €3,359 million in 2008 from €3,056 million 2007 (an increase of 9.8% in local currency).
•	Telefónica Latin America’s OIBDA in Argentina increased to €919 million in 2008 from €788 million 2007 (an increase of 26.7% in local currency).
•	Telefónica Latin America’s OIBDA in Chile increased to €740 million in 2008 from €716 million 2007 (an increase of 9.7% in local currency).
•	Telefónica Latin America’s OIBDA in Peru increased to €621 million in 2008 from €482 million 2007 (an increase of 29.0% in local currency).
•	Telefónica Latin America’s OIBDA in Colombia increased to €515 million in 2008 from €503 million 2007 (an increase of 3.6% in local currency).
•	Telefónica Latin America’s OIBDA in Mexico increased to €420 million in 2008 from €179 million 2007 (an increase of 154.2% in local currency).
•	Telefónica Latin America’s OIBDA in Venezuela increased to €1,328 million in 2008 from €1,060 million 2007 (an increase of 34.0% in local currency).
•	Telefónica Latin America’s OIBDA in Central America decreased to €217 million in 2008 from €236 million 2007 (a decrease of 1.5% on a constant euro basis).
•	Telefónica Latin America’s OIBDA in Ecuador increased to €92 million in 2008 from €73 million 2007 (an increase of 35.0% in local currency).
Regarding depreciation and amortization, Telefónica Latin America’s depreciation and amortization expense increased 2.4% to €3,645 million in 2008 from €3,559 million in 2007.
Finally, Telefónica Latin America’s operating income increased 34.8% to €4,800 million in 2008 from €3,562 million in 2007.

Brazil
The following table presents statistical data relating to our operations in Brazil:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	12,107.1	11,960.0	11,661.9
Internet and data accesses	3,556.8	3,288.6	3,625.8
Narrowband accesses	1,856.6	1,155.9	996.4
Broadband accesses	1,608.2	2,069.6	2,557.8
Other accesses	92.0	63.1	71.6
Mobile accesses (1)	29,053.1	33,483.5	44,945.0
Pre-pay accesses	23,543.4	27,236.4	36,384.0
Pay TV	—	230.9	472.2

Final clients accesses	44,716.9	48,963.1	60,704.9

Wholesale accesses	38.4	37.4	34.1

Total accesses	44,755.3	49,000.5	60,739.1

(1)	Includes accesses of Telemig which we acquired in April 2008.
Telefónica Latin America accesses in Brazil increased 24.0% to 60.7 million accesses at December 31, 2008 from 49.0 million accesses at December 31, 2007. This growth reflects a 34% year-on-year increase in Vivo’s (Telefónica Latin America’s Brazilian mobile business), customer base and, to a lesser extent, the expansion of Telesp’s, (Telefónica Latin America’s Brazilian fixed line business), broadband and pay TV businesses. These increases were offset by a reduction in the number of fixed telephony accesses at Telesp and a decrease in narrowband internet accesses primarily as a result of a strong migration to broadband accesses.
Brazil Fixed Business — Telecomunicações de São Paulo, S.A. — Telesp
Telesp provides fixed line and other telecommunications services in the Brazilian state of São Paulo under concessions and licenses from Brazil’s federal government.
Telesp’s fixed telephony, broadband and TV accesses increased 1.8% to 15.8 million accesses at December 31, 2008 from 15.5 million accesses at December 31, 2007, due to the growth of broadband and pay TV accesses, that offset the reduction in the number of fixed telephony accesses, within the context of increased fixed-to-mobile substitution as a result of strong growth in Brazil’s mobile sector, and a decrease in narrowband internet accesses, as a result of migration to broadband solutions. Telesp’s fixed telephony accesses decreased 2.5% to 11.7 million accesses at December 31, 2008 from 12.0 million accesses at December 31, 2007. Of these fixed telephony accesses, 23.8% were pre-pay accesses or accesses with consumption limits.
The Brazilian broadband market continued to grow strongly in 2008. Telesp increased its retail broadband customer base by 23.6% to 2.6 million accesses at December 31, 2008 from 2.1 million accesses at December 31, 2007. Telesp markets, since 2007 “Trio Telefónica”, a triple play bundle with different connection speed options and a range of pay TV content choices, including GloboSat content. Telesp offers TV mainly through a DTH solution and, since the fourth quarter of 2007 after the acquisition of Navy Tree, also offers MMDS technology, reaching 0.5 million accesses at December 31, 2008, 0.3 million accesses more than the previous year.
Telesp’s voice traffic increased by 7.7% in 2008 (to 76,653 million minutes) compared to 2007, due mainly to growth in long distance traffic from mobile services accesses as a result of a joint marketing strategy rolled out with Vivo, as well as a higher interconnection traffic coming primarily from mobile network. Fixed local traffic grew 3.4% despite the reduction in the number of fixed line accesses, driven by flat rates implementation and minutes bundles. Fixed-to-mobile traffic, measured in minutes, fell 1.7% in 2008 compared to 2007 as a result of a strong migration of traffic to mobile networks.

In terms of sales and marketing, we employ a differentiated approach to marketing whereby we use a mix of human and technological resources (a specialized team and business intelligence tools, respectively), in addition to specific studies that allow us to target various market segments according to the relevant needs of the customers in such segment. We continuously monitor market trends in an effort to develop new products and services that may address the future needs and trends of our customers.
Telefónica Latin America employs the following strategies to deliver fixed line and other telecommunications solutions to residential, SME’s and corporate customers in Brazil:
•	person-to-person sales: customized sales services to achieve and preserve customer loyalty, customized consulting telecommunication services and technical and commercial support;
•	telesales: a telemarketing channel;
•	indirect channels: outsourced sales by certified companies in the telecommunications and data processing segments to provide an adequately sized network for our products and services;
•	Internet: the Telefónica website;
•	virtual shop for corporate clients: a “gateway” for our corporate customers to acquaint themselves with our portfolio through the Internet; and
•	door-to-door: door-to-door sales of services by consultants in the State of São Paulo in order to approach more to “Telefónica Negocios” clients (SME’s).
We offer bundled products, which include both local and long-distance traffic and minutes bundled with broadband, in response to a growing demand from our clients. We believe that the trend towards bundled offers will continue to grow, and that further developing such offers will be important to maintain our competitiveness in the market.
Regarding competition, our fixed line business in Brazil currently faces strong competition in the corporate and premium residential segments in respect of several types of services. In the corporate segment, there is strong competition in both voice services (local and long-distance) and data transmission, resulting in greater retention costs to maintain client relationships.
Our main competitors in the corporate fixed line segment are Oi, Intelig and Embratel, a subsidiary of Telmex International. In the high-income residential service segment, we compete for long-distance with Embratel and for broadband services with cable TV providers, mainly NET Serviços de Comunicação S.A. For the local voice and high-income segments, we also face increasing competition from mobile telecommunications services, which have lower rates for certain types of calls, such as mobile-to-mobile calls. Such competition increases our advertising and marketing costs. In 2008, we also saw the entry into the market of small VoIP operators, focused on low and middle income corporate clients, whose impact has not been significant at this point. We are taking several steps to defend ourselves from increasing competition. We are focused on improving our broadband products, by offering bundled services that include voice, broadband and television, and by increasing the access speed offered to our clients. In addition, we are improving our market segmentation and developing more competitive products intended to defend our client base from our competitors’ product offerings and to defend the market share.

In the low-income, local fixed telecommunications segment, we face less direct competition due to the low profitability of this market. The most significant competition is from pre-pay mobile telecommunications providers.
Telesp had an estimated market share in the fixed telephony market in the State of São Paulo of approximately 83.5% at December 31, 2008 based on the number of fixed telephony accesses.
Brazil mobile business — Brasilcel (Vivo)
With 150.6 million mobile accesses, Brazil ranked first in Latin America in terms of number of mobile accesses at December 31, 2008. At December 31, 2008, Brazil had an estimated mobile market penetration rate of 79%.
Telefónica and Portugal Telecom are 50:50 shareholders in Brasilcel, a joint venture which combines Telefónica’s and Portugal Telecom’s mobile businesses in Brazil. This joint venture is the leading mobile operator in Brazil in terms of number of mobile accesses at December 31, 2008. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 20 states in Brazil with an aggregate population of approximately 190.4 million people.
Vivo’s customer base, in terms of number of accesses, increased 34.2% to 44.9 million accesses at December 31, 2008 from 33.5 million accesses at December 31, 2007. Of these, 8.6 million accesses were contract accesses. The primary factors contributing to this growth include the acquisition of Telemig, the wider range of handsets available, Vivo’s leadership in terms of brand and distribution chain, ongoing marketing campaigns for pre-pay traffic and an improved capacity to attract contract accesses with its “Vivo Escolha” plans. At December 31, 2008, 53.9% of residential contract accesses had subscribed to a “Vivo Escolha” plan, demonstrating the popularity of this offer. These plans also helped to increase customer loyalty, by encouraging increased minute consumption and maintaining the perception in the market of Vivo’s low prices relative to its competitors. These plans are divided into different categories depending on the number of minutes included as well as additional upgrade features, such as extra SMS, extra minutes of long distance calls and extra MMS.
Total ARPU for the year was €11.2 in 2008 compared to €11.9 in 2007 (a decrease of 5.8% in local currency), reflecting the increased proportion of “SIM only” accesses in the pre-pay customer base and control accesses in the contract customer base, despite continuous growth in data consumption.
In terms of sales and marketing, Brasilcel actively manages its distribution channels, which consisted of approximately 11,300 points of sale at December 31, 2008. Also, pre-pay customers have access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network. As of December 31, 2008, approximately 19% of Brasilcel’s customer base were contract accesses and the remaining 81% were pre-pay accesses. Contract accesses growth was driven by customer acquisition and retention campaigns focused on high value customers, with an emphasis on the “Vivo Escolha” plans.
Regarding competition, Vivo was the leading mobile operator in Brazil in terms of number of accesses at December 31, 2008. The growth of the Brazilian market was considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Vivo operates. Vivo’s major competitors are subsidiaries of Telecom Italia, America Móvil and Oi.

Vivo had an estimated market share in the Brazilian mobile markets in which it operates of approximately 30% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, the licenses granted to the companies integrated under the Vivo brand allow operations over the WCDMA, GSM, CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the band of 800 MHz, 1900 MHz and 2100 MHz. In 2008 migration from the CDMA to the GSM network continued. In 2008 Vivo reached national coverage with the acquisition of 13 of a total of 15 1900 MHz licenses which were auctioned in September 2008 and, with the acquisition of the J sub-strip of the 3G licenses auction carried out by ANATEL in December, 2008, Vivo should be able to improve service quality in the areas with the highest traffic on its network. At the end of 2007 Vivo reached an agreement for the purchase of Telemig in order to complete national coverage, although this transaction was not approved by ANATEL until the first months of 2008.
Vivo’s GSM customer base at December 31, 2008 amounted to 31.1 million accesses, 69% of its total customer base.
Mexico
Mexico mobile business — Telefónica Móviles México, S.A. de C.V.
The following table presents selected statistical data related to our operations in Mexico:

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	8,553.2	12,534.1	15,330.6
Pre-pay accesses	8,017,8	11,833,7	14,432.4
Fixed wireless accesses	2.0	3.6	133.6

Total accesses	8,553.2	12,537.6	15,464.2

The mobile penetration rate in Mexico was approximately 71.7% at December 31, 2008 an increase of 8.3 percentage points from December 31, 2007.
During 2008, Telefónica Latin America, through Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles México, launched innovative products to maintain current customers and attract additional ones. In addition, Telefónica Móviles México focused on commercial activity and profitability while improving the quality of its network, which enabled the company to maintain robust customer growth during that year.
Telefónica Móviles México’s customer base increased 23.3% to 15.5 million mobile accesses at December 31, 2008 from 12.5 million accesses at December 31, 2007. Of these, 0.9 million were contract accesses.
Total ARPU for the year was €8.2 in 2008 compared to €9.3 in 2007 (a decrease of 4.3 % in local currency), due to lower termination rates and usage.
In terms of sales and marketing, in México, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products and services. At December 31, 2008, approximately 94.1% of our customers in Mexico were pre-pay accesses while approximately 5.9% were contract accesses.

Among business initiatives that improved Telefónica Móviles México’s competitive positioning, Telefónica Móviles México launched “1-2-3 Movistar” during the 2008 Christmas season, which is a new three level, per minute rate plan which allows clients to choose according to their level of consumption.
Regarding competition, Telefónica Móviles México is the second largest mobile operator in Mexico based on the number of mobile accesses, and competes with various mobile operators at the national level. Telefónica Móviles México’s principal competitor is Telcel, a subsidiary of América Móvil. Other significant competitors are Nextel and Iusacell.
Telefónica Móviles México had an estimated market share in the Mexican mobile market of approximately 19.5% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, Telefónica Móviles México has 100% of its accesses on its GSM network.
Venezuela
Venezuela mobile business — Telcel, S.A. — Telcel
The following table presents selected statistical data related to our operations in Venezuela:

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	8,826.2	9,434.0	10,584.0
Pre-pay accesses	7,520.2	8,900.3	9,970.7
Fixed wireless accesses	836.6	995.9	1,312.8
Pay TV	—	—	8.5

Total accesses	8,826.2	10,429.9	11,905.3

The mobile penetration rate in Venezuela stood at an estimated 100.2 % at December 31, 2008, an increase of 13.5 percentage points from December 31, 2007.
Telefónica Latin America operates in Venezuela through Telcel, S.A., or Telcel, whose accesses increased 14.1% to 12.0 million accesses at December 31, 2008 from 10.4 million accesses at December 31, 2007. This growth was the result of net adds of over 1.5 million accesses in 2008. 66.3% of the total gross adds were GSM, and GSM accesses made up over 55% of the total mobile accesses at December 31, 2008.
Total ARPU for the year was €16.9 in 2008 compared to €16.3 in 2007 (an increase of 11.0% in local currency), reflecting the increased proportion of contract accesses in the customer base, customer adoption of new products and services and the continued growth in data revenues.
In terms of sales and marketing, in Venezuela, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products. At December 31, 2008, 5.8% of our mobile accesses in Venezuela were contract accesses (excluding fixed wireless accesses from the total number of mobile accesses), while approximately 94% were pre-pay.

In 2008 Telcel continued implementing its strategy of offering a wider range of handsets than its competitors, offering exclusive handsets including the launch of the IPhone during the 2008 Christmas season, as well as increasing sales in fixed wireless.
Regarding competition, the major market competitors in the Venezuela mobile business are Movilnet and Digitel. Movilnet is a mobile services communication provider owned by the public operator CANTV. Movilnet currently uses CDMA and TDMA technologies although it has started the migration process to GSM. Digitel is a mobile communications provider that uses GSM technology.
According to the Comisión Nacional de Telecomunicaciones República Bolivariana de Venezuela, or CONATEL, CANTV is the incumbent operator in Venezuela with a 79.0% share of the fixed market, and a 41.4% share of the mobile market (through Movilnet) as of December 31, 2008. CANTV is controlled by the government of Venezuela.
Telefónica had an estimated market share in the Venezuelan mobile market of approximately 37.8% at December 31, 2008, based on number of mobile accesses.
In terms of network and technology, in Venezuela, we operate both digital and analog networks. Our digital network is based on the CDMA and GSM standard and our analog network is based on N-AMPS. At December 31, 2008, approximately 55% of accesses in Venezuela were based on the GSM network.
Chile
The following table presents statistical data relating to our operations in Chile:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,206.2	2,172.4	2,121.0
Internet and data accesses	557.7	686.8	743.8
Narrowband accesses	53.3	31.8	18.7
Broadband accesses	494.5	646.0	716.6
Other accesses	10.0	8.9	8.6
Mobile accesses	5,680.2	6,282.7	6,875.0
Pre-pay accesses	4,507.6	4,742.2	4,956.0
Pay TV	94.2	219.9	263.0

Final clients accesses	8,538.4	9,361.7	10,002.7

Wholesale accesses	19.9	15.4	11.5

Total accesses	8,558.3	9,377.2	10,014.3

At December 31, 2008 Telefónica Latin America managed a total of 10.0 million accesses in Chile, 6.8% more than at December 31, 2007, underpinned by growth in mobile accesses, which increased by 9.4% to 6.9 million accesses at December 31, 2008 from 6.3 million accesses at December 31, 2007. Growth was also driven, to a lesser extent, by a 10.9% increase in final client broadband Internet accesses to 0.7 million accesses at December 31, 2008 and a 19.6% increase in pay TV accesses to 0.3 million accesses. Fixed telephony accesses decrease 2.4% to 2.1 million at December 31, 2008.

Chilean fixed business — Telefónica Chile, S.A.
Telefónica Latin America conducts its Chilean fixed business through Telefónica Chile S.A., or Telefónica Chile (formerly Compañía de Telecomunicaciones de Chile, or CTC Chile), the leading fixed line telecommunications operator in Chile based on number of accesses, according to information provided by its competitors and regulatory authorities.
Telefónica Chile’s accesses increased 1.4% to 3.1 million accesses at December 31, 2008 from those accesses at December 31, 2007. Telefónica Chile’s fixed telephony accesses decreased by 2.4% from December 31, 2007 to 2.1 million accesses at December 31, 2008. Broadband and pay TV accesses continued to grow in 2008, and Telefónica Chile managed 0.7 million broadband accesses at December 31, 2008, maintaining its leadership of the Chilean broadband market, in terms of accesses.
Telefónica Chile’s pay TV business grew to 0.3 million accesses at December 31, 2008. Telefónica Chile established itself as the second pay TV operator in Chile, by number of accesses.
In terms of sales and marketing, one of our main priorities in the Chilean fixed line business is to satisfy customer needs by improving the quality of our customer service. We continued our strategy of segmenting our customers in order to tailor our services to best meet the specific needs of each customer segment.
During 2008, Telefónica Chile and VTR, our main competitor in the broadband service market, increased the speed of their respective broadband networks twice. In addition, Telefónica also launched “Prepaid Broadband Service” and VTR “Naked Broadband” in Chile, aiming to target more customer segments.
The customer service model developed by Telefónica Chile, which is aimed at achieving the highest degree of efficiency in customer service, features the following:
•	personal customer service lines for purchasing any type of product and service and handling customer queries;
•	Telefónica stores (Tiendas Telefónica) where customers can test and buy products marketed by Telefónica;
•	Telefónica’s “virtual” store, accessible by Internet, which offers customers the ability to order and purchase online the majority of services and products offered by Telefónica; and
•
a sophisticated customer service system for corporate clients, ranging from a telephone help line for small and medium-sized businesses to the assignment of sales managers to address the needs of larger corporate clients.

Regarding competition, the competitive landscape in fixed telephony in Chile is marked by a significant fixed-to-mobile substitution effect. The increased sales of Duo’s and Trio’s bundles is the cornerstone of Telefónica Chile’s strategic focus, which aims to increase the number of revenue generating units per customer and, accordingly, ARPU. VTR is our principal competitor in the Chilean fixed telephony market, though Telmex has made a strong entrance into Chile as a “3-play player” like Telefónica.

Telefónica Chile’s estimated market share at December 31, 2008 was as follows:
•	broadband market share amounted to approximately 49.4% of retail accesses;
•	fixed telephony accesses market share amounted to approximately 62.1% of retail fixed telephony accesses; and
•	pay TV market share amounted to approximately 17% of the market by number of accesses.
Chilean mobile business — Telefónica Móviles Chile, S.A.
The mobile penetration rate in Chile stood at an estimated 96.6% at December 31, 2008, an increase of 6.6 percentage points from December 31, 2007.
Telefónica Latin America conducts its Chilean mobile business through Telefónica Móviles Chile, S.A., or Telefónica Móviles Chile, whose customer base increased 9.4% to 6.9 million accesses at December 31, 2008, making it the market leader in Chile in terms of mobile accesses. Growth in the customer base was driven by net adds to the GSM service, which accounted for 97.2% of the total customer base, 7.7 percentage points more than at December 31, 2007. The number of contract accesses rose by 24.6% to 1.9 million accesses at December 31, 2008 from 1.5 million accesses at December 31, 2007, accounting for more than 64% of net adds in 2008.
Total ARPU for the year was €12.3 in 2008 compared to €12.0 in 2007 (an increase of 8.3% in local currency), driven by higher traffic and greater pre-pay accesses consumption.
In terms of sales and marketing, in Chile, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market our products.
Regarding competition, we currently have three primary competitors in the Chilean market for mobile communications service, each of which provides services on a nationwide basis: Entel, Claro and Nextel.
Telefónica Móviles Chile had an estimated market share in the Chilean mobile sector of approximately 43.3% at December 31, 2008 based on number of accesses.
In terms of network and technology, in Chile, Telefónica Móviles Chile operates with TDMA, CDMA and GSM networks. GSM customers represented 97.2% of Telefónica Móviles Chile’s total customer base at December 31, 2008. In December 2007 the 3G network was launched, and Telefónica Móviles Chile had 0.1 million accesses on this network at December 31, 2008.

Argentina
The following table presents statistical data relating to our operations in Argentina:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	4,636.3	4,682.5	4,603.1
Fixed wireless	—	104.3	22.4
Internet and data accesses	973.7	1,149.9	1,284.3
Narrowband accesses	439.2	312.2	182.8
Broadband accesses	517.7	819.3	1,082.0
Other accesses	16.8	18.4	19.5
Mobile accesses	11,199.4	13,629.7	14,829.6
Pre-pay accesses	7,315.8	8,836.0	9,687.6
Fixed wireless	140.7	—	—

Final clients accesses	16,809.4	19,462.1	20,717.0

Wholesale accesses	7.3	9.3	10.0

Total accesses	16,816.6	19,471.4	20,726.9

Telefónica Latin America managed a total of 20.7 million accesses in Argentina at December 31, 2008, an increase of 6.4% from December 31, 2007. This increase was underpinned by the growth in mobile accesses, which increased by 8.8% to 14.8 million accesses at December 31, 2008 from 13.6 million accesses at December 31, 2007, and by growth in the number of broadband accesses, which increased by 32.1% to 1.1 million accesses at December 31, 2008 from 0.8 million accesses at December 31, 2007.
Argentina fixed business — Telefónica de Argentina, S.A.
Telefónica Latin America conducts its Argentine fixed business through Telefónica de Argentina, S.A., or Telefónica de Argentina, the leading provider of fixed line public telecommunications services and basic telephone services in Argentina in 2008 based on number of accesses, according to information provided by its competitors and regulatory authorities.
Telefónica de Argentina’s accesses increased 1.0% to 5.9 million accesses at December 31, 2008 from 5.8 million accesses at December 31, 2007. This growth was primarily driven by a 32.1% increase in retail broadband accesses to 1.1 million accesses at December 31, 2008 from 0.8 million accesses at December 31, 2007. The growth in broadband accesses was accompanied by a slight decrease in fixed telephony accesses of 1.7% to 4.6 million accesses at December 31, 2008 from 4.7 million accesses at December 31, 2007.
Total voice traffic (measured in minutes) remained almost stable during 2008 as compared to 2007 despite the sharp growth of mobile-to-fixed traffic. Local and interconnection fixed-to-fixed traffic (measured in minutes) decreased 8.0% and 3.9% respectively, in the year ended December 31, 2008 compared to the year ended December 31, 2007. These decreases were offset by an increase in mobile-to-fixed interconnection traffic of 18.8% over the same period. Public use telephony traffic (measured in minutes) in 2008 fell by 27.7% compared to the year ended December 31, 2007.
In terms of sales and marketing, Telefónica de Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its fixed telephony products and services. Telefónica de Argentina continued answering customers’ needs through the development of the broadband business and providing them new value added services. Telefónica de Argentina also focused its product strategy on bundlings and packages, supported by commercial offerings like flat rate plans (Tarifa Plana). In 2008, long distance flat rate plans were launched. The flat rate plan was primarily sold with the bundling of broadband access together with a local traffic plan. As of December 31, 2008 approximately 58% of the broadband customer base subscribed to broadband through a bundled package.

Regarding competition, Telefónica de Argentina is the incumbent provider of fixed telephony services in the southern region of Argentina. However, other licensees currently providing local telephone services include Telecom, Telmex, Impsat S.A. (acquired by Global Crossing in May 2007) and Port-Hable (Hutchison Telecommunications Argentina S.A.). Claro, a mobile phone company owned by America Movil, also competes in the fixed line telephony market, since March 2005.
Telefónica de Argentina is using its expanded fiber-optic network in the northern region of Argentina to carry long-distance traffic and a multiservice network to provide local service in the three most important cities in the northern region of Argentina where Telecom is the incumbent provider. Telefónica de Argentina expanded and improved its network capacity by the construction of fixed wireless networks and the activation of new lines.
Telefónica de Argentina also competes with Grupo Clarín, a company with a growing broadband and TV businesses as a result of the merger of its affiliate Cablevisión with Multicanal in 2007. In 2008, Telecentro, a small provider, without global coverage in the country, launched a triple-play offering reaching a customer base of around 40 thousand clients.
Telefónica had an estimated market share in the Argentine fixed telephony market of approximately 48.1% at December 31, 2008 based on number of accesses.
Argentina mobile business — Telefónica Móviles Argentina, S.A.
The Argentine mobile market continued to grow at a strong pace in 2008, with an increase in its penetration rate from 98% at December 31, 2007 to 110 % at December 31, 2008, based on number of accesses.
Telefónica Latin America conducts its Argentine mobile business through Telefónica Móviles Argentina, S.A., or Telefónica Móviles Argentina, whose accesses increased 8.8% to 14.8 million accesses at December 31, 2008 from 13.6 million accesses at December 31, 2007. Telefónica Móviles Argentina also increased its number of contract accesses by 7.3% to 5.1 million accesses at December 31, 2008 from 4.8 million accesses at December 31, 2007. Of Telefónica Móviles Argentina’s total customer base at December 31, 2008, 99.8% were on Telefónica Móviles Argentina’s GSM network, which represents an increase of 13.4 percentage points from December 31, 2007.
Total ARPU for the year was €8.7 in 2008 compared to €8.5 in 2007 (an increase of 10.5% in local currency), reflecting customer adoption of new products and services and the continued growth in data revenues.
In terms of sales and marketing, Telefónica Móviles Argentina uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2008, approximately 34.7% of our accesses in Argentina were contract accesses.
Regarding competition, we currently have three competitors in the Argentine market for mobile communications services, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina; Claro, controlled by América Móvil; and Nextel, owned by NII Holdings Inc.

Telefónica Móviles Argentina had an estimated market share in the Argentine mobile market of approximately 34.0% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, in Argentina we operate on digital networks based upon GSM and UMTS technology. In 2008, Telefónica Móviles Argentina deactivated its analogical network. At December 31, 2008, GSM accesses represented 99.8 % of Telefónica Móviles Argentina’s accesses.
Colombia
The following table presents statistical data relating to our operations in Colombia:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,359.4	2,328.5	2,299.2
Internet and data accesses	70.9	200.3	395.9
Narrowband accesses	2.9	0.0	0.3
Broadband accesses	68.0	200.3	393.9
Other accesses	—	—	1.7
Mobile accesses	7,759.7	8,372.1	9,963.1
Pre-pay accesses	5,960.5	6,612.9	8,327.3
Pay TV	—	72.9	142.3

Final clients accesses	10,190.0	10,973.8	12,800.5

Wholesale accesses	—	—	2,9

Total accesses	10,190.0	10,973.8	12,803.4

Telefónica Latin America managed a total of 12.8 million accesses in Colombia at December 31, 2008, an increase of 16.7% from December 31, 2007. This increase was underpinned by the sharp growth in mobile accesses, which increased 19.0% to 10.0 million accesses at December 31, 2008 from 8.4 million accesses at December 31, 2007, and by growth in the number of broadband accesses, which increased 96.7% to 0.4 million accesses at December 31, 2008 from 0.2 million accesses at December 31, 2007.
Colombian fixed business — Colombia Telecomunicaciones, S.A. ESP
Telefónica Latin America conducts its Colombian fixed telephony business through Colombia Telecomunicaciones, S.A. ESP, or Colombia Telecom, which is present in approximately 1,000 municipalities in Colombia. In April 2006, Telefónica Internacional, S.A., acquired 50% plus one share of Colombia Telecom for approximately €289 million pursuant to an auction process. In December, this company merged with Telefónica Data Colombia, S.A. As a result of the merger, Telefónica Internacional, S.A.’s stake increased to 52.03%.
Colombia Telecom reached 2.8 million accesses at December 31, 2008, which represents an increase of 9.2% from 2.6 million accesses at December 31, 2007. Of these accesses, 0.4 million accesses were broadband accesses, which represents an increase of 96.7% compared to December 31, 2007. This increase in broadband accesses also helped to offset the decrease of 1.3% in fixed telephony accesses from December 31, 2007 to 2.3 million accesses at December 31, 2008.
Colombia Telecom also launched a satellite TV product at the beginning of 2007, allowing it to begin offering “Trio” triple play bundles (voice, broadband and TV). As of December 31, 2008, Colombia Telecom had 0.1 million satellite TV accesses.

Colombia Telecom has a finance lease agreement with PARAPAT. PARAPAT is the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecom and regulates the operation of assets, goods and rights relating to the provision of telecommunications services by Colombia Telecom. This finance lease agreement includes the lease of the telecommunications assets and the transfer of these assets to Colombia Telecom once the last installment of the lease has been paid which, in accordance with the payment schedule, is expected to be in 2022.
In terms of sales and marketing, Colombia Telecom uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products.
In Colombia, we are currently pursuing a strategy to increase market penetration, by offering bundled products such as “Trio Telefónica”.
Regarding competition, Colombia Telecom’s principal competitors in the Colombian market are Telmex and ETB.
Colombia Telecom had an estimated market share in the Colombian fixed telephony market of approximately 29.2% at December 31, 2008 based on number of accesses.
Colombian mobile business — Telefónica Móviles Colombia, S.A.
At December 31, 2008 the Colombian mobile market had 44.7 million accesses, representing an estimated mobile penetration rate of 91.1%. This penetration rate represents an increase of 15.9 percentage points from December 31, 2007.
Telefónica Latin America conducts its Colombian mobile business through Telefónica Móviles Colombia, S.A., or Telefónica Móviles Colombia, whose customer base increased by 19.0% from December 31, 2007 to 10.0 million accesses at December 31, 2008, 91.6% of which were GSM accesses. The number of GSM accesses at December 31, 2008 represents a 10.1 percentage point increase from December 31, 2007.
In 2008 Telefónica Móviles Colombia focused on its commercial restructuring, and increased the breadth and depth of its distribution capabilities. Telefónica Móviles Colombia continued to expand its GSM coverage. Also, Telefónica Móviles Colombia continued to work on a commercial offering with a similar rate structure regardless of call destination.
Total ARPU for the year was €6.8 in 2008 compared to €8.8 in 2007 (a decrease of 21.6% in local currency), reflecting the decreased proportion of contract accesses in the customer base and the reduction of interconnection tariffs in December 2007.
In terms of sales and marketing, Telefónica Móviles Colombia uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2008, approximately 16.4% of our mobile accesses in Colombia were contract accesses, while approximately 83.6% were pre-pay accesses.
The company implemented, in the contract segment, commercial promotions associated with customer’s loyalty and new tariff plans focused on one single tariff to any destination with lower basic charges, to attract customers.

Regarding competition, Telefónica Móviles Colombia currently has two primary competitors in the Colombian market for mobile communications services: Comcel, which is owned by América Móvil, and Colombia Móvil, who operates under the brand “Tigo” and it is owned by Millicom.
Telefónica Móviles Colombia had an estimated market share in the Colombian mobile market of approximately 24.5% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, Telefónica Móviles Colombia operates digital networks based upon the GSM, CDMA 1XRTT and TDMA standards. At December 31, 2008, GSM accesses represented 91.6% of total accesses.
Peru
The following table presents statistical data relating to our operations in Peru:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,569.8	2,843.4	2,986.5
Fixed wireless accesses	—	290.0	485.5
Internet and data accesses	525.5	623.1	728.9
Narrowband accesses	47.8	40.3	17.7
Broadband accesses	468.5	572.1	698.4
Other accesses	9.2	10.7	12.8
Mobile accesses	4,987.2	8,067.3	10,612.7
Pre-pay accesses	4,353.3	7,238.1	9,575.2
Fixed wireless accesses	71.3	—	—
Pay TV	557.2	640.0	654.5

Final clients accesses	8,710.9	12,173.8	14,982.6

Wholesale accesses	0.4	0.5	0.4

Total accesses	8,711.4	12,174.3	14,983,0

At December 31, 2008, Telefónica Latin America in Peru had 15.0 million accesses, which represents an increase of 23.1% from December 31, 2007. This growth in accesses was primarily driven by a 31.6% increase in mobile accesses from December 31, 2008 to 10.6 million mobile accesses at December 31, 2008, mostly in the pre-pay segment. The IRIS project, a collaboration between fixed line telephony operators and mobile operators in Peru, which was launched in March 2007 with the aim of increasing fixed line telephony and broadband penetration, as well as continued growth in broadband, also contributed to the overall growth in accesses.
Peruvian fixed business — Telefónica del Perú, S.A.A.
Telefónica Latin America conducts its Peruvian fixed business through Telefónica del Perú, S.A.A., or Telefónica del Perú, which at December 31, 2008 was the leading fixed line telecommunications operator in Peru based on number of fixed telephony accesses.
Telefónica del Perú had total accesses of 4.4 million at December 31, 2008, an increase of 6.4% from December 31, 2007, due primarily to increases in fixed wireless telephony and broadband. Fixed telephony accesses, increased 5.0% from December 31, 2007 to 2.9 million accesses at December 31, 2008, primarily as a result of growth in fixed wireless telephony accesses, which totalled 0.5 million accesses at December 31, 2008. Broadband accesses grew by 22.1% from December 31, 2007 to 0.7 million at December 31, 2008. In addition, pay TV accesses totalled 0.7 million accesses at December 31, 2008 recording growth of 2.3% from December 31, 2007 primarily due to cable clients.

In terms of sales and marketing, Telefónica del Perú’s commercial strategy is based on achieving and maintaining high levels of market penetration by offering customized services to different segments, focusing campaigns to keep customer loyalty and increasing the options available to potential customers. The primary products offered by Telefónica del Perú include fixed telephony, broadband, TV, data and IT services.
During 2008 Telefónica del Perú 2008 launched “Dúo” and “Trío” promotions, which include telephony, broadband, pay TV and a flat fee service on telephony.
In the long distance market after elimination of pre-selection by default in 2007, Telefónica del Perú began to offer tariffs per second for its “Hola Perú” card and tariff reductions for long distance national public telephone-to-mobile calls that have reduced the effect of substitution of its service for mobile telephony and increased traffic.
The reductions achieved in average tariffs for local telephony are the result of implementation of the productivity factor and the execution of agreements established with the Peruvian government. During 2007 Telefónica del Perú began implementing an agreement reached with the Peruvian government in December 2006 to, among other things, reduce tariffs by up to 29% in basic telephony plans, increase the period of validity for pre-pay cards to 180 days, reduce public telephony tariffs and implement per second tariff plans.
In the broadband market, Telefónica del Perú broadened its coverage in three departments: Ancash, Ica and Junín, as well as reduced Giga ADSL tariffs.
In pay TV, Telefónica del Perú announced the launch of “Evolución Cable Mágico”, to increase customer value by adding more channels and improving service with certain digital offerings. Additionally, Direct TV, Telefónica del Perú’s main competitor in the TV market, launched its pre-pay digital subscription TV which allows it to access low-income customers, while Telmex incorporated new channels to its offer.
Star Global Com was purchased by Telefónica del Perú in September 2008, adding 0.02 million accesses (13 thousand pay TV accesses and 6 thousand Internet accesses).
Regarding competition, Telmex implemented an aggressive strategy to enter the residential market by offering a “triple play” service. The response from Telefónica del Perú consisted on increasing “Trío” options at lower prices.
Telefónica had an estimated market share in the Peruvian fixed telephony market of approximately 94.0% at December 31, 2008, based on number of fixed telephony accesses.
Peruvian mobile business — Telefónica Móviles Perú, S.A.C.
The pace of growth of the Peruvian mobile market accelerated in 2008, with an estimated mobile penetration rate of 60.6% at December 31, 2008, which represents an increase of 13.1 percentage points compared to December 31, 2007.

Telefónica Latin America conducts its Peruvian mobile business through Telefónica Móviles Perú, S.A.C., or Telefónica Móviles Perú, whose customer base increased by 31.6% from December 31, 2007 to 10.6 million accesses at December 31, 2008. This increase was primarily driven by a 32.3% increase in the number of pre-pay accesses from December 31, 2007 to December 31, 2008. In 2008, Telefónica Móviles Perú continued the migration to GSM technology, and at December 31, 2008, GSM accesses accounted for 89.6% of its total customer base, which represents an increase of 52.3% from December 31, 2007.
Total ARPU for the year was €6.0 in 2008 compared to €7.3 in 2007 (a decrease of 16.6% in local currency), as a consequence of reductions in both contract and pre-pay tariffs.
In terms of sales and marketing, Telefónica Móviles Perú uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market its products. At December 31, 2008, approximately 90.2% of Telefónica Móviles Perú’s mobile accesses in Peru were pre-pay accesses, while approximately 9.8% were contract accesses.
Regarding competition, Telefónica Móviles Perú currently has two primary competitors in the Peruvian market for mobile communications services: Claro, owned by América Móvil, and Nextel Perú.
New mobile price tariffs were launched by both Telefónica Móviles Perú and Claro at the beginning of 2008, which consist of mobile tariffs that do not differentiate between on-net and off-net calls.
Telefónica had an estimated market share in the Peruvian mobile market of approximately 62.6% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, at December 31, 2008 Telefónica Móviles Perú operated both GSM and CDMA technology. Its digital network is based upon the CDMA/CDMA 1XRTT standard, and Telefónica Móviles Perú launched its GSM network in February 2006. At December 31, 2008, approximately 89.6% of Telefónica Móviles Perú’s customer base was GSM accesses.
Ecuador
Ecuador mobile business — Otecel, S.A.
The Ecuadorian mobile market experienced strong growth in 2008, with an estimated mobile penetration rate of 81% by the end of the year, which represents an increase of 11 percentage points from December 31, 2007.
The following table presents selected statistical data related to our operations in Ecuador.

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	2,490.0	2,581.1	3,122.5
Pre-pay accesses	2,133.0	2,177.5	2,650.5
Fixed wireless accesses	1.7	1.3	89.4

Total accesses	2,490.0	2,582.4	3,211.9

Telefónica Latin America conducts its Ecuadorian mobile business through Otecel, S.A., or Otecel, which had a customer base of 3.2 million accesses at December 31, 2008 an increase of 24.4% from 2.6 million accesses at December 31, 2007. Of these, 83.1% were GSM accesses, representing an increase of 13 percentage points from December 31, 2007.
Total ARPU for the year was €6.7 in 2008 compared to €6.6 in 2007 (an increase of 8.9% in local currency), as a result of higher consumption.
In terms of sales and marketing, in Ecuador, Otecel uses a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market their products. At December 31, 2008, approximately 84.9% of our mobile accesses in Ecuador were pre-pay accesses, while approximately 15.1% were contract accesses.
It is remarkable, the number of accesses on the “movistar” and “multicolour” tariffs, which are preferential tariff plans for on-net and off-net calls, respectively, which had an approximate three-fold aggregate increase to 2.7 million pre-pay accesses at December 31, 2008.
Regarding competition, Otecel currently has two primary competitors in market for mobile communications services in Ecuador, Porta (América Móvil) and Alegro.
Telefónica had an estimated market share in the Ecuadorian mobile market of approximately 26.6% at December 31, 2008 based on number of mobile accesses.
In terms of network and technology, Otecel operates both analogue and digital networks. Its digital network is based upon the GSM standard and CDMA standard.
Central America
Telefónica Central America (which includes Panama, Guatemala, El Salvador and Nicaragua) reduced its commercial activity during 2008, compared to 2007, mainly due to the high penetration levels reached, especially in El Salvador and Panama, implementation of a more selective commercial approach to capture higher value customers and intensified competition.
At the end of 2008, the mobile penetration rate of the Central American market, where Telefónica operates, was 80.4%, which represents an increase of 11.2 percentage points from December 31, 2007.

Telefónica Central América’s customer base increased by 13.5% from December 31, 2007 to 6.2 million accesses at December 31, 2008. Of this, Telefónica Central América had 0.4 million fixed accesses and 0.4 million contract accesses. Growth was fuelled by the effectiveness of commercial campaigns carried out throughout 2008 based on new offers focused on competitive tariff plans.

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	320.3	393.4	437.2
Internet data and accesses	26.0	22.0	18.4
Broadband accesses	24.1	19.8	16.5
Pay TV	14.0	—	—
Mobile accesses	3,618.6	5,009.9	5,702.0

Total accesses	3,978.9	5,425.3	6,157.6

Total ARPU for the year was €7.4 in 2008 compared to €9.7 in 2007 (a decrease of 17.7% on a constant euro basis), down sharply due to a decrease in usage and a lower proportion of contract accesses in the customer base.

INFORMATION BY BUSINESS LINE
Telefónica Europe
Telefónica Europe’s principal activities are the provision of fixed and mobile telecommunications, broadband and Internet services in the United Kingdom, Germany, the Czech Republic and the Isle of Man and of mobile telecommunications services in Ireland and Slovakia.
The Telefónica Europe area was created in 2006 and the principal companies included within this area were consolidated for the first time as of February 1, 2006 (in the case of the O2 group).
The following table presents statistical data relating to our operations in Europe:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,462.9	2,130.0	1,952.7
Internet and Data accesses	607.1	880.0	1,354.5
Narrowband accesses	143.7	202.4	163.4
Broadband accesses	451.9	670.3	1,158.7
Other accesses	11.6	7.3	32.4
Mobile accesses	35,225.2	38,263.8	41,182.1
Pay TV accesses	15.6	73.2	114.5

Final clients accesses	38,310.9	41,347.0	44,603.8

Wholesale accesses	243.8	706.2	1,237.9

Total accesses	38,554.7	42,053.2	45,841.7

Telefónica Europe’s total accesses increased 9.0% to 45.8 million accesses at December 31, 2008 from 42.1 million accesses at December 31, 2007. Total accesses at December 31, 2008 included 41.2 million mobile accesses, 2.0 million fixed telephony accesses, 1.4 million Internet and data accesses and 0.1 million pay TV accesses. Additionally, it included 1.2 million wholesale ADSL accesses.
Telefónica Europe’s revenues decreased 1.0% to €14,309 million in 2008 from €14,458 million in 2007 (an increase of 5.9% excluding the impact of foreign exchange rates and the sale of Airwave). Telefónica Europe’s 2008 revenues were negatively affected by the decline of the sterling/euro exchange rate.
•
Revenues derived from Telefónica O2 UK decreased to €7,052 million in 2008 from €7,403 million in 2007 (an increase of 10.6% in local currency). The increase in revenues on a local currency basis was primarily driven by an increase in O2 UK’s customer base and ARPU growth.

•	Revenues derived from Telefónica O2 Germany increased 1.5% to €3,595 million in 2008 from €3,541 million in 2007.
•	Revenues derived from Telefónica O2 Ireland decreased 3.4% to €957 million in 2008 compared to €991 million in 2007.
•
Revenues derived from Telefónica O2 Czech Republic, including Slovakia operations, increased to €2,581 million in 2008 from €2,257 million in 2007 (an increase of 2.9% in local currency driven by growth in Slovakia in the year after launch of mobile services in that market). Revenues in the Czech fixed line segment increased 0.2% in local currency compared to 2007, while mobile business was the key driver of growth with an increase of 2.8% in local currency.

Telefónica Europe’s expenses decreased 4.3% to €10,523 million in 2008 from €10,999 million in 2007.
•	Supplies decreased 2.6% to €6,611 million in 2008 from €6,787 million in 2007, mainly due to the decline of the sterling/euro exchange rate.
•
Personnel expenses decreased 14.9% to €1,340 million in 2008 from €1,575 million in 2007. 2007 expenses were affected by exceptional charges related to personnel reorganizations throughout Telefónica Europe’s operating segments.

•	Other expenses decreased 2.4% to €2,573 million in 2008 from €2,637 million in 2007.
In the case of operating income before depreciation and amortization, or OIBDA, for Telefónica Europe decreased 16.0% to €4,180 million in 2008 from €4,977 million in 2007. 2007 OIBDA included the capital gain from the sale of Airwave of €1,296 million and personnel reorganization and other non-recurring charges totaling €338 million related to the United Kingdom, Ireland and German businesses. OIBDA 2008 included €174 million as the result of additional application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings once these risks had dissipated or had not materialized.
•	OIBDA in Telefónica O2 UK decreased 4.3% to €1,839 million in 2008 from €1,923 million in 2007 (an increase of 11.1% in local currency).
•	OIBDA in Telefónica O2 Germany increased 62.9% to €770 million in 2008 from €473 million in 2007.
•	OIBDA in Telefónica O2 Ireland decreased 4.7% to €301 million in 2008 from €316 million in 2007.
•	OIBDA in Telefónica O2 Czech Republic, including Slovakia operations, increased 14.7% to €1,159 million in 2008 from €1,010 million in 2007 (an increase of 3.2% in local currency).
Telefónica Europe’s depreciation and amortization decreased 10.4% to €3,035 million in 2008 from €3,386 million in 2007.
Telefónica Europe’s operating income decreased 28.1% to €1,145 million in 2008 from €1,591 million in 2007, primarily due to the previously described sale of Airwave.

United Kingdom — Telefónica O2 UK
The following table presents statistical data relating to our operations in the United Kingdom:

	At December 31,
	2006	2007	2008
	(in thousands)
Internet and data accesses	16.8	70.7	340.9
Broadband accesses	16.8	70.7	340.9
Mobile accesses	17,633.2	18,382.1	19,470.0
Pre-pay accesses	11,415.1	11,573.4	11,862.5

Final clients accesses	17,650.0	18,452.8	19,810.8

Total accesses	17,650.0	18,452.8	19,810.8

The mobile penetration rate in the United Kingdom increased 1 percentage point to 120% at September, 2008 from December 31, 2007.
Telefónica O2 UK, Telefónica Europe’s operating company in the United Kingdom, had total net adds of 1.4 million accesses in 2008, 69.1% more than its net adds in 2007. Total accesses increased 7.4% to 19.8 million accesses at December 31, 2008 compared to 18.5 million accesses at December 31, 2007 (excluding the Tesco mobile customer base, which is the result of a joint venture in which Telefónica O2 UK holds a 50% stake and whose customers use the Telefónica O2 UK network).
Telefónica O2 UK added 0.8 million contract accesses in 2008, bringing the total at December 31, 2008 to 7.6 million contract accesses, an increase of 11.7% from December 31, 2007. Pre-pay accesses increased by 0.3 million accesses from December 31, 2007 to 11.9 million accesses at December 31, 2008. At December 31, 2008 contract accesses made up 39.1% of Telefónica O2 UK’s mobile customer base, compared to 37.0% at December 31, 2007. At December 31, 2008 Telefónica O2 UK broadband had 0.3 million accesses compared to 0.01 million accesses at December 31, 2007.
Contract ARPU decreased to €53.3 in 2008 from €63.2 in 2007 (a decrease of 2.1% in local currency). Pre-pay ARPU decreased to €15.5 in 2008 from €18.1 in 2007 (a decrease of 0.6% in local currency). ARPU for the year was €30.0 in 2008 down from €34.4 in 2007 (an increase of 1.4% in local currency). This increase in local currency was caused by the higher proportion of contract accesses in the customer base, customer adoption of new products and services and the continued growth in data ARPUs. MOU increased 9.1% to 207 minutes in 2008.
In terms of sales and marketing, in the United Kingdom, we use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising to market Telefónica O2 UK’s products and services.
In 2008, Telefonica O2 UK continued with its focus on high value customers across various segments with offerings such as ‘Simplicity’, the 3G iPhone and mobile broadband. Telefónica O2 UK topped the list of fixed and mobile broadband internet service providers (ISPs) in the United Kingdom for customer satisfaction, according to a recent report by JD Power and Associates. The marketing firm conducted two customer satisfaction studies based on five factors that drive overall satisfaction with the provision of mobile and fixed broadband: performance and reliability, billing, cost, customer service/technical support, and offerings/promotions.
O2 UK market share was 25.2% at Sept, 2008 compared with 24.6% at December 31, 2007, based on the number of mobile accesses.
In addition to Telefónica O2 UK, there are currently four other network operators in the UK mobile telecommunications market: Vodafone UK, a subsidiary of Vodafone plc, T-Mobile, a subsidiary of Deutsche Telecom, Orange, owned by France Telecom, and 3, owned by Hutchison Whampoa. MVNOs operating in the UK market include Virgin Mobile and Fresh, owned by Virgin Media and The Carphone Warehouse Group, respectively, which both use T-Mobile’s network, and Tesco Mobile, a joint venture in which Telefónica O2 UK holds a 50% stake and which uses the Telefónica O2 UK network.

In terms of network and technology, Telefónica O2 UK’s digital network in the United Kingdom is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 UK’s international roaming agreements, enables Telefónica O2 UK customers to make and receive calls in more than 200 countries worldwide. At December 31, 2008, Telefónica O2 UK’s GSM/GPRS digital network consisted of approximately 11,482 base stations.
Telefónica O2 UK had rolled out ULL capabilities to 1,218 exchanges by the end of 2008, giving its broadband network population coverage of 65.9%.
Germany — Telefónica O2 Germany
The following table presents statistical data relating to our operations in Germany:

	At December 31,
	2006	2007	2008
	(in thousands)
Internet and data accesses	19.0	74.7	214.8
Broadband accesses	19.0	74.7	214.8
Mobile accesses	11,024.8	12,471.5	14,198.5
Pre-pay accesses	5,544.1	6,235.0	7,231.5

Final clients accesses	11,043.8	12,546.2	14,413.3

Wholesale accesses	149.3	596.0	1,128.4

Total accesses	11,193.1	13,142.3	15,541.7

The mobile penetration rate in Germany increased to 129% at September 30, 2008, an increase of 13 percentage points compared to the penetration rate at December 31, 2007.
Telefónica O2 Germany’s total customer base, in terms of accesses, increased by 2.4 million accesses from December 31, 2007 to 15.5 million accesses at December 31, 2008. Telefónica O2 Germany’s joint venture with Tchibo Mobile was responsible for 0.1 million of this increase in accesses from December 31, 2007 to 1.3 million accesses at December 31, 2008, while Telefónica O2 Germany’s “Fonic” low-cost brand, added 0.5 million accesses from December 31, 2007, giving it a customer base of 0.7 million accesses at December 31, 2008. In addition at December 31, 2008, 3.1 million of Telefónica O2 Germany’s accesses were on the “Genion S/M/L/XL” tariff structure, which is a flat rate tariff for calls made within and outside of the “Homezone”.
Throughout 2008 Telefonica O2 Germany continued its program of migrating customers from legacy to new tariffs such as Genion S/M/L/XL and Inklusivpakete, which offer significantly better value to the customer.
Telefónica O2 Germany had net adds of 0.7 million contract accesses and 1.0 million pre-pay accesses in 2008, bringing the pre-pay customer base at December 31, 2008 to 7.2 million accesses.
ARPU decreased 14.9% to €17.4 in 2008 from €20.4 in 2007, partly as a result of an approximately 10% cut in the interconnection rate in November 2007, the level of competition in the German market and the previously described migration program. Contract ARPU decreased 15.0% to €29.0 in 2008 from €34.1 in 2007. Pre-pay ARPU decreased 11.0% to €5.9 in 2008 from €6.7 in 2007. MOU in 2008 was 138 minutes, an increase of 5.3% compared to 2007.

In terms of sales and marketing, Telefonica O2 Germany continued to build on its core strategy of increasing its distribution network, which was ahead of target with 725 shops at year end. During 2008 Telefónica O2 Germany also launched the “O2 Handy flatrate” with a minimum contract duration of only 6 months. The contract offers a flat rate for calls to other O2 customers and to fixed lines with a monthly fee of €15. Calls to other networks and SMSs are charged at 19 euro cents per minute or message.
At December 31, 2008 Telefónica O2 Germany had a customer base of 0.2 million broadband accesses. Telefónica O2 Germany reported 1.1 million ULL lines at December 31, 2008 from 0.6 million lines at December 31, 2007.
O2 Germany market share in Germany was 13.4% at September 30, 2008 compared with 13.0% at December 31, 2007, based on number of mobile accesses.
Telefónica O2 Germany competes primarily with three other companies in the German market for mobile telecommunications. These are Vodafone Germany, a subsidiary of Vodafone plc, T-Mobile, which is owned by Deutsche Telecom, and E-Plus, which is owned by KPN. Telefónica O2 Germany also competes with several MVNOs.
In terms of network and technology, Telefónica O2 Germany’s digital network in Germany is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Germany’s international roaming agreements, enables Telefónica O2 Germany customers to make and receive calls in more than 200 countries worldwide.
At September 30, 2008, O2 Germany’s GSM/GPRS digital network consisted of approximately 8,215 base stations, the UMTS network consisted of approximately 3,326 base stations and there were approximately 5,549 shared GSM and UMTS base stations.
Czech Republic and Slovakia — Telefónica O2 Czech Republic and Telefónica O2 Slovakia
Telefónica Europe provides fixed line and mobile services in the Czech Republic and mobile services in Slovakia, where it launched operations during the first quarter of 2007.
The following table presents, at the dates indicated, selected statistical data relating to the Czech Republic:

	At December 31,
	2006	2007	2008
	(in thousands)
Fixed telephony accesses	2,402.5	2,069.2	1,893.4
Internet and Data accesses	560.3	719.1	779.5
Narrowband accesses	143.7	202.4	163.4
Broadband accesses	405.1	509.4	583.7
Other accesses	11.6	7.3	32.4
Mobile accesses	4,864.5	5,125.4	5,257.2
Pre-Pay accesses	2,989.7	2,881.5	2,737.9
Pay TV accesses	15.6	73.2	114.5

Final clients accesses	7,842.9	7,986.8	8,044.6

Wholesale accesses	94.5	110.2	109.5

Total accesses	7,937.4	8,097.0	8,154.1

The mobile penetration rate in the Czech Republic increased to 127% at September 30, 2008, 1 percentage points higher than the penetration rate at December 31, 2007.
Telefónica O2 Czech Republic’s fixed telephony accesses decreased by 8.5% to 1.9 million accesses at December 31, 2008 from 2.1 million accesses at December 31, 2007, mainly as the result of fixed-to-mobile substitution. On a net basis, Telefónica O2 Czech Republic lost 47.3% less fixed telephony accesses in 2008 compared to 2007. This improve is the result of the strategy of enhancing the quality of fixed lines by improving broadband (basic speed was upgraded up to 8 Mbps, four times higher with the same price) and aggressively priced bundled offers.
Telefónica O2 Czech Republic’s final broadband accesses increased 14.6% compared to December 31, 2007 to 0.6 million accesses at December, 31 2008. The IPTV customer base increased to 0.1 million accesses at December 31, 2008. These increases are primarily as a result of increased demand for these services in the Czech Republic.
Telefónica O2 Czech Republic’s mobile accesses increased 2.6% to 5.3 million accesses at December 31, 2008 from 5.1 million accesses at December 31, 2007. Contract accesses accounted for 47.9% of these accesses at December 31, 2008, up from 43.8% at December 31, 2007. The number of pre-pay accesses decreased 5.0% to 2.7 million accesses at December 31, 2008 from 2.9 million accesses at December 31, 2007.
ARPU increased to €20.7 in 2008 from €18.9 in 2007 (a reduction of 0.9% in local currency). Pre-pay ARPU increased to €9.8 in 2008 from €8.9 in 2007 (a reduction of 2.0% in local currency). Contract ARPU increased to €33.5 in 2008 from €32.7 in 2007 (a decrease of 6.7% in local currency).
MOU for the year stood at 121 minutes, 3.6% above the 2007 level. The increase in traffic is due to the growing number of contract customers generating higher average MOU and the launch of “O2 Neon” tariffs designed to stimulate traffic through a simplified, flat tariff structure. By the end of December 2008, 0.3 million customers subscribed for one of the O2 Neon tariffs and O2 Neon accesses accounted for 11% of voice contract accesses.
Regarding competition, there are currently two other primary competitors in the Czech Republic mobile telecommunications market. These are Vodafone Czech Republic, which is owned by Vodafone plc, and T-Mobile, which is part of Deutsche Telecom AG.
O2 Czech Republic had an estimated mobile market share of 38.7% at September 30, 2008 compared with approximately 39.2% at December 31, 2007 based on number of mobile accesses.
The fixed market consists of six large operators and a number of other smaller providers. In voice the major competitors are Ceske Radiokomunikacie, U:fon, UPC and other cable operators which also provide integrated voice, Internet and TV offers. Internet service is offered by all major mobile operators as well as a large volume of WiFi providers. Pay TV is dominated by a number of cable and satellite companies, the biggest being UPC.

In terms of network and technology, Telefónica O2 Czech Republic’s digital network in the Czech Republic is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Czech Republic’s international roaming agreements, enables its customers to make and receive calls in more than 200 countries worldwide.
At December 31, 2008, Telefónica O2 Czech Republic’s GSM/GPRS digital network consisted of 12,676 base stations.
Slovakia
At December 31, 2008, Telefónica O2 Slovakia’s total number of mobile accesses amounted to 0.5 million accesses, a decrease of 19.5% compared to December 31, 2007. In the second half of 2008 Telefónica O2 Slovakia launched the “O2 Fér”, a simple tariff which unifies pre-pay and contract rates and offers SIM-only products without a handset subsidy.
In 2008, Telefónica O2 Slovakia continued to roll out its own network infrastructure and by December 31, 2008 the company had more than 850 base stations and thus fulfilled its license conditions. Its network currently covers close to 90 percent of population, which is nearly double that required by its license.
Ireland — Telefónica O2 Ireland
The following table presents, at the dates indicated, selected statistical data relating to Ireland:

	At December 31,
	2006	2007	2008
	(in thousands)
Total mobile accesses	1,631.7	1,646.1	1,727.7
Pre-pay accesses	1,146.7	1,090.9	1,084.6
The mobile penetration rate in Ireland reached 116% at the end of September 2008, a 5 percentage point increase over the penetration rate at December 2007.
Telefónica O2 Ireland had net adds of 0.1 million in 2008. Telefónica O2 Ireland’s customer base, in terms of accesses, increased 5.0% from December 31, 2007 to 1.7 million accesses at December 31, 2008. Of Telefónica O2 Ireland’s total customer base, there were 0.1 million mobile broadband accesses at December 31, 2008, after a successful launch in July 2007.
Telefónica O2 Ireland had net adds of 0.1 million contract accesses in its mobile business in 2008, including the mobile broadband accesses mentioned above, an increase of 25.3% on December 31, 2007.
ARPU decreased by 5.9% in 2008 to €43.2 from €45.9 in 2007. Contract ARPU decreased 11.9% to €72.5 in 2008 from €82.3 in 2007 due to the introduction of new customer offers and promotions. Pre-pay ARPU decreased by 7.0% in 2008 to €27.0 in 2008 from €29.0 in 2007. MOU for the year was 245 minutes, with a year-on-year decrease of 1.1%.

In terms of sales and marketing, during the second quarter of 2008, O2 Ireland launched “O2 Clear” an innovative new pay monthly option that gives customers the opportunity to sign up to post pay tariffs on a SIM only basis without having to commit to a long term contract. It was the first tariff of its kind in the Irish market. Later in the year O2 Ireland introduced the 3G version of the iPhone and in December launched the “O2 Treats” program, a card which allows customers to spend up to €100 on different treats/activities for themselves or a friend.
Regarding competition, there are currently three other primary competitors in the Irish mobile telecommunications market: Vodafone Ireland, which is part of Vodafone plc, Meteor, which is part of Babcock and Brown, and 3 Ireland, which is part of Hutchison Wampoa Ltd.
O2 Ireland had an estimated market share of the Irish mobile market of 32.9% at the end of September 2008 compared to approximately 32.3% at December 31, 2007 based on number of mobile accesses.
In terms of network and technology, Telefónica O2 Ireland’s digital network in Ireland is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica O2 Ireland’s international roaming agreements, enables Telefónica O2 Ireland customers to make and receive calls in more than 200 countries worldwide.
At December 31, 2008, O2 Ireland’s GSM/GPRS digital network consisted of approximately 1,662 base stations.

RESULTS BY REGIONAL BUSINESS UNITS
Other companies
ATENTO GROUP
Atento offers integrated call center services coupled with sophisticated customer management services, such as the development and application of customer retention programs, telemarketing services and market research services. In addition, Atento rents out its call centers to third parties, manning them if needed. Atento has strategically diversified its customer base and now services companies in the financial, consumer goods and energy sectors, as well as public institutions. At December 31, 2008, Atento operated over 95 call centers, employing over 132,121 people at centers in 16 countries spanning three continents, including Europe (Spain and the Czech Republic), Latin America and North Africa (Morocco).
Revenue at Atento climbed 10.8% to 1,301 million in 2008 from 1,174 million in 2007. Revenue growth was driven by greater activity on behalf of Telefónica, mainly in Brazil, Peru, Morocco and Central America, which offset a slowdown in Spain.
Expenses at Atento climbed 10.0% to 1,120 million euros in 2008 from 1,018 million euros in 2007, pushed up primarily by higher overheads, namely leases to bring capacity in line with volume growth. This growth was partially mitigated by the migration of services from Spain to Latin America, a strategy which curtailed growth in personnel expenses.
OIBDA at Atento rose 15.4% in 2008 to 186 million euros from 161 million in 2007. This growth was led by increased activity and control over the pace of growth in operating costs.
Lastly, operating income (OI) at Atento rose 17.4% in 2008 to 154 million euros from 131 million in 2007.

RESEARCH, DEVELOPMENT AND INNOVATION
Telefónica remains firmly committed to technological innovation as a core means to generating sustainable competitive advantages, anticipating market trends and the differentiation of our products. Through the introduction of new technologies and the development of new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.
Telefónica has developed an open innovation model for the management of technology innovation that helps to improve the application of the results of technical research in the commercial services, focusing on certain applied research activities aligned with Telefónica’s strategy. This model fosters open innovation initiatives such as the creation of a venture capital fund, business collaboration forums, etc. It also promotes the use of knowledge developed at technology centers, universities and start-ups, for example, and encourages innovation in collaboration with other agents that will become “technology partners”, including customers, universities, public administrations, suppliers, content providers and other companies.
We believe that we cannot rely solely on acquired technology in our quest to differentiate our products from those of our competitors and to improve our market positioning. We also believe that it is important to encourage research and development initiatives in an effort to achieve the desired level of differentiation and to foster other innovation activities. Our R&D policy is designed to:
•	develop new products and services in order to win market share;
•	boost customer loyalty;
•	drive revenue growth;
•	enhance management;
•	improve business practices, and
•	increase the quality of our infrastructure services to improve customer service and reduce costs.
In 2008, the technological innovation projects undertaken were focused on profitable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of new markets and technological leadership. Our technological innovation activities were closely integrated, specially in our strategy of creating value through broadband, IP networks, wireless communication networks and new generation fiber optic networks.
In addition, projects were undertaken to promote the information society, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These lines of initiative, among others, were built on the basis of rapid identification of emerging technologies that could have a relevant impact on our businesses, and the testing of these technologies in new services, applications and platform prototypes.
In 2008, we developed new operational and business support systems and improved existing systems.

Most of our R&D activities are carried out by our subsidiary Telefónica Investigación y Desarrollo, S.A.U., (Telefónica I+D), which works principally to benefit the businesses. In performing its duties, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs. Telefónica I+D provides technical assistance to all the Group’s businesses in Latin America and Europe. Telefónica I + D’s activities include:
•
development of new fixed telephony products and services, with special emphasis on the value added services such as broadband, the digital home, mobile communications and internet services for the general public, corporate customers and the mobile television and the multimedia sectors;

•
development of new communication tools for communities, telemedicine, remote home/business monitoring and new infrastructure for the provision of these services, such as IP protocols and new generation networks such as fiber optic;

•
development of innovative solutions for the real-time provisioning of network, and the operation and billing of our networks and services. This activity includes the management systems designed to strengthen the infrastructure and its quality level;

•	development of business support systems, including customer profiling to provide innovative solutions;
•	applied research to undertake, understand and develop the opportunities presented by emerging technologies for our various businesses.
In 2008, approximately 44% of Telefónica I+D’s initiatives benefited businesses located in Spain, 28% for Latin American businesses, 22% for Telefónica (essentially the corporate innovation plan including projects co-sponsored by two or more business units with a medium- to long-term horizon); and 6% was dedicated to other subsidiaries, including Telefónica O2 Europe.
At December 31, 2008, Telefónica I+D had 1,233 employees. Qualified professionals from 84 companies and 54 universities also collaborated on its projects.
Our research and development costs amounted to 668 million euros in 2008 and 594 million euros in 2007, representing 1.2% and 1.1% of our consolidated revenue in these years, respectively. These figures were calculated using OECD measurement guidelines. These guidelines include R&D costs that, due to the timing of projects and/or accounting classification criteria, are not included in their entirety in our consolidated balance sheet.

FINANCING
Outlined below are the main financing transactions undertaken by the Telefónica Group in 2008:
•
On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, which was structured in two tranches. Tranche A, for 125 million US dollars, entailed bilateral financing with the Inter-American Development Bank (IDB) maturing in 7 years. Tranche B entailed a 5-year 475 million US dollar syndicated credit facility with a group of banks, in which the IDB acted as agent bank.

•
On January 30, 2008, Telefónica Finanzas, S.A.U. drew down the 450 million euros of facilities arranged with the European Investment Bank (EIB) related to the Telefónica Mobile Telephony II project, of which 375 million euros mature in seven years and the remaining 75 million euros in eight years.

•	On February 1, 2008, Vivo, S.A. drew down an additional 181 million euros of the financing arranged with the EIB on October 31, 2007 and maturing on December 19, 2014.
•	On May 1, 2008, Vivo, S.A. drew down an additional 750 million Brazilian reais of the financing arranged with the Brazilian Development Bank (BNDES) on August 9, 2007 and maturing on August 15, 2014.
•	On June 9, 2008, Compañía de Telecomunicaciones de Chile, S.A. (CTC) extended the maturity of a 150 million US dollar syndicated loan to May 13, 2013.
•
On June 12, 2008, Telefónica Emisiones, S.A.U. issued 1,250 million euros of bonds maturing June 12, 2013 under its EMTN program registered on the London Stock Exchange on July 8, 2005 and updated on July 3, 2008. These bonds are guaranteed by Telefónica, S.A.

•	On October 28, 2008, Telesp drew down an additional 886 million Brazilian reais of the financing arranged with the BNDES on October 23, 2007 and maturing on May 15, 2015.
The Group manages its short-term financing and liquidity requirements proactively and efficiently, as detailed in Note 16 to the 2008 consolidated financial statements.

RATING AGENCIES

Short-term
Rating agency	Long-term debt	debt	Outlook	Date of last review
JCR	A	—	Stable	December 17, 2008
Standard & Poor’s	A-	A-2	Stable	December 2, 2008
Fitch	A-	F-2	Stable	November 25, 2008
Moody’s	Baa1	P-2	Stable	May 3, 2007
At December 31, 2008, Telefónica, S.A.’s long-term debt was rated “A-/stable outlook” by Fitch, “A/stable outlook” by JCR, “Baa1/stable outlook” by Moody’s and “A-/stable” outlook by Standard & Poor’s.
The main changes in Telefónica’s long-term debt credit ratings and outlook in 2008 were as follows:
•
On December 17, 2008, Japanese rating agency JCR upgraded its credit rating for Telefónica, S.A. to “A/stable outlook”, thanks to the operator’s lower leverage, underpinned by its strong profitability and cash flow generation ability, in turn a reflection of its prominent position in its home market and healthy revenue growth in Latin America.

•
On December 2, 2008, Standard & Poor’s upgraded its rating of Telefónica S.A. from “BBB+/positive outlook” to “A-/stable outlook”. The upgrade reflects ongoing deleveraging in recent years, Telefónica’s robust and well-diversified revenue mix and its sustained capacity for significant cash flow generation.

•
On November 25, 2008, Fitch upgraded its rating from “BBB+/positive outlook” to “A-/stable outlook”. The upgrade was warranted by the Telefónica Group’s financial and operating profile which, in the opinion of Fitch, places the operator comfortably within the “A- notch”, thanks to the Group’s scale, diversification, revenue growth profile and free cash flow generation, which compare favorably with the equivalent parameters of Deutsche Telekom and France Telecom, the two similarly rated European incumbents that are most comparable to Telefónica. Telefónica, S.A.’s leverage (net debt plus financial commitments/OIBDA), which stood at 2.0x at September 30, 2008, at the lower end of the targeted range of 2.0x to 2.5x, was key to the rating upgrade.

On May 3, 2007, Moody’s upgraded Telefónica’s long-term debt from “Baa1/negative” outlook to “Baa1/stable outlook” based on the Group’s significant progress in extending the average maturity of its debt (including the refinancing of debt borrowed to finance the takeover of O2 in the UK), the widespread improvement in forecast cash flow and the Group’s continued compliance with its commitment to financial discipline.

TRANSACTIONS WITH TREASURY SHARES
At December 31, 2008 and 2007, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share		Market Value
		Acquisition	Trading	Millions of
	No. of shares	price	price	euros	%

Treasury shares at 12/31/08	125,561,011	16.68	15.85	1,990	2.66867%

Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%
Telefónica S.A. owns the only treasury shares in the Group. No other Group company owns any Telefónica treasury shares.
In 2008 and 2007, the following transactions involving treasury shares were carried out:

No. of shares

Treasury shares at 12/31/06	75,632,559

Acquisitions	149,099,044
Disposals	(12,621,573)
Lycos and Endemol employee share option plans	(4,750)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(147,633,912)

Treasury shares at 12/31/07	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at 12/31/08	125,561,011

The amount paid to acquire treasury shares in 2008 was 2,225 million euros (2,324 million euros in 2007). Meanwhile, 1 million euros of treasury shares were sold in 2008 (210 million euros in 2007).
At December 31, 2008, the Group held put options on 6 million treasury shares. At December 31, 2007 there were no call or put options on Telefónica, S.A. shares.

RISKS AND UNCERTAINTIES FACING THE COMPANY
Risks related to our Industry
The Telefónica Group’s business is conditioned both by intrinsic factors that affect exclusively to the Group as well as other external factors that are common to businesses of the same sector. The risks described below are the most important but not the only ones that we face.
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates, and the Group is therefore subject to the effects of actions by the competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services and features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and enhance their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. If the Telefónica Group is unable to effectively compete, it could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share.
• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services. Furthermore, the licensing, construction, operation and interconnection arrangements of its communications systems are regulated to varying degrees by the European Union, national, state, regional and local authorities. Furthermore, the Company’s activities are subject to strict regulation in many of the countries and market segments in which it operates, particularly in many areas of the fixed telephony business.

Regulatory authorities regularly intervene in the offering and pricing of the Telefónica Group’s products and services. Furthermore, they could also adopt regulations or take other actions that could adversely affect the Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation, revocation of or failure to renew authorizations or concessions to offer services in a particular market, changes in the regulation of international roaming prices and mobile termination rates, introduction of virtual mobile operators, and regulation of the local loop. Such regulatory actions could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on its business, financial condition, results of operations and cash flow.
Regulatory policies applicable in many of the countries in which the Group operates are designed to increase competition in most of its market segments, especially in the fixed telephony, broadband and mobile telephony segments, including by, among other methods, granting new licenses in existing licensed territories in order to permit the entry of new competitors or imposing special rules and obligations upon currently present operators, such as the requirement for number portability in those countries where it has not yet been implemented. Since these regulatory policies are designed to favor the entry and establishment of new operators, they are likely to have the effect, over time, of reducing our market share in the relevant markets in which the Group operate.
In addition, since the Telefónica Group holds a leading market share in many of the counties where it operates, the Group could face regulatory actions by supranational or national antitrust or competition authorities if it is determined that the Company have prevented restricted or distorted competition in such markets. These authorities could prohibit the Group from taking further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to its financial performance and future growth.
Furthermore, Telefónica can expect the regulatory landscape to change in Europe as a consequence of the revised regulations resulting from the review of the common regulatory framework currently in place in the European Union. These revised regulations are expected to be approved at the end of 2009 or the beginning of 2010 and could result in increases in the regulatory pressure on the local competitive environment. The Company may also face new regulatory initiatives in the area of mobile telecommunications in Europe, including increased regulatory pressure on international roaming tariffs for data and SMS services and on mobile termination rates. In addition, the Group may also face pressure from regulatory initiatives in some European countries regarding the reform of spectrum rights of use and spectrum allocation.
Finally, the recent adoption of new regulations regarding wholesale services (such as, access to ducts or dark fiber) in Spain may result in an increase of the competitive pressure in the provision of high speed telecommunication services.
• Services are provided under permits, licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the countries in which they operate. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession. The continued existence and terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions as well as their renewal terms and conditions may be affected by political and regulatory factors.

The terms of these licenses, authorizations and concessions granted to Telefónica’s operating companies and conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms. As licenses, authorizations and concessions approach the end of their terms, the Company intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.
Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require to satisfy certain obligations, including, amongst others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession for the relevant area. In addition, the need to meet scheduled deadlines may require its companies to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. The Group expects that new products and technologies will emerge on a continuous basis and that existing products and technologies will further develop. These new products and technologies may reduce the prices for its existing services or may be superior to, and render obsolete, the products and services the Group offers and the technologies it uses, and may consequently reduce the revenues generated by its products and services and require investment in new technology. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for Telefónica to upgrade its products and technology in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect its business, financial condition, results of operations and cash flow.
In particular, the Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Company could be required to upgrade the functionality of its networks to accommodate increased customization of services, to increase coverage in some of its markets, or to expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Group control and may be affected by applicable regulations. If the Group fails to execute these tasks successfully, its services and products may be less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect its business, financial condition, results of operations and cash flow.

• Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on its ability to acquire additional spectrum. The failure to obtain sufficient capacity and spectrum coverage could have a material adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial condition, results of operations and cash flow.
• Supplier issues. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Furthermore, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, the Group’s business and results of operations could be adversely affected. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect its ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Group’s service, could result in customer dissatisfaction, reduced revenues and traffic and costly repairs and could harm its reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and cannot avert every action or event that could damage or disrupt its technical infrastructure. Although the Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses the Group may incur.
• Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has increased significantly. In many cases, this has hindered the deployment of the infrastructures necessary to ensure quality of service.
Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.
Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Group’s mobile companies and consequently on their financial condition, results of operations and cash flow. While the Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and Telefónica continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

• Risk of asset impairment. The Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in their acquisition costs. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the necessity of introducing impairment changes in its goodwill, intangible assets or fixed assets.
Though the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, it could adversely affect the Group’s results of operations, and as a last consequence, may affect the achievement of its growth targets.
Group related risks
• Country risk (investments in Latin America). At December 31, 2008 approximately 36.3% of the Telefónica Group’s assets were located in Latin America. In addition, approximately 38.7% of its revenues from operations for 2008 were derived from its Latin American operations. The Group’s operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:
•	government regulation or administrative polices may change unexpectedly and negatively affect our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•	the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which it operates; and

•	economic downturns, political instability and civil disturbances may negatively affect its operations.
Finally, the Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.

• Management of foreign currency and interest rate risk.. The Group is exposed to various types of market risk in the normal course of its business, including the impact of changes in foreign currency exchange rates, as well as the impact of changes in interest rates, as well as the impact of changes of credit risk in its treasury investments or in some structured financed transactions it enters. The Company employs risk management strategies to manage this exposure, in part through the use of financial derivatives such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its cash financial condition, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful which could adversely affect its financial condition, results of operations and cash flow. Moreover, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or fails in their obligations the Group may suffer loss of value in its investments, incur in unexpected losses or/and assume additional financial obligations under this transactions, such failure could adversely affect its cash financial condition, results of operations and cash flow.
To illustrate the sensitivity of finance costs to variability in short-term interest rates, referred to December 31 2008, assuming a 100 basis point rise in all currencies in which the Company has a financial position and no change in the currency make-up and balance of the position at year end, the financial expense would increase by 178 million euros. On the other hand, if the exchange rate position affecting the income statement at the end of 2008 would remain constant in 2009 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the Euro by 10%, the impact on the income statement would be an expense of 107 million euros. Consequently, the Group follows an active management policy to reduce, as far as possible, these impacts.
• Current global economic situation.. The Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse economic environment and uncertainty about present global economic conditions may negatively affect the level of demand of existing and prospective customers, as Telefónica’s services may not be deemed critical for these customers. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.
In addition, there could be other possible follow-on effects from the credit crisis on the Company’s business, including insolvency of key suppliers or customers. A loss of customers or a reduction in purchases by its current customers could have a material adverse effect on its business financial condition, results of operations and cash flow and may negatively affect its ability to meet its growth targets.
• Dependence on external sources of financing The development and distribution of the Group’s services, as well as the operation, expansion and upgrading of its networks and the fulfillment of its dividend payout commitment to the Company’s shareholders, require substantial financing. Moreover, its liquidity and capital resource requirements may increase if Telefónica participates in other fixed line or wireless license award processes or make acquisitions. The Group also have major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If its ability to generate cash flow were to decrease, whether due to the current worldwide financial and economic crisis or otherwise, the Group may need to incur additional debt or rise other forms of capital to support its liquidity and resources requirements for the ongoing development and expansion of its business.
The current financial crisis affecting the international banking system and financial markets has resulted in a significant tightening of credit markets, a low level of liquidity in many financial markets and high volatility in credit, equity and currency markets. Existing or worsening conditions in the international credit markets may make it more difficult and more expensive to refinance the Telefónica Group’s financial debt (debt maturities in 2009 are of 7,014 million euros) or to incur in additional debt. In January 2009 the Group issued 2 billion euros in five year bonds with a spread of 250 basis points over swaps, close to 150 basis points higher than that paid on the same maturity in May 2008. In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make more challenging the renewal of its unused bilateral credit facilities which are scheduled to expire prior December 31, 2009 (an aggregate of more than 2,720 million euros).
The current financial crisis would also make more difficult and costly for the Company’s current shareholders to launch rights issues or to ask investors for equity investments, even if further funds were needed for pursuing its business plans.
• Risks associated with relationships with venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, which is jointly controlled by the Group and Portugal Telecom SGPS, S.A. (“Portugal Telecom”). As a result of the Group less than controlling interest in this joint venture, Telefónica does not have absolute control over the operations of the venture. As a result, there is an inherent risk for management or operational disruptions whenever a disagreement between the Company and its partner arises.
Therefore, the Group must cooperate with Portugal Telecom in order to implement and expand upon its business strategies and to finance and manage the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from this joint venture, including economies of scale and opportunities to achieve potential synergies and cost savings.

Other risks
• Litigation and other legal proceedings. The Group is party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs to the Company. Such disputes and litigation (or settlements thereof) may have a material adverse effect on its business, financial condition, results of operations and cash flow.

BUSINESS OUTLOOK
Telefónica is an integrated and diversified telecommunications group which offers a broad range of services, primarily in Spain, Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. In addition, the Group’s investments in China Unicom and Telecom Italia open the door to strategic alliances that reinforce its competitive positioning, scale and productivity.
Telefónica is starting from a strong competitive position in its operating markets. Given prevailing uncertainty, the Group plans to defend or shore up its position by focusing with even greater intensity on satisfying its customers’ needs. Telefónica will tap growth opportunities such as the scope to further develop both its fixed and mobile broadband businesses, additional connectivity-driven services, IT services and knock-on businesses. The Group will lead the sector forward by anticipating market trends as we move into the new digital era.
Telefónica will continue to transform its operating model to raise productivity and exploit the synergies deriving from approaching the business, and its processes and technologies, as an integrated operator, maintaining a regional focus in order to ensure the transformation is as seamless as possible. Meanwhile, Telefónica will remain firmly committed to technological innovation as a core tool for generating sustainable competitive advantages, anticipating market trends and setting its products apart from the crowd. By introducing new technologies and developing new products and business processes, Telefónica strives to make the Group more efficient and customer-oriented.
In Spain, Telefónica will continue to step up its commercial efforts, focusing on the provision of higher quality services, increasing productivity in its sales channels and further upgrading its networks in order to increase customer satisfaction and stretch further ahead of its competitors. By segmenting its commercial propositions, Telefónica will seek to strengthen ties with its customers, developing new sales formulae and more effective ways of bundling services, focusing strategically on growth opportunities in broadband, fixed and wireless. Efficiency will play a leading part in all aspects of the business, both commercial and operational, including systems, networks and processes.
In Latin America, Telefónica’s strategy is based on a regional model which taps into growth opportunities and leverages economies of scale without losing sight of the local customer relationship. The mobile business will continue to play a key role as regional growth engine. To this end, Telefónica will continue to add network capacity and extend coverage, hone its distribution network and boost customer retention policies. In the fixed line business, the focus will be to increase broadband speed and extend the range of bundled services. Global, regional and local projects will be implemented to raise operating and commercial efficiency and to unlock synergies.

In the European business, the company will remain customer-driven, offering the best value proposition and boosting mobile and fixed broadband in order to keep customer satisfaction above that of our competitors. Various initiatives will be put in place to improve operating efficiency at these businesses.
In short, Telefónica will continue to fine-tune its operating model to make it more productive and to unlock the synergies deriving from approaching the business and its processes and technologies as an integrated operator, maintaining unwavering commitment to technological innovation and reinforcing its competitive positioning by becoming even more customer fixated.

EVENTS AFTER THE BALANCE SHEET DATE
Significant events affecting Telefónica taking place from December 31, 2008 to the date of preparation of these consolidated financial statements include:
Second tender offer for CTC shares:
Upon completion of the tender offer launched on September 17, 2008 by Telefónica Internacional Holding, Ltda., for Compañía de Telecomunicaciones de Chile, S.A. (CTC), and pursuant to Chilean law, on December 1, 2008, Telefónica Internacional Holding, Ltda., presented a second tender offer to acquire all the outstanding shares of CTC that Telefónica did not own, directly or indirectly, after settlement of the first offer (representing 3.25% of CTC’s capital), on the same economic terms as the initial bid.
Upon completion of the acceptance period of the second offer on January 7, 2009, Telefónica’s indirect stake in CTC had increased to 97.89%.
Dividends:
At its meeting of January 28, 2009, the Board of Directors of Telefónica, S.A. analyzed and passed a resolution to change the amount of the dividend to be paid and charged to 2009 profit to 1.15 euros per share. The proposal for adoption of the related resolutions will be made in due time.
At its meeting of February 25, 2009, the Company’s Board of Directors agreed to propose at the Shareholders’ Meeting the payment of a dividend against 2008 profit with a charge to reserves of a gross amount of 0.5 euros per outstanding share carrying dividend rights, up to a maximum total amount of 2,352 million euros.
Financing:
On February 3, 2009, Telefónica Emisiones, S.A.U. issued 2,000 million euros of bonds maturing February 3, 2014 with an annual coupon of 5.431% under the issuance program (EMTN) registered on the London Stock Exchange on July 5, 2005 and renewed on July 8, 2008. These bonds are guaranteed by Telefónica, S.A.
On February 13, 2009, Telefónica, S.A. signed an agreement with the banks involved in the 6,000 million euro credit facility granted on June 28, 2005 and maturing on June 28, 2011, to extend the maturity of 4,000 million euros of the 6,000 million euros drawn down, 2,000 million euros for one year and the remaining 2,000 million euros for two years.
On February 17, 2009, Moody’s affirmed Telefónica, S.A.’s long-term Baa1 rating, and changed the outlook to positive from stable, reflecting Moody’s expectation that, going forward, Telefónica will sustain an improved financial risk profile, in line with Telefónica Group management’s publicly stated targets.

Guarantees provided for Ipse 2000 S.p.A.:
After the Italian courts rejected Ipse 2000 S.p.A.’s case regarding the UMTS license this company held, on January 7, 2009, Telefónica paid 241.3 million euros corresponding to the annual payments of 2006, 2007 and 2008. At the date of approval of these financial statements, the Telefónica Group still owes 151.7 million euros in this respect.

DISCLOSURES REQUIRED UNDER ARTICLE 116 BIS OF THE SPANISH
SECURITIES MARKET LAW
Disclosures required under Article 116.bis of the Spanish Securities Market Law:
a.- Capital structure.
At December 31, 2008, the share capital of Telefónica was 4,704,996,485 euros, represented by 4,704,996,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system.
At that date they were admitted to trading on the Spanish electronic trading system (the “Continuous Markets”) where they form part of the Ibex 35 index, on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York, London, Tokyo, Buenos Aires, Sao Paulo and Lima stock exchanges. In the first quarter of 2008, Telefónica’s shares were effectively delisted from the Paris and Frankfurt stock exchanges.
All shares are ordinary, of a single series and confer the same rights and obligations on their shareholders.
At the time of writing, there were no securities in issue that are convertible into Telefónica shares.
b.- Restrictions on the transfer of securities.
Nothing in the Company bylaws imposes any restriction or limitation on the free transfer of Telefónica shares.
c.- Significant shareholdings.
The table below lists shareholders who, at December 31, 2008, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union”:

	Total		Direct shareholding		Indirect holding
	%	Shares	%	Shares	%	Shares
BBVA (1)	5.170	243,263,872	5.170	243,243,144	0.000	20,728

la Caixa (2)	5.013	235,880,793	0.003	160,312	5.010	235,720,481

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2008 Annual Report on Corporate Governance at December 31, 2008.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2008 for the 2008 Annual Report on Corporate Governance. The 5.010% indirect shareholding in Telefónica is owned by Criteria CaixaCorp, S.A.

d.- Restrictions on voting rights.
According to Article 21 of the Company’s bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.
e.- Agreements between shareholders.
Telefónica has received no communication notifying the existence of shareholder pacts that affect the exercise of voting rights at Shareholders’ Meetings or that impose restrictions or conditions on the free transfer of Telefónica shares.
f.- Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.
Appointment, reappointment and ratification.
Telefónica’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.
The appointment of Directors to Telefónica is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.
Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Regulations and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.
Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
As a result, in accordance with its Regulations, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.

In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in discharge of their duties during their period in office.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Termination of appointment or removal
Directors’ appointments shall end at the expirations of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Regulations, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
a)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.
b)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.
c)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.
d)	If their continued presence on the Board could affect the credibility or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expirations of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointment of independent Directors in the case of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

Amendments to the Company Bylaws.
The procedure for amending the Bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the General Shareholders’ Meeting with the majorities stated in Article 103 of the same law. Article 14 of Telefónica’s Bylaws upholds this principle.
g.- Powers of Directors and, specifically, powers to issue or buy back shares.
Powers of Directors.
The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company Bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.
Meanwhile, the Chief Operating Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company Bylaws, or by the Regulations of the Board of Directors.
In addition, the other Executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary General Shareholders’ Meeting of Telefónica on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the General Shareholders’ Meeting of Telefónica of April 22, 2008, the Board of Directors was authorized, in accordance with articles 75 of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to those already held by Telefónica and those held by any of the subsidiaries that it controls, exceed five per cent of the share capital at the time of acquisition.

h.- Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a Takeover Bid.
i.- Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a Takeover Bid.
In general, the contracts of Executive Directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director or director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the Director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED COMPANIES
ISSUER’S IDENTIFICATION DETAILS
DATE OF FINANCIAL YEAR ENDED 31/12/08
TAX ID CODE: A28015865
Company Name: TELEFÓNICA, S.A.

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED
COMPANIES
For a full understanding of this model and the subsequent drafting of the report, please read the instructions for its completion provided at the end of this report.
A	SHAREHOLDING STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of latest			Number of voting
change	Share capital (€)	No. of shares	rights
07/18/08	4,704,996,485.00	4,704,996,485	4,704,996,485
Please state whether there are different classes of shares, with different associated rights:
No
A.2	Please list the direct and indirect holders of significant shareholdings in your organization at financial year end, excluding members of its Board of Directors:

Name or company	Number of direct	Number of indirect voting	% of total voting
name of shareholder	voting rights	rights (*)	rights
Banco Bilbao Vizcaya Argentaria, S.A.	243,243,144	20,728	5.170
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	160,312	235,720,481	5.013

	Through: name or
Name or company name	company name of	Number of direct	% of total voting
of indirect shareholder	direct shareholder	voting rights	rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de
	Seguros y Reaseguros	20,728	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	235,720,481	5.010

Please state the most significant movements in the shareholding structure during the financial year:
A.3	Please fill in the following tables regarding members of the Board of Directors of the company who hold voting rights on company shares:

Name or company	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
César Alierta Izuel	3,837,003	78,000	0.083
Isidro Fainé Casas	311,966	0	0.007
Vitalino Manuel Nafría Aznar	11,300	0	0.000
Julio Linares López	185,922	1,840	0.004
Alfonso Ferrari Herrero	569,563	20,800	0.013
Antonio Massanell Lavilla	2,274	0	0.000
Carlos Colomer Casellas	564	63,190	0.001
David Arculus	10,500	0	0.000
Francisco Javier de Paz Mancho	1,000	0	0.000
Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
José María Abril Pérez	300	18,402	0.000
José María Álvarez-Pallete López	134,481	1,036	0.003
Luiz Fernando Furlán	100	0	0.000
María Eva Castillo Sanz	58,450	0	0.001
Pablo Isla Álvarez de Tejera	8,601	0	0.000
Peter Erskine	69,259	0	0.001

	Through: Name or	Number of
Name or company name of	company name of direct	direct voting	% of total voting
indirect shareholder	shareholder	rights	rights
César Alierta Izuel	Grupo Arce de Inversiones,
	S.A. SICAV	78,000	0.002
Julio Linares López	Judbem de Inversiones,
	S.A. SICAV	1,700	0.000
Julio Linares López	María Jesús Romaña
	Pescador	140	0.000
Gonzalo Hinojosa Fernández de Angulo	Eletres, S.L.	436,000	0.009
Carlos Colomer Casellas	Ahorro Bursátil, S.A.
	SICAV	49,920	0.001
José María Álvarez-Pallete López	Alvaro Álvarez-Pallete
	Samaniego	302	0.000
Carlos Colomer Casellas	Inversiones Mobiliarias
	Urquiola S.A. SICAV	13,270	0.000
Alfonso Ferrari Herrero	Inversiones Singladura,
	S.A. SICAV	20,800	0.000
José María Álvarez-Pallete López	José María Álvarez-Pallete
	Samaniego	432	0.000
José María Abril Pérez	María Teresa Arandia
	Urigüen	18,402	0.000
José María Álvarez-Pallete López	Purificación Samaniego
	Linares	302	0.000

Total % of voting rights held by the Board of Directors	0.126

Please fill in the following tables regarding members of the Board of Directors of the company holding company share options:

	Number of direct			% of total
Name or company	share option	Number of indirect	Equivalent number	voting
name of director	rights	share option rights	of shares	rights
César Alierta Izuel	394,240	0	394,240	0.008
César Alierta Izuel 2	10,200,000	0	0	0.217
Julio Linares López	224,375	0	224,375	0.005
Alfonso Ferrari Herrero	485,000	0	0	0.010
José María Álvarez-Pallete López	183,202	0	183,202	0.004

A.4
Where applicable, please state any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:

A.5
Where applicable, please state any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group, unless of little relevance or ensuing from ordinary trading or exchange:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A. Joint shareholding with Telefónica, S.A. in Mobipay Internacional, S.A.
A.6
Please indicate any shareholders’ agreements reported to the company subject to article 112 of the Securities Market Law. Please provide a brief description of the agreement and list the shareholders involved:

No
Please indicate any concerted actions among company shareholders of which the company is aware. If any, please provide a brief description:
No
Please state explicitly any change in or break-up of said concerted actions or agreements that has taken place during the financial year:
A.7	Please state whether there is any person or organization that exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law. If so, please specify:
No

A.8	Please fill in the following tables regarding the company’s treasury stock:

At financial year end:

Number of shares held directly	Number of shares held indirectly (*)	Total % of share capital

125,561,011	0	2.669

(*)	Through:

Total:	0
Please list any significant variations that may have occurred during the financial year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	Total % of share capital
03/17/08	48,842,100	0	1.016
07/17/08	48,824,503	0	1.014
11/03/08	49,626,522	0	1.057

Gain / (Loss) from sale of treasury stock during the period (thousands €)	83
A.9.	Please detail the conditions and effective term of any authorization(s) conferred by the General Shareholder’s Meeting to the Board of Directors to purchase and/or transfer treasury stock.

The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on 22 April 2008 solved to renew the authorization granted by the GSM of 21 June 2006, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, as set forth in Articles 75 and following, and in the additional provision one, section 2, of the current Spanish Companies Law (LSA for its acronym in Spanish), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. — either directly or through any of the subsidiary companies of which it is the controlling company — of fully paid treasury stock, through a purchase-sale transaction or for any other legal valuable consideration.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorization is granted for a period of 18 months, as from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorization, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are listed.
It is expressly noted that the authorization granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of shares of Telefónica, S.A. which the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of them having exercised their option rights, within the framework of the remuneration systems linked to the market value of the company shares, duly approved.
To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included herein, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.
The unexecuted part of the resolution adopted by the Company’s Ordinary General Shareholders’ Meeting of May 10, 2007, in relation to point V of the Agenda of this same Meeting, shall remain null and void.”
A.10	Please indicate any restrictions under law or the company bylaws regarding the exercise of voting rights and any legal restrictions regarding the acquisition and/or transfer of company stock.

Indicate any legal restrictions on exercising voting rights:
No

Maximum percentage of voting rights a shareholder may exercise by legal restriction	0
Please state whether they are any restrictions in the company bylaws with regard to the exercise of voting rights:
Yes

Maximum percentage of voting rights a shareholder may exercise, according to restrictions established in the Company’s bylaws	10.000

Description of legal and company bylaws’ restrictions regarding the exercise of voting rights
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Please state whether there are any legal restrictions regarding the acquisition or transfer of company stock:
No
A.11	Please state whether the General Shareholders’ Meeting has agreed to adopt measures to neutralize a public purchase offer by virtue of Law 6/2007.
No
If so, please explain the measures approved and the terms of inefficiency of the restrictions
B STRUCTURE OF CORPORATE ADMINISTRATION
B.1	Board of Directors
B.1.1	Detail the maximum and minimum number of directorships established under the bylaws

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with the Board members:

Name or
company name		Position on the	Date of first	Date of last	Election
of director	Represented by	Board	appointment	appointment	procedure
César Alierta Izuel	—	Chairman	01/29/97	05/10/07	Vote at General Shareholders’ Meeting

Isidro Fainé Casas	—	Vice Chairman	01/26/94	06/21/06	Vote at General Shareholders’ Meeting

Vitalino Manuel Nafría Aznar	—	Vice Chairman	12/21/05	06/21/06	Vote at General Shareholders’ Meeting

Julio Linares López	—	Chief Operating Officer	12/21/05	06/21/06	Vote at General Shareholders’ Meeting

Alfonso Ferrari Herrero	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting

Antonio Massanell Lavilla	—	Director	04/21/95	06/21/06	Vote at General Shareholders’ Meeting

Carlos Colomer Casellas	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting

David Arculus	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting

Francisco Javier de Paz Mancho	—	Director	12/19/07	04/22/08	Vote at General Shareholders’ Meeting

Gonzalo Hinojosa Fernández de Angulo	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting

José Fernando de Almansa Moreno-Barreda	—	Director	02/26/03	04/22/08	Vote at General Shareholders’ Meeting

José María Abril Pérez	—	Director	07/25/07	04/22/08	Vote at General Shareholders’ Meeting

Name or
company name		Position on the	Date of first	Date of last	Election
of director	Represented by	Board	appointment	appointment	procedure
José María Álvarez-Pallete López	—	Director	07/26/06	05/10/07	Vote at General Shareholders’ Meeting

Luiz Fernando Furlán	—	Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting

María Eva Castillo Sanz		Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting

Pablo Isla Álvarez de Tejera	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting

Peter Erskine	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting

Total Number of Directors	17
Please indicate any members who have left the Board during this period:

Name or company name of	Type of directorship at time of	Date of
director	leaving	leaving
Manuel Pizarro Moreno	Independent	01/23/08
Antonio Viana-Baptista	Executive	01/23/08

B.1.3	Fill in the following tables regarding the Board members and their different directorships:
EXECUTIVE DIRECTORS

Name or company name of	Committee proposing	Post held in the
director	appointment	company
César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman

Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (COO)

José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	General Manager of Telefónica Latinoamérica

Total number of executive directors	3
% of total number of members of Board	17.647
EXTERNAL PROPRIETARY DIRECTORS

Name or company name
of significant shareholder
represented or who
Name or company name of	Committee proposing	proposed the
director	appointment	appointment
Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa

Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa

José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4
% of the Board	23.529

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.

Carlos Colomer Casellas	Economics Degree. Chairman of the Colomer Group.

David Arculus	Engineering and Economics Degree. Director of Telefónica Europe, Plc. and Pearson, Plc. Chairman of the Royal Institution of Great Britain.

Francisco Javier de Paz Mancho	Information and Advertising Degree. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.

Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.

Luiz Fernando Furlán	Degrees in Chemical Engineering and Business Administration, specializing in Financial Administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

María Eva Castillo Sanz	Degrees in Business, Economics and Law. Head of Merrill Lynch’s Global Wealth Management business operations in Europe, the Middle East, & Africa.

Pablo Isla Álvarez de Tejera	Law Degree. Member of the Body of State Lawyers (on leave of absence). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the Board	47.059

OTHER EXTERNAL DIRECTORS

Name or company name of director	Committee proposing appointment
José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee

Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the Board	11.765
List the reasons why they cannot be considered proprietary or independent and their relationship with the company, Board members or shareholders:

Company, director or
Name or company		shareholder with whom
name of director	Reasons	relationship is held
Peter Erskine	On 31 December 2007, Peter Erskine relinquished his executive functions in the Telefónica Group. Therefore his classification has been changed from Executive Director to Other External Director.	Telefónica, S.A.

José Fernando de Almansa Moreno-Barreda
Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on 26 February 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of Other External Directors, for the following reasons:

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never held an executive role.

	• Until March 2008, he was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

Please indicate any variations that have occurred in the type of directorship held by each director during the period:

Name or company name of director	Date of change	Previous type	Current type
Peter Erskine	12/31/07	Executive	Other External
B.1.4	Please explain, if applicable, the reasons why proprietary directors have been appointed at the request of shareholders whose stake is less than 5% of the share capital:

Please indicate whether any formal requests for inclusion in the Board from other shareholders with a stake the same or larger than the others at whose requests proprietary directors have been appointed, have been dismissed. If so, please explain the reasons why the requests have been dismissed:

No
B.1.5
Please indicate whether any director has left his/her position on the board before the end of his/her mandate, whether he/she explained their reasons to the Board, and by which means, and in the case that the explanation was provided in writing to all the Board, please explain below, at least the reasons given by the director:

Yes

Name of director	Reason for leaving
Antonio Viana-Baptista	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.

Manuel Pizarro Moreno	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.
B.1.6	Indicate, if applicable, any powers delegated to the Managing Director(s):
•	César Alierta Izuel — Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company By-Laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) the general policies and strategies of the Company; (ii) the evaluation of the Board, its Committees and its Chairman; (iii) the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and (iv) strategic investments.

•	Julio Linares López — Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company By-Laws or by the Regulations of the Board of Directors.

B.1.7	Identify any board members holding senior management or directorships in other companies belonging to the listed company’s group:

Name or company name of	Corporate name of the group
director	company	Position
Julio Linares López	Telefónica de España, S.A.U. Telefónica Europe, Plc. Telefónica Móviles España, S.A.U.	Director Director Director

Alfonso Ferrari Herrero	Compañía de Telecomunicaciones de Chile, S.A. Telefónica del Perú, S.A.A. Telefónica Internacional, S.A.U. Telefónica Móviles Chile, S.A.	Acting Director Director Director Director

David Arculus	Telefónica Europe, Plc.	Director

Francisco Javier de Paz Mancho	Atento Holding, Inversiones y Teleservicios, S.A. Telecomunicaçoes de Sao Paulo, S.A. Telefónica de Argentina, S.A. Telefónica Internacional, S.A.U.	Non-executive Chairman Director Director Director

José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A. Telefónica de Argentina, S.A. Telefónica del Perú, S.A.A. Telefónica Internacional, S.A.U. Telefónica Móviles México, S.A. de C.V.	Director Director Director Director Director

Name or company name of	Corporate name of the group
director	company	Position
José María Álvarez-Pallete López	Brasilcel, N.V.

Colombia Telecomunicaciones, S.A. ESP

Compañía de Telecomunicaciones de Chile, S.A.

Telecomunicaçoes de Sao Paulo, S.A.

Telefónica DataCorp, S.A.U.

Telefónica de Argentina, S.A.

Telefónica del Perú, S.A.A.

Telefónica Internacional Chile, S.A.

Telefónica Internacional, S.A.U.

Telefónica Larga Distancia de Puerto Rico, Inc.

Telefónica Móviles Chile, S.A.

Telefónica Móviles Colombia, S.A.

Telefónica Móviles México, S.A. de C.V.

Telefónica USA, Inc.	Chairman of
Supervisory Board

Director

Acting Director

Director/Vice Chairman

Director

Acting Director

Director

Director

Executive Chairman

Director

Acting Director

Acting Director

Director/Vice Chairman

Director

Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director

Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8
List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:

Name or company name of	Company name of listed
director	company	Position
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director

	Abertis Infraestructuras, S.A.	Chairman

	Repsol YPF, S.A.	2nd Vice Chairman

Carlos Colomer Casellas	Indo Internacional, S.A.	Director

	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman

	Ahorro Bursátil, S.A. SICAV	Chairman

Gonzalo Hinojosa Fernández de Angulo	Dinamia Capital Privado, S.A., SCR	Director

Pablo Isla Alvarez de Tejera	Inditex, S.A.	Vice Chairman-Chief Executive Officer
B.1.9	Please indicate whether, and if so, explain, the company has established rules regarding the number of Boards its directors can belong to:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.

B.1.10	In accordance with recommendation number 8 of the Unified Code, please indicate the general policies and strategies of the company which must be approved by the Board in full:

The investment and financing policy	Yes

The definition of the structure of the group of companies	Yes

The corporate governance policy	Yes

The corporate social responsibility policy	Yes

The strategic or business Plan, as well as the management aims and annual budgets	Yes

The remuneration policy and performance assessment of senior management	Yes

The policy of risk management and control, as well as the periodic monitoring of the internal information and control systems	Yes

Policy on dividends, treasury and, specifically, on the limits to apply.	Yes
B.1.11	Please fill in the following tables regarding the accrued aggregate remuneration of Directors during the financial year:
a)	In the company subject of this report:

Remuneration item	Thousand euros
Fixed remuneration	8,298
Variable remuneration	6,409
Attendance fees	215
Token Payments	0
Stock options and/or other financial instruments	0
Other	1,602

TOTAL:	16,524

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	18
Pension Plans and Funds: Commitments	0
Life Insurance premiums	59
Guarantees constituted by the company in favor of directors	0

b)	For belonging to other Boards of Directors and/or senior management of group companies:

Remuneration item	Thousand euros
Fixed remuneration	2,678
Variable remuneration	1,477
Attendance fees	0
Token Payments	0
Stock options and/or other financial instruments	0
Other	353

TOTAL	4,508

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	7
Pension Plans and Funds: Commitments	0
Life Insurance premiums	12
Guarantees constituted by the company in favor of directors	0
c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	12,698	3,264
External Proprietary	1,201	0
External Independent	2,128	760
Other external	497	484

Total	16,524	4,508

d)	With regard to the profit attributed to the controlling company:

Total directors’ remuneration (thousand euros)	21,032
Total directors’ remuneration/benefits attributed to the controlling company (in %)	0.3

B.1.12	Please identify the members of senior management who are not also executive directors and indicate total remuneration accruing to them during the year:

Name or company name	Position
Santiago Fernández Valbuena	General Manager of Finance and Corporate Development
Luis Abril Pérez	Technical General Secretary to the Chairman
Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors
Calixto Ríos Pérez	Internal Auditing Manager
Guillermo Ansaldo Lutz	General Manager Telefónica España
Matthew Key	General Manager Telefónica España

Total remuneration of senior management (thousand euros)	14,135
B.1.13
Identify in aggregate terms any guarantees or “golden parachute” clauses in case of dismissal or changes in control benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorizing the clauses	Yes	No

Is the General Shareholders’ Meeting informed of these clauses?	Yes
B.1.14	Indicate the process for establishing board members’ remuneration and any relevant clauses in the Bylaws.

Process for establishing board members’ remuneration and any relevant clauses in the By-laws
In accordance with Article 28 of the By-Laws, Directors’ compensation shall consist of a fixed and specific monthly remuneration and of fees for attending meetings of the Board of Directors and the executive and advisory Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on 11 April 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.
The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the By-Laws and following a report of the Nominating, Compensation and Corporate Governance Committee.
In accordance with Article 5 of this same regulatory text, the Board of Directors expressly reserves the power to approve both the Directors’ compensation policy and the decisions related thereof.
The Nominating, Compensation and Corporate Governance Committee has the following competencies (Article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such remuneration as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Please state whether the Board in full has reserved the right to approve the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their termination clauses.	Yes

Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and the approval of their contracts.	Yes
B.1.15	Please state whether the Board of Directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:
Yes

Amount of fixed remuneration items, with breakdown, if applicable of allowances for belonging to the Board and its Committees and an estimate of the resulting fixed annual remuneration	Yes

Variable remuneration items	Yes

Main characteristics of the benefits system, with an estimate of their amount or equivalent annual cost.	Yes

Conditions that must be respected in contracts of those who exercise senior management functions as executive directors	Yes
B.1.16
Please state whether the Board puts to vote at the General Shareholders’ Meeting, as a separate point in the order of the day, and for consultation purposes, a report on the board member remuneration policies. If applicable, explain the aspects of the report with regard to the remuneration policy approved by the Board for future years, the most significant changes of said policies with regard to that applied during this financial year and a global summary of how the remuneration policy was applied during the financial year. Please provide details of the role played by the Compensation Committee and, if external advice was sought, the identity of the external consultants who provided said advice:

No

Role played by Compensation Committee
•	To propose to the Board of Directors, in the framework established in the Company By-Laws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Aims of remuneration policy.

•	Detailed structure of remuneration.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic conditions of contracts of Executive Directors.

•	Remuneration performance.

•	Process of drawing up remuneration policy.

Was external advice sought?	Yes

Identify the external consultants	Towers Perrin
B.1.17
Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:

Name or company name of	Company name of significant
director	shareholder	Position

Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Director of Criteria CaixaCorp, S.A.

Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Boursorama, S.A.

Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”

Director of Caixa Capital Risc, S.G.E.C.R., S.A.

Executive Chairman of Serveis Informátics la Caixa, S.A. (SIIK)

Director of e-la Caixa 1, S.A.

Director of Espacio Pyme, S.A.

Director of Port Aventura, S.A.

José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

Please detail, if applicable, any relevant relationships other than those mentioned in the previous paragraph, of the members of the Board of Directors whereby they are related with significant shareholders and/or companies of the group:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Retail Banking Manager for Spain and Portugal.

José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
B.1.18	Please indicate whether there have been any changes to the Board regulations during the financial year:
Yes
Description of changes
The Board of Directors, at its meeting held on February 27, 2008, approved a new amendment of the Regulations of the Board of Directors, which affects only the composition of the Board Committees listed below. Specifically, it affects, the maximum number of Directors each may contain. In all cases the minimum number of Directors necessary for each Committee is three, and it is a requirement that a majority of them are external Directors.
•	Regulation Committee (Article 23)

•	Human Resources and Corporate Reputation and Responsibility Committee (Article 24)

•	Service Quality and Customer Service Committee (Article 25)

•	International Affairs Committee (Article 26)
Them main justification for this change is the need to provide the Board of Directors with more flexibility as regards the maximum number of members that should form part of each of the Committees at any given time, being able to establish the composition of the committees in the manner it deems most convenient, on the basis of the powers and duties assigned to each of them.
These modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on April 2, 2008.

B.1.19	Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.
Appointment
Telefónica’s By-Laws establish that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Companies Law and in the Company By-Laws, fill vacant positions temporarily by interim appointment.
It is only on certain occasions that the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favorable report from the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal.
Thus, in accordance with the duties assigned to the Nominating, Compensation and Corporate Governance Committee, it should report, with objectivity and in line with social interests, the proposals for nominating, re-electing and removal of Company Directors, assessing the necessary competencies, knowledge and experience of the candidates to cover the vacancies.
In line with the provisions of the Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. In addition, the Board shall ensure that the total number of independent Directors represents at least one-third of the total number of members of the Board.

Likewise, the type of directorship of each Director will be explained by the Board of Directors before the General Shareholders’ Meeting that must carry out or ratify their appointment. The type of directorship will be revised on an annual basis by the Board, subsequent to the verification by the Nominating, Compensation and Corporate Governance Committee, providing information of this in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors shall serve in their position for a period of five years. They may be re-elected one or more times to terms of the same duration.
As with proposals for appointment, proposals for re-election of Directors must be preceded by the relevant favorable report issued by the Nominating, Compensation and Corporate Governance Committee, and, in the case of independent Directors, by the corresponding proposal.
Assessment
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal

Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved by the General Shareholders’ Meeting, in the exercise of the powers granted to this body by law.

The Board of Directors will not propose the removal of any independent Director before the established period for which they were nominated has been completed, save in cases of fair cause, as judged by the Board subsequent to a report by the Nominating, Compensation and Corporate Governance Committee. In particular, it will be deemed that there is fair cause when the Director has failed to comply with the duties inherent to their post.

The removal of independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the company’s capital structure.

B.1.20	Indicate under what circumstances directors are obliged to resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

The conditions listed above under Recommendation B.1.19 “Removal” must also be taken into consideration.

B.1.21	Explain whether the duties of the chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person:
Yes
Measures to limit risks
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Julio Linares López Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Please indicate and, if applicable, explain, whether regulations have been established enabling one of the independent directors to request that a Board Meeting be called or to include new points in the order of the day, to coordinate and reflect the concerns of external directors and direct the assessment by the Board of Directors.
No
B.1.22	Are qualified majorities other than those established by law, required for certain decisions?
No

Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:
Adoption of resolutions

Description of resolution	Quorum	Type of Majority

All resolutions	Personal or proxy attendance of one half plus one of all Directors.
Resolutions shall in all cases be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company By-Laws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.

B.1.23	Explain whether there are other requirements, other than those for Directors, for being appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, this requirement shall not be applicable if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Please indicate whether the Company Bylaws or the Board regulations establish an age limit for Directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for Directors

0	0	0
B.1.26	Please indicate whether the Company Bylaws or the Board Regulations establish a limit on the term of office of independent Directors:
No

Maximum number of years in office	0

B.1.27	When women directors are few or non existent, state the reasons for this situation and the measures taken to correct it.
Explanation of reasons and measures
The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Specifically, please indicate whether the Nominating and Compensation Committee has established procedures to ensure that the selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates that meet the required profile:
Yes
Description of the main procedures
Article 10.3 of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company.

B.1.28	Indicate whether there are formal processes for proxy voting in the Board of Directors. If so, please describe briefly.

In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as the extent practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of meetings held by the Board of Directors during the financial year. Likewise, indicate the number of times, if any, the Board has met in the absence of its Chairman:

Number of Board meetings	11

Number of Board meetings held in the absence of its chairman	0
Indicate the number of Board Committees meetings held during the financial year:

Number of Executive or Delegated Commission meetings	18

Number of Audit Committee meetings	12

Number of Nominating and Compensation Committee meetings	9

Number of Nominating Committee meetings	0

Number of Remuneration Committee meetings	0
B.1.30	Please state the number of Board meetings held during the financial year in which all its members did not attend. Representatives sent without specific instructions count towards the final count:

Number of absences of board members during the year	1

% of absences with regard to total number of votes during the exercise	0.534
B.1.31	Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors for their approval:
No

Identify, if applicable, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:

B.1.32
Explain the mechanisms, if any, established by the Board of Directors to ensure the individual and consolidated accounts are not presented at the General Shareholders’ Meeting with qualifications in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.

In this regard, and in order to achieve this objective, the Audit and Control Committee’s work addresses the following basic questions:
1)	to know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
2)
to ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team;

3)	to supervise the internal audit services; and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information of its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held twelve (12) meetings in the course of 2008.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and at the Committee’s request, other members of the Company management team and that of its subsidiary companies have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and controlling areas, as well as those in charge of internal audits, are often convened to participate in these meetings. The members of the Committee have held separate meetings with each of these when it was deemed such a measure was necessary to closely monitor the preparation of the Company’s financial information.

Notwithstanding the above, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the secretary of the Board a director?
No
B.1.34
Explain the procedures for the appointment and removal of the Secretary of the Board, stating whether their appointment and removal have been reported by the Nominating Committee and approved in full by the Board.

Procedure of appointment and removal

In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Nominating Committee notify the appointment?	Yes

Does the Nominating Committee notify the removal?	Yes

Does the Board in full approve the appointment?	Yes

Does the Board in full approve the removal?	Yes

Is the secretary of the Board responsible for safeguarding the good governance recommendations?
Yes
Comments

In any case, the Secretary of the Board shall attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the By-Laws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (Article 15 of the Regulations of the Board of Directors).

B.1.35	Please state the mechanisms, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall, through the Audit and Control Committee, establish a stable, professional relation with the Company’s Auditor, strictly respecting the independence thereof. Thus, one of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof”.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, where appropriate, appropriate terms of for the hiring thereof, the scope of its professional engagement and revocation or renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most relevant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the external Company Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardize independence of the Company Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with the legislation in effect.

B.1.36	Please state whether during the financial year, the Company has changed external auditor. Is so, please specify the incoming and outgoing auditors:
No

Outgoing Auditor	Incoming Auditor

In the case that there were discrepancies with the outgoing auditor, please explain the content of said discrepancies:
No
B.1.37
Please indicate whether the auditing firm does non-audit work for the company and/or its group. If so, state the fees it receives for such work and the percentage represented by such fees of the total fees invoices by the company and/or its group:

Yes

	Company	Group	Total

Amount from non-audit work (thousand euros)	0	14	14

Amount from non-audit work / total amount invoiced by the auditing firm (in %)	0	0.067	0.058

B.1.38
Indicate whether the audit report of the previous year’s annual accounts is qualified or has reservations. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

No
B.1.39
Please state how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. In addition, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

	Company	Group

Number of consecutive years	4	4

	Company	Group

Number of years audited by current auditing firm/number of years the company accounts have been audited (in %)	15.4	22.2
B.1.40
Please list the stock holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activities of the company and/or its group, and which have been reported to the company. In addition, list the posts or duties they hold in such companies:

	Corporate name of
Name or company name	the company in
of director	question	% share	Post or Duties

Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.002	Chairman

David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—

B.1.41	Please indicate and, where appropriate, explain any procedures through which Directors may receive external advice:
Yes
Details of procedure

Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. Such engagement must necessarily be related to specific problems of certain significance and complexity that arise in the performance of their duties. The Chairman of the Company must be informed of the decision to retain such services, which shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:
Yes
Details of procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information – except in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, Directors are sent the documentation relating to the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations handed to the Directors during the session itself.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors have the broadest powers to obtain information on any aspect of the Company, to examine its books, records, documents and other background information on corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43
Please state whether, and if so provide corresponding details, the company has established rules by which the directors must notify and, if applicable, resign in those cases in which they are at risk of damaging the good name and reputation of the company:

Yes
Explanation of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, Article 32. h) of the Regulations stipulates that Directors must report to the Board any circumstances related to them that might damage the credit and reputation of the Company as soon as possible.

B.1.44	Indicate whether any director has notified the company that he has been indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law:
Yes

Name of Director	Criminal proceedings	Comments

César Alierta Izuel	Summary Proceedings 7721/2002 Magistrate’s Court number 32 of Madrid

Please indicate whether the Board of Directors has analyzed the case. If the answer is yes, please explain in a reasoned manner the decision made with regard to whether or not the director should continue holding their post.
Yes

Decision adopted	Reasoned explanation

May continue	There have been no circumstances that merit the adoption of any action or decision to this regard.
B.2.	Board of Directors Committees
B.2.1	List of all Board of Directors Committees and their members:
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE
COMMITTEE

Director	Position	Type

Alfonso Ferrari Herrero	Chairman	Independent

Carlos Colomer Casellas	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent

Peter Erskine	Member	Other External
AUDIT AND CONTROL COMMITTEE

Director	Position	Type

Alfonso Ferrari Herrero	Member	Independent

Antonio Massanell Lavilla	Member	Proprietary

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary

HUMAN RESOURCES, CORPORATE REPUTATION AND
RESPONSIBILITY COMMITTEE

Director	Position	Type

Francisco Javier de Paz Mancho	Chairman	Independent

Alfonso Ferrari Herrero	Member	Independent

Antonio Massanell Lavilla	Member	Proprietary

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary
REGULATION COMMITTE

Director	Position	Type

Pablo Isla Álvarez de Tejera	Chairman	Independent

Alfonso Ferrari Herrero	Member	Independent

David Arculus	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

José Fernando de Almansa Moreno-Barreda	Member	Other External

Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Director	Position	Type

Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent

Antonio Massanell Lavilla	Member	Proprietary

Carlos Colomer Casellas	Member	Independent

Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Director	Position	Type

José Fernando de Almansa Moreno-Barreda	Chairman	Other External

Alfonso Ferrari Herrero	Member	Independent

David Arculus	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José María Abril Pérez	Member	Proprietary

Luiz Fernando Furlán	Member	Independent

Vitalino Manuel Nafría Aznar	Member	Proprietary
EXECUTIVE COMMITTEE

Director	Position	Type

César Alierta Izuel	Chairman	Executive

Isidro Fainé Casas	Vice Chairman	Proprietary

Alfonso Ferrari Herrero	Member	Independent

Carlos Colomer Casellas	Member	Independent

Francisco Javier de Paz Mancho	Member	Independent

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José María Abril Pérez	Member	Proprietary

Julio Linares López	Member	Executive

Peter Erskine	Member	Other External
STRATEGIC COMMITTEE

Director	Position	Type

Peter Erskine	Chairman	Other External

Gonzalo Hinojosa Fernández de Angulo	Member	Independent

José Fernando de Almansa Moreno-Barreda	Member	Other External

María Eva Castillo Sanz	Member	Independent

INNOVATION COMMITTEE

Director	Position	Type

Carlos Colomer Casellas	Chairman	Independent

Antonio Massanell Lavilla	Member	Proprietary

Julio Linares López	Member	Executive

Pablo Isla Álvarez de Tejera	Member	Independent

Peter Erskine	Member	Other External
B.2.2	Please state whether any of the following duties are responsibility of the Audit Committee:

To supervise the process of preparation and the integrity of the financial information regarding the company and, if applicable, the group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and the correct application of the accounting criteria.
Yes

To periodically revise the internal control and risk management systems so that the main risks are identified, managed and notified correctly.	Yes

To safeguard the independence and efficacy of the internal auditing function; to propose the selection, appointment, re-election and removal of the head of internal auditing; to propose the budget of that service; to receive periodic information regarding its activities; and to verify that the senior management bears in mind the conclusions and recommendations of its reports.
Yes

To establish and supervise a mechanism by which the employees may notify, confidentially and, if deemed appropriate, anonymously, any irregularities that are potentially significant, especially financial and accounting irregularities, that they may detect in the company.
Yes

To submit to the Board proposals of selection, appointment, re-election and replacement of the external auditor, as well as the corresponding engagement conditions.	Yes

To receive regularly from the external auditor information regarding the auditing plan and the results of its execution, and to verify that the senior management takes into account its recommendations.
Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, to encourage the group auditor to assume the responsibility for the audits of the companies it comprises.	Yes

B.2.3	Describe the organizational and operational rules and responsibilities attributed to each of the Board Committees.
International Affairs Committee.

a)	Composition.

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties.

Notwithstanding other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

(i)	To pay special attention to institutional relations in the countries companies of the Telefónica Group do business.

(ii)	To review important issues affecting it at international or economic integration organizations and forums.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the International Affairs Committee in order to properly exercise its duties.

Audit and Control Committee.

Pursuant to the provisions set out in Article 31 bis of the Company By-Laws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition.

The Audit and Control Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All Committee members shall be external Directors. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

b)	Powers and duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, at the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 204 of the Spanish Companies Law, as well as, where appropriate, terms of the hiring thereof, the scope of its professional engagement and the revocation or renewal of such appointment;

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for the internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information of its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially communicate and anonymously report potentially significant irregularities particularly any financial or accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

c)	Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Audit and Control Committee in order to properly exercise its duties.

Service Quality and Customer Service Committee.
a)	Composition.

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

(ii)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Service Quality and Customer Service Committee in order to properly exercise its duties.

Strategic Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategic Committee shall be appointed from amongst its members.

b)	Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategic Committee shall be to support the Board of Directors in the analysis and follow-up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Strategic Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Strategic Committee in order to properly exercise its duties.

Innovation Committee.

a)	Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from amongst its members.

b)	Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation, performing an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Telefónica Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Innovation Committee in order to properly exercise its duties.

Nominating, Compensation and Corporate Governance Committee.

a)	Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of no less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Powers and duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Nominating, Compensation and Corporate Governance Committee shall have the following powers and duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of the Regulations of the Board.

4)	To report on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.
c)	Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Nominating, Compensation and Corporate Governance Committee in order to properly exercise its duties.

Human Resources, Corporate Reputation and Responsibility Committee.
a)	Composition.

The Human Resources, Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Corporate Reputation and Responsibility Committee shall be appointed from among its members.
b)	Powers and duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.

c)	Action Plan and Report.

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Human Resources, Corporate Reputation and Responsibility Committee in order to properly exercise its duties.

Regulation Committee.

a)	Composition.

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Powers and duties.

Without prejudice to other duties that the Board of Directors may assign thereto, the Regulation Committee shall have at least the following duties:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)
Action Plan and Report. As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Regulation Committee in order to properly exercise its duties.

Executive Commission.

a)	Composition.

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Executive Commission in order to properly exercise its duties.
B.2.4	Indicate any advisory and consulting powers and, where applicable, the powers delegated to each of the committees:

Committee Name	Brief description

International Affairs Committee	Advisory and Control Committee

Audit and Control Committee	Advisory and Control Committee

Service Quality and Customer Service Committee	Advisory and Control Committee

Strategic Committee	Advisory and Control Committee

Innovation Committee	Advisory and Control Committee

Nominating, Compensation and Corporate Governance Committee	Advisory and Control Committee

Human Resources, Corporate Reputation and Responsibility Committee	Advisory and Control Committee

Regulation Committee	Advisory and Control Committee

Executive Commission	Corporate Body with general decision-making powers and express delegation of all the powers attributed to the Board of Directors, except those that cannot be delegated by law, bylaws or regulations.
B.2.5
Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

International Affairs Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Audit and Control Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides this, the Audit and Control Committee is also specifically regulated in Article 31 bis of the By-Laws. These documents are available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Service Quality and Customer Service Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Strategic Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources, Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the By-Laws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the Board of the different types of Directors, on the basis of their type:
Yes
C	RELATED-PARTY TRANSACTIONS
C.1
Please state whether the Board in full has reserved the right to approve, upon receipt of a report in favor from the Audit Committee or any other Committee entrusted with doing so, the transactions that the company carried out with directors, significant shareholders or shareholders represented on the Board, or with people related with them:

Yes
C.2	List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	15,349

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	359

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	7,952

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees received	2,917

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	4,245

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments/Guarantees cancelled	3

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	1,676

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	179,099

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	300

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	11,598

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance revenue	25,179

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements: capital contributions and loans (lender)	142,229

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	188,504

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	159,148

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financial expenses	33,974

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	632

Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Amortization or cancellation of loans and finance leases (lessee)	3,962

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	278,957

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	212,905

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance revenue	16,862

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	12,641

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	247,900

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	33,680

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financial expenses	14,321

Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	6,770,484

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	645,635

	Name or corporate
Name or company	name of the
name of significant	company or unit of	Nature of		Amount
shareholder	its group	relationship	Type of transaction	(thousand euros)

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance revenue	43,900

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	367,699

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	236,599

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	17

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	7,978

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees received	1,189

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	12,145

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees	966

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	35,905

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	50,248

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	397

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Financial expenses	1,287

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance revenue	8

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	4

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	28,266

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	813

C.3	List any relevant transactions entailing a transfer of resources or obligations between the Company or its group companies and the Company’s managers or Directors:
C.4
List any relevant transaction undertaken by the Company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the Company’s habitual trading:

C.5	identify, where appropriate, any conflicts of interest affecting company Directors pursuant to Article 127 of the Companies Law.
No
C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the Company and/or its group, and its Directors, management or significant shareholders.
The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:
• With respect to the Directors, Article 32 of the Regulations of the Board of Directors stipulates that Directors must inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.
Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors must refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations stipulate that no Director may directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of its Group, if such transactions are unrelated to the ordinary course of business of the Company or are not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.
The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.
The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.
• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.
In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons must inform the Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.
C.7	Are more than one of the Group companies listed in Spain?
No
Please specify the subsidiary companies listed in Spain:

D	RISK CONTROL SYSTEMS
D.1
Provide a general description of risk policy in the Company and/or its group, detailing and evaluating the risks covered by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. It therefore monitors this risk using a Corporate Risk Model (based at the time on COSO I), which has in turn become the new Risk Management Model (based on COSO II) which will be applied regularly and uniformly across the Group companies. The new Model enables the Company to assess both the impact and the probability of all the risks which may affect the Telefónica Group happening. As mentioned above, this is based on the systems proposed in the COSO I and COSO II reports (Committee of Sponsoring Organizations of the Treadway Commission), which establish an integrated Internal and Risk Management framework. The new Risk Management Model is currently being rolled out across the various Telefónica Group companies.
One of the features of this Model is that the Group has a map identifying any risks that require specific control and monitoring according to their importance. Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established and to be reasonably sure that such risks will not arise.
In accordance with the new Model, and based on best practices in risk management, the following risk categories have been identified:
I. Business Risk — this is the possible loss of value or earnings as a result of strategic uncertainty, changes in the business, competition and market scenario, or changes in the legal framework. For example, the threat from a new competitor or technological changes.
II. Financial Risk — this is the possible loss of value or earnings as a result of adverse movements in financial variables and the inability of a company to meet its obligations or convert its assets into cash. For example, exchange rate fluctuations.
III. Credit Risk — this is the possible loss of value or earnings as a result of counterparty’s failure to meet its contractual obligations. For example, delinquent customers and distributors.
IV. Operational Risk — this is the possible loss of value or earnings as a result of events caused by inadequacies or failures in processes, human resources, business teams and IT systems, or due to external factors. For example, measurement or billing errors.
Additionally, a global risks category has been included, which is wider in scope than the other four categories.
V. Global Risks — this is the possible loss of value or earnings as a result of events which affect the Telefónica Group as a whole with regard to social responsibility, reputation, and corporate identity, and deficient management of innovation and transformation, among others.
•
On the other hand, and part of the Telefónica Group’s risk control policy, there is an internal control framework. Its main objectives, in line with the COSO I and II models, are as follows: i) efficacy and efficiency of its operation; ii) safeguard of its assets; iii) reliability of financial information; and iv) compliance with laws and regulations.

•	Also, and in addition to the controls established in each of the Company’s operational processes, the Group has the following specific control elements:
*
An Internal Auditing structure covering the entire Telefónica Group, which carries out its duties in accordance with the professional regulations and criteria of the International Institute of Internal Auditors. It must be pointed out that Telefónica is the first Spanish company to obtain the certification of quality awarded by said Institute.

*
The Company’s Financial Statements, and those of all the main companies of the Group are verified by an External Auditor. In addition, the External Auditor is commissioned to make recommendations regarding internal control for the main Companies.

•
Likewise, for the establishment of appropriate and standardized control systems, the Telefónica Group has a set of regulations by means of which basic control aspects are regulated. These regulations include the following:

(i)	Control regulations regarding the process of drafting the financial — accounting information.
(ii)	Regulations governing control of Company information and its financial/accounting information system:
(iii)	Regulations regarding external representation and the relationship between Group companies.
(iv)	Regulations governing environmental minimums:
With regard to the use of funds by the Company, the Group has an Intervention Unit responsible for controlling the use of funds, and whose duties are, among others, the control of the use of the funds, control of travel and representation expenses and the implementation of basic controls in the greater risk processes. The Group’s main companies also have Budgetary and Management Control Units.
•	The Telefónica Group has Units that control certain specific risks. More specifically, all those related with Risks and Insurance, Reputation, Regulation, Quality, and Human Resources (labor risks).
•	As Telefónica is listed on the New York Stock Exchange, it must comply with the requirements established by the Sarbanes-Oxley Act and its related regulations.
In particular, a review is carried out of the efficacy of the internal financial reporting controls, both in the process of preparing the accounting statements, and in the main processes that enter information into the accounting system. This practice is a requirement for Telefónica S.A. and for other companies of the Group, as “SEC registrants”.

The results of the 2007 assessment were included in the 20-F Form of Telefónica, S.A., sent to the SEC on May 19, 2008. The report declared the existence of an effective internal control of financial reporting, with no material weaknesses. This was subsequently verified by the Company’s auditor.
•
In addition, since 2005 an incident reporting channel is in place, created by the Audit and Control Committee of the Board of Directors, whose aim is that any employee of the Telefónica Group can report, completely anonymously if so required, with regard to situations related to the internal control of financial statements, accounting statements or accounts auditing.

Lastly, in 2006 the Board of Directors of the Company approved the unification of the Codes of Ethics of the Group’s different companies in a new Business Principles Code, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees. It is worth noting that in 2008, the Code of Conduct for the Financial Departments (which is obligatory for compliance with the Sarbanes-Oxley Act) which is applicable to the Telefónica Group, was incorporated into the abovementioned Business Principles Code.
D.2
Please state whether, during the financial year, any of the different types of risk affecting the company and/or its group (operational, technological, financial, legal, reputational, fiscal...) have materialized:

No
If so, please state the circumstances that led to the risk and whether the established control mechanisms proved to be effective.

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of Duties

Audit and Control Committee
The Board of Directors of Telefónica S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company By-Laws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Finance and Corporate Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company By-Laws of Telefónica S.A. (Article 31 bis), and in the Regulations of the Board of Directors (Article 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Please identify and describe the processes for compliance with the regulations applicable to the Company and/or its group.
The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has Units exercising specific control over this type of risks, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	THE GENERAL SHAREHOLDERS’ MEETING
E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Bylaws. Describe any difference from the minimum regime set out in the Companies Law.
No

	% of quorum different from that	% of quorum different from that
	established in art. 102 of the	established in art. 103 of the
	Companies Law for general cases	Companies Law for special cases

Quorum required for 1st call to meeting	0	0

Quorum required for 2nd call to meeting	0	0
E.2	Please state whether there are, and if applicable provide details, of any rules governing the adoption of corporate resolutions established in the Companies Law (LSA for its Spanish acronym):
Yes
Describe any differences from the provisions established in the LSA.
Description of differences
Article 21 of the Company By-Laws stipulates that the shareholders acting at a General Shareholders’ Meeting shall adopt their resolutions with the majorities of votes required by Law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.
Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.
In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Law of July 28, 1998 shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article shall apply to such shares at the time of voting.

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the Companies Law.
Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the Companies Law.
Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
E.4	Please indicate measures adopted, in any, to encourage shareholder participation in the General Shareholders’ Meetings.
The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavoring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:
*	WEBSITE
Incorporation into the Company website, from the date of publication of the announcement of the call and in addition to the documents and information required by law, of all the information that the company deems appropriate with regards to the aforementioned objectives and in particular, including but not limited to, the following:
a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.
b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e) If established, the means and procedures to cast votes from a distance.
f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent to them without charge through the mechanisms established on the website for this purpose.
•	FORMULATION OF SHAREHOLDERS’ SUGGESTIONS
As indicated above and without prejudice to the shareholders’ rights, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.
•	PROXY-GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5	Please indicate whether the General Shareholders’ Meeting is chaired by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM:
Yes
Details of measures
The General Shareholders’ Meeting of Telefónica S.A. has established its principles of organization and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
As well as at bringing together and organizing in a single text the various aspects relating to the call, organization and conduct of the General Shareholders’ Meeting, the document provides the following mechanisms:
•	Facilitate the exercise by shareholders of their respective rights, in particular, the right to receive information and to participate in the deliberations and voting,

•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria and established by the shareholders at the General Shareholders’ Meeting (and by the Board of Directors and the Board Committees).
E.6	Please indicate the amendments, if any, made to the Regulations of the General Shareholders’ Meeting during the year.
In 2008 no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.
E.7	Please indicate the attendance figures for the General Shareholders’ Meetings held during the financial year this report refers to:

	Attendance figures
	% attending in		% remote voting
GSM Date	person	% by proxy	e-voting	Other	Total

04/22/08	0.208	56.903	0.000		57.111

E.8	Briefly describe the resolutions adopted at the General Shareholders’ Meeting held during the year and the percentage by which each resolution was passed.
Ordinary GSM 22 April 2008

Points					Result
of the	Summary of				of the
Agenda	proposal	Votes in favor	Votes against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2007.	2,608,848,483	9,648,212	107,720,944	Approved
		(95.69%)	(0.35%)	(3.95%)

II.1	Re-election of Fernando de Almansa Moreno-Barreda	2,551,251,753	50,229,722	124,736,164	Approved
		(93.58%)	(1.84%)	(4.57%)

II.2	Ratify appointment of José María Abril Pérez.	2,568,923,511	32,111,797	125,182,331	Approved
		(94.23%)	(1.18%)	(4.59%)

II.3	Ratify appointment of Francisco Javier de Paz Mancho.	2,598,876,081	9,706,313	117,635,245	Approved
		(95.33%)	(0.36%)	(4.31%)

II.4	Ratify appointment of María Eva Castillo Sanz.	2,602,076,919	6,356,064	117,784,656	Approved
		(95.45%)	(0.23%)	(4.32%)

II.5	Ratify appointment of Luiz Fernando Furlán.	2,602,521,684	5,907,365	117,788,590	Approved
		(95.46%)	(0.22%)	(4.32%)

III	Authorization for acquisition of treasury stock, directly or through Group Companies.	2,625,577,922	3,290,093	97,349,624	Approved
		(96.31%)	(0.12%)	(3.57%)

IV	Reduction of the share capital through the cancellation of treasury stock.	2,628,514,211	242,249	97,461,179	Approved
		(96.42%)	(0.01%)	(3.57%)

V	Appointment of the Auditors of the Company for Fiscal Year 2008.	2,626,442,631	1,696,893	98,078,115	Approved
		(96.34%)	(0.06%)	(3.60%)

VI	Delegation of the rights to formalize, interpret, cure and carry out the resolutions adopted by the shareholders at the GSM.	2,628,556,394	276,806	97,384,439	Approved
		(96.42%)	(0.01%)	(3.57%)
E.9	Please indicate whether the Company Bylaws establish any restrictions with regard to the minimum number shares required to attend the General Shareholders’ Meeting:
Yes

Number of shares required to attend the GSM	300

E.10	Please indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.
As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:
* Voting by proxy at the GSM:
• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.
• Shareholders that do not hold the minimum number of shares (300) required to attend the Meeting may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.
* Voting instructions:
• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.
* The party acting as representative:
• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.
• In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Law [Ley del Mercado de Valores] in connection with conflict of interest situations.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholder’s Meeting stipulates that the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.
E.11	Please indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:
No
E.12	Indicate the address and mode of access to corporate governance content on your website.
Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Information for Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.
F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
Indicate the degree of the company’s compliance with Corporate Governance recommendations.
Should the company not comply with any of the aforementioned recommendations, explain the recommendations, rules, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9 , B.1.22 , B.1.23 and E.1 , E.2.
Explain

In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. This restriction on the maximum number of votes that each shareholder may cast refers solely to shares held by each such shareholder and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 25 of the By-Laws stipulates that in order to be appointed a Director, it is a requirement to have held for more than three years, a number of shares of the Company representing a nominal value of 3,000 euros which shares the shareholder may not transfer while in office. These requirements shall not apply to persons who, at the time of their appointment, are related to the Company under and employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 26 of the By-Laws stipulates that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the subsidiary and other group companies;
b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable

3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;
c)	Operations that effectively add up to the company’s liquidation;
Complies
4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;
b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies
7.
The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.
Complies

8.
The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:.
i)	The strategic or business plan, management targets and annual budgets;
ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;
v)	Corporate social responsibility policy;
vi)	Remuneration and evaluation of senior officers;
vii)	Risk control and management, and the periodic monitoring of internal information and control systems;
viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14
ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14
iii)	The financial information that all listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics; unless their approval corresponds to the General Shareholders’ Meeting;
v)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;
2. They go through at market rates, generally set by the person supplying the goods or services;
3. Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies
9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.
See section: B.1.1
Explain
The complexity of the organizational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the high number of Committees of the Board of Directors of the Company, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2 , A.3, B.1.3 and B.1.14
Complies

11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section:	B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections:	B.1.3 , A.2 and A.3
Explain
The aforementioned recommendation number 12 refers to the composition of the group of external members of the Board. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2008, the group of external Directors of Telefónica, S.A., was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.013% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.170% of the capital stock.
Applying the proportional criteria established in Article 137 of the Spanish Companies Law (to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of approximately 74,574 million euros at December 31, 2008, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,738 million euros, and that of BBVA is 3,855 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 137 of the Spanish Companies Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

13.	The number of independent directors should represent at least one third of all board members.

See section:	B.1.3
Compiles
14.
The nature of each director should be explained to the General Meeting of Shareholders, which shall make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification from the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections:	B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections:	B.1.2, B.1.27 and B.2.3
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on the April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section:	B.1.42
Complies
17.
When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section:	B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

18.	The Secretary should take care to ensure that the board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies.

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others.

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.
In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section:	B.1.34
Complies
19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section:	B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections:	B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

22.	The board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section:	B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section:	B.1.42
Complies
24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section:	B.1.41
Complies
25.
Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections:	B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.
b)	Subject to a report from the Nomination Committee in all other cases.

See section:	B.1.2
Complies
28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;
b)	Directorships held in other companies, listed or otherwise;
c)	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.
d)	The date of their first and subsequent appointments as a company director; and
e)	Shares held in the company and any options on the same.
Complies
29.	Independent directors should not stay on as such for a continuous period of more than 12 years.

See section:	B.1.2
Complies

30.
Proprietary directors should resign when the shareholders they represent dispose of the ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections:	A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. n particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections:	B.1.2, B.1.5 and B.1.26
Complies
32.
Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections:	B.1.43, B.1.44
Complies
33.
All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.
Complies

34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section:	B.1.5
Complies
35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or stock options or any performance-related remuneration;

iii)	The main parameters and ground for any system of annual bonuses or other, non cash benefits; and

iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.
c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount of equivalent annual cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration.

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.

See section:	B.1.15
Complies

36.
Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections:	A.3, B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable remuneration, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies
40.
The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the questions referred to in Recommendations 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The performance of the Remuneration Committee in designing the policy will be reported to the Meeting along with the identity of any external advisors engaged.

See section:	B.1.16
Partially complies
On the occasion of the Company’s Ordinary General Shareholders’ Meeting, shareholders shall be delivered, for information purposes, the report regarding the Director compensation policy. In addition, this Report shall be made available to shareholders from the date of publication of the call for the General Meeting.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:
a)	A breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options and other share-based instruments, detailing:
i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with Article 28.4 of the Company By-Laws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.
In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the Board itself.

See sections:	B.2.1 and B.2.6
Complies
43.	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies

44.	In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. This Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.

See sections:	B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work program to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Complies

49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The determination of the risk level the company sees as acceptable.
c)	Measures in place to mitigate the impact of risk events should they occur;
d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

See section: D
Complies
50.	The Audit Committee’s role should be:
1	With respect to internal control and reporting systems:
a)
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2	With respect to the external auditor:
a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit program, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:
i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections:	B.1.35, B.2.2, B.2.3 and D.3
Complies
51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections:	B.2.2 and B.2.3
Complies

53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section:	B.1.38
Complies
54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.

See section:	B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.
d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section:	B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier Recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors;

iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the company.

See sections:	B.1.14, B.2.3
Complies
58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G	OTHER INFORMATION OF INTEREST
List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2008, except in those issues in which a different date of reference is specifically mentioned.
• Note 1 to Section A.3.]
It should be noted that among its internal rules the Company has, an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts, whose underlying securities or instruments are issued by the Company.
The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

• Note 2 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. Also, on April 16, 2008, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On October 16, 2007, Alfonso Ferrari Herrero notified the Spanish Securities Exchange Commission (CNMV) of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
• Note 3 to Section A.5.]
On October 31, 2007, Telefónica de Contenidos, S.A.U. was informed that Banco Bilbao Vizcaya Argentaria, S.A. had formalized on that same date the sale of shares, subject to a condition precedent, by which it sold all its shares in Hispasat, S.A. (a company in which Telefónica de Contenidos, S.A.U. holds a stake) to the company Abertis Telecom, S.A. On July 3, 2008, once the condition precedent was met, the public deed of sale of shares in Hispasat, S.A. between Abertis Telecom, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., among others, was granted.
• Note 4 to Section B.1.8.]
On February 20, 2009, Vitalino Manuel Nafría Aznar was appointed Chairman of the Board of Directors of Metrovacesa, S.A.
• Note 5 to Section B.1.10.]
Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
• Note 6 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
Remuneration of Telefónica, S.A.’s directors is governed by Article 28 of the By-Laws, which states that the compensation amount that the Company may pay to all of its directors shall be fixed by the shareholders at the General Shareholders’ Meeting which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Executive and Advisory or Control Committees of the Board. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Therefore, the compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Advisory or Control committees. In this respect, it was also agreed that from September 2007, executive member of the Board would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The fixed amounts established for membership to Telefónica Board of Directors, Executive Commission and the executive and advisory or control committees of the Board are as follows.

			Advisory or
		Executive	Control
Position	Board of Directors	Commission	Committees

Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance to each of the Advisory Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 thousand euros in fees for attending the Advisory or Control Committee meetings of the Board. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to individual Telefónica directors for discharging their duties in 2008.

			Other Board
			Committees
	Board of	Executive	Fixed	Attendance
Board members	Directors	Commission	payment	fees	TOTAL

Chairman

César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen

Isidro Fainé Casas	250,000	100,000	—	—	350,000

Vitalino Manuel Nafría Aznar	250,000	—	51,334	30,000	331,334

Members

Julio Linares López	—	—	—	—	—

José María Abril Pérez	150,000	100,000	14,000	1,250	265,250

José Fernando de Almansa Moreno-Barreda	150,000	—	42,000	11,250	203,250

José María Álvarez-Pallete López	—	—	—	—	—

David Arculus	150,000	—	23,333	6,250	179,583

Eva Castillo Sanz	137,500	—	—	—	137,500

Carlos Colomer Casellas	150,000	100,000	36,167	11,250	297,417

Peter Erskine	150,000	100,000	17,500	8,750	276,250

Alfonso Ferrari Herrero	150,000	108,333	82,833	37,500	378,666

Luiz Fernando Furlán	137,500	—	11,667	5,000	154,167

Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	84,000	43,750	377,750

Pablo Isla Álvarez de Tejera	150,000	—	72,333	18,750	241,083

Antonio Massanell Lavilla	150,000	—	47,833	30,000	227,833

Francisco Javier de Paz Mancho	150,000	100,000	56,000	11,250	317,250

TOTAL	2,575,000	808,333	539,000	215,000	4,137,333
(Amounts in euros)

(*)	Alfonso Ferrari Herrero was appointed member of the Executive Commission on December 19, 2007 and therefore the compensation for that month is included in the table.

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2008
ITEM	(euros)

Salaries	5,704,005

Variable compensation (1)	7,885,683

Compensation in kind (2)	76,746

Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executive Officers, the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.
In addition, related to the “Performance Share Plan” approved at the Ordinary General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).
It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.
Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr. Viana-Baptista also received an amount of 3,289,972 euros in 2008 for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.

• Note 7 to Section B.1.11.]
Subsection b). The “Fixed Remuneration” item includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
• Note 8 to Section B.1.12.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
The six senior executives of the Company, excluding those that are also members of the Board of Directors, received a total for all items -including the Extraordinary Cash Incentive Program indicated above- in 2008 of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan for these directors amounted to 911,041 euros.
Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.
(*)
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

• Note 9 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 10 to Section B.1.29.]
In 2008 the other Board Committees held the following meetings:
•	Human Resources, Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 4

•	Service Quality and Customer Service Committee: 5

•	International Affairs Committee: 4

•	Innovation Committee (created July 30, 2008): 2

•	Strategic Committee (created December 17, 2008): as this committee was only created in December 2008, no meetings were held that year.
• Note 11 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), which is filed with the “Securities and Exchange Commission”, is certified by the Executive Chairman of the Company, César Alierta Izuel, and by the CFO, Santiago Fernández Valbuena. This certification is made after the Financial Statements have been formulated by the Board of Directors of the Company.
• Note 12 to Section B.1.39.]
The first financial year audited by an external auditing company was 1983. Prior to that, the balance sheets were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the date taken as the base for the calculation of the percentage in the case of audits of the Individual Financial Statements of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first financial year in which Consolidated Financial Statements for the Telefónica Group were published.
• Note 13 to Section C.2.]
The transactions included in this section under “Commitments Undertaken” with Banco Bilbao Vizcaya Argentaria, S.A., are derivatives transactions.
This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.
Specifically, indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.

Binding definition of independent director:
List any independent directors who have or have had a relationship with the company, its significant shareholders or managers, which are of a sufficiently significant nature or important to determine that the directors may not be deemed independent as per the definition included in point 5 of the Unified Good Governance Code:
No
This annual corporate governance report was approved by the Board of Directors of the company, at its session held on
February 25, 2009.
List the directors that voted against or abstained from approving this report.
No
*****

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 30th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer